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Follow-Up Materials

07023144

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fraser Papers

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 07 2007
THOMSON FINANCIAL

FILE NO. 82- 34837

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 5/2/07

Rule 12g3-2(b)
Exemption No. 82-34837

ARLS
12-31-06

FraserPapers

ANNUAL REPORT 2006

Corporate Profile

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec.

Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at *www.fraserpapers.com*

This Annual Report contains our annual letter to shareholders together with management's discussion and analysis of financial results and the audited consolidated financial statements for 2006.

Financial Highlights

(US$ millions, except per share data)	**2006**	2005	2004[3]
Net sales[1]	**$ 796**	$ 918	$ 996
EBITDA	**(7)**	4	20
Loss	**(114)**	(29)	(43)
Total assets	**556**	788	770
Net debt	**55**	76	41
Number of common shares outstanding[2]	**29.5**	29.5	30.1
Loss per share, basic and diluted	**$ (3.86)**	$ (0.98)	$ (1.43)
Total paper produced (000 tons)	**661**	723	840

(1) Net sales are gross sales, net of freight costs, commissions, and discounts and rebates to customers.

(2) Millions of shares.

(3) See note 1 of Notes to the Consolidated Financial Statements, "Basis of Presentation" for 2004 figures.

Contents

Letter to Shareholders

OVERVIEW

The past year represented the end of a 2½ year period of repositioning where we surfaced value from non-core assets, closed uncompetitive businesses, refinanced the company and focused our efforts to improve our underlying paper operations. During 2006, the initiatives completed resulted in significant one-time accounting charges that are now behind us. We are now entering a period where continued improvement in our core business will lead to further opportunities for profitable growth.

While we have much left to accomplish, we did achieve a number of key objectives during the past year. In January, we sponsored the launch of the Acadian Timber Income Fund, which gave us the opportunity to monetize our New Brunswick timberlands at an attractive valuation while retaining a 20 year wood supply for our sawmills. In April, we took the difficult decision to permanently close our hardwood kraft mill in Berlin, New Hampshire. This enabled us to consolidate sales of market pulp and eliminate both operating losses at Berlin and low margin export sales at our remaining pulp mill in Thurso, Quebec. During the year we improved our balance sheet by reducing long term debt by $82 million and we funded $40 million into our employee benefit plans.

Markets improved during 2006 for pulp and paper. Importantly, we increased shipments of our highest margin products in specialty packaging and printing papers from 332,000 to 362,000 tons – a 9% improvement. This improvement in product mix, when combined with a 6% improvement in average realized paper prices in 2006, added $31 million to our operating margins. Unfortunately, this was more than offset by $41 million of additional non-controllable costs relating to higher oil and fibre prices along with a higher Canadian dollar exchange rate.

GOALS AND STRATEGY

While it appears ambitious today, our goal is to provide long term shareholders with a return of 12% on their investment. Clearly we are not there today, but we are confident that a high performing specialty paper business can and should generate that kind of return. We believe that we can improve our operating margins and achieve this objective over the longer term by pursuing the following strategies:

- Focusing on **value-added products**, with an emphasis toward specialty printing and packaging applications;
- Providing **superior customer service** and technical support while delivering high quality specialty papers;
- Continuing **innovation** and development of new products to support ongoing growth of our business;
- Achieving **operating excellence** that surpasses industry benchmarks for efficiency, energy consumption and fibre costs at all our facilities; and
- Maintaining a culture focused on **execution and performance**.

OPERATING PLATFORM

The strength of the operating platform lies in the integrated nature of our assets, our capability to develop, manufacture and take to market a broad spectrum of specialty papers from three different sources of internal pulp fibre combined with the ability to optimize the process on a day-to-day basis.

Our paper business is led by a team of 25 sales and marketing professionals who are responsible for our commercial relationships and identifying new business opportunities. We also have product development specialists at each operation with a track record of success in bringing new paper grades to commercialization. In fact, over 90% of our current grade mix at East Papers is comprised of products developed by this team. In Montreal, we operate a Technology Centre with a fully-equipped paper chemistry laboratory that focuses on product quality, process improvement and optimization.

We have three pulp mills that are integrated into our paper business, providing high quality fibre produced to our specifications at a lower cost than purchased fibre. The ability to produce hardwood kraft, softwood sulphite and groundwood pulp within our own system provides the flexibility to develop and manufacture a wide variety of groundwood, freesheet and hybrid papers in response to market opportunities. For example, we have been able to benefit from the expanding market for high-brightness groundwood paper that is replacing traditional freesheet in specialty print applications.

We operate 13 paper machines at two locations, ranging in size from 30,000 to 120,000 tons per year, with a combined annual capacity of 675,000 tons of paper. Many of our machines have the capability of producing similar grades of paper, giving us the opportunity to optimize our allocation of individual customer orders across the machines.

We believe that our smaller paper machines can remain competitive so long as we can grow with our customers in niche markets. To some, this is counter-intuitive to the trend toward modern, highly efficient machines with capacities as large as 400,000 tons per year. In our case, we align market size and product specifications with our machine size and capability, such that we can be successful in our target market segments.

Our lumber mills in New Brunswick and Maine represent another piece of our integrated business model as they provide by-product chips that feed the sulphite mill. During the past ten year period, between 1997 and 2006, the lumber mills generated an average EBITDA of over $10 million annually. This contributed to a lower net cost of fibre for our Edmundston pulp mill and therefore improved our paper manufacturing costs. With lumber markets depressed, our net chip costs have risen, but we believe that the markets for lumber in the U.S. will improve over 2007, providing the opportunity for us to once again benefit from this low cost source of fibre.

INDUSTRY DYNAMICS

For a number of years now, the North American paper industry has suffered from excess production capacity, primarily in the commodity segments. More recently, the industry has been undergoing a necessary period of rationalization and consolidation with a significant amount of capacity being closed and mergers between some of the larger players. We believe this trend should improve our future prospects. We expect the fewer but larger players who remain will narrow their focus to the largest market segments in order to achieve cost synergies and economies of scale. This should leave significant opportunities for our company in the smaller specialty segments where we can focus on delivering customized product offerings with a high level of service. In 2007, we are determined to grow in these kinds of segments at rates in excess of the broader commodity markets for uncoated freesheet and groundwood papers and as we grow, we will eliminate lower margin commodity papers from our business.

SUMMARY AND OUTLOOK

We are determined to reengineer our business to a point where shareholders can receive an acceptable and sustainable return on their capital invested with us. This kind of transformation is not completed overnight, but shareholders can expect to see meaningful change over the balance of 2007.

Our sales and marketing team has identified a number of specific opportunities that will improve and strengthen our product lines. We are particularly enthusiastic about the potential to grow in our core printing and packaging segments where we have not only retained existing customers but are also winning new business based on our competitive advantage.

At our operations, we have identified opportunities for improved performance. Paper mills generally have a high fixed cost structure and as such, there is significant earnings and cash flow leverage to increased throughput. Obviously it's not throughput at any cost, but rather increased throughput at lower costs as we have opportunities to improve operating efficiencies, energy consumption and lower fibre costs.

We recently announced an agreement to acquire the groundwood pulp and paper operations of Katahdin Paper Company from Brookfield. We know the assets well, having managed them since 2003, and believe this business is a good fit with our strategy of growing our company in segments like directory and super-calendered papers. We look forward to reviewing this opportunity with our shareholders. As the paper industry continues to rationalize around us, we anticipate additional opportunities to grow the business.

On behalf of all employees at Fraser, we thank you for your continued patience and support as we transform Fraser Papers into a successful and profitable company.

J. Peter Gordon
President

March 13, 2007

Dominic Gammiero
Chief Executive Officer

March 13, 2007

Management's Discussion & Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") presents the factors that had a material effect on our results of operations during the years ended December 31, 2006 and 2005. Also discussed is our financial position as of the end of those periods. This discussion should be read in conjunction with our historical consolidated financial statements as at December 31, 2006 and 2005 and for the years then ended, and the notes thereto. Our consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). This MD&A contains forward-looking statements. See "Forward-Looking Information".

The United States dollar is our reporting currency and the functional currency of all of our operations. All figures herein are in United States dollars unless otherwise noted.

EBITDA, net debt, net debt to net debt plus equity, and cash costs are non-GAAP measures described in the Definitions section at the end of this MD&A. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These measures are presented because we believe they are useful measures of our liquidity, our operating performance, our financial position or our financial leverage. However, they should not be considered as alternatives to net cash provided by operating activities as a measure of our liquidity or as alternatives to net income as an indicator of our operating performance or any other measure of performance in accordance with Canadian GAAP. There are no directly comparable GAAP measures to any of these measures. However, a quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided in the Definitions section.

In this MD&A, "Fraser Papers", "we", "us" and "our" means Fraser Papers Inc. and all of its subsidiaries while "Company" means Fraser Papers Inc. as a separate corporation. "Brookfield" means Brookfield Asset Management Inc. (a related party by way of a significant shareholding in the Company) and all of its subsidiaries. "Norbord" means Norbord Inc. (the former parent company of Fraser Papers and a related party by virtue of a common significant shareholder) or any of its consolidated subsidiaries. "Acadian" or the "Fund" means Acadian Timber Income Fund (a related party by way of the Company's equity interest in the Fund). The date of this MD&A is February 12, 2007.

INTRODUCTION

This MD&A is intended to provide investors with an understanding of the historical performance of our business, its financial condition and its prospects.

Our 2006 fourth quarter MD&A dated February 6, 2007 and relating to our unaudited interim consolidated financial results and notes thereto for the three month period ended December 31, 2006 is specifically incorporated by reference herein.

OVERVIEW OF BUSINESS

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. We also produce northern bleached hardwood kraft pulp and dimension lumber. The Company has operations in Maine, New Hampshire, New Brunswick and Quebec.

Strategy

Our objective is to achieve a 12% return on equity for long-term shareholders from the sale of our paper products. Fraser Papers currently operates in one business segment (the Paper segment) which involves the manufacture of paper, pulp and lumber. Prior to January 31, 2006, Fraser Papers operated a Timber segment which included freehold timber operations as well as the management of Crown licenses in New Brunswick. The Maine timberlands operations were sold in May, 2005 and the freehold timberlands in New Brunswick were sold in January, 2006. Commencing in 2006, the Company includes the management of its Crown licenses in the Paper segment.

Key aspects of our long-term business strategy include:

- focusing on specialty paper and higher value-added products for printing and packaging applications where we have a sustainable competitive advantage;
- continued innovation and development of new products offered;
- exceeding benchmark industry performance at each of our operations;
- building the business selectively and opportunistically, based on value; and
- maintaining a management culture focussed on execution and performance.

We believe that a focus on specialty papers provides the best opportunity to establish sustainable operating margins and create shareholder value. With the broader paper industry consolidating and rationalizing capacity, we anticipate that the largest players will narrow their focus on broader commodity markets, leaving attractive niche segments in lightweight papers available for smaller producers like Fraser Papers.

We track improvements in product and customer mix, volumes and cost reductions and report to shareholders under our margin improvement program. During 2006, we generated margin improvements of $31 million relative to 2005. During 2005, we generated margin improvements of $15 million relative to 2004. Our efforts to improve margins in 2006 were challenged by significant cost increases of $41 million in our major manufacturing inputs, namely, chemical and energy costs and the effect of a stronger Canadian dollar. We have further opportunities to improve our operating performance which we will implement in 2007.

Fraser Papers will continue to focus our product development efforts on higher value products. Our goal is to replace the least profitable 10% of our products each year with higher value products. In 2006, we developed 38 new paper products and over 10% of our shipments were products developed over the last two years.

During 2005 and 2006, we executed our strategy of surfacing value from our timberlands by monetizing the New Brunswick timberlands in January, 2006 and our Maine timberlands in 2005. We generated net proceeds of approximately $203 million from these two transactions and maintained fibre security through 20 year fibre supply agreements. These agreements give the Company the right to purchase, at market prices, the same volumes of fibre that it historically received from these lands. We also retained a partial interest in our New Brunswick timberlands through our 22% fully-diluted interest in Acadian. Cash proceeds of $172 million were used to reduce long-term debt by $82 million, fund defined benefit pension plans by $63 million and invest $27 million in capital, over the past two years.

We will pursue growth opportunities if they are consistent with our strategy. Acquisitions will be done selectively and on a value basis. In January 2007, Fraser Papers announced that it had signed an agreement to purchase Katahdin Holdings Company LLC, the owner of Katahdin Paper Company LLC ("Katahdin") subject to approval by a special committee of the Board and by the shareholders of the Company who are unrelated to Brookfield. The acquisition of Katahdin is consistent with the Company's focus on specialty products where it can develop sustainable advantage.

At December 31, 2006, Fraser Papers continues to have one of the strongest balance sheets among its public competitors with a ratio of net debt to net debt plus equity of 14%. During 2006, the Company increased its borrowing capacity under its existing credit lines and at year end had $50 million of availability under its revolving working capital facility. Fraser Papers' conservative capital structure and the increased liquidity from the credit lines provide adequate financial flexibility to the Company for execution of its strategy.

RECENT DEVELOPMENTS

Proposed Acquisition of Katahdin

On January 30, 2007, Fraser Papers announced an agreement to acquire Katahdin from Brookfield for approximately $80 million subject to an adjustment for closing working capital. In addition, Fraser Papers will grant Brookfield a royalty which will provide a percentage of the free cash flows from Katahdin's super-calendered business, initially set at 80% and declining over time as certain targets are met. This acquisition of Katahdin represents an opportunity for Fraser Papers to substantially grow our specialty papers business into two complementary groundwood segments, namely, directory and super-calendered papers. We know these assets well, having managed them on behalf of Brookfield since 2003. We believe the addition of scale, quality and technology that Katahdin's three paper machines bring to our existing asset base will improve the competitiveness of the Company.

The transaction is consistent with our strategy to focus on niche segments in the broader paper markets where we can establish sustainable competitive advantage. With its location in central Maine, Katahdin benefits from access to a healthy fibre basket, skilled labour, infrastructure, and proximity to our customers' press rooms in the Northeast and Midwest.

This acquisition qualifies as a related-party transaction under applicable Canadian securities regulations. The board of directors of the Company has established a special committee of the Board, comprised entirely of directors independent of Brookfield, to evaluate the potential acquisition of Katahdin. The acquisition will have to be approved by the special committee and by shareholders who are unrelated to Brookfield. Subject to receiving these approvals, the transaction is expected to close in April, 2007.

Sale of New Brunswick Timberlands

The Company sold its timberlands in New Brunswick to Acadian in a transaction that closed on January 31, 2006. Acadian was a newly formed income fund which financed the acquisition through an initial public offering of equity securities and bank debt.

The Company received net proceeds of $125 million including cash of $94 million and securities with a value of $31 million. The securities are exchangeable for 3.6 million units of the Fund, representing a 22% interest in the Fund, on a fully-diluted basis. These securities have a book value of nil as at December 31, 2006, but based on quoted market prices at December 31, 2006, the Company estimates the fair market value to be $29 million.

The Company realized a pre-tax gain of $71 million on the sale of the timberlands. The gain on the sale was the result of the net cash proceeds of $94 million adjusted for the proportionate share of the net liabilities of the Fund and the net assets contributed to the Fund. The Company accounts for its interest in the Fund on an equity basis. The Company's investment in the Fund entitles it to regular cash distributions from the Fund. During the year, the Company recognized $2 million of equity earnings in the Fund based on its pro-rata share of the earnings of Acadian. The Company received $2 million in distributions from the Fund during 2006.

In conjunction with the sale of assets to the Fund, we entered into a 20 year fibre supply agreement with Acadian which will provide us with substantially the same volumes of fibre that we had historically received from our freehold timberlands at prevailing market prices.

Sale of the Maine Timberlands

During 2005, Fraser Papers sold 240,000 acres of timberlands in Maine for net proceeds of $78 million and a pre-tax gain of $46 million. At the time of the sale, Fraser Papers also entered into a 20 year fibre supply agreement which provides us with the right to purchase fibre at prevailing market prices at volumes that approximate its historical usage from the sold lands.

Closure of Berlin pulp mill

During 2006, Fraser Papers announced the permanent closure of its pulp mill in Berlin, New Hampshire. We have recorded a charge of $50 million of which $45 million is related to an impairment in property, plant and equipment and other assets and the balance was for various costs related to closure. The mill, which had an annual capacity of 227,000 tonnes of NBHK pulp, was shut down in the second quarter and affected approximately 250 employees.

The decision to shut down the pulp mill enabled a consolidation of Fraser Papers' market pulp sales position at its remaining hardwood pulp mill in Thurso, Quebec and eliminated lower margin export sales, providing for an overall improvement in the average realization on sales. In 2005, over 55%, or 130,000 tonnes, of the total pulp produced at the Berlin pulp mill was surplus to the requirements of the adjacent Gorham paper mill and was sold to other paper mills, including Fraser Papers' mill located in Madawaska, Maine.

Smart Papers Restructuring

During the first quarter of 2005, Fraser Papers sold a production facility in Park Falls, Wisconsin, a leased distribution facility in West Chicago, Illinois and related net assets (collectively, the "Midwest Operations"). As consideration, Fraser Papers received a 40% common equity interest in an entity which owned Smart Papers LLC and the Midwest Operations.

Smart Papers LLC and its affiliates ("Smart Papers"), a previous equity investment of the Company, filed for creditor protection under Chapter 11 of the U.S. Bankruptcy Code, in the first quarter of 2006. As a result, Fraser Papers recorded a charge of $111 million, consisting of an impairment charge against its investment in Smart Papers of $74 million, a provision of $15 million against a receivable from Smart Papers related to the lease of a boiler at one of its locations and estimated accruals of $22 million related to the financial guarantees.

During 2006, Fraser Papers completed the sale of equipment previously leased to Smart Papers. The total proceeds of $4 million, including contingent consideration of $1 million, are receivable in instalments over seven years. Fraser Papers will recognize the benefit of these proceeds when the receipt is reasonably assured. During the year, Fraser Papers received less than $1 million of proceeds from the sale.

The Company continues its efforts to preserve its interests in the bankruptcy proceedings and mitigate any remaining exposures to the extent possible.

Senior Unsecured Notes

During 2005, the Company issued $150 million of senior unsecured notes ("Notes"). During 2006, the Company purchased $30 million in principal amount of the Notes in the market. The Notes were purchased for $26 million, resulting in a gain of $3 million, net of a write-down in debt issuance costs of $1 million. The net gain is reflected in the Consolidated Statement of Operations.

Also during 2006, the Company closed a tender offer to repay up to $66 million in principal amount of the Notes. The Company repaid $52 million of Notes to the public and cancelled $14 million of Notes held by Fraser Papers. A write-down of deferred financing costs of $1 million, related to the repayments under the tender offer, has been reflected in the Consolidated Statements of Operations and Statements of Cash Flows.

As a result of the market repurchases and the tender offer, the Company holds $16 million of Notes. These Notes have not been cancelled but have been netted against long-term debt on the Consolidated Balance Sheet.

Sale of Paperboard Assets

During 2005, Fraser Papers sold its paperboard assets (the "Paperboard Operations") for proceeds of $5 million. Our small paperboard market share, high cost structure and consolidation in the industry were impacting Fraser Papers' ability to generate sustainable profits. The sale of the Paperboard Operations was consistent with our strategy to focus on products for which we can develop a sustainable competitive advantage.

Impairment Charges

During 2005, Fraser Papers recorded a $40 million pre-tax non-cash impairment charge against its pulp mill in Thurso, Quebec. Worldwide pulp capacity additions, the continued strength of the Canadian dollar and rising input costs negatively affected the long-term profitability of this operation. The fair value was determined based on a discounted cash flow analysis of the long-term projected operating results of the mill.

During 2005, prior to the sale of the Paperboard Operations, the Company recorded an impairment charge of $1 million based on a firm offer to purchase.

BUSINESS PROFILE

Headquartered in Toronto, Canada, we employed approximately 2,600 people at December 31, 2006 at manufacturing facilities in the United States and Canada. The geographical breakdown of property, plant and equipment at the end of 2006 was 53% U.S. and 47% Canada.

Principal manufacturing facilities included:

- 13 paper machines at two paper mills in Madawaska, ME and Gorham, NH;
- one market pulp mill, producing northern hardwood kraft pulp in Thurso, QC;
- one integrated pulp operation in Edmundston, NB, producing softwood sulphite pulp and groundwood pulp; and
- four sawmills in New Brunswick and Maine.

The annual production capacity of these facilities at December 31, 2006 was:

- 680,000 tons of paper, including towel;
- 460 million board feet of lumber;
- 250,000 tonnes of market pulp;
- 260,000 tonnes of internally used sulphite pulp; and
- 120,000 tonnes of internally used groundwood pulp.

In conjunction with the sale of the timberlands in 2005 and 2006, Fraser Papers has entered into agreements whereby it will have the right to purchase fibre for a period of up to 20 years at prevailing market prices. The amount of fibre available to Fraser Papers under the agreements will approximate its historical consumption from the timberlands. Fraser Papers also purchases timber, chips and other wood residues on the open market.

In addition, we manage Katahdin, an affiliate of Brookfield, for a management fee.

KEY FACTORS AFFECTING OUR BUSINESS

Fraser Papers' operations and financial results are influenced by a number of factors, some of which we can control and some of which are outside of our control. A full discussion of the risks of the business is provided in the Company's Annual Information Form which is available at www.sedar.com.

Cyclical Business: In general, the Forest Products industry is highly cyclical characterized by periods of rising demand, supply shortages and rapidly rising market prices, leading to increased production and increased capital investment until new capacity and supply exceed demand. Those periods are then typically followed by periods of reduced market prices and excess capacity until the cycle is repeated.

Fraser Papers' strategy is to concentrate on products for which we can establish sustainable competitive advantage. We believe we lessen the threat of substitution and benefit from certain barriers to market entry that are related to quality and extensive product qualification requirements. By focusing our mix on value-added products with narrow technical specifications we also believe that we mitigate some of the cyclical risks. We accentuate our strengths by having small, flexible paper machines, by being a leader in developing high quality specialty packaging and paper grades and by providing superior customer and technical service. Our focus is to increase our market share in the specialty packaging and printing businesses such as those used in food packaging, thermal applications and financial printing.

Competitive Environment: The Forest Products industry is highly competitive. Our paper, pulp and lumber businesses compete directly with some of the leading manufacturers in the world. In order to differentiate Fraser Papers from our competition, we strive to provide excellent customer and technical service; focus on products which add value for our customer; and make products where we can leverage our unique manufacturing capabilities. Our sales force and technical service departments work very closely with our customers to ensure that Fraser Papers' products meet the customer's highly technical and operational needs and bring value to their process.

Cost Control: Fraser Papers' cost structure is highly dependant upon securing competitive pricing and ensuring efficient usage of raw material and energy inputs. Changes in these cost inputs can have a material effect on our results. To help mitigate some of the cost pressures, we have long-term fibre supply contracts for wood, we have balanced our market pulp requirements with internal production capacity, we focus on reducing input consumption rates, and from time to time we have hedged commodity prices.

Fraser Papers' margin improvement plan concentrates on the usage of raw materials and discretionary spending. In 2006, we created $10 million of margin improvements compared to 2005 costs by focussing on fibre substitution and energy optimization.

Foreign Currency Risk: With 47% of Fraser Papers' plant, property and equipment located in Canada and 100% of our sales denominated in U.S. dollars, we are exposed to fluctuations in foreign exchange rates. Changes in these exchange rates could have a material effect on our results of operations. To mitigate these effects, we hedge both cash flow and balance sheet exposure when appropriate.

Margin Improvement

Fraser Papers' margin improvement program measures year-over-year improvements in EBITDA resulting from higher sales volumes, improved product mix and cost reduction assuming constant exchange rates and commodity prices. We are committed to the ongoing program which is the cornerstone of our cost reduction efforts. Targets for the program are set annually and actual results are measured against these targets on a monthly basis. The Company's annual incentive programs are tied to the targets of the margin improvement program.

For the year ended December 31, 2006, Fraser Papers generated $31 million of margin improvements, exceeding the 2006 goal of $29 million. The majority of the improvement resulted from improved sales mix, energy usage and fibre utilization. In 2005, Fraser Papers generated margin improvements of $15 million compared to 2004.

The benefits achieved under our margin improvement program and improved product prices for paper and pulp were more than offset by the negative impact of lower lumber prices and higher fibre and energy costs and the effect of the stronger Canadian dollar. Energy and chemical prices and the impact of foreign exchange negatively impacted our EBITDA in 2006 by $41 million relative to 2005. In 2005, these costs negatively impacted us by $34 million relative to 2004.

Softwood Lumber Duties

Since 2002, the Company has paid antidumping duties ("ADD") on lumber it exports to the U.S. representing substantially all of our lumber sold from our Canadian sawmills. Since the inception of the duties, the Company paid $16 million on these exports.

During 2006, the Company received refunds of $14 million (including interest of $2 million) related to ADD paid in previous years as a result of an administrative review in the normal course and the establishment of a new lumber agreement between Canada and the U.S. These refunds were recognized as income. The Company does not expect any further refunds.

RESULTS OF OPERATIONS AND RELATED INFORMATION

Selected Annual Information

($millions, except per share amounts)	For Year Ended December 31 **2006**	2005
Net sales (1)	**$ 796**	$ 918
EBITDA	**(7)**	4
Loss	**(114)**	(29)
Total assets	**556**	788
Net debt	**55**	76
Loss per share, basic	**$ (3.86)**	$ (0.98)

(1) Net sales are gross sales, less freight costs, commissions, and discounts and rebates to customers.

Overview

We experienced lower EBITDA in 2006 in a challenging operating environment, underscored by significant cost pressures. We achieved a number of objectives to reposition assets and optimize our financial position:

- Monetization of our timberlands in New Brunswick, generating net cash proceeds of $94 million and a 22% interest in Acadian.
- Secured 20 year fibre supply, substantially equal to the fibre we previously received from the lands we sold in New Brunswick.
- Increased shipments of specialty packaging and printing papers by 9% from 332,000 tons in 2005 to 362,000 tons in 2006.

- Achieved $31 million in margin improvements from sales mix optimizations and fibre, chemical and energy usage improvements.
- Repurchase and repayment of $82 million of long-term debt and increased borrowing capacity under our operating line of credit.
- Funded $40 million in pension and post-retirement obligations and increased the funded status of our defined benefit obligations to 81%, from 70% in 2005.
- Achieved environmental compliance of close to 100%.
- Consolidated our market pulp sales position and eliminated lower margin export sales with the permanent shutdown of the Berlin hardwood kraft pulp mill.

Summary of Quarterly Results

($millions, except per share amounts)	Net Sales	Earnings (loss)	Earnings (loss) per share *(basic and diluted)*
2006			
4th Quarter	**$ 187**	**$ (12)**	**$ (0.40)**
3rd Quarter	**185**	**(6)**	**(0.21)**
2nd Quarter	**208**	**(18)**	**(0.61)**
1st Quarter	**216**	**(78)**	**(2.64)**
2005			
4th Quarter	$ 219	$ (22)	$ (0.75)
3rd Quarter	226	(5)	(0.16)
2nd Quarter	217	(5)	(0.17)
1st Quarter	256	3	0.10

Net Sales

Net sales decreased by $122 million in 2006 to $796 million from $918 million in 2005. The decrease was the result of the sale of the New Brunswick timberlands and the closure of the Berlin pulp mill in 2006 as well as the sale of the Midwest Operations, the Paperboard Operations and the Maine timberlands in 2005. After adjusting for the divestitures, sales were down $15 million or 2% from 2005. Lumber sales in 2006 declined from the prior year by $21 million due to lower selling prices and market-related downtime. External market pulp sales from the Thurso pulp mill were also reduced by $27 million due to increased internal pulp shipments to the paper mill in Gorham, New Hampshire with the closure of the Berlin, New Hampshire market pulp mill. These revenue reductions were offset partially by higher realized revenues of $45 million in the pulp and paper businesses. These increased revenues were a result of $21 million in price increases and $24 million in product mix improvements.

Paper segment sales accounted for 99% of net sales in 2006 and 95% in 2005 whereas Timber segment sales accounted for 1% in 2006 and 5% in 2005. See discussion in "Segment Results".

	For Year Ended December 31	
($millions)	**2006**	2005
Paper	**$ 792**	$ 874
Timber	**6**	74
Inter-segment	**(2)**	(30)
Total	**$ 796**	$ 918

EBITDA

EBITDA decreased by $11 million in fiscal 2006 to a $7 million loss from an EBITDA of $4 million in fiscal 2005.

	For Year Ended December 31	
($millions)	**2006**	2005
Paper	**$ (9)**	$ (8)
Timber	**2**	12
Total	**$ (7)**	$ 4

In 2006, the Paper segment reported an EBITDA loss of $9 million, up marginally from an EBITDA loss of $8 million in 2005. Within the Paper segment, the results of lumber operations were lower while the results of our paper and pulp operations improved. The EBITDA from our lumber operations was lower by $4 million, even after the recognition of $14 million in ADD refunds, due to lower prices and the impact of market-related downtime as a result of weak markets relative to 2005. Our paper mills generated EBITDA of $2 million in 2006 compared to $1 million in 2005 with selling price and mix improvements. The results of our pulp operations improved by $2 million due to stronger pricing and the closure of the

Berlin pulp mill during the year. Unfortunately, much of the benefit of these improvements was offset by the negative impact of significant cost increases in chemicals, energy and the strengthening Canadian dollar. The Timber segment contributed $2 million of EBITDA in 2006, compared to $12 million in 2005. See discussion in "Segment Results".

Depreciation

Depreciation expense for 2006 was $32 million, down from the $39 million recorded in 2005. The decrease in depreciation is due primarily to the sale of our New Brunswick and Maine timberlands, the closure of the Berlin pulp mill and the impact of the impairment charge recorded against the assets of the Thurso pulp mill in 2005.

Segment Results

At the start of 2006 and in 2005, Fraser Papers operated in two segments: Paper and Timber. With the sale of its remaining assets in the Timber segment in January, 2006, the Company currently operates in one segment.

Paper Segment

The Paper segment includes our paper, pulp and lumber operations at December 31, 2006. The Paper segment is composed of 13 paper machines at two locations, one market pulp mill, one integrated pulp mill and four sawmills. The Berlin market pulp mill was closed in 2006 and the Paperboard Operations and Midwest Operations were sold in 2005.

	For Year Ended December 31	
($millions)	**2006**	2005
Net sales	**$ 792**	$ 874
EBITDA	**(9)**	(8)
Depreciation	**32**	38
Capital investments	**12**	49

The EBITDA for each of these operations is as follows:

	For Year Ended December 31	
($millions)	**2006**	2005
Paper	**$ 2**	$ 1
Pulp	**(13)**	(15)
Lumber	**2**	6
Total	**$ (9)**	$ (8)

The Paper segment includes the production of uncoated freesheet and groundwood papers, towel, hardwood pulp and softwood lumber. The Company closed its Berlin market pulp mill in 2006 and sold its Midwest Operations and Paperboard Operations in 2005 which resulted in improved EBITDA despite the reduction in sales. EBITDA for the Paper segment was lower by $1 million as improvements in paper and pulp operations were partially offset by weaker results from the lumber operations.

Markets

Uncoated Freesheet Paper

Fraser Papers focuses on market specialty segments for specialty packaging and paper applications where we have established competitive advantage due to our technical competency and superior customer service. We have approximately 82% of our freesheet paper sales that fit this description, and the strategy is to transition the balance into new or existing market segments.

Fraser Papers' total uncoated freesheet net realized pricing increased by 7% over 2005 levels. Our other freesheet papers pricing increased by 17%, a comparable improvement to the benchmark commodity pricing trend. Our specialty packaging and printing papers pricing improved by 3% reflecting its more stable pricing.

Fraser Papers' shipments of uncoated freesheet increased by 1% over 2005; however, we concentrated on our strategy of growing specialty packaging and papers grades. Specialty packaging and papers shipments grew by 9% compared to 2005 while our other freesheet papers declined by 25%.

Specialty packaging papers are used for food packaging which contain both stain resistant and non-stain resistant papers. Fraser Papers has the ability to meet tight technical standards for applications such as pet food bags and dry mix consumer pouches and bags. Fraser Papers' packaging papers have grown 8% for the year 2006 compared to 2005.

Specialty printing papers include grades that are characterized by narrow technical specifications and niche applications including labelling and thermal point-of-sale receipts as well as lightweight opaque grades for financial print applications. Our growth in this product line was 9% for the year 2006 compared to 2005.

Other freesheet papers include a number of commodity uncoated freesheet grades. The 2006 volume of other freesheet grades declined by 25% over 2005 levels as Fraser Papers narrows its focus on packaging and specialty paper products in strategic markets. These products are a key focus of efforts to replace our most unprofitable grades and customers over time.

Uncoated freesheet paper products include copier papers, tablet papers, book papers and printing papers. Market conditions continue to be healthy for uncoated freesheet paper products. The supply for uncoated freesheet grades has decreased over the last few years due to mill conversions and closures with more capacity constraints expected in 2007. Aggregate demand for uncoated freesheet declined by 1% over 2005 due to electronic substitution and the migration towards high brightness uncoated groundwood grades. As a result of the supply constriction and the slight demand decrease, average benchmark pricing increased by 15% or $106 per ton over 2005 to a level of $815 per ton.

Uncoated Groundwood Paper

Uncoated groundwood paper products include paper for catalogues, magazines, directories and inserts. Fraser Papers' groundwood strategy is to focus on targeted market segments that match our technical competencies for lightweight, high brightness groundwood grades.

Market conditions continue to be healthy for uncoated groundwood paper products, as Fraser Papers' net realized pricing increased by 10% over 2005 levels. This was an improvement over the benchmark commodity pricing which increased by 7%, or $47 per ton during the same period. Fraser Papers' shipments of uncoated groundwood increased by 2% over 2005 levels.

Coated Groundwood Paper

With respect to the coated groundwood market, Fraser Papers' strategy is to focus on ultra-lightweight coated groundwood grades, a higher value added grade line with better pricing. Fraser Papers' coated groundwood net realized pricing decreased by 10% over 2005 levels reflecting the impact of a product mix with heavier weight coated groundwood grades. Fraser Papers' shipments of coated groundwood decreased by 11% over 2005 levels.

Market conditions have been weak for coated groundwood paper products. Supply of coated groundwood grades has increased over the last few years due to imports; however, demand for coated groundwood increased by only 1% over 2005. As a result, benchmark pricing decreased by 1% or $11 per ton over 2005 to a level of $975 per ton.

Towel

Fraser Papers' towel business is very small compared to the overall North American market. Our focus is on the away-from-home industrial towel markets. Fraser Papers' towel net realized pricing increased by 6% over 2005 levels while shipments increased by 3% over 2005.

Market Pulp

The predominant products of market pulp are northern bleached softwood kraft ("NBSK") and northern bleached hardwood kraft ("NBHK"). Market conditions for both qualities were very strong during 2006. The markets for these grades of pulp are influenced by global supply and demand with the largest variations in price often attributed to the purchasing patterns of large net pulp importing nations in Western Europe, in addition to recent activity from emerging markets such as China. Supply of NBSK remained flat compared to 2005, while the supply of NBHK increased by 5% in 2006 due to capacity increases in South America with more additions scheduled in 2007. Demand for NBSK increased by 1% over 2005 and NBHK increased by 7%. As a result of demand increases, benchmark pricing for NBSK has increased by 11% or $76 per tonne over 2005 to an average in 2006 of $722 per tonne. Benchmark pricing for NBHK has also increased by 9% or $55 per tonne over 2005 to an average in 2006 of $654 per tonne.

Fraser Papers manufactures NBHK, most of which is sold internally to Fraser Papers' paper mills. With the closure of the Berlin pulp mill in 2006, Fraser Papers is relatively balanced between its total market pulp purchases and its total market pulp sales, with purchases, including NBSK, of 226,000 tonnes and sales of 245,000 tonnes.

Fraser Papers' pulp marketing strategy is to focus on specialty pulp products due to our fibre resources and technical competencies. Fraser Papers' NBHK net realized pricing increased by 11% over 2005 levels and shipments decreased by 29% over 2005 levels due to the permanent closure of the Berlin pulp mill.

Lumber

Fraser Papers produces softwood lumber into markets predominately in the U.S. northeast. A significant downturn in the U.S. housing market led to a deterioration in the market conditions for lumber during 2006. Demand for lumber weakened by 36% over 2005, which was only partially offset by reductions in supply of 7%. As a result of the weakened demand, benchmark pricing for lumber decreased by 12% or $48 per Mmfbm over 2005 to an average in 2006 of $363 per Mmfbm.

Fraser Papers' lumber net realized pricing decreased by 9% over 2005 levels and shipments decreased by 8% over 2005 levels due to the market downtime taken at three of our four sawmills.

Operations

Paper Operations

	For Year Ended December 31 **2006**	2005
Net sales (US$ millions)	**596**	563
EBITDA (US$ millions)	**2**	1
EBITDA ($ per ton)	**3**	2
EBITDA margin(2)	**0%**	0%
Shipments (000 tons)(1)		
Specialty packaging	**55**	51
Specialty printing	**307**	281
Other freesheet papers	**81**	108
Specialty groundwood	**117**	115
Lightweight coated groundwood	**59**	66
Towel	**39**	38
	658	659
Average Revenue Realized ($ per ton)(1)		
Specialty packaging	**1,172**	1,136
Specialty printing	**948**	918
Other freesheet papers	**821**	700
Specialty groundwood	**766**	696
Lightweight coated groundwood	**782**	872
Towel	**774**	728
Weighted Average ($ per ton)	**893**	845
Average Cash Operating Cost ($ per ton)	**881**	819
Reference Prices ($ per ton)(3)		
50# offset rolls	**815**	709
34# no. 5 rolls	**975**	986
22.1# white directory	**722**	675

(1) 2005 volumes exclude divested Midwest Operations and Paperboard Operations.

(2) EBITDA Margin is EBITDA as a percentage of Net sales.

(3) Reference prices are from Resource Information Systems, Inc. ("RISI").

Fraser Papers is focussed on improving the operating performance at its paper operations. This includes increasing production of internal fibre from its sulphite and groundwood pulp mill at East Papers which will reduce the cost of fibre to the paper machines. At Gorham, we have plans to optimize our use of alternative fibres and fillers.

Fraser Papers' average revenue realized for all paper grades improved by 6% compared to 2005 and our margin improvement initiatives improved our total cost of paper production by $6 million. However, chemical and energy costs and the impact of the stronger Canadian dollar increased costs by $24 million offsetting most of the price increases and the achieved margin improvements. As a result, EBITDA of the paper operations increased from $1 million in 2005 to $2 million in 2006.

Performance at the East Papers operations was comparable to 2005, with average throughput of 1,310 tons per day of paper, only slightly lower despite productivity issues at the sulphite mill in the second quarter. The annual maintenance shutdown at East Papers identified additional repairs that were required to the recovery boiler and led to an unscheduled maintenance period of eight days at the pulp mill in the second quarter and downtime on two paper machines. East Papers' margin improvement program more than offset the cost of the unscheduled outages primarily due to improved sales mix and improved energy usage. However, continued pressures from high fibre and energy costs and the strength of the Canadian dollar resulted in increased costs of $22 million. Pricing for all freesheet papers, which represent a majority of the volume, improved by 4% over 2005. Uncoated groundwood prices improved by 10% over 2005 whereas coated groundwood declined by 10%.

The paper mill at Gorham increased total production of freesheet paper and towel by approximately 1%, running all five paper machines at the facility at an average of 508 tons per day of paper, for the full year 2006. Gorham's margin improvement program improved sales mix and fibre usage optimization. The increases in fibre and energy costs partially offset the higher volumes and cost reductions achieved in 2006. Average prices for uncoated freesheet paper, which represents the majority of the production, increased 14% over 2005 due to mix improvements and average towel prices increased approximately 6%.

Pulp Operations

	For Year Ended December 31 **2006**	2005
Net Sales (US$ millions)	**80**	132
EBITDA (Thurso) (US$ millions)	**(4)**	(2)
EBITDA (Berlin) (US$ millions)	**(5)**	(8)
Loss on Pulp Hedge (US$ millions)	**(4)**	(5)
	(13)	(15)
Pulp EBITDA ($ per tonne)	**(49)**	(40)
EBITDA Margin(1)	**(16)%**	(11)%
Shipments (000 tonne)(2)	**263**	371
Average Revenue Realized ($ per tonne)(2)	**505**	455
Average Cash Operating Costs ($ per tonne)	**528**	475
Reference Price ($ per tonne)(3)		
NBHK market pulp	**654**	599

(1) EBITDA Margin is EBITDA as a percentage of net sales.

(2) Pulp volumes and revenues realized include internal sales but exclude pulp hedges.

(3) Reference prices are from RISI's Pulp and Paper Weekly.

Following the closure of the Berlin pulp mill, Fraser Papers has redirected a portion of its market pulp to internal use thereby eliminating export sales and decreasing the exposure to market pulp prices. Additionally, the closure of the Berlin pulp mill has placed Fraser Papers essentially in a balanced position for total market pulp volume which includes NBHK, NBSK and Southern Bleached Softwood Kraft.

EBITDA for the pulp operations was negative at $13 million, compared to negative EBITDA of $15 million in 2005. Thurso's results declined by $2 million due to a scheduled annual maintenance shut in the fourth quarter which resulted in additional costs as more repairs were completed than originally planned and the mill ran into operational issues during the start-up. Thurso had pricing and mix improvements of $14 million which were partially offset by higher energy costs and the impact of the stronger Canadian dollar relative to 2005.

The results of pulp operations include losses on pulp hedges of $4 million for the current year and $5 million for last year. The hedges expired at the end of 2006.

Lumber Operations

	For Year Ended December 31 **2006**	2005
Net sales (US$ millions)	**116**	137
Anti-dumping duties refund (US$millions)	**14**	–
EBITDA (US$millions)	**2**	6
EBITDA ($ per Mmfbm)	**5**	15
EBITDA Margin(2)	**2%**	4%
Shipments (Mmfbm)	**377**	412
Average Revenue Realized ($ per Mmfbm)	**304**	333
Average Cash Operating Cost ($ per Mmfbm)(3)	**336**	318
Reference Price ($ per Mmfbm)(1)		
Boston SPF 2X4 #2&Btr	**363**	411

(1) Reference prices are from Random Lengths Publication.

(2) EBITDA Margin is EBITDA as a percentage of net sales.

(3) Cash operating costs exclude refunds of Anti-Dumping Duties.

The sawmills in Maine and New Brunswick produce lumber and supply approximately 55% of the chips required annually by the sulphite pulp mill in Edmundston. Year-over-year, the decline in average lumber prices was approximately 9%. The lower lumber prices resulted in an $11 million decrease in sales as compared to 2005. The declining prices, higher wood costs and the stronger Canadian dollar led us to take market-related downtime of 14 weeks at one of our Canadian sawmills, 11 weeks at the other Canadian sawmill and four weeks at one of our sawmills in Maine in 2006. The downtime affected our lumber shipments in 2006, which were down 7% compared to 2005. At the same time, rising wood costs at the sawmills resulted in increased costs compared to 2005. These negative trends were partially offset by our margin improvement initiatives and the positive impact of the $14 million of lumber anti-dumping duty refunds. EBITDA from our lumber operations fell from $6 million in 2005 to $2 million in 2006.

In 2006, Fraser Papers targeted strategic capital spending at its Juniper, New Brunswick sawmill to improve its efficiency and throughput. These improvements should be fully realized in 2007.

Timber Segment

	For Year Ended December 31	
($millions)	**2006**	2005
Net sales	**$ 4**	$ 74
EBITDA	**2**	12
Depreciation	**—**	1
Capital investments	**—**	—

Fraser Papers sold its freehold New Brunswick timberlands on January 31, 2006 and its Maine timberlands in the second quarter of 2005. Concurrent with the sale of those assets, Fraser Papers secured its long-term fibre requirements through 20 year fibre supply agreements to purchase, at market prices, substantially the same volumes of wood as its historical usage from those timberlands.

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses during the period. Significant estimates include the determination of the carrying value and useful lives of property, plant and equipment, provisions for employee future benefits and future income tax assets and liabilities. Actual results could differ from those estimates.

The impairment charge booked against the assets of the Thurso pulp mill in 2005 was based on significant estimates due to the inherent uncertainty in predicting long-term cash flows, exchange rates and commodity prices. Also, the provision for liabilities associated with the Smart Papers restructuring and the Berlin pulp mill closure were based on estimates of recoverability of certain claims and future cash flows. These estimates may be materially different from actual future cash flows due to a variety of factors including fluctuations in commodity prices, recoverability and exchange rates.

Revenue recognition

Net sales are net of freight costs, commissions, discounts and rebates and are recognized when the title and risks of ownership pass to the purchaser. This generally occurs when goods are shipped. Sales are governed by contract or by standard industry terms. Revenue is not recognized prior to the completion of those terms. The majority of product is shipped via third party transport on an FOB shipping basis. In all cases, product is subject to quality testing to ensure it meets applicable standards prior to shipment.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are depreciated on a straight-line basis. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over the following periods which approximate their useful lives:

Buildings	20 to 40 years
Sawmills and lumber production equipment	10 to 15 years
Paper and pulp mill machinery and production equipment	20 years
Logging machinery and equipment	4 to 10 years

These periods are periodically assessed to ensure that they continue to approximate the useful lives of the related assets.

Financial Instruments

We use derivative financial instruments solely for the purpose of managing our foreign exchange and commodity price exposures. These activities are governed by the Board of Directors' approved financial policies that cover risk identification, measurement and reporting. Derivative transactions are executed only with approved counterparties under master netting agreements. Derivative contracts, which are deemed to be highly effective in offsetting changes in the fair value or cash flows of hedged items, are designated as hedges of specific exposures and accordingly, all gains and losses on these instruments are recognized in the same manner as the item being hedged.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations before net change in non-cash working capital balances in 2006 amounted to a use of cash of $45 million. In addition to reducing the unfunded balance of our defined benefit pension plans, operating losses and restructuring costs related to Smart Papers and the closure of the Berlin pulp mill were the primary causes for the negative cash flow. The Smart Papers payments related to certain financial guarantees for obligations of the Midwest Operations when those operations were sold to Smart Papers. Negative cash flow from operations before net change in non-cash working capital balances in 2005 of $25 million was primarily the result of employment benefit plan funding.

Net change in non-cash working capital balances amounted to a use of cash of $21 million in 2006 due primarily to payments of 2005 restructuring reserves of $6 million, increases in paper inventory of $5 million to better service customers and higher levels of log inventory of $3 million. This compares to a use of cash of $20 million in 2005.

Capital investments in 2006 amounted to $12 million. The Company installed a high grader / edger optimizer at its sawmill in Juniper, New Brunswick for $3 million. The remaining $9 million was directed toward capital investments necessary to maintain our operations. In 2005, capital investments included $34 million related to the acquisition of a boiler at the Berlin pulp mill and $4 million to overhaul our cogeneration plant in Edmundston, New Brunswick. The remaining $11 million of capital expenditures was from the acquisition of equipment previously under lease and other sustaining capital investments.

In 2005, Fraser Papers purchased two boilers: one in Park Falls, Wisconsin and one in Berlin, New Hampshire. These purchases, totaling $49 million were made, in part, to remove Norbord from certain guarantees it had provided on behalf of Fraser Papers. In addition, a large portion of the payments relating to Smart Papers were for guarantees provided by Norbord. As of December 31, 2006, the maximum amount payable under the remaining guarantees is $7 million.

In 2005 and 2006, Fraser Papers sold its timberlands operations in Maine and New Brunswick. Net cash proceeds on these dispositions amounted to $172 million. The proceeds were used primarily to fund pension plans, repay debt and invest in capital.

At December 31, 2006 Fraser Papers' cash and cash equivalents amounted to $13 million, resulting in net debt of $55 million, representing 14% of net debt plus equity as compared to 15% at the end of 2005.

On March 15, 2005, the Company issued $150 million of Notes which bear interest at 8.75% and are due in 2015. Proceeds from the issuance of these Notes were used, in part, to repay $75 million of debt owing to Brookfield. The indenture agreement governing the Notes contains certain covenants, the more significant of which include restrictions on the incurrence of additional indebtedness, sales of assets and reinvestment of proceeds, mergers, creation of liens, payment of dividends and repurchase of the Company's shares.

In 2006, the Company purchased $30 million of the Notes, repaid $52 million of the Notes and cancelled $14 million held by Fraser Papers, leaving $68 million outstanding. At December 31, 2006, the Company holds $16 million of these Notes.

During 2006, the Company increased its committed revolving credit facility to $90 million. The facility matures in November 2008 and bears interest at market rates. Borrowings under the facility are secured by a first charge against accounts receivable and inventory. At December 31, 2006, $40 million of this facility was utilized, all of which was in the form of letters of credit to certain creditors.

At December 31, 2006, Fraser Papers had loss carry-forwards for income taxes of $194 million of net losses in the United States and $5 million in Canada. The tax benefit of losses in the U.S. have not been reflected in the financial statements as it is not more likely than not that these losses will be utilized. Loss carry-forwards will be available to reduce income taxes otherwise payable in future years.

Fraser Papers currently has significant cash balances and available liquidity under credit lines to support growth, weather any downturns and pursue its business plan. In addition, Fraser Papers has significant working capital which could be utilized to support additional borrowings.

Contractual Obligations

The following table presents the total contractual obligations for which cash flows are fixed or determinable as of December 31, 2006:

($millions)	Total	Less than one year	One to three years	Four to five years	After five years
Long-term debt	**$ 68**	$ —	$ —	$ —	$ 68
Operating leases	**1**	1	—	—	—
Purchase obligations	**49**	37	12	—	—
Total contractual obligations	**$ 118**	$ 38	$ 12	$ —	$ 68

Obligations under operating leases include future payments for warehouse and other office facilities, and equipment leases. The purchase obligations are commitments for the purchase of raw materials, primarily softwood kraft pulp, and energy.

Norbord provides guarantees for certain obligations of Fraser Papers under a financial commitments agreement. At December 31, 2006, the maximum potential amount of the obligations guaranteed was estimated to be $7 million. These guarantees have not been included in the table above.

Asset Retirement Obligations

Asset retirement obligations relate primarily to closure costs and post-closure maintenance costs for landfills in the Paper segment. The liability is reflected in Other Liabilities on our Consolidated Balance Sheet at the discounted value of expected future cash flows. The liability associated with these obligations is reduced as these obligations are paid and the asset associated with these obligations is depreciated over the estimated useful life of the related facility. The obligations represent estimated future payments of $19 million which have been discounted at an average rate of 8.75%. Total expense for the year related to asset retirement obligations was less than $1 million, unchanged from 2005. In addition to the asset retirement obligations recorded, we may have other obligations in the event of a permanent plant shutdown. However, our plant assets have indeterminate lives and, therefore, the associated asset retirement obligations are not reasonably estimable and liabilities cannot be established.

Employee Benefit Plans

Our obligations under our defined benefit pension plans are determined periodically through actuarial valuations, which are the basis for calculating pension expense and determining pension funding. At December 31, 2006, defined benefit pension plan assets were $475 million, up from $415 million in 2005, while the benefit obligations of $588 million were slightly lower than the $590 million of obligations in 2005. At December 31, 2006, the unfunded pension liability was $113 million, a marked improvement compared to the $175 million of unfunded liability at December 31, 2005. The decrease of $62 million was primarily the result of improved returns on plan assets of 16.1%, compared to 7.8% in 2005 and defined benefit pension funding of $33 million. The funded status of our defined benefit pension plans is 81% at the end of 2006 compared to 70% in 2005.

Defined benefit pension expense of $19 million was an increase from the $14 million recorded in 2005 primarily due to lower discount rates and updated mortality tables. Funding for the year was $33 million, up from the $30 million funded in 2005. Our defined benefit pension plans are funded in accordance with all applicable regulatory requirements. Employer contributions are expected to decrease in 2007 due to improved plan returns in 2006.

For 2007, we anticipate lower pension funding as a result of a better pension funded position. The Company is currently in discussions with regulatory agencies regarding funding requirements of certain of its pension plans. If regulatory approval is obtained, the Company expects funding requirements will be further reduced in 2007.

The assumed return on assets is 8% and is based on management's best estimate of the long-term expected rate of return on plan assets, including consideration of asset mix, equity risk premium and active investment management premium. The weighted-average discount rate for the accrued benefit obligations is 5.20% as compared to 5.14% in 2005, and is based on the market yield of high quality corporate bonds of similar duration to the pension plan liabilities.

Sensitivity to a 1% decrease in these two key assumptions is estimated as follows:

	Impact Dec. 31, 2006 Unfunded Liability	Impact on 2006 Pension Expense
Return on assets	$5 million increase	$5 million increase
Discount rate	$70 million increase	$6 million increase

Our obligations under our post-retirement benefit plans are determined periodically through actuarial valuations, which are the basis for calculating post-retirement benefit expense. We fund these plans on a "pay-as-you-go" basis. At December 31, 2006, the accrued benefit obligations of these plans were $62 million compared to $64 million at the end of 2005.

In 2006, there was no financial impact to post-retirement benefit income from plan amendments and curtailment gains from divested operations, as compared to an expense of $1 million in 2005. Payments under these plans were $4 million in 2006 and $4 million in 2005.

Significant changes in assumptions, driven by changes in financial markets, asset performance different from the assumed rate of return, significant new plan enhancements, acquisitions, divestitures, changes in the regulatory environment, and the measurement uncertainty incorporated into the actuarial valuation process could materially affect our future plan assets, accrued benefit obligations, and the expenses and contributions associated with our employee benefit plans.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material off-balance sheet arrangements.

COMMON SHARES

The authorized capital stock of the Company consists of an unlimited number of Class A preferred shares, Class B preferred shares, non-voting participating shares and common shares.

The weighted average number of shares outstanding used for calculating loss per share was 29,509,876 for 2006 (2005 – 29,728,060).

During 2005, the Company repurchased a total of 602,100 shares, or approximately 2% of the outstanding shares, at a weighted-average price per share of CAD$12.79 for a total consideration of $6 million. The transaction resulted in a decrease in common stock of $10 million. As the purchase price was below the stated value of the common shares, the transaction resulted in contributed surplus of $4 million.

Common Share Information	**December 31, 2006**	December 31, 2005
Shares outstanding	**29,509,876**	29,509,876
Book value	**$11.25**	$15.11
Market price at year-end	**CAD$6.19**	CAD$10.01
Market price at February 12, 2007	**CAD$5.96**	

There have been no changes in common shares outstanding up to the date of this MD&A.

DIVIDENDS

We paid no dividends in 2006. The Board of Directors reviews this policy at each of its regularly scheduled meetings.

STOCK-BASED COMPENSATION

We account for stock options using the fair value method. Under this method, compensation expense for options is measured at the grant date using an option pricing model and recognized on a straight-line basis over the vesting period. During 2005, the Board approved the issuance to certain executives of 30,000 options with a strike price of CAD$14.59. During 2006, the Board approved the issuance to certain executives of 485,000 options with a strike price of CAD$8.04. In 2005 and 2006, we recognized less than $1 million in expense related to stock option expense.

The Company has two deferred share unit plans which provide certain directors and senior officers of the Company with an opportunity to invest a portion of their compensation in deferred stock units. Deferred stock units may be subject to vesting periods. Payments under the plans are made in cash only. The total number of deferred stock units outstanding at December 31, 2006 was 472,142. During the year, the Company recognized expense of less than $1 million related to these plans.

TRANSACTIONS WITH RELATED PARTIES

Fraser Papers purchases certain of its electricity from Brookfield. In addition, prior to the establishment of Acadian, Fraser Papers purchased wood fibre from Brookfield. During 2006, Fraser Papers purchased $10 million of these goods from Brookfield, compared to $18 million in 2005.

Fraser Papers has invested in convertible, term, preferred units (the "Units") of Katahdin, an indirectly, wholly owned subsidiary of Brookfield. The Units earn a preferential cumulative distribution of 5% per annum. Cumulative distributions accrued on this investment amount to $2 million.

During the year, Fraser Papers sold $3 million of goods and services to Katahdin and earned a management fee of $8 million. In 2005, Fraser Papers sold less than $1 million of goods and services to Katahdin and earned a management fee of $7 million.

The Company entered into a 20 year Fibre Supply Agreement with Acadian. Total purchases of fibre from the Fund since January 31, 2006 amounted to $35 million. The Company paid $1 million to Acadian as a fee for administering the Company's Crown Licenses. Fraser Papers provided certain administrative and support services to the Fund during the transitional period following the set-up of the Fund. As Fraser Papers was a sponsor of the Fund, no amounts were charged for these services. During the year, the Company recognized equity in earnings of the Fund of $2 million and distributions received from the Fund were $2 million.

During 2006, Fraser Papers sold less than $1 million of pulp to Smart Papers, compared to $4 million in 2005.

Brookfield has provided the Company with a facility with a notional amount of $150 million to enter into forward foreign exchange contracts as part of the Company's hedging activities. At December 31, 2006, the Company has entered into forward foreign exchange contracts of CAD$57 million as a hedge against certain Canadian dollar-denominated net monetary liabilities, compared to CAD$70 million in 2005. In addition, Fraser Papers held $21 million as a hedge against future Canadian dollar cash flows, under this facility. No Canadian dollar cash flow contracts were held in 2005.

MARKET RISKS AND UNCERTAINTIES

We are exposed to a number of risks in the normal course of our business that have the potential to affect our operating performance. Major risks are discussed below.

Commodity and Price Sensitivity

Our earnings are sensitive to changes in world economic conditions, primarily in North America. Paper, pulp and lumber markets are competitive in nature and prices for many products are sensitive to variations in supply and demand.

Based on the operating levels in 2006, the following table shows the approximate annualized impact on after tax earnings of changes in product prices.

	Sensitivity Factor	Impact on Earnings *($millions)*	Impact on EBITDA *($millions)*	Average Mill Nets Q4, 2006
Uncoated freesheet	$25 per ton	$ 7	$ 11	$ 976
Groundwood paper	$25 per ton	$ 3	$ 4	$ 774
Market pulp	$25 per tonne	$ —	$ 1	$ 530
Lumber	$10 per Mfbm	$ 3	$ 4	$ 261

Competition

The forest products industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Our principal market is in the U.S. where we compete with North American and, in some instances, foreign producers. Certain competitors may have lower cost facilities than us. Our ability to compete in these and other markets is dependent on a variety of factors such as manufacturing costs, continued free access to markets, customer service, product quality, and currency exchange rates.

Foreign Exchange

We compete within North American markets where product prices are significantly influenced by U.S. dollar exchange rates.

Our foreign exchange exposure arises from the following sources:

- Net Canadian dollar-denominated monetary assets and liabilities.
- Committed or anticipated foreign currency transactions, primarily Canadian dollar costs in our Canadian operations.

Our policy is to hedge all significant balance sheet foreign exchange exposures. We may hedge a portion of net Canadian dollar-denominated cash flows for periods up to three years in order to reduce the potential negative effect of a strengthening Canadian dollar versus the U.S. dollar.

In 2006, we were negatively impacted by the continued strengthening of the Canadian dollar, with an average exchange rate, relative to the U.S. dollar, of US$0.88 compared to US$0.83 in 2005 on our approximately CAD$370 million net Canadian dollar cash flows. We estimate that each U.S. one cent change in the value of the Canadian dollar impacted annualized after tax earnings by approximately $2 million in 2006. We estimate that the actual impact of the strengthening Canadian dollar amounted to a $24 million decrease in EBITDA compared to 2005.

Environmental

Our operations are subject to a wide range of general and industry specific environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection, and site remediation.

Compliance with these laws and regulations is a significant factor in our business and we incur, and expect to continue to incur, significant capital and operating expenditures in order to maintain compliance with these laws and regulations. Future events such as changes in environmental laws and regulations, increasingly strict enforcement policies or the discovery of previously unknown contamination or other liabilities relating to our properties may give rise to additional costs that could require significantly increased capital expenditures which would reduce the funds otherwise available for operations, capital expenditures, future business opportunities or other purposes. For example, the ratification of the Kyoto Protocol by Canada may result in lower limits for the emission of carbon dioxide and other greenhouse gases, which would require us to regulate production or invest in the installation of additional pollution control equipment.

Furthermore, failure by us to comply with applicable environmental and safety laws and regulations, and the permit requirements related thereto, could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions, any of which could result in significant capital expenditures or reduced results of operations.

CONTROLS AND PROCEDURES

Management has designed internal controls over financial reporting, or caused them to be designed under the supervision of the President and the CEO, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of these financial statements in accordance with Canadian GAAP. They have considered the need to disclose in this MD&A any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control and have not identified any such changes.

Disclosure controls are procedures designed to ensure that information required to be disclosed in reports filed with securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to the Company's management, including the CEO, the President and the CAO, as appropriate, to allow timely decisions regarding required disclosure.

FORWARD-LOOKING INFORMATION

This report contains forward-looking information and statements relating, but not limited to, anticipated or prospective financial performance, results of operations, business prospects, the success of Company actions, expected pension funding, anticipated selling prices for products, maximum possible amounts under certain guarantees and Fraser Papers' strategies. Examples of such statements included in this document include, but are not limited to, the expected improvements in results following divestitures and other initiatives, expected changes in significant cash flows, note repurchases, potential recoveries associated with the Berlin pulp mill closure, adjustments in regards to Smart Papers losses, proposed acquisition of Katahdin, strategic and operational intentions and others.

Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely", "will", "could", "seek", "estimate", "possible" "foresee" or similar words, or variations of those words suggesting future outcomes. In addition, forward-looking statements may reflect the outlook on future changes in volumes, prices, costs, estimated amounts and timing of cash flows, or other expectations or beliefs, objectives or assumptions about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

The significant risks that impact Fraser Papers' business and future performance are discussed in the Annual Information Form as well as Fraser Papers' Annual Report and other filings with Canadian securities regulatory authorities. The Company cautions that the list of risks and factors discussed in those documents may not be exhaustive. Readers should consider those risks, as well as other uncertainties and factors and potential events. Although Fraser Papers believes it has reasonable basis for making the forward-looking statements included in this report, readers are cautioned not to place undue reliance on such forward-looking information.

Fraser Papers undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

The "Outlook" sections that follow in this document are based on the Company's views and the actual outcome is uncertain.

OUTLOOK

Markets for the Company's specialty packaging and printing papers are expected to remain firm with volumes comparable with the fourth quarter and prices continuing to trend higher in certain segments. The first and second quarters of the calendar year are typically strong for lightweight financial and specialty packaging papers. During the fourth quarter, Fraser Papers announced price increases of $20-60 per ton relating to approximately 250,000 tons of annual paper sales that became effective on or before January 1, 2007. Certain segments of the paper markets including lightweight coated groundwood and commodity freesheet began to soften during the fourth quarter of 2006 reflecting seasonal weakness in demand. The Company took seven days of downtime on one paper machine at its Gorham paper mill during January, 2007.

List prices for northern bleached hardwood pulp remain at attractive levels worldwide with strong demand from non-integrated paper mills. Higher market prices, the elimination of lower margin export sales and strong demand from domestic customers for high quality hardwood pulp produced at the Company's Thurso pulp mill led to an improvement in mill nets of $82 per tonne in the fourth quarter over the same period one year ago. While additional global capacity, built to supply the Asian and European markets, is expected to come on stream during 2007, the Company expects that demand for Fraser Papers' hardwood pulp in domestic markets will remain firm in the short term.

While housing markets and lumber prices continue to be weak, the most recent press release from the U.S. Federal Reserve provided optimism for firmer economic growth and some tentative signs of stabilization in the U.S. housing market.

Management believes that the acquisition of Katahdin, expected to close at the end of April, is an attractive investment for the Company, providing the opportunity for substantial growth in the complementary directory and super-calendered paper segments, with products having strong brand recognition and providing a broader offering to Fraser Papers' publication customers. The closing of the transaction is subject to approvals by a special committee of the board of directors, the board of directors and shareholders other than Brookfield.

Fraser Papers is focused on improving results from its operations. Priority is being placed on lowering overall fibre costs and maximizing production from our paper machines. There are no scheduled maintenance outages during the first quarter of 2007. The sulphite pulp mill in Edmundston, New Brunswick will take an extended 21 day outage to perform major maintenance on its recovery boiler during the second quarter.

ADDITIONAL INFORMATION

Additional information relating to the Company, including information contained in our annual information form, can be obtained without charge on our web site at www.fraserpapers.com or on SEDAR at www.sedar.com.

DEFINITIONS

As there is no generally accepted method of calculating the measures outlined below, these measures as calculated by Fraser Papers may not be comparable to similar titled measures reported by other companies.

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization, and restructuring charges. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Fraser Papers interprets EBITDA trends as an indicator of relative operating performance.

Net debt is debt less cash and cash equivalents. Net debt is provided as a useful indicator of a company's financial leverage.

Net debt to net debt plus equity is net debt divided by the sum of net debt and shareholders' equity. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Cash costs include all cash costs of operations and exclude depreciation and amortization. Cash costs are presented to provide additional information about the cash generating capabilities of the Company's operations. This measure captures the key costs of operations and is a key performance measure that management uses to evaluate costs at the operations.

EBITDA *($millions)*	Year Ended December 31, **2006**	2005
Loss	**$ (114)**	$ (29)
Add: Interest expense, net	**6**	9
Less: Income tax recovery	**(16)**	(26)
Less: Gain on sale of New Brunswick timberlands	**(71)**	—
Less: Gain on sale of Maine timberlands	**—**	(46)
Add: Losses from Smart Papers	**111**	—
Add: Closure of Berlin pulp mill	**50**	—
Add: Impairment Charges	**—**	41
Less/Add: Other	**(5)**	16
Add: Depreciation	**32**	39
EBITDA	**$ (7)**	$ 4

Net Debt *($millions)*	Year Ended December 31, **2006**	2005
Long-term debt	**$ 68**	$ 150
Add: Current portion of long-term debt	**—**	1
Less: Cash and cash equivalents	**(13)**	(75)
Net debt	**$ 55**	$ 76

Cash Cost *($millions)*	Year Ended December 31, **2006**	2005
Net sales	**$ 796**	$ 918
Add/Less: EBITDA	**7**	(4)
Add: Anti-dumping duties recovery	**14**	—
Cash cost	**$ 817**	$ 914

Management's Responsibility for the Financial Statements

The accompanying consolidated financial statements and other financial information have been prepared by the Company's management, which is responsible for their integrity and objectivity, in accordance with Canadian generally accepted accounting principles. Financial statements are not precise since they include certain amounts based upon estimates and judgements. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

Management is responsible for establishing and maintaining adequate internal controls. Fraser Papers maintains internal controls systems which are designed to permit the accurate and timely preparation of financial statements in accordance with Canadian generally accepted accounting principles.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and reviews the consolidated financial statements and management's discussion and analysis; considers the report of the external auditors; assesses the adequacy of the internal controls of the Company; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

Dominic Gammiero
Chief Executive Officer

Peter Gordon
President

February 5, 2007

Auditors' Report

To the Shareholders of Fraser Papers Inc.

We have audited the consolidated balance sheets of Fraser Papers Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Fraser Papers Inc. as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Chartered Accountants

Toronto, Canada
February 5, 2007

Consolidated Balance Sheets

As at December 31 *(US$ millions)*	**2006**	2005
Assets		
Current assets		
Cash and cash equivalents	**$ 13**	$ 75
Accounts receivable	**106**	109
Inventory *(note 9)*	**118**	113
Future income taxes *(note 15)*	**1**	10
	238	307
Property, plant and equipment *(note 10)*		
Paper	**279**	340
Timber *(note 2)*	**—**	19
Other assets *(note 11)*	**39**	122
	$ 556	$ 788
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	**$ 86**	$ 90
Current portion of long-term debt	**—**	1
	86	91
Long-term debt *(note 12)*	**68**	150
Other liabilities *(note 13)*	**51**	55
Future income taxes *(note 15)*	**19**	46
Shareholders' equity *(note 16)*	**332**	446
	$ 556	$ 788

(See accompanying notes)

On behalf of the Board,

Paul Gagné, CA
Audit Committee Chair

Dominic Gammiero
Chief Executive Officer

Consolidated Statements of Operations and Deficit

Years ended December 31 *(US$ millions, except per share amounts)*	**2006**	2005
Net sales	**$ 796**	$ 918
Earnings (loss) before the following		
Paper	**(9)**	(8)
Timber	**2**	12
	(7)	4
Gain on sale of New Brunswick timberlands (*note 2*)	**71**	—
Losses from Smart Papers (*note 3*)	**(111)**	—
Closure of pulp mill (*note 4*)	**(50)**	—
Gain on sale of Maine timberlands (*note 7*)	**—**	46
Impairment charges (*note 8*)	**—**	(41)
Restructuring charges (*note 6*)	**—**	(8)
Other (*notes 2, 5, 6 and 12*)	**5**	(8)
Interest income	**4**	3
Interest expense (*note 12*)	**(10)**	(12)
Loss before depreciation and income taxes	**(98)**	(16)
Depreciation	**(32)**	(39)
Income tax recovery (*note 15*)	**16**	26
Loss	**$ (114)**	$ (29)
Loss per share (basic and diluted)	**$ (3.86)**	$ (0.98)
Deficit		
Balance, beginning of year	**$ (48)**	$ (19)
Loss	**(114)**	(29)
Balance, end of year	**$ (162)**	$ (48)

(See accompanying notes)

Consolidated Statements of Cash Flows

Years ended December 31 *(US$ millions)*	**2006**	2005
Cash provided by (used for):		
Operating Activities		
Loss	**$ (114)**	$ (29)
Items not affecting cash:		
Depreciation	**32**	39
Future income taxes *(note 15)*	**(17)**	(27)
Losses from Smart Papers (*note 3*)	**111**	—
Gain on sale of New Brunswick timberlands (*note 2*)	**(71)**	—
Closure of pulp mill (*note 4*)	**50**	—
Gain on sale of Maine timberlands (*note 7*)	**—**	(46)
Impairment charges (*note 8*)	**—**	(41)
Employment benefit plan expense (*note 14*)	**21**	13
Other (*notes 4, 6 and 12*)	**(4)**	18
Employment benefit plan funding *(note 14)*	**(37)**	(34)
Payments related to Smart Papers (*note 3*)	**(16)**	—
	(45)	(25)
Net change in non-cash working capital balances *(note 17)*	**(21)**	(20)
	(66)	(45)
Investing Activities		
Capital investments	**(12)**	(49)
Proceeds on sale of New Brunswick timberlands (*note 2*)	**94**	—
Investment in lease (*note 3*)	**—**	(15)
Proceeds on sale of Maine timberlands (*note 7*)	**—**	78
Proceeds on sale of paperboard operations and other assets (*note 5*)	**—**	7
	82	21
Financing Activities		
Repayment of long-term debt (*note 12*)	**(52)**	(75)
Purchase of long-term debt (*note 12*)	**(26)**	—
Issuance of long-term debt (*note 12*)	**—**	185
Debenture issue costs *(note 11)*	**—**	(5)
Share repurchases *(note 16)*	**—**	(6)
	(78)	99
Increase (decrease) in cash and cash equivalents	**$ (62)**	$ 75

(See accompanying notes)

Notes to the Consolidated Financial Statements

(US$ millions, unless otherwise noted)

In these notes "Fraser Papers" means Fraser Papers Inc. and all of its consolidated subsidiaries and affiliates and "Company" means Fraser Papers Inc. as a separate corporation. "Norbord" means Norbord Inc. (the former parent company of Fraser Papers and a related party by virtue of a common significant shareholder) or any of its consolidated subsidiaries. "Brookfield" means Brookfield Asset Management Inc, (a related party by virtue of a significant shareholding in the Company) or any of its consolidated subsidiaries.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and include the significant accounting policies listed below.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses during the period. Significant estimates include the determination of the carrying value and useful lives of property, plant and equipment, provisions for employee future benefits and future income tax assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash in the bank and short-term deposits with a term to maturity of less than ninety days at the date of purchase. Cash and cash equivalents are recorded at cost, which approximates their fair value.

Valuation of Inventories

Inventories of raw materials and operating supplies are valued at the lower of average cost and replacement cost or net realizable value. Inventories of manufactured products are valued at the lower of average cost, which includes all direct production costs and an allocation of overhead costs incurred at production facilities, and net realizable value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated on a straight-line basis. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over the following periods which approximate their useful lives:

Buildings	20 to 40 years
Sawmills and lumber production equipment	10 to 15 years
Paper and pulp mill machinery and production equipment	20 years
Logging machinery and equipment	4 to 10 years

Prior to the sale of Fraser Papers' timberlands, silviculture costs on owned timberlands were capitalized. Depletion of timber was recorded in a systematic manner based on the utilization of timber resources.

Interest costs on major capital projects are capitalized during construction. Costs, net of revenues, incurred during the start-up period of major capital projects are deferred as other assets and amortized over the first three years of the life of the project.

Employee Future Benefits

Fraser Papers sponsors various defined benefit and defined contribution pension plans, which cover substantially all employees and are funded in accordance with applicable plan and regulatory requirements. The benefits under Fraser Papers' defined benefit pension plans are generally based on an employee's length of service and the final five years' average salary. The plans do not provide for indexation of benefit payments. Hourly employees are generally members of negotiated plans. Fraser Papers also provides non-pension post-retirement benefits to certain eligible retirees, consisting of medical and dental benefits, which are funded on a "pay-as-you-go" basis.

The measurement date for all defined benefit plans is December 31. The obligations associated with Fraser Papers' defined benefit pension plans are actuarially valued using the projected unit credit method pro rated on pensionable services, management's best estimate assumptions for expected investment performance, salary escalation, health care cost trend rates, expected mortality rates and a current market discount rate. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. Prior service costs related to plan amendments and transitional assets are amortized on a straight-line basis over the estimated average remaining service lives ("EARSL") of the employee groups. The net actuarial gains or losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets are amortized on a straight-line basis over EARSL.

Asset Retirement Obligations

Fraser Papers' asset retirement obligations relate primarily to closure costs for landfill sites at Fraser Papers' operating locations. The liability associated with these sites is reduced as these obligations are paid and the asset associated with these obligations is depreciated over the estimated useful life of the related facility. Revisions to the liability could occur due to changes in the estimated costs or timing of closures or possible new regulations affecting these closures.

Revenue Recognition

Net sales are net of freight costs, commissions, discounts and rebates to customers and are recognized when the title and risks of ownership pass to the purchaser. This generally occurs when goods are shipped. Sales are governed by standard industry terms and in some cases by contract. Revenue is not recognized prior to completion of all relevant terms.

Translation of Foreign Currencies

The United States dollar is the reporting currency of Fraser Papers and the functional currency of its operations.

Monetary assets and liabilities denominated in currencies other than the United States dollar are translated at the rate of exchange prevailing at year end. Gains or losses on translation of these items are included in the Consolidated Statements of Operations. Gains or losses on transactions that hedge these items are also included in the Consolidated Statements of Operations.

Gains or losses on derivative financial instruments that serve to hedge future Canadian dollar-denominated costs are recognized in the same period as gains and losses on the underlying exposure being hedged.

Stock-based Compensation

The Company has a stock-based compensation plan, which is described in Note 16. The Company accounts for stock options using the fair value method. Under this method, compensation expense for stock options is measured at fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted.

The Company has two deferred share unit plans which provide certain directors and senior officers of the Company with an opportunity to invest a portion of their compensation in deferred stock units. Deferred stock units can be subject to vesting periods at the discretion of the Board of Directors. Payments under the plans are made in cash only. The expense associated with these stock units is recognized over the vesting period. The liability associated with these plans is measured based on the fair value of the vested units which is based on the current market price of the shares of the Company.

Financial Instruments

The fair values of financial instruments approximate their carrying values, except where disclosed elsewhere in these notes. Fair values disclosed are determined using actual quoted market prices or, if not available, indicative prices based on similar publicly traded instruments.

Fraser Papers uses derivative financial instruments to manage its foreign currency and commodity price exposures. Fraser Papers does not use derivative financial instruments for speculative purposes. All hedging relationships, risk management objectives and hedging strategies are formally documented and periodically assessed as to whether changes in the value of derivatives are highly effective in offsetting changes in the fair values or cash flows of hedged items.

Realized and unrealized gains and losses on derivative financial instruments designated as hedges for accounting purposes are treated in the same manner as gains and losses on the underlying item being hedged.

Gains and losses on forward foreign exchange contracts that serve to hedge Canadian dollar-denominated net monetary liabilities are recognized in cost of sales, with the fair value of the forward foreign exchange contract accrued in other assets. These contracts are generally short-term in nature. As such, any forward premium or discount is recognized at maturity of the contract in cost of sales.

Gains or losses on futures or swap contracts that serve to hedge the future selling prices for certain of our products are recognized in net sales when the products being hedged are sold. The fair value of a hedging instrument that has been recognized in net sales and has not yet settled is accrued in accounts receivable or accounts payable and accrued liabilities.

NOTE 2. SALE OF NEW BRUNSWICK TIMBERLANDS

On January 31, 2006, the Company sold its timberland assets in New Brunswick (the "NB Timberlands") to Acadian Timber Income Fund ("Acadian" or the "Fund"). Acadian was a newly formed income fund which financed the acquisition through an initial public offering of equity securities and the issuance of bank debt. The Company was the promoter of the Fund.

Net proceeds were $125, including $94 in cash and $31 of securities which are exchangeable for 3.6 million units of the Fund, representing a 30% interest in the equity of the Fund, or a 22% interest in the Fund on a fully diluted basis. These securities are entitled to the same rights as units of the Fund and are entitled to cash distributions from the Fund. Acadian is related to Fraser Papers by virtue of the Company's equity interest in the Fund.

The Company accounts for its investment using the equity method. At the time of the transaction, the net book value of this investment was nil while the fair value, based on quoted market prices, was estimated to be $31. At December 31, 2006, the net book value of the investment is nil, as the Company has recognized its proportionate share of the earnings of Acadian for the period from February 1, 2006 to December 31, 2006, net of distributions. The investment is estimated to have a fair market value of $29, based on quoted market prices at December 31, 2006. During the year, the Company recognized equity earnings from Acadian of $2, which have been reported in the Consolidated Statements of Operations. During the year, the Company received distributions of $2 from Acadian.

The sale of the NB Timberlands resulted in a gain of $71. In accordance with GAAP, the gain on the sale was the result of the net cash proceeds of $94 adjusted for the proportionate share of the net liabilities of the Fund (excluding those related to the NB Timberlands) and the net assets contributed to the Fund (net of Fraser Papers' retained interest).

In conjunction with the sale, Fraser Papers entered into agreements with Acadian whereby Fraser Papers will have the right to purchase fibre for a period of up to 20 years at prevailing market prices. The amount of fibre available to Fraser Papers under the agreement will approximate its historical consumption from the timberlands owned by Acadian.

Certain liabilities of the NB Timberlands were retained by Fraser Papers consisting primarily of employment, pension and post retirement obligations related to past service.

NOTE 3. SALE OF MIDWEST OPERATIONS AND LOSSES FROM SMART PAPERS

On February 18, 2005, Fraser Papers sold a production facility in Park Falls, Wisconsin, a leased distribution facility in West Chicago, Illinois and related net assets (collectively, the "Midwest Operations"). As consideration for these net assets, Fraser Papers received a 40% common equity interest in an entity which owned Smart Papers LLC and the Midwest Operations (the "Investment"). The transaction was accounted for at fair value with fair value based on the value of the Investment and there was no resulting gain or loss.

Certain liabilities of the Midwest Operations were retained by Fraser Papers and consist primarily of employment, pension and post retirement obligations related to past service. In addition, the Company has effectively provided financial guarantees for certain obligations of the Midwest Operations under operating leases, purchase contracts and landfill obligations.

Smart Papers LLC and its affiliates ("Smart Papers"), filed for creditor protection under Chapter 11 of the US Bankruptcy Code, in the first quarter of 2006. As a result, Fraser Papers recorded a charge of $111, consisting of an impairment charge against its investment in Smart Papers of $74, a provision of $15 against a receivable from Smart Papers related to the lease of a boiler at one of its locations and estimated accruals of $22 related to the financial guarantees. During 2006, Fraser Papers made $16 of payments against these accruals.

In the third quarter, Fraser Papers completed the sale of equipment previously leased to Smart Papers. The total proceeds of $4, including contingent consideration of $1, are receivable in instalments over seven years. Fraser Papers will recognize the benefit of these proceeds when the receipt is reasonably assured. During the year, Fraser Papers received less than $1 of proceeds from the sale.

During 2005, Fraser Papers accounted for its investment in Smart Papers using the equity method. When Smart Papers filed for protection under Chapter 11 of the Bankruptcy Code, Fraser Papers lost its significant influence over Smart Papers. As a consequence, the Company began accounting for its investment in Smart Papers on a cost basis effective the beginning of 2006.

During 2005, Fraser Papers recognized equity losses from Smart Papers and losses on the sale of its Park Falls operations to Smart Papers totalling $8, which have been reflected in the Statements of Operations and Statements of Cash Flows.

NOTE 4. CLOSURE OF BERLIN PULP MILL

On May 7, 2006, Fraser Papers permanently shut down its pulp mill in Berlin, New Hampshire. As a result of the announcement, Fraser Papers recorded a charge of $50 consisting of an impairment in property, plant and equipment and other assets of $45 and various accruals related to severance and closure of $5. During the year, the Company applied payments and charges of $4 against the accruals.

During the fourth quarter of 2006, Fraser Papers sold substantially all remaining assets related to the Berlin pulp mill for net cash proceeds of $3. No gain or loss was recorded on the sale.

NOTE 5. SALE OF PAPERBOARD AND OTHER ASSETS

During 2006, the Company sold non-core assets for net proceeds of $1.

On October 4, 2005, Fraser Papers sold its paperboard assets for proceeds of $5. In addition, the Company sold two other non-core assets for total proceeds of $2. There were no gains or losses recorded on these sales.

NOTE 6. RESTRUCTURING CHARGES AND OTHER

As a result of the sale of its paperboard business in 2005, the Company reduced its workforce by 98 positions at its mill in Edmundston, New Brunswick. The elimination of these positions resulted in a restructuring charge of $8 consisting of severance and early retirement costs of $5 and a non-cash charge for pension and non-pension post retirement benefits of $3.

During 2006, the Company made payments of $2, net of government training grants of $2, related to the paperboard restructuring accruals.

During 2006, the Company reversed $2 of restructuring accruals as a result of renegotiation of severance arrangements relating to a 2004 provision and the completion of the paperboard restructuring. These amounts have been partially offset by additional restructuring charges with respect to the elimination of certain positions at its operations in 2006. A net amount of less than $1, has been reflected in the Consolidated Statements of Operations.

NOTE 7. SALE OF MAINE TIMBERLANDS

On May 19, 2005 Fraser Papers completed the sale of approximately 240,000 acres of timberlands in Maine (the "Maine Timberlands") for net proceeds of $78. The sale resulted in a pre-tax gain of $46. Fraser Papers has entered into an agreement with the purchaser whereby Fraser Papers has the right to purchase fibre from the purchaser for 20 years at prevailing market prices. The amount of fibre available to Fraser Papers under the agreement will approximate its historical usage from the sold lands.

NOTE 8. IMPAIRMENT CHARGES

During 2005, the Company performed an impairment review and considered a number of factors which were determined to be indicators that the carrying amount of its pulp mill in Thurso, Quebec, may not be fully recoverable. Based on this review, the Company recorded a pre-tax, non-cash impairment charge of $40 against the assets of this mill.

During 2005, the Company recognized an impairment charge of $1 related to its paperboard operations in Edmundston, New Brunswick as the carrying value of the assets exceeded the expected proceeds from the sale of those assets, which closed in 2005.

NOTE 9. INVENTORY

	2006	2005
Raw materials	**$ 34**	$ 32
Finished goods	**50**	48
Operating and maintenance supplies	**34**	33
	$ 118	$ 113

NOTE 10. PROPERTY, PLANT AND EQUIPMENT

2006	Cost	Accumulated Depreciation	Net Book Value
Pulp and paper mills	$ 906	$ (656)	$ 250
Sawmills	116	(87)	29
	$ 1,022	$ (743)	$ 279

2005	Cost	Accumulated Depreciation	Net Book Value
Pulp and paper mills	$ 941	$ (634)	$ 307
Sawmills	113	(80)	33
Timber and timberlands	40	(21)	19
	$ 1,094	$ (735)	$ 359

NOTE 11. OTHER ASSETS

	2006	2005
Pension plans (*note 14*)	**$ 25**	$ 11
Investment in Katahdin Paper Company LLC (*note 19*)	**12**	11
Debt issuance costs	**2**	4
Investment in Smart Papers (*note 3*)	**—**	74
Investment in lease (*note 3*)	**—**	14
Deferred start-up costs	**—**	8
	$ 39	$ 122

Debt issuance costs relate to the issuance of $150 of 8.75% senior, unsecured notes (the "Notes") and fees and expenses related to a committed, revolving credit facility. During 2006, $2 of debt issuance costs were written off as a result of the repurchase and repayment of Notes. The remaining balance is being amortized over the term of the Notes, or the facility as appropriate (*Note 12*).

NOTE 12. LONG-TERM DEBT

On March 15, 2005, the Company issued the Notes which bear interest at 8.75% and are due in 2015. The indenture agreement governing the Notes contains certain covenants, the more significant of which include restrictions on the incurrence of additional indebtedness, sale of assets and reinvestment of proceeds, mergers, creation of liens, payment of dividends and repurchase of the Company's shares.

During 2006, the Company purchased $30 in principal amount of Notes in the market. The Notes were purchased for $26, resulting in a gain of $3, net of a write-down in debt issuance costs of $1. The net gain is reflected in the Consolidated Statements of Operations.

During 2006, the Company closed a tender offer to repay up to $66 in principal amount of the Notes. The Company repaid $52 of Notes to the public and cancelled $14 of Notes held by Fraser Papers. A write-down of deferred financing costs of $1, related to the repayments under the tender offer has been reflected in the Consolidated Statements of Operations and Statements of Cash Flows.

As a result of the market repurchases and the tender offer, the Company holds $16 of Notes. These Notes have not been cancelled but have been netted against long-term debt on the consolidated balance sheet.

During 2006, the Company increased its committed, revolving credit facility to $90. The facility matures in November 2008 and bears interest at market rates. Borrowings under the facility are secured by a first charge against accounts receivable and inventory. At December 31, 2006, $40 (2005 – $35) of this facility was utilized, all of which was in the form of letters of credit to certain creditors.

During the year, the Company made interest payments of $11 (2005 – $7).

On March 16, 2005, the Company repaid $75 owing to an affiliate of Brookfield under a revolving credit facility. The facility was then cancelled.

NOTE 13. OTHER LIABILITIES

	2006	2005
Post-retirement benefit plans (*note 14*)	**$ 41**	$ 43
Asset retirement obligations	**8**	9
Deferred revenue and other	**2**	3
	$ 51	$ 55

Asset retirement obligations relate primarily to closure costs and post-closure maintenance costs for landfills at Fraser Papers' operating locations. The obligations represent estimated future payments of $19 (2005 – $25) which have been discounted at 8.75%. Total accretion expense for the year related to asset retirement obligations was less than $1 (2005 – $1). In addition to the asset retirement obligations recorded, Fraser Papers may have other obligations in the event of a permanent shutdown of any of its operations. However, these plant assets have indeterminate lives and, therefore, the associated asset retirement obligations are not reasonably estimable and liabilities cannot be established.

NOTE 14. EMPLOYEE BENEFIT PLANS

Pension Plans

Fraser Papers has a number of pension plans, participation in which is available to substantially all employees. Three of Fraser Papers' defined benefit pension plans are closed to new employees hired after January 1, 2005. Fraser Papers' obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations, which are required every one to three years, depending on where the plan is registered. Information about these plans is as follows:

	2006	2005
Change in Accrued Benefit Obligation During the Year:		
Accrued benefit obligation, beginning of year	**$ 590**	$ 498
Employee contributions	**2**	2
Current service cost	**9**	7
Interest on accrued benefit obligation	**31**	29
Benefits paid	**(40)**	(42)
Net actuarial (gain) loss	**(5)**	75
Restructuring (*note 6*)	**1**	(3)
Plan amendments	**—**	1
Foreign currency exchange rate impact	**—**	14
Accrued benefit obligation, end of year[1]	**$ 588**	$ 590
Change in Plan Assets During the Year:		
Plan assets, beginning of year	**$ 415**	$ 390
Actual return on plan assets	**66**	26
Employer contributions	**33**	30
Employee contributions	**2**	2
Benefits paid	**(40)**	(42)
Foreign currency exchange rate impact	**(1)**	9
Plan assets, end of year[1]	**$ 475**	$ 415
Reconciliation of Funded Status:		
Accrued benefit obligation	**$ 588**	$ 590
Plan assets	**475**	415
Accrued benefit obligation in excess of plan assets	**(113)**	(175)
Unamortized net actuarial loss	**137**	185
Unamortized prior service costs	**8**	9
Unamortized net transitional asset	**(7)**	(8)
Net accrued benefit asset	**$ 25**	$ 11

(1) All plans have accrued benefit obligations in excess of plan assets before unamortized amounts.

	2006	2005
Components of Net Pension Expense:		
Current service cost	**$ 9**	$ 7
Interest on accrued benefit obligation	**31**	29
Actual return on plan assets	**(66)**	(26)
Net actuarial (gain) loss	**(5)**	75
Plan amendments	**—**	10
Restructuring (*note 6*)	**1**	3
Difference between actual and expected return on plan assets	**32**	(6)
Difference between actual and recognized net actuarial loss	**17**	(69)
Difference between actual and recognized prior service costs	**1**	(8)
Amortization of net transitional asset	**(1)**	(1)
Net periodic pension expense	**$ 19**	$ 14

The net actuarial gain of $5 is primarily the result of a change in the rate used to discount the accrued benefit obligations.

	2006	2005
Significant Weighted-Average Actuarial Assumptions:		
Used in calculation of net periodic pension expense for the year:		
Discount rate	**5.14%**	5.75%
Expected long-term rate of return on plan assets	**8.00%**	8.00%
Rate of compensation increase	**3.75%**	3.75%
Used in calculation of accrued benefit obligation, end of year:		
Discount rate	**5.20%**	5.14%
Rate of compensation increase	**3.82%**	3.75%

The weighted average asset allocation of Fraser Papers' defined benefit pension plan assets is as follows:

Asset category:		
Equity investments	**73%**	73%
Fixed income investments	**27%**	27%
Total assets	**100%**	100%

The Consolidated Statements of Operations include $3 (2005 – $3) related to contributions to Fraser Papers' defined contribution pension plans.

Post-retirement Benefit Plans

Fraser Papers funds health care benefits costs on a pay-as-you-go-basis. Fraser Papers' obligations under its post-retirement benefit plans are determined periodically through actuarial valuations, which are conducted no less frequently than every three years. Information about these plans is as follows:

	2006	2005
Change in Accrued Benefit Obligation During the Year:		
Accrued benefit obligation, beginning of year	**$ 64**	$ 66
Current service cost	**1**	1
Interest on accrued benefit obligation	**3**	3
Benefits paid	**(4)**	(4)
Net actuarial loss	**—**	10
Plan amendment	**—**	(13)
Divested operations (*note 2*)	**(2)**	—
Foreign currency exchange rate impact	**—**	1
Accrued benefit obligation, end of year	**$ 62**	$ 64
Reconciliation of Funded Status:		
Accrued benefit obligation	**$ 62**	$ 64
Plan assets	**—**	—
Accrued benefit obligation in excess of plan assets	**(62)**	(64)
Unamortized net actuarial loss	**27**	31
Unamortized prior service cost	**(6)**	(10)
Net accrued benefit liability	**$ (41)**	$ (43)

	2006	2005
Components of Net Post-retirement Benefit Expense:		
Current service cost	**$ 1**	$ 1
Interest on accrued benefit obligation	**3**	3
Plan amendment	**—**	(13)
Net actuarial loss	**—**	10
Difference between actual and recognized net actuarial loss	**2**	(9)
Difference between actual and recognized prior service losses	**(4)**	10
Divested operations *(note 6)*	**—**	(3)
Net periodic post-retirement benefit expense (income)	**$ 2**	$ (1)
Significant Weighted-Average Actuarial Assumptions:		
Used in calculation of net post-retirement benefit expense for the year:		
Discount rate	**5.24%**	5.75%
Used in calculation of accrued benefit obligation, end of year:		
Discount rate	**5.37%**	5.24%
Health care cost trend rate used in calculation of accrued benefit obligation, end of year:		
Initial rate	**9.51%**	10.00%
Ultimate rate	**5.00%**	5.00%
Year ultimate rate reached	**2014**	2014
Sensitivity to change in health care cost trend rate, for year ended December 31, 2006:	**1% increase**	1% increase
Impact on net periodic post-retirement benefit expense	**1**	1
Impact on accrued benefit obligation	**7**	8

NOTE 15. INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the amounts used for income tax purposes.

Significant components of the provision for recovery of income taxes are as follows:

	2006	2005
Current tax expense	**$ (1)**	$ (1)
Future income tax recovery	**17**	27
Income tax recovery	**$ 16**	$ 26

The differences between income taxes computed using statutory tax rates and income tax as recorded are as follows:

	2006	2005
Loss before income taxes	**$ (130)**	$ (55)
Tax recovery at combined statutory rates	**45**	19
Effect of:		
Rate differences on foreign activities	**18**	1
Non-taxable portion of net capital gains	**13**	—
Foreign exchange and other	**5**	8
Change in valuation allowance	**(65)**	(2)
Income tax recovery	**$ 16**	$ 26

The income tax effects of temporary differences that give rise to future income taxes are as follows:

	2006	2005
Benefit of tax loss carryforwards	**$ 59**	$ 14
Capital losses	**21**	—
Post-employment benefits	**6**	12
Current future income tax assets	**10**	10
Other future net income tax assets (liabilities)	**5**	(8)
Property, plant and equipment	**(47)**	(57)
Future income taxes	**$ 54**	$ (29)
Less: Valuation allowance	**(72)**	(7)
Future income taxes, net	**$ (18)**	$ (36)
Represented by:		
Current future income tax asset	**$ 1**	$ 10
Long-term future income tax liability	**(19)**	(46)
	$ (18)	$ (36)

The benefit of tax loss carry-forwards includes the benefit of $194 (2005 – $17) of net losses in the United States which expire between 2012 and 2026. A valuation allowance of $72 (2005 – $7) has been provided against the benefit of income tax assets as it is not more likely than not that they will be realized. Included in the valuation allowance is $79 of future income tax assets related to these losses, partly offset by $7 of net future income tax liabilities. The Company has $5 (2005 – $21) of loss carry-forwards in Canada which begin to expire in 2012.

Income or income-related taxes of $1 (2005 – $7) were paid during the year. Income tax recoverable of $2 (2005 – $6) is included in accounts receivable, as at December 31, 2006.

NOTE 16. SHAREHOLDERS' EQUITY

	2006	2005
Common shares – 29,509,876 outstanding	**$ 490**	$ 490
Contributed surplus	**4**	4
Deficit	**(162)**	(48)
	$ 332	$ 446

The authorized capital stock of the Company consists of an unlimited number of Class A preferred shares, Class B preferred shares, non-voting participating shares and common shares.

The weighted average number of shares outstanding used for calculating loss per share was 29,509,876 for 2006 (2005 – 29,728,060).

During 2005, the Company repurchased a total of 602,100 shares at a weighted-average price of CAD$12.79 per share for total consideration of $6. As the purchase price was below the stated value of the common shares, the transactions resulted in a decrease of common stock of $10 and contributed surplus of $4.

Under Fraser Papers' Stock Option Plan, the Board of Directors may issue stock options to certain officers of the Company. These options have a ten year life and vest evenly over five years. Total compensation expense in each of 2005 and 2006 related to these options was less than $1.

The following table summarizes options outstanding and the weighted average exercise price, as at December 31, 2006:

	Options outstanding			Options vested
Year granted	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price (CAD$)	Number of Options
2004	215,000	7.7	$ 16.45	86,000
2005	30,000	8.1	14.59	6,000
2006	485,000	9.2	8.04	—
	730,000	8.7	$ 10.79	92,000

NOTE 17. CHANGE IN NON-CASH WORKING CAPITAL

The net change in non-cash working capital balances is comprised of the following:

	2006	2005
Cash provided by (used for):		
Accounts receivable	**$ (8)**	$ 7
Inventory	**(5)**	(15)
Accounts payable and accrued liabilities	**(8)**	(12)
	$ (21)	$ (20)

NOTE 18. COMMITMENTS AND CONTINGENCIES

Foreign Exchange Hedges

As at December 31, 2006, the Company has forward foreign exchange contracts outstanding of CAD$57 (2005 – CAD$70), which are designated as a hedge against certain Canadian dollar-denominated net monetary liabilities and $21 (2005 – nil), which are designated as hedges against future Canadian dollar cash flows. The Consolidated Statements of Operations include a realized gain of $2 (2005 – $2) on matured forward foreign exchange contracts and an unrealized loss of less than $1 (2005 – less than $1) on outstanding contracts. These realized and unrealized gains or losses are offset by realized and unrealized gains or losses on the net monetary liabilities being hedged.

Commodity Hedges

During 2006, Fraser Papers was party to a pulp swap to deliver 24,000 tonnes of market pulp in 2006 at an average price of $574 per tonne. This swap effectively fixed the selling price on a portion of Fraser Papers' production and was designated as a hedge of a portion of its pulp sales. During the year ended December 31, 2006, Fraser Papers realized losses on these contracts of $4 (2005 – $5). There were no outstanding swap agreements at December 31, 2006.

Fraser Papers entered into lumber futures contracts which effectively fixed the selling price for lumber delivered on the expiry date and were designated as a hedge of a portion of future lumber sales. During the year, Fraser Papers realized net gains of $1 (2005 – nil) on lumber futures contracts. There were no outstanding contracts at December 31, 2006 (2005 – 13 million board feet).

Softwood Lumber Anti Dumping Duties

Since the inception of the anti dumping duties imposed by the United States Department of Commerce, the Company paid $16 on the export of lumber to the U.S. During the year, the Company received refunds and interest of $14 related to anti-dumping duties paid in previous years. These refunds were recognized as income. The Company does not expect any further refunds.

Guarantees

Norbord provided guarantees for certain obligations of Fraser Papers under a financial commitment agreement (the "FCA"). These guarantees were previously obligations of the paper division of Norbord. At December 31, 2006, the maximum potential amount of the obligations guaranteed was estimated to be $7 (2005 – $13).

Under the FCA, Fraser Papers agreed to provide letters of credit or other acceptable collateral to secure any guarantees outstanding on December 31, 2007. As security for these ongoing financial commitments to Fraser Papers, Norbord has the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' manufacturing facilities.

Other

Fraser Papers has entered into various commitments for the future supply of operating services and materials. Commitments under operating leases and other obligations for which the cash flows are fixed or determinable at December 31, 2006, are:

2007	$ 40
2008	13
2009	4
Subsequent	—
	$ 57

NOTE 19. RELATED PARTY TRANSACTIONS

Fraser Papers purchases certain of its electricity from Brookfield. In addition, prior to the establishment of Acadian, Fraser Papers purchased wood fibre from Brookfield. During 2006, Fraser Papers purchased $10 (2005 – $18) of these goods from Brookfield. Included in accounts payable and accrued liabilities is $1 (2005 – $2) related to these purchases.

Fraser Papers has invested in convertible, term, preferred units (the "Units") of Katahdin Paper Company LLC ("Katahdin"), an indirectly, wholly owned subsidiary of Brookfield. The Units earn a preferential cumulative distribution of 5% per annum. Cumulative distributions accrued on this investment amount to $2. The investment is accounted for using the cost method and is included in other assets.

During the year, Fraser Papers earned a management fee of $8 (2005 – $7) from Katahdin. $2 is included in accounts receivable at December 31, 2006 (2005 – $2).

During 2006, Fraser Papers sold $3 (2005 – less than $1) of goods and services to Katahdin. $2 is included in accounts receivable at December 31, 2006 (2005 – less than $1).

As described in Note 2, the Company entered into 20 year Fibre Supply Agreements with Acadian. Total purchases of fibre from the Fund since January 31, 2006 amounted to $35. The Company paid $1 to Acadian as a fee for administering the Company's Crown Licenses. Fraser Papers provided certain administrative and support services to the Fund during the transitional period following the set-up of the Fund. As Fraser Papers was a sponsor of the Fund, no amounts were charged for these services. During the year, the Company recognized equity in earnings of the Fund of $2 and distributions received from the Fund were $2.

Brookfield has provided the Company with a facility with a notional amount of $150 to enter into forward foreign exchange contracts as part of the Company's hedging activities. At December 31, 2006, the Company has entered into forward foreign exchange contracts of CAD$57 (2005 – CAD$70) as a hedge against certain Canadian dollar-denominated net monetary liabilities and $21 (2005 – nil) as a hedge against future Canadian dollar cash flows, under this facility.

During 2006, Fraser Papers sold less than $1 (2005 – $4) of pulp to Smart Papers.

NOTE 20. SUBSEQUENT EVENT

On January 30, the Company announced that it had entered into an agreement to acquire Katahdin for $80 million, subject to an adjustment for working capital, all payable in cash on closing. In addition, Fraser Papers will make contingent royalty payments based on the cash flow of the super-calendered business of Katahdin. The transaction is expected to close in the second quarter of 2007 and is subject to approval of a committee of directors who are independent of Brookfield, approval of the board of directors, approval of shareholders of Fraser Papers other than Brookfield and regulatory approval.

NOTE 21. SEGMENTED INFORMATION

Geographic Segments

Net sales by geographic segment are determined based on the country of shipment.

	Net Sales		Property, Plant and Equipment	
	2006	2005	**2006**	2005
United States	**$ 649**	$ 678	**$ 147**	$ 203
Canada[1]	**147**	240	**132**	156
Combined total	**$ 796**	$ 918	**$ 279**	$ 359
(1) Export Sales included in total	**$ 85**	$ 147		

Operating Segments

As a result of the sale of its NB timberlands, Fraser Papers has one reportable segment comprised of its integrated paper, pulp, and sawmill operations.

In determining its reportable segments, Fraser Papers considers that it is an integrated producer of paper and pulp as its principal business. Its sawmill operations are an integral part of its overall business as these facilities provide fibre for the internal production of pulp.

NOTE 22. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from those previously presented to conform to the current year's presentation.

Directors and Officers of Fraser Papers

DIRECTORS

Rorke B. Bryan, Ph.D. (3)
Corporate Director

Jack L. Cockwell, CA (4)
Group Chairman
Brookfield Asset Management Inc.

Paul E. Gagné, CA (1) (4) (5)
Corporate Director

Dominic Gammiero
Chief Executive Officer
Fraser Papers Inc.

J. Peter Gordon *(Director-elect)*
President
Fraser Papers Inc.

Robert J. Harding, FCA (2) (5)
Chairman
Brookfield Asset Management Inc.

Aldéa Landry, C.M., Q.C. (1) (2) (3)
President
Landal Inc.

Margot Northey, Ph.D. (1) (3) (4)
Corporate Director

Samuel J.B. Pollock, CA (3) (5)
Managing Partner, Private Equity
Brookfield Asset Management Inc.

OFFICERS

Dominic Gammiero
Chief Executive Officer

J. Peter Gordon
President

Glen McMillan
Senior Vice President and
Chief Administrative Officer

William Manzer
Senior Vice President,
Pulp and Paper Operations

Brian McAlary
Vice President, Sales

Marina Mueller
Assistant Corporate Secretary

Committees of the Board:
(1) Audit
(2) Corporate Governance and Nominating
(3) Environment, Health and Safety
(4) Human Resources
(5) Pension
For a full description of the Board committees, and corporate governance practices, please see Fraser Papers' Management Proxy Circular on our web site at www.fraserpapers.com

Corporate Information

CORPORATE OFFICE

Fraser Papers Inc.
Suite 200, 181 Bay Street
BCE Place
Toronto, Ontario
M5J 2T3
Telephone (416) 359-8605 or 1 (866) 969-0061
Facsimile (416) 359-8606

Media and Investor Relations:

Peter Gordon
President
e-mail: investorrelations@fraserpapers.com

Environment:

William Manzer
Senior Vice President, Pulp and Paper Operations
e-mail: manzerb@fraserpapers.com

Headquarters/Sales Office

Portland, Maine
Telephone (207) 523-2350 or 1 (877) 237-2737

Paper sales

Telephone (800) 920-9988

Pulp sales

Telephone (819) 985-5006

SHAREHOLDER INFORMATION

Transfer Agent & Registrar

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
Telephone (416) 643-5500 or (800) 387-0825
e-mail: inquiries@cibcmellon.com

Une version française de ce document est disponible sur demande

Note: This report contains forward-looking information that is based on certain assumptions and reflects the Company's current expectations. Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely", "will", "could", "seek", "estimate", "possible", "foresee", "can", "should" or similar words, or variations of those words suggesting future outcomes. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Significant risks that impact Fraser Papers' business and future performance are discussed in the Annual Information Form and other documents filed with Canadian securities regulatory authorities. The Company cautions that the list of risks and other factors discussed in those documents may not be exhaustive and readers should consider those risks, as well as other uncertainties and factors and potential events. Although Fraser Papers believes it has reasonable basis for making the forward-looking statements included in this report, readers are cautioned not to place undue reliance on such forward-looking information. Fraser Papers undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

This annual report has been printed on Fraser opaque papers. Fraser produces a full line of opaque printing papers for end uses such as pharmaceutical inserts, reference materials, financial publications and commercial printing.

PRINTED IN CANADA

Fraser Papers Inc.
Suite 200, 181 Bay Street, BCE Place
Toronto, Ontario M5J 2T3
Telephone (416) 359-8605 or 1 (866) 969-0061
Facsimile (416) 359-8606
www.fraserpapers.com

Rule 12g3-2(b)
Exemption No. 82-34837

RECEIVED
2007 APR 27 A 9:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CIBC Mellon Trust Company

February 19, 2007

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission	Office of the Administrator of the Securities Act, New Brunswick
Ontario Securities Commission	British Columbia Securities Commission
Registrar of Securities, Prince Edward Island	Autorité des marchés financiers
Government of the Northwest Territories	Government of Yukon
Government of Nunavut	

Dear Sirs:

RE: FRASER PAPERS INC.

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Shareholders:

DATE OF MEETING:	April 25, 2007
RECORD DATE FOR NOTICE:	March 15, 2007
RECORD DATE FOR VOTING:	March 15, 2007
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 15, 2007
SECURITIES ENTITLED TO NOTICE:	N/A
SECURITIES ENTITLED TO VOTE:	COMMON

Yours very truly,
CIBC MELLON TRUST COMPANY
Trust Central Services

cc: CDS & Co. (Via Fax)

pk\NM_FraserPapers

320 Bay Street, P.O. Box 1 • Toronto, ON M5H 4A6 • Tel 416.643.5000 • www.cibcmellon.com

Rule 12g3-2(b)
Exemption No. 82-34837

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: Fraser Papers Inc.

Fiscal year end date used to calculate capitalization: December 31, 2006

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) $29,509,876	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) $7.34	
Market value of class or series	(i) X (ii) =	(A) $216,602,490
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B) ________

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined) See attached	(C) $73,125,686
(Repeat for each class or series of securities)	(D) ________

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$289,728,176

Participation Fee — $14,700

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable

(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year = ________

12

Late Fee, if applicable

(As determined under section 2.5 of the Rule) ________

Fraser Papers Inc.
Market Value of Capitalization for purposes of OSC Annual Participation Fee
December 31, 2006

Common shares outstanding – December 31, 2006	29,509,876	
Average Price – see attached	$ 7.34	**$216,602,490**
Market value of 8.75% senior unsecured notes due 2015		
Value based on average quoted prices of US$0.92		**$73,125,686**
		$289,728,176

FRASER PAPERS INC.
FPS: Closing Price on last day of month per TSX
Source: TSX Historical Data Access

	(CAD$)
January 31, 2006	$9.54
February 28, 2006	$7.20
March 31, 2006	$7.39
April 28, 2006	$7.34
May 31, 2006	$7.65
June 30, 2006	$7.60
July 31, 2006	$7.91
August 31, 2006	$7.20
September 29, 2006	$6.76
October 31, 2006	$6.79
November 30, 2006	$6.50
December 29, 2006	$6.19
Average	**$7.34**

Rule 12g3-2(b)
Exemption No. 82-34837

FraserPapers

FRASER PAPERS INC.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

Management's Responsibility for the Financial Statements

The accompanying consolidated financial statements and other financial information have been prepared by the Company's management, which is responsible for their integrity and objectivity, in accordance with Canadian generally accepted accounting principles. Financial statements are not precise since they include certain amounts based upon estimates and judgements. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

Management is responsible for establishing and maintaining adequate internal controls. Fraser Papers maintains internal controls systems which are designed to permit the accurate and timely preparation of financial statements in accordance with Canadian generally accepted accounting principles.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and reviews the consolidated financial statements and management's discussion and analysis; considers the report of the external auditors; assesses the adequacy of the internal controls of the Company; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

Dominic Gammiero
Chief Executive Officer

Peter Gordon
President

February 5, 2007

Auditors' Report

To the Shareholders of Fraser Papers Inc.

We have audited the consolidated balance sheets of Fraser Papers Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Fraser Papers Inc. as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Chartered Accountants

Toronto, Canada
February 5, 2007

Fraser Papers Inc.
Consolidated Balance Sheets

As at December 31 (US$ millions)	2006	2005
Assets		
Current assets:		
Cash and cash equivalents	**$ 13**	$ 75
Accounts receivable	**106**	109
Inventory *(note 9)*	**118**	113
Future income taxes *(note 15)*	**1**	10
	238	307
Property, plant and equipment *(note 10)*		
Paper	**279**	340
Timber *(note 2)*	**–**	19
Other assets *(note 11)*	**39**	122
	$ 556	$ 788
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	**$ 86**	$ 90
Current portion of long-term debt	**–**	1
	86	91
Long-term debt *(note 12)*	**68**	150
Other liabilities *(note 13)*	**51**	55
Future income taxes *(note 15)*	**19**	46
Shareholders' equity *(note 16)*	**332**	446
	$ 556	$ 788

(See accompanying notes)

On behalf of the Board:

Paul Gagné, CA
Audit Committee Chair

Dominic Gammiero
Chief Executive Officer

Fraser Papers Inc.
Consolidated Statements of Operations and Deficit

Years ended December 31 (US$ millions, except per share amounts)	2006	2005
Net sales	$ 796	$ 918
Earnings (loss) before the following:		
Paper	(9)	(8)
Timber	2	12
	(7)	4
Gain on sale of New Brunswick Timberlands *(note 2)*	71	–
Losses from Smart Papers *(note 3)*	(111)	–
Closure of pulp mill *(note 4)*	(50)	–
Gain on sale of Maine Timberlands *(note 7)*	–	46
Impairment charges *(note 8)*	–	(41)
Restructuring charges *(note 6)*	–	(8)
Other *(notes 2, 5, 6 and 12)*	5	(8)
Interest income	4	3
Interest expense *(note 12)*	(10)	(12)
Loss before depreciation and income taxes	(98)	(16)
Depreciation	(32)	(39)
Income tax recovery *(note 15)*	16	26
Loss	$ (114)	$ (29)
Loss per share - basic and diluted	$ (3.86)	$ (0.98)
Deficit		
Balance, beginning of year	$ (48)	$ (19)
Loss	(114)	(29)
Balance, end of year	$ (162)	$ (48)

(See accompanying notes)

Fraser Papers Inc.
Consolidated Statements of Cash Flows

Years ended December 31 (US$ millions)	2006	2005
Cash provided by (used for):		
Operating Activities		
Loss	$ (114)	$ (29)
Items not affecting cash:		
Depreciation	32	39
Future income taxes *(note 15)*	(17)	(27)
Losses from Smart Papers *(note 3)*	111	–
Gain on sale of New Brunswick Timberlands *(note 2)*	(71)	–
Closure of pulp mill *(note 4)*	50	–
Gain on sale of Maine Timberlands *(note 7)*	–	(46)
Impairment charges *(note 8)*	–	41
Employment benefit plan expense *(note 14)*	21	13
Other *(notes 4, 6 and 12)*	(4)	18
Employment benefit plan funding *(note 14)*	(37)	(34)
Payments related to Smart Papers *(note 3)*	(16)	–
	(45)	(25)
Net change in non-cash working capital balances *(note 17)*	(21)	(20)
	(66)	(45)
Investing Activities		
Capital investments	(12)	49)
Proceeds on sale of New Brunswick Timberlands *(note 2)*	94	–
Investment in lease *(note 3)*	–	(15)
Proceeds on sale of Maine Timberlands *(note 7)*	–	78
Proceeds on sale of paperboard operations and other assets *(note 5)*	–	7
	82	21
Financing Activities		
Repayment of long-term debt *(note 12)*	(52)	(75)
Purchase of long-term debt *(note 12)*	(26)	–
Issuance of long-term debt *(note 12)*	–	185
Debenture issue costs *(note 11)*	–	(5)
Share repurchases *(note 16)*	–	(6)
	(78)	99
Increase (decrease) in cash and cash equivalents	$ (62)	$ 75

(See accompanying notes)

Fraser Papers Inc.
Notes to the Consolidated Financial Statements
(US$ millions, unless otherwise noted)

In these notes "Fraser Papers" means Fraser Papers Inc. and all of its consolidated subsidiaries and affiliates and "Company" means Fraser Papers Inc. as a separate corporation. "Norbord" means Norbord Inc. (the former parent company of Fraser Papers and a related party by virtue of a common significant shareholder) or any of its consolidated subsidiaries. "Brookfield" means Brookfield Asset Management Inc, (a related party by virtue of a significant shareholding in the Company) or any of its consolidated subsidiaries.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and include the significant accounting policies listed below.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses during the period. Significant estimates include the determination of the carrying value and useful lives of property, plant and equipment, provisions for employee future benefits and future income tax assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash in the bank and short-term deposits with a term to maturity of less than ninety days at the date of purchase. Cash and cash equivalents are recorded at cost, which approximates their fair value.

Valuation of Inventories

Inventories of raw materials and operating supplies are valued at the lower of average cost and replacement cost or net realizable value. Inventories of manufactured products are valued at the lower of average cost, which includes all direct production costs and an allocation of overhead costs incurred at production facilities, and net realizable value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated on a straight-line basis. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over the following periods which approximate their useful lives:

Buildings	20 to 40 years
Sawmills and lumber production equipment	10 to 15 years
Paper and pulp mill machinery and production equipment	20 years
Logging machinery and equipment	4 to 10 years

Prior to the sale of Fraser Papers' timberlands, silviculture costs on owned timberlands were capitalized. Depletion of timber was recorded in a systematic manner based on the utilization of timber resources.

Interest costs on major capital projects are capitalized during construction. Costs, net of revenues, incurred during the start-up period of major capital projects are deferred as other assets and amortized over the first three years of the life of the project.

Employee Future Benefits

Fraser Papers sponsors various defined benefit and defined contribution pension plans, which cover substantially all employees and are funded in accordance with applicable plan and regulatory requirements. The benefits under Fraser Papers' defined benefit pension plans are generally based on an employee's length of service and the final five years' average salary. The plans do not provide for indexation of benefit payments. Hourly employees are generally members of negotiated plans. Fraser Papers also provides non-pension post-retirement benefits to certain eligible retirees, consisting of medical and dental benefits, which are funded on a "pay-as-you-go" basis.

The measurement date for all defined benefit plans is December 31. The obligations associated with Fraser Papers' defined benefit pension plans are actuarially valued using the projected unit credit method pro rated on pensionable services, management's best estimate assumptions for expected investment performance, salary escalation, health care cost trend rates, expected mortality rates and a current market discount rate. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. Prior service costs related to plan amendments and transitional assets are amortized on a straight-line basis over the estimated average remaining service lives ("EARSL") of the employee groups. The net actuarial gains or losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets are amortized on a straight-line basis over EARSL.

Asset Retirement Obligations

Fraser Papers' asset retirement obligations relate primarily to closure costs for landfill sites at Fraser Papers' operating locations. The liability associated with these sites is reduced as these obligations are paid and the asset associated with these obligations is depreciated over the estimated useful life of the related facility. Revisions to the liability could occur due to changes in the estimated costs or timing of closures or possible new regulations affecting these closures.

Revenue Recognition

Net sales are net of freight costs, commissions, discounts and rebates to customers and are recognized when the title and risks of ownership pass to the purchaser. This generally occurs when goods are shipped. Sales are governed by standard industry terms and in some cases by contract. Revenue is not recognized prior to completion of all relevant terms.

Translation of Foreign Currencies

The United States dollar is the reporting currency of Fraser Papers and the functional currency of its operations.

Monetary assets and liabilities denominated in currencies other than the United States dollar are translated at the rate of exchange prevailing at year end. Gains or losses on translation of these items are included in the Consolidated Statements of Operations. Gains or losses on transactions that hedge these items are also included in the Consolidated Statements of Operations.

Gains or losses on derivative financial instruments that serve to hedge future Canadian dollar-denominated costs are recognized in the same period as gains and losses on the underlying exposure being hedged.

Stock-based Compensation

The Company has a stock-based compensation plan, which is described in Note 16. The Company accounts for stock options using the fair value method. Under this method, compensation expense for stock options is measured at fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted.

The Company has two deferred share unit plans which provide certain directors and senior officers of the Company with an opportunity to invest a portion of their compensation in deferred stock units. Deferred stock units can be subject to vesting periods at the discretion of the Board of Directors. Payments under the plans are made in cash only. The expense associated with these stock units is recognized over the vesting period. The liability associated with these plans is measured based on the fair value of the vested units which is based on the current market price of the shares of the Company.

Financial Instruments

The fair values of financial instruments approximate their carrying values, except where disclosed elsewhere in these notes. Fair values disclosed are determined using actual quoted market prices or, if not available, indicative prices based on similar publicly traded instruments.

Fraser Papers uses derivative financial instruments to manage its foreign currency and commodity price exposures. Fraser Papers does not use derivative financial instruments for speculative purposes. All hedging relationships, risk management objectives and hedging strategies are formally documented and periodically assessed as to whether changes in the value of derivatives are highly effective in offsetting changes in the fair values or cash flows of hedged items.

Realized and unrealized gains and losses on derivative financial instruments designated as hedges for accounting purposes are treated in the same manner as gains and losses on the underlying item being hedged.

Gains and losses on forward foreign exchange contracts that serve to hedge Canadian dollar-denominated net monetary liabilities are recognized in cost of sales, with the fair value of the forward foreign exchange contract accrued in other assets. These contracts are generally short-term in nature. As such, any forward premium or discount is recognized at maturity of the contract in cost of sales.

Gains or losses on futures or swap contracts that serve to hedge the future selling prices for certain of our products are recognized in net sales when the products being hedged are sold. The fair value of a hedging instrument that has been recognized in net sales and has not yet settled is accrued in accounts receivable or accounts payable and accrued liabilities.

NOTE 2. SALE OF NEW BRUNSWICK TIMBERLANDS

On January 31, 2006, the Company sold its timberland assets in New Brunswick (the "NB Timberlands") to Acadian Timber Income Fund ("Acadian" or the "Fund"). Acadian was a newly formed income fund which financed the acquisition through an initial public offering of equity securities and the issuance of bank debt. The Company was the promoter of the Fund.

Net proceeds were $125, including $94 in cash and $31 of securities which are exchangeable for 3.6 million units of the Fund, representing a 30% interest in the equity of the Fund, or a 22% interest in the Fund on a fully diluted basis. These securities are entitled to the same rights as units of the Fund and are entitled to cash distributions from the Fund. Acadian is related to Fraser Papers by virtue of the Company's equity interest in the Fund.

The Company accounts for its investment using the equity method. At the time of the transaction, the net book value of this investment was nil while the fair value, based on quoted market prices, was estimated to be $31. At December 31, 2006, the net book value of the investment is nil, as the Company has recognized its proportionate share of the earnings of Acadian for the period from February 1, 2006 to December 31, 2006, net of distributions. The investment is estimated to have a fair market value of $29, based on quoted market prices at December 31, 2006. During the year, the Company recognized equity earnings from Acadian of $2, which have been reported in the Consolidated Statements of Operations. During the year, the Company received distributions of $2 from Acadian.

The sale of the NB Timberlands resulted in a gain of $71. In accordance with GAAP, the gain on the sale was the result of the net cash proceeds of $94 adjusted for the proportionate share of the net liabilities of the Fund (excluding those related to the NB Timberlands) and the net assets contributed to the Fund (net of Fraser Papers' retained interest).

In conjunction with the sale, Fraser Papers entered into agreements with Acadian whereby Fraser Papers will have the right to purchase fibre for a period of up to 20 years at prevailing market prices. The amount of fibre available to Fraser Papers under the agreement will approximate its historical consumption from the Timberlands owned by Acadian.

Certain liabilities of the NB Timberlands were retained by Fraser Papers consisting primarily of employment, pension and post retirement obligations related to past service.

NOTE 3. SALE OF MIDWEST OPERATIONS AND LOSSES FROM SMART PAPERS

On February 18, 2005, Fraser Papers sold a production facility in Park Falls, Wisconsin, a leased distribution facility in West Chicago, Illinois and related net assets (collectively, the "Midwest Operations"). As consideration for these net assets, Fraser Papers received a 40% common equity interest in an entity which owned Smart Papers LLC and the Midwest Operations (the "Investment"). The transaction was accounted for at fair value with fair value based on the value of the Investment and there was no resulting gain or loss.

Certain liabilities of the Midwest Operations were retained by Fraser Papers and consist primarily of employment, pension and post retirement obligations related to past service. In addition, the Company has effectively provided financial guarantees for certain obligations of the Midwest Operations under operating leases, purchase contracts and landfill obligations.

Smart Papers LLC and its affiliates ("Smart Papers"), filed for creditor protection under Chapter 11 of the US Bankruptcy Code, in the first quarter of 2006. As a result, Fraser Papers recorded a charge of $111, consisting of an impairment charge against its investment in Smart Papers of $74, a provision of $15 against a receivable from Smart Papers related to the lease of a boiler at one of its locations and estimated accruals of $22 related to the financial guarantees. During 2006, Fraser Papers made $16 of payments against these accruals.

In the third quarter, Fraser Papers completed the sale of equipment previously leased to Smart Papers. The total proceeds of $4, including contingent consideration of $1, are receivable in instalments over seven years. Fraser Papers will recognize the benefit of these proceeds when the receipt is reasonably assured. During the year, Fraser Papers received less than $1 of proceeds from the sale.

During 2005, Fraser Papers accounted for its investment in Smart Papers using the equity method. When Smart Papers filed for protection under Chapter 11 of the Bankruptcy Code, Fraser Papers lost its significant influence over Smart Papers. As a consequence, the Company began accounting for its investment in Smart Papers on a cost basis effective the beginning of 2006.

During 2005, Fraser Papers recognized equity losses from Smart Papers and losses on the sale of its Park Falls operations to Smart Papers totalling $8, which have been reflected in the Statement of Operations and Statement of Cash Flows.

NOTE 4. CLOSURE OF BERLIN PULP MILL

On May 7, 2006, Fraser Papers permanently shut down its pulp mill in Berlin, New Hampshire. As a result of the announcement, Fraser Papers recorded a charge of $50 consisting of an impairment in property, plant and equipment and other assets of $45 and various accruals related to severance and closure of $5. During the year, the Company applied payments and charges of $4 against the accruals.

During the fourth quarter of 2006, Fraser Papers sold substantially all remaining assets related to the Berlin pulp mill for net cash proceeds of $3. No gain or loss was recorded on the sale.

NOTE 5. SALE OF PAPERBOARD AND OTHER ASSETS

During 2006, the Company sold non-core assets for net proceeds of $1.

On October 4, 2005, Fraser Papers sold its paperboard assets for proceeds of $5. In addition, the Company sold two other non-core assets for total proceeds of $2. There were no gains or losses recorded on these sales.

NOTE 6. RESTRUCTURING CHARGES AND OTHER

As a result of the sale of its paperboard business in 2005, the Company reduced its workforce by 98 positions at its mill in Edmundston, New Brunswick. The elimination of these positions resulted in a restructuring charge of $8 consisting of severance and early retirement costs of $5 and a non-cash charge for pension and non-pension post retirement benefits of $3.

During 2006, the Company made payments of $2, net of government training grants of $2, related to the paperboard restructuring accruals.

During 2006, the Company reversed $2 of restructuring accruals as a result of renegotiation of severance arrangements relating to a 2004 provision and the completion of the paperboard restructuring. These amounts have been partially offset by additional restructuring charges with respect to the elimination of certain positions at its operations in 2006. A net amount of less than $1, has been reflected in the Consolidated Statements of Operations.

NOTE 7. SALE OF MAINE TIMBERLANDS

On May 19, 2005 Fraser Papers completed the sale of approximately 240,000 acres of timberlands in Maine (the "Maine Timberlands") for net proceeds of $78. The sale resulted in a pre-tax gain of $46. Fraser Papers has entered into an agreement with the purchaser whereby Fraser Papers has the right to purchase fibre from the purchaser for 20 years at prevailing market prices. The amount of fibre available to Fraser Papers under the agreement will approximate its historical usage from the sold lands.

NOTE 8. IMPAIRMENT CHARGES

During 2005, the Company performed an impairment review and considered a number of factors which were determined to be indicators that the carrying amount of its pulp mill in Thurso, Quebec, may not be fully recoverable. Based on this review, the Company recorded a pre-tax, non-cash impairment charge of $40 against the assets of this mill.

During 2005, the Company recognized an impairment charge of $1 related to its Paperboard operations in Edmundston, New Brunswick as the carrying value of the assets exceeded the expected proceeds from the sale of those assets, which closed in 2005.

NOTE 9. INVENTORY

	2006	2005
Raw materials	$ 34	$ 32
Finished goods	50	48
Operating and maintenance supplies	34	33
	$ 118	$ 113

NOTE 10. PROPERTY, PLANT AND EQUIPMENT

2006	Cost	Accumulated Depreciation	Net Book Value
Pulp and paper mills	$ 906	$ (656)	$ 250
Sawmills	116	(87)	29
	$ 1,022	$ (743)	$ 279

2005	Cost	Accumulated Depreciation	Net Book Value
Pulp and paper mills	$ 941	$ (634)	$ 307
Sawmills	113	(80)	33
Timber and timberlands	40	(21)	19
	$ 1,094	$ (735)	$ 359

NOTE 11. OTHER ASSETS

	2006	2005
Pension plans *(note 14)*	$ 25	$ 11
Investment in Katahdin Paper Company LLC *(note 19)*	12	11
Debt issuance costs	2	4
Investment in Smart Papers *(note 3)*	–	74
Investment in lease *(note 3)*	–	14
Deferred start-up costs	–	8
	$ 39	$ 122

Debt issuance costs relate to the issuance of $150 of 8.75% senior, unsecured notes (the "Notes") and fees and expenses related to a committed, revolving credit facility. During 2006, $2 of debt issuance costs were written off as a result of the repurchase and repayment of Notes. The remaining balance is being amortized over the terms of the Notes, or the facility as appropriate *(Note 12)*.

NOTE 12. LONG-TERM DEBT

On March 15, 2005, the Company issued the Notes which bear interest at 8.75% and are due in 2015. The indenture agreement governing the Notes contains certain covenants, the more significant of which include restrictions on the incurrence of additional indebtedness, sale of assets and reinvestment of proceeds, mergers, creation of liens, payment of dividends and repurchase of the Company's shares.

During 2006, the Company purchased $30 in principal amount of Notes in the market. The Notes were purchased for $26, resulting in a gain of $3, net of a write-down in debt issuance costs of $1. The net gain is reflected in the Consolidated Statements of Operations.

During 2006, the Company closed a tender offer to repay up to $66 in principal amount of the Notes. The Company repaid $52 of Notes to the public and cancelled $14 of Notes held by Fraser Papers. A write-down of deferred financing costs of $1, related to the repayments under the tender offer has been reflected in the Consolidated Statements of Operations and Statements of Cash Flows.

As a result of the market repurchases and the tender offer, the Company holds $16 of Notes. These Notes have not been cancelled but have been netted against long-term debt on the consolidated balance sheet.

During 2006, the Company increased its committed, revolving credit facility to $90. The facility matures in November 2008 and bears interest at market rates. Borrowings under the facility are secured by a first charge against accounts receivable and inventory. At December 31, 2006, $40 (2005 - $35) of this facility was utilized, all of which was in the form of letters of credit to certain creditors.

During the year, the Company made interest payments of $11 (2005 - $7).

On March 16, 2005, the Company repaid $75 owing to an affiliate of Brookfield under a revolving credit facility. The facility was then cancelled.

NOTE 13. OTHER LIABILITIES

	2006	2005
Post-retirement benefit plans *(note 14)*	$ 41	$ 43
Asset retirement obligations	8	9
Deferred revenue and other	2	3
	$ 51	$ 55

Asset retirement obligations relate primarily to closure costs and post-closure maintenance costs for landfills at Fraser Papers' operating locations. The obligations represent estimated future payments of $19 (2005 - $25) which have been discounted at 8.75%. Total accretion expense for the year related to asset retirement obligations was less than $1 (2005 - $1). In addition to the asset retirement obligations recorded, Fraser Papers may have other obligations in the event of a permanent shutdown of any of its operations. However, these plant assets have indeterminate lives and, therefore, the associated asset retirement obligations are not reasonably estimable and liabilities cannot be established.

NOTE 14. EMPLOYEE BENEFIT PLANS

Pension Plans

Fraser Papers has a number of pension plans, participation in which is available to substantially all employees. Three of Fraser Papers' defined benefit pension plans are closed to new employees hired after January 1, 2005. Fraser Papers' obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations, which are required every one to three years, depending on where the plan is registered. Information about these plans is as follows:

	2006	2005
Change in Accrued Benefit Obligation During the Year:		
Accrued benefit obligation, beginning of year	$ 590	$ 498
Employee contributions	2	2
Current service cost	9	7
Interest on accrued benefit obligation	31	29
Benefits paid	(40)	(42)
Net actuarial (gain) loss	(5)	75
Restructuring *(note 6)*	1	(3)
Plan amendments	–	10
Foreign currency exchange rate impact	–	14
Accrued benefit obligation, end of year(1)	$ 588	$ 590
Change in Plan Assets During the Year:		
Plan assets, beginning of year	$ 415	$ 390
Actual return on plan assets	66	26
Employer contributions	33	30
Employee contributions	2	2
Benefits paid	(40)	(42)
Foreign currency exchange rate impact	(1)	9
Plan assets, end of year(1)	$ 475	$ 415
Reconciliation of Funded Status:		
Accrued benefit obligation	$ 588	$ 590
Plan assets	475	415
Accrued benefit obligation in excess of plan assets	(113)	(175)
Unamortized net actuarial loss	137	185
Unamortized prior service costs	8	9
Unamortized net transitional asset	(7)	(8)
Net accrued benefit asset	$ 25	$ 11

(1) All plans have accrued benefit obligations in excess of plan assets before unamortized amounts.

	2006	2005
Components of Net Pension Expense:		
Current service cost	**$ 9**	$ 7
Interest on accrued benefit obligation	**31**	29
Actual return on plan assets	**(66)**	(26)
Net actuarial (gain) loss	**(5)**	75
Plan amendments	**–**	10
Restructuring *(note 6)*	**1**	3
Difference between actual and expected return on plan assets	**32**	(6)
Difference between actual and recognized net actuarial loss	**17**	(69)
Difference between actual and recognized prior service costs	**1**	(8)
Amortization of net transitional asset	**(1)**	(1)
Net periodic pension expense	**$ 19**	$ 14

The net actuarial gain of $5 is primarily the result of a change in the rate used to discount the accrued benefit obligations.

Significant Weighted-Average Actuarial Assumptions:		
Used in calculation of net periodic pension expense for the year:		
Discount rate	**5.14%**	5.75%
Expected long-term rate of return on plan assets	**8.00%**	8.00%
Rate of compensation increase	**3.75%**	3.75%
Used in calculation of accrued benefit obligation, end of year:		
Discount rate	**5.20%**	5.14%
Rate of compensation increase	**3.82%**	3.75%

The weighted average asset allocation of Fraser Papers' defined benefit pension plan assets is as follows:

Asset category:		
Equity investments	**73%**	73%
Fixed income investments	**27%**	27%
Total assets	**100%**	100%

The Consolidated Statements of Operations include $3 (2005 - $3) related to contributions to Fraser Papers' defined contribution pension plans.

Post-retirement Benefit Plans

Fraser Papers funds health care benefits costs on a pay-as-you-go-basis. Fraser Papers' obligations under its post-retirement benefit plans are determined periodically through actuarial valuations, which are conducted no less frequently than every three years. Information about these plans is as follows:

	2006	2005
Change in Accrued Benefit Obligation During the Year:		
Accrued benefit obligation, beginning of year	$ 64	$ 66
Current service cost	1	1
Interest on accrued benefit obligation	3	3
Benefits paid	(4)	(4)
Net actuarial loss	–	10
Plan amendment	–	(13)
Divested operations *(note 2)*	(2)	–
Foreign currency exchange rate impact	–	1
Accrued benefit obligation, end of year	$ 62	$ 64
Reconciliation of Funded Status:		
Accrued benefit obligation	$ 62	$ 64
Plan assets	–	–
Accrued benefit obligation in excess of plan assets	(62)	(64)
Unamortized net actuarial loss	27	31
Unamortized prior service cost	(6)	(10)
Net accrued benefit liability	$ (41)	$ (43)

	2006	2005
Components of Net Post-retirement Benefit Expense:		
Current service cost	**$ 1**	$ 1
Interest on accrued benefit obligation	**3**	3
Plan amendment	**–**	(13)
Net actuarial loss	**–**	10
Difference between actual and recognized net actuarial loss	**2**	(9)
Difference between actual and recognized prior service losses	**(4)**	10
Divested operations *(note 6)*	**–**	(3)
Net periodic post-retirement benefit expense (income)	**$ 2**	$ (1)

Significant Weighted-Average Actuarial Assumptions:		
Used in calculation of net post-retirement benefit expense for the year:		
Discount rate	**5.24%**	5.75%
Used in calculation of accrued benefit obligation, end of year:		
Discount rate	**5.37%**	5.24%
Health care cost trend rate used in calculation of accrued benefit obligation, end of year:		
Initial rate	**9.51%**	10.00%
Ultimate rate	**5.00%**	5.00%
Year ultimate rate reached	**2014**	2014
Sensitivity to change in health care cost trend rate, for year ended December 31, 2006:	**1% increase**	1% increase
Impact on net periodic post-retirement benefit expense	**1**	1
Impact on accrued benefit obligation	**7**	8

NOTE 15. INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the amounts used for income tax purposes.

Significant components of the provision for recovery of income taxes are as follows:

	2006	2005
Current tax expense	**$ (1)**	$ (1)
Future income tax recovery	**17**	27
Income tax recovery	**$ 16**	$ 26

The differences between income taxes computed using statutory tax rates and income tax as recorded are as follows:

	2006	2005
Loss before income taxes	$ (130)	$ (55)
Tax recovery at combined statutory rates	45	19
Effect of:		
Rate differences on foreign activities	18	1
Non-taxable portion of net capital gains	13	–
Foreign exchange and other	5	8
Change in valuation allowance	(65)	(2)
Income tax recovery	$ 16	$ 26

The income tax effects of temporary differences that give rise to future income taxes are as follows:

	2006	2005
Benefit of tax loss carryforwards	$ 59	$ 14
Capital losses	21	–
Post-employment benefits	6	12
Current future income tax assets	10	10
Other future net income tax assets (liabilities)	5	(8)
Property, plant and equipment	(47)	(57)
Future income taxes	$ 54	$ (29)
Less: Valuation allowance	(72)	(7)
Future income taxes, net	$ (18)	$ (36)
Represented by:		
Current future income tax asset	$ 1	$ 10
Long-term future income tax liability	(19)	(46)
	$ (18)	$ (36)

The benefit of tax loss carry-forwards includes the benefit of $194 (2005 - $17) of net losses in the United States which expire between 2012 and 2026. A valuation allowance of $72 (2005 - $7) has been provided against the benefit of income tax assets as it is not more likely than not that they will be realized. Included in the valuation allowance is $79 of future income tax assets related to these losses, partly offset by $7 of net future income tax liabilities. The Company has $5 (2005 - $21) of loss carry-forwards in Canada which begin to expire in 2012.

Income or income-related taxes of $1 (2005 - $7) were paid during the year. Income tax recoverable of $2 (2005 - $6) is included in accounts receivable, as at December 31 2006.

NOTE 16. SHAREHOLDERS' EQUITY

	2006	2005
Common shares - 29,509,876 outstanding	$ 490	$ 490
Contributed surplus	4	4
Deficit	(162)	(48)
	$ 332	$ 446

The authorized capital stock of the Company consists of an unlimited number of Class A preferred shares, Class B preferred shares, non-voting participating shares and common shares.

The weighted average number of shares outstanding used for calculating loss per share was 29,509,876 for 2006 (2005 - 29,728,060).

During 2005, the Company repurchased a total of 602,100 shares at a weighted-average price of CAD$12.79 per share for total consideration of $6. As the purchase price was below the stated value of the common shares, the transactions resulted in a decrease of common stock of $10 and contributed surplus of $4.

Under Fraser Paper's Stock Option Plan, the Board of Directors may issue stock options to certain officers of the Company. These options have a ten year life and vest evenly over five years. Total compensation expense in each of 2005 and 2006 related to these options was less than $1.

The following table summarizes options outstanding and the weighted average exercise price, as at December 31, 2006:

	Options Outstanding			Options Vested
Year granted	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price (CAD$)	Number of Options
2004	215,000	7.7	$16.45	86,000
2005	30,000	8.1	14.59	6,000
2006	485,000	9.2	8.04	–
	730,000	8.7	$10.79	92,000

NOTE 17. CHANGE IN NON-CASH WORKING CAPITAL

The net change in non-cash working capital balances is comprised of the following:

	2006	2005
Cash provided by (used for):		
Accounts receivable	$ (8)	$ 7
Inventory	(5)	(15)
Accounts payable and accrued liabilities	(8)	(12)
	$ (21)	$ (20)

NOTE 18. COMMITMENTS AND CONTINGENCIES

Foreign Exchange Hedges

As at December 31, 2006, the Company has forward foreign exchange contracts outstanding of CAD$57 (2005 - CAD$70), which are designated as a hedge against certain Canadian dollar-denominated net monetary liabilities and $21 (2005 - nil), which are designated as hedges against future Canadian dollar cash flows. The Consolidated Statements of Operations include a realized gain of $2 (2005 - $2) on matured forward foreign exchange contracts and an unrealized loss of less than $1 (2005 – less than $1) on outstanding contracts. These realized and unrealized gains or losses are offset by realized and unrealized gains or losses on the net monetary liabilities being hedged.

Commodity Hedges

During 2006, Fraser Papers was party to a pulp swap to deliver 24,000 tonnes of market pulp in 2006 at an average price of $574 per tonne. This swap effectively fixed the selling price on a portion of Fraser Papers' production and was designated as a hedge of a portion of its pulp sales. During the year ended December 31, 2006, Fraser Papers realized losses on these contracts of $4 (2005 - $5). There were no outstanding swap agreements at December 31, 2006.

Fraser Papers entered into lumber futures contracts which effectively fixed the selling price for lumber delivered on the expiry date and were designated as a hedge of a portion of future lumber sales. During the year, Fraser Papers realized net gains of $1 (2005 – nil) on lumber futures contracts. There were no outstanding contracts at December 31, 2006 (2005 - 13 million board feet).

Softwood Lumber Anti Dumping Duties

Since the inception of the anti dumping duties imposed by the United States Department of Commerce, the Company paid $16 on the export of lumber to the U.S. During the year, the Company received refunds and interest of $14 related to anti-dumping duties paid in previous years. These refunds were recognized as income. The Company does not expect any further refunds.

Guarantees

Norbord provided guarantees for certain obligations of Fraser Papers under a financial commitment agreement (the "FCA"). These guarantees were previously obligations of the paper division of Norbord. At December 31, 2006, the maximum potential amount of the obligations guaranteed was estimated to be $7 (2005 - $13).

Under the FCA, Fraser Papers agreed to provide letters of credit or other acceptable collateral to secure any guarantees outstanding on December 31, 2007. As security for these ongoing financial commitments to Fraser Papers, Norbord has the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' manufacturing facilities.

Other

Fraser Papers has entered into various commitments for the future supply of operating services and materials. Commitments under operating leases and other obligations for which the cash flows are fixed or determinable at December 31, 2006, are:

2007	$ 40
2008	13
2009	4
Subsequent	–
	$ 57

NOTE 19. RELATED PARTY TRANSACTIONS

Fraser Papers purchases certain of its electricity from Brookfield. In addition, prior to the establishment of Acadian, Fraser Papers purchased wood fibre from Brookfield. During 2006, Fraser Papers purchased $10 (2005 – $18) of these goods from Brookfield. Included in accounts payable and accrued liabilities is $1 (2005 - $2) related to these purchases.

Fraser Papers has invested in convertible, term, preferred units (the "Units") of Katahdin Paper Company LLC ("Katahdin"), an indirectly, wholly owned subsidiary of Brookfield. The Units earn a preferential cumulative distribution of 5% per annum. Cumulative distributions accrued on this investment amount to $2. The investment is accounted for using the cost method and is included in other assets.

During the year, Fraser Papers earned a management fee of $8 (2005 – $7) from Katahdin. $2 is included in accounts receivable at December 31, 2006 (2005 - $2).

During 2006, Fraser Papers sold $3 (2005 – less than $1) of goods and services to Katahdin. $2 is included in accounts receivable at December 31, 2006 (2005 – less than $1).

As described in Note 2, the Company entered into 20 year Fibre Supply Agreements with Acadian. Total purchases of fibre from the Fund since January 31, 2006 amounted to $35. The Company paid $1 to Acadian as a fee for administering the Company's Crown Licenses. Fraser Papers provided certain administrative and support services to the Fund during the transitional period following the set-up of the Fund. As Fraser Papers was a sponsor of the Fund, no amounts were charged for these services. During the year, the Company recognized equity in earnings of the Fund of $2 and distributions received from the Fund were $2.

Brookfield has provided the Company with a facility with a notional amount of $150 to enter into forward foreign exchange contracts as part of the Company's hedging activities. At December 31, 2006, the Company has entered into forward foreign exchange contracts of CAD$57 (2005 - CAD$70) as a hedge against certain Canadian dollar-denominated net monetary liabilities and $21 (2005 - nil) as a hedge against future Canadian dollar cash flows, under this facility.

During 2006, Fraser Papers sold less than $1 (2005 - $4) of pulp to Smart Papers.

NOTE 20. SUBSEQUENT EVENT

On January 30, the Company announced that it had entered into an agreement to acquire Katahdin for $80 million, subject to an adjustment for working capital, all payable in cash on closing. In addition, Fraser Papers will make contingent royalty payments based on the cash flow of the super-calendered business of Katahdin. The transaction is expected to close in the second quarter of 2007 and is subject to approval of a committee of directors who are independent of Brookfield, approval of the board of directors, approval of shareholders of Fraser Papers other than Brookfield and regulatory approval.

NOTE 21. SEGMENTED INFORMATION

Geographic Segments

Net sales by geographic segment are determined based on the country of shipment.

	Net Sales		Property, Plant and Equipment	
	2006	2005	**2006**	2005
United States	**$ 649**	$ 678	**$ 147**	$ 203
Canada[(1)]	**147**	240	**132**	156
Combined total	**$ 796**	$ 918	**$ 279**	$ 359
(1) Export Sales included in total	**$ 85**	$ 147		

Operating Segments

As a result of the sale of its NB timberlands, Fraser Papers has one reportable segment comprised of its integrated paper, pulp, and sawmill operations.

In determining its reportable segments, Fraser Papers considers that it is an integrated producer of paper and pulp as its principal business. Its sawmill operations are an integral part of its overall business as these facilities provide fibre for the internal production of pulp.

NOTE 22. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from those previously presented to conform to the current year's presentation.

FraserPapers

FRASER PAPERS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

February 12, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") presents the factors that had a material effect on our results of operations during the years ended December 31, 2006 and 2005. Also discussed is our financial position as of the end of those periods. This discussion should be read in conjunction with our historical consolidated financial statements as at December 31, 2006 and 2005 and for the years then ended, and the notes thereto. Our consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). This MD&A contains forward-looking statements. See "Forward-Looking Information".

The United States dollar is our reporting currency and the functional currency of all of our operations. All figures herein are in United States dollars unless otherwise noted.

EBITDA, net debt, net debt to net debt plus equity, and cash costs are non-GAAP measures described in the Definitions section at the end of this MD&A. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These measures are presented because we believe they are useful measures of our liquidity, our operating performance, our financial position or our financial leverage. However, they should not be considered as alternatives to net cash provided by operating activities as a measure of our liquidity or as alternatives to net income as an indicator of our operating performance or any other measure of performance in accordance with Canadian GAAP. There are no directly comparable GAAP measures to any of these measures. However, a quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided in the Definitions section.

In this MD&A, "Fraser Papers", "we", "us" and "our" means Fraser Papers Inc. and all of its subsidiaries while "Company" means Fraser Papers Inc. as a separate corporation. "Brookfield" means Brookfield Asset Management Inc. (a related party by way of a significant shareholding in the Company) and all of its subsidiaries. "Norbord" means Norbord Inc. (the former parent company of Fraser Papers and a related party by virtue of a common significant shareholder) or any of its consolidated subsidiaries. "Acadian" or the "Fund" means Acadian Timber Income Fund (a related party by way of the Company's equity interest in the Fund). The date of this MD&A is February 12, 2007.

INTRODUCTION

This MD&A is intended to provide investors with an understanding of the historical performance of our business, its financial condition and its prospects.

Our 2006 fourth quarter MD&A dated February 6, 2007 and relating to our unaudited interim consolidated financial results and notes thereto for the three month period ended December 31, 2006 is specifically incorporated by reference herein.

OVERVIEW OF BUSINESS

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. We also produce northern bleached hardwood kraft pulp and dimension lumber. The Company has operations in Maine, New Hampshire, New Brunswick and Quebec.

Strategy

Our objective is to achieve a 12% return on equity for long term shareholders from the sale of our paper products. Fraser Papers currently operates in one business segment (the Paper segment) which involves the manufacture of paper, pulp and lumber. Prior to January 31, 2006, Fraser Papers operated a Timber segment which included freehold timber operations as well as the management of Crown licenses in New Brunswick. The Maine timberlands operations were sold in May, 2005 and the freehold timberlands in New Brunswick were sold in January, 2006. Commencing in 2006, the Company includes the management of its Crown licenses in the Paper segment.

Key aspects of our long-term business strategy include:

- focusing on specialty paper and higher value-added products for printing and packaging applications where we have a sustainable competitive advantage;
- continued innovation and development of new products offered;
- exceeding benchmark industry performance at each of our operations;
- building the business selectively and opportunistically, based on value; and
- maintaining a management culture focussed on execution and performance.

We believe that a focus on specialty papers provides the best opportunity to establish sustainable operating margins and create shareholder value. With the broader paper industry consolidating and rationalizing capacity, we anticipate that the largest players will narrow their focus on broader commodity markets, leaving attractive niche segments in lightweight papers available for smaller producers like Fraser Papers.

We track improvements in product and customer mix, volumes and cost reductions and report to shareholders under our margin improvement program. During 2006, we generated margin improvements of $31 million relative to 2005. During 2005, we generated margin improvements of $15 million relative to 2004. Our efforts to improve margins in 2006 were challenged by significant cost increases of $41 million in our major manufacturing inputs, namely chemical and energy costs and the effect of a stronger Canadian dollar. We have further opportunities to improve our operating performance which we will implement in 2007.

Fraser Papers will continue to focus our product development efforts on higher value products. Our goal is to replace the least profitable 10% of our products each year with higher value products. In 2006, we developed 38 new paper products and over 10% of our shipments were products developed over the last two years.

During 2005 and 2006, we executed our strategy of surfacing value from our timberlands by monetizing the New Brunswick timberlands in January, 2006 and our Maine Timberlands in 2005. We generated net proceeds of approximately $203 million from these two transactions and maintained fibre security through 20 year fibre supply agreements. These agreements give the Company the right to purchase, at market prices, the same volumes of fibre that it historically received from these lands. We also retained a partial interest in our New Brunswick timberlands through our 22% fully-diluted interest in Acadian. Cash proceeds of $172 million were used to reduce long term debt by $82 million, fund defined benefit pension plans $63 million and invest $27 million in capital, over the past two years.

We will pursue growth opportunities if they are consistent with our strategy. Acquisitions will be done selectively and on a value basis. In January 2007, Fraser Papers announced that it had signed an agreement to purchase Katahdin Holdings Company LLC, the owner of Katahdin Paper Company LLC ("Katahdin") subject to approval by a special committee of the Board and by the shareholders of the Company who are unrelated to

Brookfield. The acquisition of Katahdin is consistent with the Company's focus on specialty products where it can develop sustainable advantage.

At December 31, 2006, Fraser Papers continues to have one of the strongest balance sheets among its public competitors with a ratio of net debt to net debt plus equity of 14%. During 2006, the Company increased its borrowing capacity under its existing credit lines and at year end had $50 million of availability under its revolving working capital facility. Fraser Papers' conservative capital structure and the increased liquidity from the credit lines provide adequate financial flexibility to the Company for execution of its strategy.

RECENT DEVELOPMENTS

Proposed Acquisition of Katahdin

On January 30, 2007, Fraser Papers announced an agreement to acquire Katahdin from Brookfield for approximately $80 million subject to an adjustment for closing working capital. In addition, Fraser Papers will grant Brookfield a royalty which will provide a percentage of the free cash flows from Katahdin's super-calendered business, initially set at 80% and declining over time as certain targets are met. This acquisition of Katahdin represents an opportunity for Fraser Papers to substantially grow our specialty papers business into two complementary groundwood segments, namely directory and super-calendered papers. We know these assets well, having managed them on behalf of Brookfield since 2003. We believe the addition of scale, quality and technology that Katahdin's three paper machines bring to our existing asset base will improve the competitiveness of the Company.

The transaction is consistent with our strategy to focus on niche segments in the broader paper markets where we can establish sustainable competitive advantage. With its location in central Maine, Katahdin benefits from access to a healthy fibre basket, skilled labour, infrastructure, and proximity to our customers' press rooms in the Northeast and Midwest.

This acquisition qualifies as a related-party transaction under applicable Canadian securities regulations. The board of directors of the Company has established a special committee of the Board, comprised entirely of directors independent of Brookfield, to evaluate the potential acquisition of Katahdin. The acquisition will have to be approved by the special committee and by shareholders who are unrelated to Brookfield. Subject to receiving these approvals, the transaction is expected to close in April, 2007.

Sale of New Brunswick Timberlands

The Company sold its timberlands in New Brunswick to Acadian in a transaction that closed on January 31, 2006. Acadian was a newly formed income fund which financed the acquisition through an initial public offering of equity securities and bank debt.

The Company received net proceeds of $125 million including cash of $94 million and securities with a value of $31 million. The securities are exchangeable for 3.6 million units of the Fund, representing a 22% interest in the Fund, on a fully-diluted basis. These securities have a book value of nil as at December 31, 2006, but based on quoted market prices at December 31, 2006, the Company estimates the fair market value to be $29 million.

The Company realized a pre-tax gain of $71 million on the sale of the timberlands. The gain on the sale was the result of the net cash proceeds of $94 million adjusted for the proportionate share of the net liabilities of the Fund and the net assets contributed to the Fund. The Company accounts for its interest in the Fund on an equity basis. The Company's investment in the Fund entitles it to regular cash distributions from the Fund. During the year, the Company recognized $2 million of equity earnings in the Fund based on its pro-rata share of the earnings of Acadian. The Company received $2 million in distributions from the Fund during 2006.

In conjunction with the sale of assets to the Fund, we entered into a 20 year fibre supply agreement with Acadian which will provide us with substantially the same volumes of fibre that we had historically received from our freehold timberlands at prevailing market prices.

Sale of the Maine Timberlands

During 2005, Fraser Papers sold 240,000 acres of timberlands in Maine for net proceeds of $78 million and a pre-tax gain of $46 million. At the time of the sale, Fraser Papers also entered into a 20 year fibre supply agreement which provides us with the right to purchase fibre at prevailing market prices at volumes that approximate its historical usage from the sold lands.

Closure of Berlin pulp mill

During 2006, Fraser Papers announced the permanent closure of its pulp mill in Berlin, New Hampshire. We have recorded a charge of $50 million of which $45 million is related to an impairment in property, plant and equipment and other assets and the balance was for various costs related to closure. The mill, which had an annual capacity of 227,000 tonnes of NBHK pulp, was shutdown in the second quarter and affected approximately 250 employees.

The decision to shut down the pulp mill enabled a consolidation of Fraser Papers' market pulp sales position at its remaining hardwood pulp mill in Thurso, Quebec and eliminated lower margin export sales, providing for an overall improvement in the average realization on sales. In 2005, over 55%, or 130,000 tonnes, of the total pulp produced at the Berlin pulp mill was surplus to the requirements of the adjacent Gorham paper mill and was sold to other paper mills, including Fraser Papers' mill located in Madawaska, Maine.

Smart Papers Restructuring

During the first quarter of 2005, Fraser Papers sold a production facility in Park Falls, Wisconsin, a leased distribution facility in West Chicago, Illinois and related net assets (collectively, the "Midwest Operations"). As consideration, Fraser Papers received a 40% common equity interest in an entity which owned Smart Papers LLC and the Midwest Operations.

Smart Papers LLC and its affiliates ("Smart Papers"), a previous equity investment of the Company, filed for creditor protection under Chapter 11 of the U.S. Bankruptcy Code, in the first quarter of 2006. As a result, Fraser Papers recorded a charge of $111 million, consisting of an impairment charge against its investment in Smart Papers of $74 million, a provision of $15 million against a receivable from Smart Papers related to the lease of a boiler at one of its locations and estimated accruals of $22 million related to the financial guarantees.

During 2006, Fraser Papers completed the sale of equipment previously leased to Smart Papers. The total proceeds of $4 million, including contingent consideration of $1 million, are receivable in instalments over seven years. Fraser Papers will recognize the benefit of these proceeds when the receipt is reasonably assured. During the year, Fraser Papers received less than $1 million of proceeds from the sale.

The Company continues its efforts to preserve its interests in the bankruptcy proceedings and mitigate any remaining exposures to the extent possible.

Senior Unsecured Notes

During 2005, the Company issued $150 million of senior unsecured notes ("Notes"). During 2006, the Company purchased $30 million in principal amount of the Notes in the market. The Notes were purchased for $26 million, resulting in a gain of $3 million, net of a write-down in debt issuance costs of $1 million. The net gain is reflected in the Consolidated Statement of Operations.

Also during 2006, the Company closed a tender offer to repay up to $66 million in principal amount of the Notes. The Company repaid $52 million of Notes to the public and cancelled $14 million of Notes held by Fraser Papers. A write-down of deferred financing costs of $1 million, related to the repayments under the tender offer, has been reflected in the Consolidated Statements of Operations and Statements of Cash Flows.

As a result of the market repurchases and the tender offer, the Company holds $16 million of Notes. These Notes have not been cancelled but have been netted against long-term debt on the Consolidated Balance Sheet.

Sale of Paperboard Assets

During 2005, Fraser Papers sold its paperboard assets (the "Paperboard Operations") for proceeds of $5 million. Our small paperboard market share, high cost structure and consolidation in the industry were impacting Fraser Papers' ability to generate sustainable profits. The sale of the Paperboard Operations was consistent with our strategy to focus on products for which we can develop a sustainable competitive advantage.

Impairment Charges

During 2005, Fraser Papers recorded a $40 million pre-tax non-cash impairment charge against its pulp mill in Thurso, Quebec. Worldwide pulp capacity additions, the continued strength of the Canadian dollar and rising input costs negatively affected the long-term profitability of this operation. The fair value was determined based on a discounted cash flow analysis of the long-term projected operating results of the mill.

During 2005, prior to the sale of the Paperboard Operations, the Company recorded an impairment charge of $1 million based on a firm offer to purchase.

BUSINESS PROFILE

Headquartered in Toronto, Canada, we employed approximately 2,600 people at December 31, 2006 at manufacturing facilities in the United States and Canada. The geographical breakdown of property, plant and equipment at the end of 2006 was 53% U.S. and 47% Canada.

Principal manufacturing facilities included:

- 13 paper machines at two paper mills in Madawaska, ME and Gorham, NH;
- one market pulp mill, producing northern hardwood kraft pulp in Thurso, QC;
- one integrated pulp operation in Edmundston, NB, producing softwood sulphite pulp and groundwood pulp; and
- four sawmills in New Brunswick and Maine.

The annual production capacity of these facilities at December 31, 2006 was:

- 680,000 tons of paper, including towel;
- 460 million board feet of lumber;
- 250,000 tonnes of market pulp;
- 260,000 tonnes of internally used sulphite pulp; and
- 120,000 tonnes of internally used groundwood pulp.

In conjunction with the sale of the timberlands in 2005 and 2006, Fraser Papers has entered into agreements whereby it will have the right to purchase fibre for a period of up to 20 years at prevailing market prices. The amount of fibre available to Fraser Papers under the agreements will approximate its historical consumption from the timberlands. Fraser Papers also purchases timber, chips and other wood residues on the open market.

In addition, we manage Katahdin, an affiliate of Brookfield, for a management fee.

KEY FACTORS AFFECTING OUR BUSINESS

Fraser Papers' operations and financial results are influenced by a number of factors, some of which we can control and some of which are outside of our control. A full discussion of the risks of the business is provided in the Company's Annual Information Form which is available at www.sedar.com.

Cyclical Business: In general, the Forest Products industry is highly cyclical characterized by periods of rising demand, supply shortages and rapidly rising market prices, leading to increased production and increased capital investment until new capacity and supply exceed demand. Those periods are then typically followed by periods of reduced market prices and excess capacity until the cycle is repeated.

Fraser Papers' strategy is to concentrate on products for which we can establish sustainable competitive advantage. We believe we lessen the threat of substitution and benefit from certain barriers to market entry that are related to quality and extensive product qualification requirements. By focusing our mix on value-added products with narrow technical specifications we also believe that we mitigate some of the cyclical risks. We accentuate our strengths by having small, flexible paper machines, by being a leader in developing high quality specialty packaging and paper grades and by providing superior customer and technical service. Our focus is to increase our market share in the specialty packaging and printing businesses such as those used in food packaging, thermal applications and financial printing.

Competitive Environment: The Forest Products industry is highly competitive. Our paper, pulp and lumber businesses compete directly with some of the leading manufacturers in the world. In order to differentiate Fraser Papers from our competition, we strive to provide excellent customer and technical service; focus on products which add value for our customer; and make products where we can leverage our unique manufacturing capabilities. Our sales force and technical service departments work very closely with our customers to ensure that Fraser Papers' products meet the customer's highly technical and operational needs and bring value to their process.

Cost Control: Fraser Papers' cost structure is highly dependant upon securing competitive pricing and ensuring efficient usage of raw material and energy inputs. Changes in these cost inputs can have a material effect on our results. To help mitigate some of the cost pressures, we have long-term fibre supply contracts for wood, we have balanced our market pulp requirements with internal production capacity, we focus on reducing input consumption rates, and from time to time we have hedged commodity prices.

Fraser Papers' margin improvement plan concentrates on the usage of raw materials and discretionary spending. In 2006, we created $10 million of margin improvements compared to 2005 costs by focussing on fibre substitution and energy optimization.

Foreign Currency Risk: With 47% of Fraser Papers' plant, property and equipment located in Canada and 100% of our sales denominated in U.S. dollars, we are exposed to fluctuations in foreign exchange rates. Changes in these exchange rates could have a material effect on our results of operations. To mitigate these effects, we hedge both cash flow and balance sheet exposure when appropriate.

Margin Improvement

Fraser Papers' margin improvement program measures year-over-year improvements in EBITDA resulting from higher sales volumes, improved product mix and cost reduction assuming constant exchange rates and commodity prices. We are committed to the ongoing program which is the cornerstone of our cost reduction efforts. Targets for the program are set annually and actual results are measured against these targets on a monthly basis. The Company's annual incentive programs are tied to the targets of the margin improvement program.

For the year ended December 31, 2006, Fraser Papers generated $31 million of margin improvements, exceeding the 2006 goal of $29 million. The majority of the improvement resulted from improved sales mix, energy usage and fibre utilization. In 2005, Fraser Papers generated margin improvements of $15 million compared to 2004.

The benefits achieved under our margin improvement program and improved product prices for paper and pulp were more than offset by the negative impact of lower lumber prices and higher fibre and energy costs and the effect of the stronger Canadian dollar. Energy and chemical prices and the impact of foreign exchange negatively impacted our EBITDA in 2006 by $41 million relative to 2005. In 2005, these costs negatively impacted us by $34 million relative to 2004.

Softwood Lumber Duties

Since 2002, the Company has paid antidumping duties ("ADD") on lumber it exports to the U.S. representing substantially all of our lumber sold from our Canadian sawmills. Since the inception of the duties, the Company paid $16 million on these exports.

During 2006, the Company received refunds of $14 million (including interest of $2 million) related to ADD paid in previous years as a result of an administrative review in the normal course and the establishment of a new lumber agreement between Canada and the U.S. These refunds were recognized as income. The Company does not expect any further refunds.

RESULTS OF OPERATIONS AND RELATED INFORMATION

Selected Annual Information

($MILLIONS, EXCEPT PER SHARE AMOUNTS)	For year ended December 31 2006	2005
Net sales[1]	**$ 796**	$ 918
EBITDA	**(7)**	4
Loss	**(114)**	(29)
Total assets	**556**	788
Net debt	**55**	76
Loss per share, basic	**($3.86)**	($0.98)

(1) Net sales are gross sales, less freight costs, commissions, discounts and rebates to customers.

Overview

We experienced lower EBITDA in 2006 in a challenging operating environment, underscored by significant cost pressures. We achieved a number of objectives to reposition assets and optimize our financial position:

- Monetization of our timberlands in New Brunswick, generating net cash proceeds of $94 million and a 22% interest in Acadian.
- Secured 20 year fibre supply, substantially equal to the fibre we previously received from the lands we sold in New Brunswick.
- Increased shipments of specialty packaging and printing papers by 9% from 332,000 tons in 2005 to 362,000 tons in 2006.
- Achieved $31 million in margin improvements from sales mix optimizations and fibre, chemical and energy usage improvements.
- Repurchase and repayment of $82 million of long term debt and increased borrowing capacity under our operating line of credit.
- Funded $40 million in pension and post-retirement obligations and increased the funded status of our defined benefit obligations to 81%, from 70% in 2005.
- Achieved environmental compliance of close to 100%.
- Consolidated our market pulp sales position and eliminated lower margin export sales with the permanent shutdown the Berlin hardwood kraft pulp mill.

Summary of Quarterly Results

US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Net Sales	Earnings (loss)	Earnings (loss) per share (basic and diluted)
2006			
4th Quarter	**$ 187**	**$ (12)**	**$ (0.40)**
3rd Quarter	**185**	**(6)**	**(0.21)**
2nd Quarter	**208**	**(18)**	**(0.61)**
1st Quarter	**216**	**(78)**	**(2.64)**
2005			
4th Quarter	$ 219	$ (22)	$ (0.75)
3rd Quarter	226	(5)	(0.16)
2nd Quarter	217	(5)	(0.17)
1st Quarter	256	3	0.10

Net Sales

Net sales decreased by $122 million in 2006 to $796 million from $918 million in 2005. The decrease was the result of the sale of the New Brunswick timberlands and the closure of the Berlin Pulp mill in 2006 as well as the sale of the Midwest Operations, the Paperboard Operations and the Maine Timberlands in 2005. After adjusting for the divestitures, sales were down $15 million or 2% from 2005. Lumber sales in 2006 declined from the prior year by $21 million due to lower selling prices and market-related downtime. External market pulp sales from the Thurso pulp mill were also reduced by $27 million due to increased internal pulp shipments to the paper mill in Gorham, New Hampshire with the closure of the Berlin, New Hampshire market pulp mill. These revenue reductions were offset partially by higher realized revenues of $45 million in the pulp and paper businesses. These increased revenues were a result of $21 million in price increases and $24 million in product mix improvements.

Paper segment sales accounted for 99% of net sales in 2006 and 95 % in 2005 whereas Timber segment sales accounted for 1% in 2006 and 5% in 2005. (See discussion in *Segment Results.)*

	For year ended December 31	
($MILLIONS)	**2006**	2005
Paper	**$ 792**	$ 874
Timber	**6**	74
Inter-segment	**(2)**	(30)
Total	**$ 796**	$ 918

EBITDA

EBITDA decreased by $11 million in fiscal 2006 to a $7 million loss from an EBITDA of $4 million in fiscal 2005.

	For year ended December 31	
($MILLIONS)	**2006**	2005
Paper	**$ (9)**	$ (8)
Timber	**2**	12
Total	**$ (7)**	$ 4

In 2006, the Paper segment reported an EBITDA loss of $9 million, up marginally from an EBITDA loss of $8 million in 2005. Within the Paper segment, the results of lumber operations were lower while the results of our paper and pulp operations improved. The EBITDA from our lumber operations was lower by $4 million, even after the recognition of $14 million in ADD refunds, due to lower prices and the impact of market-related downtime as a result of weak markets relative to 2005. Our paper mills generated EBITDA of $2 million in 2006 compared to $1 million in 2005 with selling price and mix improvements. The results of our pulp operations improved by $2 million due to stronger pricing and the closure of the Berlin pulp mill during the year. Unfortunately, much of the benefit of these improvements was offset by the negative impact of significant cost increases in chemicals, energy and the strengthening Canadian dollar. The Timber segment contributed $2 million of EBITDA in 2006, compared to $12 million in 2005. (See discussion in *Segment Results.)*

Depreciation

Depreciation expense for 2006 was $32 million, down from the $39 million recorded in 2005. The decrease in depreciation is due primarily to the sale of our New Brunswick and Maine timberlands, the closure of the Berlin pulp mill and the impact of the impairment charge recorded against the assets of the Thurso pulp mill in 2005.

Segment Results

At the start of 2006 and in 2005, Fraser Papers operated in two segments: Paper and Timber. With the sale of its remaining assets in the Timber segment in January, 2006, the Company currently operates in one segment.

Paper Segment

The Paper segment includes our paper, pulp and lumber operations at December 31, 2006. The Paper segment is composed of 13 paper machines at two locations, one market pulp mill, one integrated pulp mill and four sawmills. The Berlin market pulp mill was closed in 2006 and the Paperboard Operations and Midwest Operations were sold in 2005.

	For year ended December 31	
($MILLIONS)	**2006**	2005
Net sales	**$ 792**	$ 874
EBITDA	**(9)**	(8)
Depreciation	**32**	38
Capital investments	**12**	49

The EBITDA for each of these operations is as follow:

	For year ended December 31	
($MILLIONS)	**2006**	2005
Paper	**$ 2**	$ 1
Pulp	**(13)**	(15)
Lumber	**2**	6
Total	**$ (9)**	$ (8)

The Paper segment includes the production of uncoated freesheet and groundwood papers, towel, hardwood pulp and softwood lumber. The Company closed its Berlin market pulp mill in 2006 and sold its Midwest Operations and Paperboard Operations in 2005 which resulted in improved EBITDA despite the reduction in sales. EBITDA for the Paper segment was lower by $1 million as improvements in paper and pulp operations were partially offset by weaker results from the lumber operations.

Markets

Uncoated Freesheet Paper

Fraser Papers focuses on market specialty segments for specialty packaging and paper applications where we have established competitive advantage due to our technical competency and superior customer service. We have approximately 82% of our freesheet paper sales that fit this description, and the strategy is to transition the balance into new or existing market segments.

Fraser Papers' total uncoated freesheet net realized pricing increased by 7% over 2005 levels. Our other freesheet papers pricing increased by 17%, a comparable improvement to the benchmark commodity pricing trend. Our specialty packaging and printing papers pricing improved by 3% reflecting its more stable pricing.

Fraser Papers' shipments of uncoated freesheet increased by 1% over 2005; however, we concentrated on our strategy of growing specialty packaging and papers grades. Specialty packaging and papers shipments grew by 9% compared to 2005 while our other freesheet papers declined by 25%.

Specialty packaging papers are used for food packaging which contain both stain resistant and non-stain resistant papers. Fraser Papers has the ability to meet tight technical standards for applications such as pet food bags and dry mix consumer pouches and bags. Fraser Papers' packaging papers have grown 8% for the year 2006 compared to 2005.

Specialty printing papers include grades that are characterized by narrow technical specifications and niche applications including labelling and thermal point-of-sale receipts as well as lightweight opaque grades for financial print applications. Our growth in this product line was 9% for the year 2006 compared to 2005.

Other freesheet papers include a number of commodity uncoated freesheet grades. The 2006 volume of other freesheet grades declined by 25% over 2005 levels as Fraser Papers narrows its focus on packaging and specialty paper products in strategic markets. These products are a key focus of efforts to replace our most unprofitable grades and customers over time.

Uncoated freesheet paper products include copier papers, tablet papers, book papers and printing papers. Market conditions continue to be healthy for uncoated freesheet paper products. The supply for uncoated freesheet grades has decreased over the last few years due to mill conversions and closures with more capacity constraints expected in 2007. Aggregate demand for uncoated freesheet declined by 1% over 2005 due to electronic substitution and the migration towards high brightness uncoated groundwood grades. As a result of the supply constriction and the slight demand decrease, average benchmark pricing increased by 15% or $106 per ton over 2005 to a level of $815 per ton.

Uncoated Groundwood Paper

Uncoated groundwood paper products include paper for catalogues, magazines, directories and inserts. Fraser Papers' groundwood strategy is to focus on targeted market segments that match our technical competencies for lightweight, high brightness groundwood grades.

Market conditions continue to be healthy for uncoated groundwood paper products, as Fraser Papers' net realized pricing increased by 10% over 2005 levels. This was an improvement over the benchmark commodity pricing which increased by 7%, or $47 per ton during the same period. Fraser Papers' shipments of uncoated groundwood increased by 2% over 2005 levels.

Coated Groundwood Paper

With respect to the coated groundwood market, Fraser Papers' strategy is to focus on ultra-lightweight coated groundwood grades, a higher value added grade line with better pricing. Fraser Papers' coated groundwood net realized pricing decreased by 10% over 2005 levels reflecting the impact of a product mix with heavier weight coated groundwood grades. Fraser Papers' shipments of coated groundwood decreased by 11% over 2005 levels.

Market conditions have been weak for coated groundwood paper products. Supply of coated groundwood grades has increased over the last few years due to imports; however, demand for coated groundwood increased by only 1% over 2005. As a result, benchmark pricing decreased by 1% or $11 per ton over 2005 to a level of $975 per ton.

Towel

Fraser Papers' towel business is very small compared to the overall North American market. Our focus is on the away-from-home industrial towel markets. Fraser Papers' towel net realized pricing increased by 6% over 2005 levels while shipments increased by 3% over 2005.

Market Pulp

The predominant products of market pulp are northern bleached softwood kraft ("NBSK") and northern bleached hardwood kraft ("NBHK"). Market conditions for both qualities were very strong during 2006. The markets for these grades of pulp are influenced by global supply and demand with the largest variations in price often attributed to the purchasing patterns of large net pulp importing nations in Western Europe, in addition to recent activity from emerging markets such as China. Supply of NBSK remained flat compared to 2005, while the supply of NBHK increased by 5% in 2006 due to capacity increases in South America with more additions scheduled in 2007. Demand for NBSK increased by 1% over 2005 and NBHK increased by 7%. As a result of demand increases, benchmark pricing for NBSK has increased by 11% or $76 per tonne over 2005 to an average in 2006 of $722 per tonne. Benchmark pricing for NBHK has also increased by 9% or $55 per tonne over 2005 to an average in 2006 of $654 per tonne.

Fraser Papers manufactures NBHK, most of which is sold internally to Fraser Papers' paper mills. With the closure of the Berlin pulp mill in 2006, Fraser Papers is relatively balanced between its total market pulp purchases and its total market pulp sales, with purchases, including NBSK, of 226,000 tonnes and sales of 245,000 tonnes.

Fraser Papers' pulp marketing strategy is to focus on specialty pulp products due to our fibre resources and technical competencies. Fraser Papers' NBHK net realized pricing increased by 11% over 2005 levels and shipments decreased by 29% over 2005 levels due to the permanent closure of the Berlin pulp mill.

Lumber

Fraser Papers produces softwood lumber into markets predominately in the U.S. northeast. A significant downturn in the U.S. housing market led to a deterioration in the market conditions for lumber during 2006. Demand for lumber weakened by 36% over 2005, which was only partially offset by reductions in supply of 7%. As a result of the weakened demand, benchmark pricing for lumber decreased by 12% or $48 per Mmfbm over 2005 to an average in 2006 of $363 per Mmfbm.

Fraser Papers' lumber net realized pricing decreased by 9% over 2005 levels and shipments decreased by 8% over 2005 levels due to the market downtime taken at 3 of our 4 sawmills.

Operations

Paper Operations

	For year ended December 31	
	2006	2005
Net sales (US$ millions)	**596**	563
EBITDA (US$ millions)	**2**	1
EBITDA ($ per ton)	**3**	2
EBITDA margin(2)	**0%**	0%
Shipments (000 tons)(1)		
Specialty packaging	**55**	51
Specialty printing	**307**	281
Other freesheet papers	**81**	108
Specialty groundwood	**117**	115
Lightweight coated groundwood	**59**	66
Towel	**39**	38
	658	659
Average Revenue Realized ($ per ton)(1)		
Specialty packaging	**1,172**	1,136
Specialty printing	**948**	918
Other freesheet papers	**821**	700
Specialty groundwood	**766**	696
Lightweight coated groundwood	**782**	872
Towel	**774**	728
Weighted Average ($ per ton)	**893**	845
Average Cash Operating Cost ($ per ton)	**881**	819
Reference Prices ($ per ton)(3)		
50# offset rolls	**815**	709
34# no. 5 rolls	**975**	986
22.1# white directory	**722**	675

(1) 2005 volumes exclude divested Midwest Operations and Paperboard Operations.
(2) EBITDA Margin is EBITDA as a percentage of net sales.
(3) Reference prices are from Resource Information Systems, Inc. ("RISI").

Fraser Papers is focussed on improving the operating performance at its paper operations. This includes increasing production of internal fibre from its sulphite and groundwood pulp mill at East Papers which will reduce the cost of fibre to the paper machines. At Gorham, we have plans to optimize our use of alternative fibres and fillers.

Fraser Papers' average revenue realized for all paper grades improved by 6% compared to 2005 and our margin improvement initiatives improved our total cost of paper production by $6 million. However, chemical and energy costs and the impact of the stronger Canadian dollar increased costs by $24 million offsetting most of the price increases and the achieved margin improvements. As a result, EBITDA of the paper operations increased from $1 million in 2005 to $2 million in 2006.

Performance at the East Papers operations was comparable to 2005, with average throughput of 1,310 tons per day of paper, only slightly lower despite productivity issues at the sulphite mill in the second quarter. The annual maintenance shutdown at East Papers identified additional repairs that were required to the recovery boiler and led to an unscheduled maintenance period of eight days at the pulp mill in the second quarter and downtime on two paper machines. East Papers' margin improvement program more than offset the cost of the unscheduled outages primarily due to improved sales mix and improved energy usage. However, continued pressures from high fibre and energy costs and the strength of the Canadian dollar resulted in increased costs of $22 million. Pricing for all freesheet papers, which represent a majority of the volume, improved by 4% over 2005. Uncoated groundwood prices improved by 10% over 2005 whereas coated groundwood declined by 10%.

The paper mill at Gorham increased total production of freesheet paper and towel by approximately 1%, running all five paper machines at the facility at an average of 508 tons per day of paper, for the full year 2006. Gorham's margin improvement program improved sales mix and fibre usage optimization. The increases in fibre and energy costs partially offset the higher volumes and cost reductions achieved in 2006. Average prices for uncoated freesheet paper, which represents the majority of the production, increased 14% over 2005 due to mix improvements and average towel prices increased approximately 6%.

Pulp Operations

	For year ended December 31	
	2006	2005
Net sales (US$millions)	**80**	132
EBITDA (Thurso) (US$millions)	**(4)**	(2)
EBITDA (Berlin) (US$millions)	**(5)**	(8)
Loss on Pulp Hedge (US$millions)	**(4)**	(5)
	(13)	(15)
Pulp EBITDA ($ per tonne)	**(49)**	(40)
EBITDA Margin(1)	**(16%)**	(11%)
Shipments (000 tonnes)(2)	**263**	371
Average Revenue Realized ($ per tonne)(2)	**505**	455
Average Cash Operating Costs ($ per tonne)	**528**	475
Reference Price ($ per tonne)(3)		
NBHK market pulp	**654**	599

(1) EBITDA Margin is EBITDA as a percentage of net sales.
(2) Pulp volumes and revenues realized include internal sales but exclude pulp hedges.
(3) Reference prices are from RISI's Pulp and Paper Weekly.

Following the closure of the Berlin pulp mill, Fraser Papers has redirected a portion of its market pulp to internal use thereby eliminating export sales and decreasing the exposure to market pulp prices. Additionally, the closure of the Berlin pulp mill has placed Fraser Papers essentially in a balanced position for total market pulp volume which includes NBHK, NBSK and Southern Bleached Softwood Kraft.

EBITDA for the pulp operations was negative at $13 million, compared to negative EBITDA of $15 million in 2005. Thurso's results declined by $2 million due to a scheduled annual maintenance shut in the fourth quarter which resulted in additional costs as more repairs were completed than originally planned and the mill ran into operational issues during the start-up. Thurso had pricing and mix improvements of $14 million which were partially offset by higher energy costs and the impact of the stronger Canadian dollar relative to 2005.

The results of pulp operations include losses on pulp hedges of $4 million for the current year and $5 million for last year. The hedges expired at the end of 2006.

Lumber Operations

	For year ended December 31	
	2006	2005
Net sales (US$millions)	**116**	137
Anti-dumping duties refund (US$millions)	**14**	–
EBITDA (US$millions)	**2**	6
EBITDA ($ per Mmfbm)	**5**	15
EBITDA Margin(2)	**2%**	4%
Shipments (Mmfbm)	**377**	412
Average Revenue Realized ($ per Mmfbm)	**304**	333
Average Cash Operating Cost ($ per Mmfbm)(3)	**336**	318
Reference Price ($ per Mmfbm)(1)		
Boston SPF 2X4 #2&Btr	**363**	411

(1) Reference prices are from Random Lengths Publication.
(2) EBITDA Margin is EBITDA as a percentage of net sales.
(3) Cash operating costs exclude refunds of Anti-Dumping Duties.

The sawmills in Maine and New Brunswick produce lumber and supply approximately 55% of the chips required annually by the sulphite pulp mill in Edmundston. Year-over-year, the decline in average lumber prices was approximately 9%. The lower lumber prices resulted in an $11 million decrease in sales as compared to 2005. The declining prices, higher wood costs and the stronger Canadian dollar led us to take market-related downtime of 14 weeks at one of our Canadian sawmills, 11 weeks at the other Canadian sawmill and four weeks at one of our sawmills in Maine in 2006. The downtime affected our lumber shipments in 2006, which were down 7% compared to 2005. At the same time, rising wood costs at the sawmills resulted in increased costs compared to 2005. These negative trends were partially offset by our margin improvement initiatives and the positive impact of the $14 million of lumber anti-dumping duty refunds. EBITDA from our lumber operations fell from $6 million in 2005 to $2 million in 2006.

In 2006, Fraser Papers targeted strategic capital spending at its Juniper, New Brunswick sawmill to improve its efficiency and throughput. These improvements should be fully realized in 2007.

Timber Segment

	For year ended December 31	
($MILLIONS)	**2006**	2005
Net sales	**$ 4**	$ 74
EBITDA	**2**	12
Depreciation	**–**	1
Capital investments	**–**	–

Fraser Papers sold its freehold New Brunswick timberlands on January 31, 2006 and its Maine timberlands in the second quarter of 2005. Concurrent with the sale of those assets, Fraser Papers secured its long-term fibre requirements through 20 year fibre supply agreements to purchase, at market prices, substantially the same volumes of wood as its historical usage from those timberlands.

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses during the period. Significant estimates include the determination of the carrying value and useful lives of property, plant and equipment, provisions for employee future benefits and future income tax assets and liabilities. Actual results could differ from those estimates.

The impairment charge booked against the assets of the Thurso pulp mill in 2005 was based on significant estimates due to the inherent uncertainty in predicting long-term cash flows, exchange rates and commodity prices. Also, the provision for liabilities associated with the Smart Papers restructuring and the Berlin pulp mill closure were based on estimates of recoverability of certain claims and future cash flows. These estimates may be materially different from actual future cash flows due to a variety of factors including fluctuations in commodity prices, recoverability and exchange rates.

Revenue recognition

Net sales are net of freight costs, commissions, discounts and rebates and are recognized when the title and risks of ownership pass to the purchaser. This generally occurs when goods are shipped. Sales are governed by contract or by standard industry terms. Revenue is not recognized prior to the completion of those terms. The majority of product is shipped via third party transport on an FOB shipping basis. In all cases, product is subject to quality testing to ensure it meets applicable standards prior to shipment.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are depreciated on a straight-line basis. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over the following periods which approximate their useful lives:

Buildings	20 to 40 years
Sawmills and lumber production equipment	10 to 15 years
Paper and pulp mill machinery and production equipment	20 years
Logging machinery and equipment	4 to 10 years

These periods are periodically assessed to ensure that they continue to approximate the useful lives of the related assets.

Financial Instruments

We use derivative financial instruments solely for the purpose of managing our foreign exchange and commodity price exposures. These activities are governed by the Board of Directors' approved financial policies that cover risk identification, measurement and reporting. Derivative transactions are executed only with approved counterparties under master netting agreements. Derivative contracts, which are deemed to be highly effective in offsetting changes in the fair value or cash flows of hedged items, are designated as hedges of specific exposures and accordingly, all gains and losses on these instruments are recognized in the same manner as the item being hedged.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations before net change in non-cash working capital balances in 2006 amounted to a use of cash of $45 million. In addition to reducing the unfunded balance of our defined benefit pension plans, operating losses and restructuring costs related to Smart Papers and the closure of the Berlin pulp mill were the primary causes for the negative cash flow. The Smart Papers payments related to certain financial guarantees for obligations of the Midwest Operations when those operations were sold to Smart Papers. Negative cash flow from operations before net change in non-cash working capital balances in 2005 of $25 million was primarily the result of employment benefit plan funding.

Net change in non-cash working capital balances amounted to a use of cash of $21 million in 2006 due primarily to payments of 2005 restructuring reserves of $6 million, increases in paper inventory of $5 million to better service customers and higher levels of log inventory of $3 million. This compares to a use of cash of $20 million in 2005.

Capital investments in 2006 amounted $12 million. The Company installed a high grader/edger optimizer at its sawmill in Juniper, New Brunswick for $3 million. The remaining $9 million was directed toward capital investments necessary to maintain our operations. In 2005, capital investments included $34 million related to the acquisition of a boiler at the Berlin pulp mill and $4 million to overhaul our cogeneration plant in Edmundston, New Brunswick. The remaining $11 million of capital expenditures was from the acquisition of equipment previously under lease and other sustaining capital investments.

In 2005, Fraser Papers purchased two boilers: one in Park Falls, Wisconsin and one in Berlin, New Hampshire. These purchases, totaling $49 million were made, in part, to remove Norbord from certain guarantees it had provided on behalf of Fraser Papers. In addition, a large portion of the payments relating to Smart Papers were for guarantees provided by Norbord. As of December 31, 2006, the maximum amount payable under the remaining guarantees is $7 million.

In 2005 and 2006, Fraser Papers sold its timberlands operations in Maine and New Brunswick. Net cash proceeds on these dispositions amounted to $172 million. The proceeds were used primarily to fund pension plans, repay debt and invest in capital.

At December 31, 2006 Fraser Papers' cash and cash equivalents amounted to $13 million, resulting in net debt of $55 million, representing 14% of net debt plus equity as compared to 15% at the end of 2005.

On March 15, 2005, the Company issued $150 million of Notes which bear interest at 8.75% and are due in 2015. Proceeds from the issuance of these Notes were used, in part, to repay $75 million of debt owing to Brookfield. The indenture agreement governing the Notes contains certain covenants, the more significant of which include restrictions on the incurrence of additional indebtedness, sales of assets and reinvestment of proceeds, mergers, creation of liens, payment of dividends and repurchase of the Company's shares.

In 2006, the Company purchased $30 million of the Notes, repaid $52 million of the Notes and cancelled $14 million held by Fraser Papers, leaving $68 million outstanding. At December 31, 2006, the Company holds $16 million of these Notes.

During 2006, the Company increased its committed revolving credit facility to $90 million. The facility matures in November 2008 and bears interest at market rates. Borrowings under the facility are secured by a first charge against accounts receivable and inventory. At December 31, 2006, $40 million of this facility was utilized, all of which was in the form of letters of credit to certain creditors.

At December 31, 2006, Fraser Papers had loss carry-forwards for income taxes of $194 million of net losses in the United States and $5 million in Canada. The tax benefit of losses in the U.S. have not been reflected in the financial statements as it is not more likely than not that these losses will be utilized. Loss carry-forwards will be available to reduce income taxes otherwise payable in future years.

Fraser Papers currently has significant cash balances and available liquidity under credit lines to support growth, weather any downturns and pursue its business plan. In addition, Fraser Papers has significant working capital which could be utilized to support additional borrowings.

Contractual Obligations

The following table presents the total contractual obligations for which cash flows are fixed or determinable as of December 31, 2006:

($MILLIONS)	Total	Less than one year	One to three years	Four to five years	After five years
Long-term debt	$ 68	$ –	$ –	$ –	$ 68
Operating leases	1	1	–	–	–
Purchase obligations	49	37	12	–	–
Total contractual obligations	$ 118	$ 38	$ 12	$ –	$ 68

Obligations under operating leases include future payments for warehouse and other office facilities, and equipment leases. The purchase obligations are commitments for the purchase of raw materials, primarily softwood kraft pulp, and energy.

Norbord provides guarantees for certain obligations of Fraser Papers under a financial commitments agreement. At December 31, 2006, the maximum potential amount of the obligations guaranteed was estimated to be $7 million. These guarantees have not been included in the table above.

Asset Retirement Obligations

Asset retirement obligations relate primarily to closure costs and post-closure maintenance costs for landfills in the Paper segment. The liability is reflected in Other Liabilities on our Consolidated Balance Sheet at the discounted value of expected future cash flows. The liability associated with these obligations is reduced as these obligations are paid and the asset associated with these obligations is depreciated over the estimated useful life of the related facility. The obligations represent estimated future payments of $19 million which have been discounted at an average rate of 8.75%. Total expense for the year related to asset retirement obligations was less than $1 million, unchanged from 2005. In addition to the asset retirement obligations recorded, we may have other obligations in the event of a permanent plant shutdown. However, our plant assets have indeterminate lives and, therefore, the associated asset retirement obligations are not reasonably estimable and liabilities cannot be established.

Employee Benefit Plans

Our obligations under our defined benefit pension plans are determined periodically through actuarial valuations, which are the basis for calculating pension expense and determining pension funding. At December 31, 2006, defined benefit pension plan assets were $475 million, up from $415 million in 2005, while the benefit obligations of $588 million were slightly lower than the $590 million of obligations in 2005. At December 31, 2006, the unfunded pension liability was $113 million, a marked improvement compared to the $175 million of unfunded liability at December 31, 2005. The decrease of $62 million was primarily the result of improved returns on plan assets of 16.1%, compared to 7.8% in 2005 and defined benefit pension funding of $33 million. The funded status of our defined benefit pension plans is 81% at the end of 2006 compared to 70% in 2005.

Defined benefit pension expense of $19 million was an increase from the $14 million recorded in 2005 primarily due to lower discount rates and updated mortality tables. Funding for the year was $33 million, up from the $30 million funded in 2005. Our defined benefit pension plans are funded in accordance with all applicable regulatory requirements. Employer contributions are expected to decrease in 2007 due to improved plan returns in 2006.

For 2007, we anticipate lower pension funding as a result of a better pension funded position. The Company is currently in discussions with regulatory agencies regarding funding requirements of certain of its pension plans. If regulatory approval is obtained, the Company expects funding requirements will be further reduced in 2007.

The assumed return on assets is 8% and is based on management's best estimate of the long-term expected rate of return on plan assets, including consideration of asset mix, equity risk premium and active investment management premium. The weighted-average discount rate for the accrued benefit obligations is 5.20% as compared to 5.14% in 2005, and is based on the market yield of high quality corporate bonds of similar duration to the pension plan liabilities.

Sensitivity to a 1% decrease in these two key assumptions is estimated as follows:

	Impact Dec. 31, 2006 Unfunded Liability	**Impact on 2006 Pension Expense**
Return on assets	$5 million increase	$5 million increase
Discount rate	$70 million increase	$6 million increase

Our obligations under our post-retirement benefit plans are determined periodically through actuarial valuations, which are the basis for calculating post-retirement benefit expense. We fund these plans on a "pay-as-you-go" basis. At December 31, 2006, the accrued benefit obligations of these plans were $62 million compared to $64 million at the end of 2005.

In 2006, there was no financial impact to post-retirement benefit income from plan amendments and curtailment gains from divested operations, as compared to an expense of $1 million in 2005. Payments under these plans were $4 million in 2006 and $4 million in 2005.

Significant changes in assumptions, driven by changes in financial markets, asset performance different from the assumed rate of return, significant new plan enhancements, acquisitions, divestitures, changes in the regulatory environment, and the measurement uncertainty incorporated into the actuarial valuation process, could materially affect our future plan assets, accrued benefit obligations, and the expenses and contributions associated with our employee benefit plans.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material off-balance sheet arrangements.

COMMON SHARES

The authorized capital stock of the Company consists of an unlimited number of Class A preferred shares, Class B preferred shares, non-voting participating shares and common shares.

The weighted average number of shares outstanding used for calculating loss per share was 29,509,876 for 2006 (2005 - 29,728,060).

During 2005, the Company repurchased a total of 602,100 shares, or approximately 2% of the outstanding shares, at a weighted-average price per share of CAD$12.79 for a total consideration of $6 million. The transaction resulted in a decrease in common stock of $10 million. As the purchase price was below the stated value of the common shares, the transaction resulted in contributed surplus of $4 million.

Common share information	December 31, 2006	December 31, 2005
Shares outstanding	29,509,876	29,509,876
Book value	$11.25	$15.11
Market price at year-end	CAD$6.19	CAD$10.01
Market price at February 12, 2007	CAD$5.96	

There have been no changes in common shares outstanding up to the date of this MD&A.

DIVIDENDS

We paid no dividends in 2006. The Board of Directors reviews this policy at each of its regularly scheduled meetings.

STOCK BASED COMPENSATION

We account for stock options using the fair value method. Under this method, compensation expense for options is measured at the grant date using an option pricing model and recognized on a straight-line basis over the vesting period. During 2005, the Board approved the issuance to certain executives of 30,000 options with a strike price of CAD$14.59. During 2006, the Board approved the issuance to certain executives of 485,000 options with a strike price of CAD$8.04. In 2005 and 2006, we recognized less than $1 million in expense related to stock option expense.

The Company has two deferred share unit plans which provide certain directors and senior officers of the Company with an opportunity to invest a portion of their compensation in deferred stock units. Deferred stock units may be subject to vesting periods. Payments under the plans are made in cash only. The total number of deferred stock units outstanding at December 31, 2006 was 472,142. During the year, the Company recognized expense of less than $1 million related to these plans.

TRANSACTIONS WITH RELATED PARTIES

Fraser Papers purchases certain of its electricity from Brookfield. In addition, prior to the establishment of Acadian, Fraser Papers purchased wood fibre from Brookfield. During 2006, Fraser Papers purchased $10 million of these goods from Brookfield, compared to $18 million in 2005.

Fraser Papers has invested in convertible, term, preferred units (the "Units") of Katahdin, an indirectly, wholly owned subsidiary of Brookfield. The Units earn a preferential cumulative distribution of 5% per annum. Cumulative distributions accrued on this investment amount to $2 million.

During the year, Fraser Papers sold $3 million of good and services to Katahdin and earned a management fee of $8 million. In 2005, Fraser Papers sold less than $1 million of good and services to Katahdin and earned a management fee of $7 million.

The Company entered into a 20 year Fibre Supply Agreement with Acadian. Total purchases of fibre from the Fund since January 31, 2006 amounted to $35 million. The Company paid $1 million to Acadian as a fee for administering the Company's Crown Licenses. Fraser Papers provided certain administrative and support services to the Fund during the transitional period following the set-up of the Fund. As Fraser Papers was a sponsor of the Fund, no amounts were charged for these services. During the year, the Company recognized equity in earnings of the Fund of $2 million and distributions received from the Fund were $2 million.

During 2006, Fraser Papers sold less than $1 million of pulp to Smart Papers, compared to $4 million in 2005.

Brookfield has provided the Company with a facility with a notional amount of $150 million to enter into forward foreign exchange contracts as part of the Company's hedging activities. At December 31, 2006, the Company has entered into forward foreign exchange contracts of CAD$57 million as a hedge against certain Canadian dollar-denominated net monetary liabilities, compared to CAD$70 million in 2005. In addition, the Fraser Papers held $21 million as a hedge against future Canadian dollar cash flows, under this facility. No Canadian dollar cash flow contracts were held in 2005.

MARKET RISKS AND UNCERTAINTIES

We are exposed to a number of risks in the normal course of our business that have the potential to affect our operating performance. Major risks are discussed below.

Commodity and Price Sensitivity

Our earnings are sensitive to changes in world economic conditions, primarily in North America. Paper, pulp and lumber markets are competitive in nature and prices for many products are sensitive to variations in supply and demand.

Based on the operating levels in 2006, the following table shows the approximate annualized impact on after tax earnings of changes in product prices.

	Sensitivity Factor	Impact on Earnings ($MILLIONS)	Impact on EBITDA ($MILLIONS)	Average Mill Nets Q4, 2006
Uncoated freesheet	$25 per ton	$ 7	$ 11	$ 976
Groundwood paper	$25 per ton	3	4	774
Market pulp	$25 per tonne	–	1	530
Lumber	$10 per Mfbm	3	4	261

Competition

The forest products industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Our principal market is in the U.S. where we compete with North American and, in some instances, foreign producers. Certain competitors may have lower cost facilities than us. Our ability to compete in these and other markets is dependent on a variety of factors such as manufacturing costs, continued free access to markets, customer service, product quality, and currency exchange rates.

Foreign Exchange

We compete within North American markets where product prices are significantly influenced by U.S. dollar exchange rates.

Our foreign exchange exposure arises from the following sources:

- Net Canadian dollar-denominated monetary assets and liabilities.

- Committed or anticipated foreign currency transactions, primarily Canadian dollar costs in our Canadian operations.

Our policy is to hedge all significant balance sheet foreign exchange exposures. We may hedge a portion of net Canadian dollar-denominated cash flows for periods up to three years in order to reduce the potential negative effect of a strengthening Canadian dollar versus the U.S. dollar.

In 2006, we were negatively impacted by the continued strengthening of the Canadian dollar, with an average exchange rate, relative to the U.S. dollar, of US$0.88 compared to US$0.83 in 2005 on our approximately CAD$370 million net Canadian dollar cash flows. We estimate that each U.S. one cent change in the value of the Canadian dollar impacted annualized after tax earnings by approximately $2 million in 2006. We estimate that the actual impact of the strengthening Canadian dollar amounted to a $24 million decrease in EBITDA compared to 2005.

Environmental

Our operations are subject to a wide range of general and industry specific environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection, and site remediation.

Compliance with these laws and regulations is a significant factor in our business and we incur, and expect to continue to incur, significant capital and operating expenditures in order to maintain compliance with these laws and regulations. Future events such as changes in environmental laws and regulations, increasingly strict enforcement policies or the discovery of previously unknown contamination or other liabilities relating to our properties may give rise to additional costs that could require significantly increased capital expenditures which would reduce the funds otherwise available for operations, capital expenditures, future business opportunities or other purposes. For example, the ratification of the Kyoto Protocol by Canada may result in lower limits for the emission of carbon dioxide and other greenhouse gases, which would require us to regulate production or invest in the installation of additional pollution control equipment.

Furthermore, failure by us to comply with applicable environmental and safety laws and regulations, and the permit requirements related thereto, could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions, any of which could result in significant capital expenditures or reduced results of operations.

CONTROLS AND PROCEDURES

Management has designed internal controls over financial reporting, or caused them to be designed under the supervision of the President and the CEO, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of these financial statements in accordance with Canadian GAAP. They have considered the need to disclose in this MD&A any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control and have not identified any such changes.

Disclosure controls are procedures designed to ensure that information required to be disclosed in reports filed with securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to the Company's management, including the CEO, the President and the CAO, as appropriate, to allow timely decisions regarding required disclosure.

FORWARD-LOOKING INFORMATION

This report contains forward-looking information and statements relating, but not limited to, anticipated or prospective financial performance, results of operations, business prospects, the success of Company actions, expected pension funding, anticipated selling prices for products, maximum possible amounts under certain guarantees and Fraser Papers' strategies. Examples of such statements included in this document include, but are not limited to, the expected improvements in results following divestitures and other initiatives, expected changes in significant cash flows, note repurchases, potential recoveries associated with the Berlin pulp mill closure, adjustments in regards to Smart Papers losses, proposed acquisition of Katahdin, strategic and operational intentions and others.

Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely", "will", "could", "seek", "estimate", "possible" "foresee" or similar words, or variations of those words suggesting future outcomes. In addition, forward-looking statements may reflect the outlook on future changes in volumes, prices, costs, estimated amounts and timing of cash flows, or other expectations or beliefs, objectives or assumptions about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

The significant risks that impact Fraser Papers' business and future performance are discussed in the Annual Information Form as well as Fraser Papers' Annual Report and other filings with Canadian securities regulatory authorities. The Company cautions that the list of risks and factors discussed in those documents may not be exhaustive. Readers should consider those risks, as well as other uncertainties and factors and potential events. Although Fraser Papers believes it has reasonable basis for making the forward-looking statements included in this report, readers are cautioned not to place undue reliance on such forward-looking information.

Fraser Papers undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

The "Outlook" sections that follow in this document are based on the Company's views and the actual outcome is uncertain.

OUTLOOK

Markets for the Company's specialty packaging and printing papers are expected to remain firm with volumes comparable with the fourth quarter and prices continuing to trend higher in certain segments. The first and second quarters of the calendar year are typically strong for lightweight financial and specialty packaging papers. During the fourth quarter, Fraser Papers announced price increases of $20-60 per ton relating to approximately 250,000 tons of annual paper sales that became effective on or before January 1, 2007. Certain segments of the paper markets including lightweight coated groundwood and commodity freesheet began to soften during the fourth quarter of 2006 reflecting seasonal weakness in demand. The Company took seven days of downtime on one paper machine at its Gorham paper mill during January, 2007.

List prices for northern bleached hardwood pulp remain at attractive levels worldwide with strong demand from non-integrated paper mills. Higher market prices, the elimination of lower margin export sales and strong demand from domestic customers for high quality hardwood pulp produced at the Company's Thurso pulp mill led to an improvement in mill nets of $82 per tonne in the fourth quarter over the same period one year ago. While additional global capacity, built to supply the Asian and European markets, is expected to come on stream during 2007, the Company expects that demand for Fraser Papers' hardwood pulp in domestic markets will remain firm in the short term.

While housing markets and lumber prices continue to be weak, the most recent press release from the U.S. Federal Reserve provided optimism for firmer economic growth and some tentative signs of stabilization in the U.S. housing market.

Management believes that the acquisition of Katahdin, expected to close at the end of April, is an attractive investment for the Company, providing the opportunity for substantial growth in the complementary directory and super-calendered paper segments, with products having strong brand recognition and providing a broader offering to Fraser Papers' publication customers. The closing of the transaction is subject to approvals by a special committee of the board of directors, the board of directors and shareholders other than Brookfield.

Fraser Papers is focused on improving results from its operations. Priority is being placed on lowering overall fibre costs and maximizing production from our paper machines. There are no scheduled maintenance outages during the first quarter of 2007. The sulphite pulp mill in Edmundston, New Brunswick will take an extended 21 day outage to perform major maintenance on its recovery boiler during the second quarter.

ADDITIONAL INFORMATION

Additional information relating to the Company, including information contained in our annual information form, can be obtained without charge on our web site at www.fraserpapers.com or on SEDAR at www.sedar.com.

DEFINITIONS

As there is no generally accepted method of calculating the measures outlined below, these measures as calculated by Fraser Papers may not be comparable to similar titled measures reported by other companies.

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization, and restructuring charges. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Fraser Papers interprets EBITDA trends as an indicator of relative operating performance.

Net debt is debt less cash and cash equivalents. Net debt is provided as a useful indicator of a company's financial leverage.

Net debt to net debt plus equity is net debt divided by the sum of net debt and shareholders' equity. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Cash costs include all cash costs of operations and exclude depreciation and amortization. Cash costs are presented to provide additional information about the cash generating capabilities of the Company's operations. This measure captures the key costs of operations and is a key performance measure that management uses to evaluate costs at the operations.

EBITDA ($MILLIONS)	Year Ended December 31, 2006	2005
Loss	$(114)	$ (29)
Add: Interest expense, net	6	9
Less: Income tax recovery	(16)	(26)
Less: Gain on sale of NB Timberlands	(71)	–
Less: Gain on sale of Maine Timberlands	–	(46)
Add: Losses from Smart Papers	111	–
Add: Closure of Berlin pulp mill	50	–
Add: Impairment Charges	–	41
Less/Add: Other	(5)	16
Add: Depreciation	32	39
EBITDA	$ (7)	$ 4

Net Debt ($MILLIONS)	Year Ended December 31, 2006	2005
Long-term debt	$ 68	$ 150
Add: Current portion of long-term debt	–	1
Less: Cash and cash equivalents	(13)	(75)
Net debt	$ 55	$ 76

Cash Cost ($MILLIONS)	Year Ended December 31, 2006	2005
Net sales	$ 796	$ 918
Add/Less: EBITDA	7	(4)
Add: Anti-dumping duties recovery	14	–
Cash cost	$ 817	$ 914

Exemption No. 82-34837

NEWS RELEASE

FraserPapers

RECEIVED

2007 APR 27 A 9:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Fraser Papers Announces Board Approval of Katahdin Acquisition

(All monetary references are in US dollars unless otherwise noted)

Toronto, ON (March 30, 2007) – Fraser Papers Inc. ("Fraser Papers") (TSX:FPS) announced today that its Board of Directors, on recommendation of a Special Committee of the Board, has approved the acquisition of Katahdin Holdings LLC ("Katahdin") from a subsidiary of Brookfield Asset Management Inc. ("Brookfield") (NYSE/TSX: BAM).

Acquisition cost and Financing

Total cash consideration for the acquisition is estimated to be $80 million, subject to an adjustment based on working capital at the time of closing. In addition, Fraser Papers will pay distributions to Brookfield contingent on the generation of distributable cash flow generated by the super-calendered business.

In support of the transaction, Brookfield has agreed to provide a secured credit facility to fund the cash flow requirements of the super-calendered operations. Recourse under the facility will be limited to the cash flows of the super-calendered business. Reflecting this amendment to the original purchase agreement which further limits Fraser Papers' at risk capital, the distributions to Brookfield will start at 90% of cumulative distributable cash flow and decline over time as certain thresholds are reached. No distributions will be paid until the Brookfield facility has been repaid in full.

In addition, the Board of Directors approved a bridge loan facility to finance the acquisition. The $40 million, 120 day facility is being provided by CIT Business Credit Canada Inc. on substantially the same terms as the Corporation's existing $90 million facility. The Corporation plans to refinance the bridge facility through an expansion of its working capital facility or an equity rights offering to shareholders subsequent to closing the acquisition.

Benefits to Fraser Papers

The acquisition represents an attractive investment for Fraser Papers on the basis that it fits the Corporation's strategy to grow its specialty papers business in market segments where the Company can establish competitive advantage. The agreed consideration reflects an attractive valuation and has been validated by an independent review. The transaction structure enables Fraser Papers to reduce capital at risk as payments for the super-calendered business are based on the future performance of those operations.

Approval Process

The acquisition of Katahdin Holdings is being recommended to shareholders for approval at the Corporation's annual and special meeting to be held on April 25, 2007. The acquisition must be approved by a simple majority of shareholders who are unrelated to Brookfield. If approved by shareholders, the acquisition is expected to close on or about April 30, 2007, subject to satisfaction of all remaining conditions. Details of the proposed acquisition and information about the operations of Katahdin are contained in an information circular which will be mailed to shareholders and filed on SEDAR on April 4, 2007.

As the acquisition of Katahdin is a related-party transaction under Canadian securities legislation, a Special Committee of the Board of Directors was established to review the transaction. After reviewing the details of the proposed acquisition and overseeing the completion of a formal valuation and fairness opinion, the Special Committee recommended to the Board of Directors that the acquisition be approved by the Board.

Information about Katahdin

Katahdin owns a directory paper business with leading market share in the North American directory segment and a technologically advanced super-calendered paper business serving customers in the retail insert, catalogue and magazine market. In addition to production capacity of 250,000 tons per year of directory papers and 180,000 tons per year of super-calendered grades, Katahdin has integrated pulp facilities with capacity to produce 215,000 tons per year of groundwood pulp and 110,000 tons per year of recycled pulp. These manufacturing facilities are complemented by a 30 megawatt biomass cogeneration facility. Fraser Papers has managed these operations on behalf of Brookfield since 2003.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contacts:

Peter Gordon
President
(416) 359-8614
pgordon@toronto.fraserpapers.com

Glen McMillan
Senior Vice President and Chief Administrative Officer
(416) 359-8635
gmcmillan@toronto.fraserpapers.com

Note: This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "expected", "will", "can", "estimated", "plans", and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, demand for and prices of the company's or Katahdin's products, a material adverse change to the assets of Katahdin, raw material and operating costs and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FraserPapers

FRASER PAPERS INC.

ANNUAL INFORMATION FORM

March 27, 2007

TABLE OF CONTENTS

GLOSSARY

Biomass: bark used as fuel to operate cogeneration facilities or boilers

BTMP: Bleached Thermo-mechanical pulp, a pulp produced from wood chips using a mechanical process to break the bonds between the wood fibres. BTMP is generally stronger than groundwood pulps and provides higher yields than chemical pulps

CAAF: Contrat d'approvisionnement et d'aménagement forestier (Timber supply and forest management agreements)

Chemical pulp: pulp produced from wood chips using chemical processes to break the bonds between the wood fibres

Coated paper: paper coated with clay and treated to impart a smooth glossy surface

Cogeneration: generation of power in an industrial power plant to produce both steam and electricity for in-plant use, as well as electricity for sale to outside utility companies

Crown licenses: licenses granted by provincial governments to companies which allow those companies to harvest trees on the licensed land

Dimension lumber: wood that is milled into standard sizes for construction uses

Directory Papers: lightweight groundwood papers that are used to produce printed telephone and information directory publications

fbm: foot-board measure (board foot) — one square foot of lumber one inch thick

Fine paper: uncoated freesheet paper

Freehold land: land that is wholly owned

Groundwood paper: paper with mechanical pulp as its major component, which differs from newsprint in brightness, surface characteristics and end uses

Kraft or sulphate pulp: chemical pulp produced by an alkaline cooking process using sodium sulphate

Market pulp: pulp sold on the open market between non-affiliated companies

Mechanical pulp: pulp produced from roundwood or wood chips by mechanically breaking the bonds between wood fibres

m3: cubic meter or 35.315 cubic feet

Mfbm (MMfbm): thousand (million) foot board measure

Paperboard: a thick paper used to produce rigid boxes and a variety of packaging applications

Release paper: paper designed to be easily removed from sticky surfaces, such as the backing paper for labels

Roundwood: Wood fibre in log form

SCA Paper: an uncoated groudwood paper grade with similar surface characteristics to coated groundwood papers; often used as a substitute for coated groundwood papers in magazines and advertising insert applications

Silviculture: the science of forest management

Slurry form: pulp in wet form before any drying and/or baling

Sulphite pulp: chemical pulp produced by an acid cooking process using magnesium or calcium bisulphite

Technical specialty papers: uncoated freesheet papers which require a high degree of technical expertise to produce and are manufactured to customer specifications

Thermal base paper: paper coated with a heat-sensitive material that changes colour when heat is applied in a thermal printer

Tonne: metric ton 1,000 kilograms or approximately 2,205 pounds

Uncoated freesheet paper: paper with bleached chemical pulp as its major component, also known as fine paper

Wood pulp: wood fibres produced from solid wood or wood chips for use in the production of paper, paperboard and other products

CORPORATE STRUCTURE

Fraser Papers Inc. is a corporation existing under the laws of Canada. Fraser Papers Inc. was established as a result of the distribution of the paper, pulp, sawmill, and timber assets of Norbord Inc. This distribution was effected by way of a plan of arrangement under the *Canada Business Corporations Act* (the "Arrangement") on June 30, 2004. The registered and principal office of Fraser Papers Inc. is Suite 200, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3.

In this Annual Information Form, "Fraser Papers", "we", "us' and "our" refers to Fraser Papers Inc. and its consolidated subsidiaries and affiliates for periods subsequent to June 30, 2004 and the Paper and Timber segments of Norbord Inc for periods prior to June 30, 2004. "Company" or "Corporation" means Fraser Papers Inc. as a separate corporation, unless the context implies otherwise. "Norbord" means Norbord Inc. and its consolidated subsidiaries.

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The Company has operations in New Brunswick, Quebec, Maine and New Hampshire. The Company is listed on the Toronto Stock Exchange under the symbol: FPS. Additional information is available on the Fraser Papers website at www.fraserpapers.com.

At March 27, 2007 Brookfield Asset Management Inc. (together with its subsidiaries, "Brookfield"), a diversified Canadian based corporation, owned directly, or indirectly, approximately 49% of the outstanding Common Shares of the Company.

Subsidiaries

The principal operating subsidiaries of the Company are:

Name	Jurisdiction of Incorporation or Organization	Percentage of Voting Securities Owned
FPS Canada Inc.	Canada	100%
Fraser Papers Holdings Inc.	Delaware	100%
Fraser Papers Limited	Maine	100%
Fraser Timber Limited	Maine	100%
Fraser N.H. LLC	Delaware	100%

There are no voting or non-voting securities issued by any of these companies that are not 100% owned by Fraser Papers.

FPS Canada Inc. manages the Company's pulp and sawmill assets in Canada. These include: a pulp mill in Edmundston New Brunswick; a market pulp mill in Thurso, Quebec; and sawmills in Juniper and Plaster Rock, New Brunswick.

Fraser Papers Holdings Inc. owns the Fraser Papers investments in Fraser Papers Limited and Fraser Timber Limited.

Fraser Papers Limited owns and manages Fraser Papers' paper operations in Madawaska, Maine. Fraser Papers Limited is the sole member of Fraser N.H. LLC. In addition, Fraser Papers Limited manages the operations of Katahdin Paper Company LLC ("Katahdin").

Fraser N.H. LLC owns and operates a paper mill in Gorham, New Hampshire. Fraser N.H. LLC shut down a hardwood kraft pulp mill in Berlin, N.H. in April 2006 as described in "Changes in the Business since 2004".

Fraser Timber Limited owns and manages Fraser Papers' sawmill operations in Maine.

Fraser Papers was established as a stand-alone company on June 30, 2004. As a result, comparative historical financial results may not be indicative of those that would have resulted had Fraser Papers existed as a stand-alone entity during those periods. The Management Proxy Circular of Norbord Inc. dated May 3, 2004 contains audited combined financial statements of the Fraser Papers Division of Norbord for periods prior to June 30, 2004.

Fraser Papers reporting currency is the United States dollar. **All references to "$" or "dollars" in this Annual Information Form are to U.S. dollars unless otherwise specified.**

GENERAL DEVELOPMENT OF THE BUSINESS

Fraser Papers was established as a stand-alone company on June 30, 2004. Prior to that date, the operations of Fraser Papers constituted the Timber and Paper segments of Norbord.

Relationship with Norbord

At the time of the Arrangement, Norbord provided guarantees for certain obligations of Fraser Papers. These were previously obligations of the Paper and Timber segments of Norbord. Fraser Papers continues in its efforts to remove Norbord from these guarantees. As at December 31, 2006, the maximum potential amount of these obligations was $7 million and consisted primarily of guarantees related to a long term warehouse leases. Until Norbord is removed from these guarantees, Norbord will have the right to perfect security over the property, plant and equipment and other assets of Fraser Papers.

Fraser Papers' Strategy

Our objective is to achieve a 12% return on equity over the long term for our paper products while providing share capital growth for shareholders. Fraser Papers operates in one business segment (the Paper segment) and manufactures paper, pulp and lumber. Prior to January 31, 2006, Fraser Papers operated a Timber segment which included the timberland operations of Fraser Papers' freehold timber operations as well as the management of Crown licenses in New Brunswick. The Maine timberlands operations were sold in May, 2005 while the freehold timberlands in New Brunswick were sold in January, 2006. Commencing in 2006, the Company includes the management of its Crown licenses in the Paper segment.

Key aspects of our long-term business strategy include:

- focusing on specialty paper and higher value-added products for printing and packaging applications where we have a sustainable competitive advantage;
- providing superior customer service and technical support while delivering high quality specialty papers;
- continued innovation and development of new products offered;
- exceeding benchmark industry performance at each of our operations;
- building the business selectively and opportunistically, based on value; and

- maintaining a management culture focused on execution and performance.

Fraser Papers believes that a focus on improving product margins is key to increasing shareholder value. The Company tracks improvements in product mix and customer mix, volumes and cost reductions and reports quarterly to shareholders under the Margin Improvement Program ("MIP"). During 2006, Fraser Papers generated margin improvements of $31 million relative to 2005. In 2005, Fraser Papers generated margin improvements of $15 million relative to 2004.

Fraser Papers has completed a number of asset repositioning initiatives to ensure optimal allocation of capital. During 2005, Fraser Papers completed the sale of its pulp and paper mill in Wisconsin, sold approximately 240,000 acres of freehold timberlands in Maine and sold its paperboard business in New Brunswick. During 2006, Fraser papers sold its 765,000 acres of freehold timberlands in New Brunswick and permanently shut down a pulp mill in Berlin New Hampshire.

Fraser Papers will also pursue growth opportunities that are consistent with the Company's objectives. Acquisitions will be done selectively, and on a value basis. In January 2007, Fraser Papers announced it had signed an agreement to purchase Katahdin subject to approval by its shareholders. Based on current projections for Katahdin's business, the Company believes this acquisition will be accretive to earnings.

Maintaining a strong balance sheet is important in a cyclical business. During 2006, the Company increased its borrowing capacity under its existing credit lines. Fraser Papers' conservative capital structure and the increased liquidity from the credit lines provide flexibility in considering the objectives noted above.

Changes in the Business since 2004

On January 30, 2007, Fraser Papers signed an agreement to purchase Katahdin. The acquisition of Katahdin is a related-party transaction under Canadian securities legislation. As such, the agreement is subject to the approval of a special committee of the Board of Directors of Fraser Papers, the full Board of Directors and the disinterested shareholders of the Company. If approved, Fraser Papers expects to pay $80 million subject to an adjustment for working capital at the time of closing. Further details of this transaction will be contained in Fraser Papers' management proxy circular for its annual and special meeting of shareholders to be held April 25, 2007.

During 2006, the Company increased its available credit to a maximum of $90 million under a credit facility which expires in November 2008. Borrowings under the facility are secured by a fixed first charge against accounts receivable and inventory and bear interest at Libor + 1.75%. As part of the purchase of Katahdin, Fraser Papers has obtained bridge financing of $40 million that has a term of 120 days, but that is otherwise on the same terms and conditions as the credit facility.

During 2006, the Company received refunds (including interest) of $14 million related to duties previously paid under a trade dispute with the United States regarding the export of softwood lumber from Canada.

In April, 2006, Fraser Papers permanently closed its pulp mill located in Berlin, New Hampshire. The strategic decision was taken to reduce the Company's exposure to market pulp. The adjacent paper mill in Gorham, New Hampshire now operates using purchased fibre, including hardwood kraft pulp from the Company's mill in Thurso Quebec. The closure of the pulp mill resulted in a write-off of assets of $47 million and severance and other costs of $3 million. During the fourth quarter of 2006, Fraser Papers sold the facility for $3 million. As a result of the closure, Fraser Papers is now substantially pulp balanced, meaning the amount of market kraft pulp sold by the Company is approximately equal to the amount of market kraft pulp it purchases.

In January, 2006, the Company sold its freehold timberlands in New Brunswick to a newly formed income fund. Total proceeds consisted of $94 million in cash plus 3,613,780 securities which are convertible into units of Acadian Timber Income Fund ("Acadian" or the "Fund"). The units in Acadian represent approximately 22% of the equity of the Fund, on a fully-diluted basis. At the time of sale, Fraser Papers entered into a 20-year fibre supply agreement under which it has the right to purchase substantially the same volumes of fibre that it historically received from the timberlands.

In March 2005, Fraser Papers completed a $150 million offering of senior, unsecured notes. These notes mature in March 2015 and bear interest at 8.75% per annum. The proceeds of the notes were used, in part, to repay amounts owing to Brookfield. The notes subject the Company to a number of covenants. More detailed information about these notes is contained in the Indenture, pursuant to which the notes were issued, filed by the Company and available at www.sedar.com. During 2006, the Company purchased $30 million in principal amount of these notes for total proceeds of $26 million resulting in a gain of $3 million, net of a write down of deferred financing costs of $1 million. In addition, during 2006, the Company purchased for cancellation $66 million in principal amount of senior unsecured notes pursuant to a requirement under the indenture. The repurchase resulted in a cash payment of $52 million and the cancellation of $14 million of notes held by the Company.

In February 2005, Fraser Papers sold a production facility in Park Falls, Wisconsin, a leased distribution facility in West Chicago, Illinois and related net assets (the "Midwest Operations") to an affiliate of Smart Papers LLC (together with its affiliates "Smart Papers"). Certain liabilities of the Midwest Operations were retained by Fraser Papers consisting primarily of pension and post employment obligations related to past service. In addition, Fraser Papers agreed to provide financial guarantees for certain operating contracts and landfill operations. As consideration for these net assets, Fraser Papers received a passive minority interest in Smart Papers which, at the time of the transaction, owned a paper mill and distribution operation in Ohio. More detailed information on the disposition is contained in the Asset Purchase Agreement, pursuant to which the Midwest Operations were sold, filed by the Company and available at www.sedar.com.

During 2006, Smart Papers filed for creditor protection under Chapter 11 of the United States Bankruptcy Code. As a result of the filing, Fraser Papers recorded a charge of $111 million related to it's investment in Smart Papers, an amount receivable under a long-term boiler lease and reserves related to a number of contracts which were guaranteed by Fraser Papers when it sold its Midwest Operations to Smart Papers.

In October, 2005, the Company sold its paperboard business, located in Edmundston, New Brunswick (the "Paperboard Operatons") for proceeds of $5 million. The sale of the Paperboard Operatons and related restructuring resulted in a pre-tax charge to income of $9 million, including an impairment charge on property, plant and equipment, severance, early retirement, training and non-cash pension charges. The non-cash portion of the charge was approximately $3 million.

In May, 2005, Fraser Papers closed the sale of approximately 240,000 acres of timberlands in Maine for net proceeds of $78 million and a pre-tax gain of $46 million. At the time of sale, Fraser Papers entered into a 20-year fibre supply agreement under which it has the right to purchase substantially the same volumes of fibre that it historically received from the timberlands. More detailed information is contained in the Purchase and Sale Agreement filed by the Company and available at www.sedar.com.

During the second quarter of 2005, the Company recorded a pre-tax, non-cash impairment charge of $40 million against the assets of the pulp mill in Thurso, Quebec. A number of economic developments indicated that the carrying amount of these assets may not be fully recoverable. As a result of the impairment review, the Company recorded a charge based on the amounts by which the carrying value of the assets exceeded their fair value.

On September 30, 2004, the Company borrowed $83 million from Brookfield under a revolving credit facility. The proceeds were used to pay off a note owing to Norbord. Drawings under this facility were repaid in full from a portion of the proceeds of the $150 million of senior unsecured notes that were issued in March 2005. This facility was cancelled on March 17, 2005.

During 2003 and 2004, Fraser Papers announced restructuring at its pulp operations in Thurso, Quebec, its pulp and paper complex in Edmundston, New Brunswick and Madawaska, Maine and its sales office in Stamford, Connecticut. The reorganizations included a work force reduction and retraining affecting approximately 13% of the Fraser Papers work force. The reorganization resulted in a charge of $26 million in 2003 and $7 million in 2004.

DESCRIPTION OF THE BUSINESS

Fraser Papers is a specialty paper company with integrated pulp and lumber operations. During the past two years, Fraser Papers sold its freehold timber operations but has the right to purchase substantially the same amount of fibre from those operations under 20-year fibre supply agreements. As at March 27, 2007, Fraser Papers operates two paper mills (one integrated, one non-integrated), one market pulp mill and four sawmills in New Brunswick, Quebec, Maine and New Hampshire. Fraser Papers has been in operation since the late 1800's and employed approximately 2,600 people in the United States and Canada at December 31, 2006.

At December 31, 2005, Fraser Papers' business was comprised of two segments, Paper and Timber. During 2006, the Company sold its remaining timberland assets and now operates in one business segment.

Paper Segment

Principal Products

The principal products in the Paper segment are paper, pulp and lumber.

Fraser Papers' paper products are broadly grouped into six categories: specialty packaging, specialty printing, other freesheet papers, specialty groundwood, lightweight coated groundwood and towel. The Company's Paperboard Operations were sold in 2005. In addition, Fraser Papers manages the operations of Katahdin which produces specialty groundwood papers and SCA and SCA+ premium groundwood papers.

Specialty packaging papers are made to customer specifications, primarily for food packaging, and require a high degree of technical expertise. There is typically a lengthy process of developing and qualifying a grade for a particular customer. Once products are developed, however, customers tend to value supply continuity and technical support, which makes them reluctant to switch to competitive suppliers. Specialty packaging papers are generally sold to converters who will produce a value added flexible package or bag through various processes based on end customer specifications.

Specialty printing papers include a broad array of grades such as thermal base papers, release papers, commercial printing and lightweight opaque papers. These grades are characterized by narrow technical specifications and require unique manufacturing capabilities. These papers can generally be produced in various colours, with different basis weights and finishes. Specialty printing grades are sold directly to customers or through paper merchants who have a well established distribution network. Brand marketing, customer service and delivery logistics are key sources of competitive advantage for these grades as order sizes can be small and customers are widely dispersed. Technical capabilities are also a competitive advantage in the lightweight opaque grades. Thermal base papers are used in gaming and point-of-sale receipt applications. Release papers are used primarily in labeling applications. Commercial printing papers are used for manuals, direct mail inserts and brochures. Lightweight opaque papers are used for bibles, financial printing, pharmaceutical inserts and reference applications.

Other freesheet papers include book papers, offset papers, tablet and other commodity grades. These commodity papers are subject to significant competition from much larger paper producers due to the relatively simple technical requirements. In addition, prices for these grades tend to be more volatile than for specialty grades. Book papers are used in novels and tradebooks. Offset papers and tablet are used in office applications.

Specialty groundwood papers include directory papers, high bright groundwood and super-calendered (SCA) papers. Technical manufacturing capabilities are important as Fraser Papers focuses on lighter basis weights. Specialty groundwood papers are sold through merchants or directly to printers and publishers. Directory papers are used in phone books and reference books. Specialty groundwood papers are used for financial printing, books and manuals while super-calendered papers are used in magazines, direct mail, catalogue and newspaper insert applications.

Lightweight coated groundwood papers are produced from uncoated groundwood base sheet and then coated and calendered to impart a smooth glossy finish. Coated groundwood papers are generally used in mass circulation publications such as magazines, catalogues, and advertising inserts. Coated groundwood papers are generally sold to printers or publishers or through paper merchants.

Towel is primarily bleached and unbleached paper towel for away-from-home applications and is sold to converters through an agent.

Total paper sales represented $596 million in 2006, as compared to $600 million in 2005.

The United States is the largest market for Fraser Papers' products, accounting for about 96% of paper sales in 2006. Fraser Papers has sales representatives in all major markets in the United States but is focused on markets in the northeast and north-central regions.

Paper markets in North America are highly competitive. The markets which Fraser Papers service are generally supplied by a number of competitors who compete with Fraser Papers on the basis of, among other things, selling price, customer service and product quality. Fraser Papers also competes with paper producers outside of North America.

Market pulp is purchased by paper producers who lack sufficient internal supply or require pulp of different qualities to supplement their own production. Market pulps are generally classified according to their fibre type, the process used to produce them, and the degree to which they are bleached. Fraser Papers produces northern bleached hardwood kraft pulp for sale on the open market from its Thurso pulp mill. Following the closure of the Berlin mill in 2006, the hardwood pulp produced by this mill is sold in North America, directly to customers. In 2006, total pulp sales amounted to $129 million (2005 - $169 million), of which $80 million (2005 - $132 million) was sold as market pulp to third parties. During 2006, the Thurso pulp mill shipped approximately 38% of its production to Fraser Papers' paper mills. In future years, it is expected that over 60% of Thurso production will be sold internally.

Market pulp is sold world-wide by suppliers in North America, Scandinavia, South America, Asia and other regions. Competition between suppliers is based on the technical qualities of the pulp, price and service. Market demand is a function of paper production in the principal markets of Western Europe, the United States, and Asia.

Fraser Papers produces softwood dimension lumber used in new building construction and repair and renovation. The market for lumber is characterized by intense competition between producers in all major supply regions. Competition is based on price, product quality and service. Fraser Papers competes against a large number of North American producers and, to a lesser extent, foreign producers. Demand is cyclical based on, among other things, home building activity and repair and renovation spending and prices can fluctuate widely. Lumber is sold directly to home builders, lumber yards and wholesalers. In 2006, lumber sales amounted to $116 million, down from $137 million in 2005.

Wood chips are an important by-product of the lumber production process and are a significant source of wood fibre for pulp mills. Fraser Papers' pulp mill in Edmundston consumes substantially all of the chips generated at the sawmills.

Principal Plants

The locations of Fraser Papers' mills producing paper, pulp and lumber, their approximate annual capacity at December 31, 2006, together with their annual production in each of the last two years, are as follows:

	Annual Capacity December 31, 2006	Production 2006	Production 2005
Specialty and Other Freesheet Papers ***(000 tons)***[(1)(2)]			
Gorham, New Hampshire	150	147	146
Madawaska, Maine	300	295	296
	450	442	442
Groundwood Papers ***(000 tons)***			
Madawaska, Maine	190	176	181
Towel ***(000 tons)***			
Gorham, New Hampshire	40	39	38
Total Paper	680	657	661
Pulp ***(000 tonnes)*** [(3)]			
Thurso, Quebec	250	234	236
Lumber ***(MMfbm)***			
Ashland, Maine	70	65	69
Juniper, New Brunswick	130	87	105
Masardis, Maine	130	124	128
Plaster Rock, New Brunswick	130	104	111
Total Lumber	460	380	413

(1) Park Falls, Wisconsin was sold in February 2005. Its capacity and production are not included.
(2) Paperboard Operations was sold in October 2005. Its capacity and production are not included.
(3) Berlin, New Hampshire pulp mill was closed in April 2006. Its capacity and production are not included.

Below is an overview of the flow of goods in the production process:



Trees are harvested from Crown license lands and purchased under long-term fibre supply contracts or on spot markets
Sawmills receive logs and convert them to lumber and wood chips
Logs can be chipped into chips for sale to, or use by, pulpmills
Logs are shipped directly to groundwood pulp mills
Lumber is sold to third parties
Pulp mills receive wood chips and produce chemical pulp
Pulp mills process whole logs into groundwood pulp
Pulp is sold to third parties (market pulp)
Pulp is received from pulp mills and purchased from third parties to produce paper.
Paper is sold to third parties

Edmundston and Madawaska ("East Papers")

Our largest paper manufacturing facility is an integrated complex which straddles the border between Edmundston, New Brunswick and Madawaska, Maine. The Edmundston mill produces bleached softwood sulphite pulp and groundwood pulp which are transferred to the Madawaska paper mill in slurry form. The Edmundston mill is fully integrated with the Madawaska paper mill. As a result of excess capacity, small amounts of groundwood pulp are sold to Katahdin. The Madawaska mill has a flexible production platform, capable of producing a wide variety of specialty packaging and printing and other freesheet papers and groundwood papers on eight paper machines.

East Papers is focused on specialty packaging and printing grades that take advantage of the specific fibre qualities of sulphite pulp, the technical attributes of our paper machines and our papermaking expertise. In the groundwood sector, we focus on lightweight, higher value specialty groundwood papers and do not compete in the broader commodity grades.

In 2006, approximately 52% of the chips required by the Edmundston mill to produce bleached sulphite pulp were supplied from our sawmills, 43% were supplied from independent sawmillers and 5% were produced at the woodroom at the Edmundston mill. The logs used in the production of groundwood pulp are received under long-term fibre supply agreements from our previously owned freehold timberlands, our Crown licensed lands in New Brunswick, and purchased from private landowners.

The Madawaska mill receives approximately 67% of its pulp from Edmundston, 15% from Thurso and the remainder is purchased from third parties as softwood, recycled or BTMP market pulp purchases.

The Edmundston mill operates a 45 megawatt cogeneration facility which uses biomass as its fuel source and has a total internal generation capacity of 60 megawatts. The internal facilities produce 56% of the energy required by the East Papers complex with the remainder purchased from the New Brunswick provincial grid.

Gorham

The Gorham paper mill has four paper machines that produce specialty packaging and printing and other freesheet papers and one machine producing industrial towel products. We are focused on developing specialty packaging and printing grades to improve the product mix at Gorham. Certain design attributes of the paper mill, such as separate water systems, dye systems, and overall machine configuration provide the flexibility to meet the challenging technical requirements of specialty papers. Since the closure of the pulp mill, the Gorham mill purchases all of its hardwood kraft pulp requirements from Thurso.

Thurso

The bleached hardwood kraft pulp mill at Thurso, Quebec produces pulp for sale to the Company's two papermills and on the open market. The mill is well located to serve its major markets in the United States and Canada. Approximately 34% of the mill production in 2006 was specialty pulp for use in the manufacture of high quality paper products such as high quality printing & writing and decorative laminated papers. Approximately 38% of Thurso's production was shipped to either Madawaska or Gorham in 2006. We expect this proportion to increase due to the closure of the Berlin pulp mill in April 2006.

Wood is supplied to the Thurso mill in both log form and chip form with approximately 56% of requirements from logs and 44% from chips. Of the total supply, approximately 31% is provided under Crown licenses, with the remainder purchased from sawmills (for chips) or private woodlots (for logs).

Sawmills

The Plaster Rock and Juniper sawmills in New Brunswick produce dimension lumber using timber from Crown licenses, purchased under long-term fibre supply contracts or purchased on spot markets. In 2006, 100% of the chips produced at the New Brunswick sawmills were sold to the Edmundston pulp mill and represented about 31% of all chips used by the Edmundston pulp mill. More than 55% of the timber for the sawmills was harvested under Crown license or purchased under long-term fibre supply contracts with the remainder purchased from private landowners.

The sawmills in Maine produce dimension lumber. Approximately 79% of the chips are sold to the Edmundston pulp mill with the remainder sold to third parties. The mills obtain a portion of their log requirements under a long-term fibre supply agreement with the owners of our previously owned timberlands in Maine with the remainder purchased on the open market. The Maine sawmills are efficient operations, but their reliance on open market wood purchases can make them vulnerable to limitations in supply and to higher raw material prices.

Katahdin Paper Company LLC

In October 2003, we entered into an arrangement with Katahdin Holdings LLC, the owner of Katahdin and an affiliate of Brookfield, to manage the assets of Katahdin. Under the arrangement, we receive a management fee equal to a percentage of sales. In addition, we purchased a preferred equity interest in Katahdin. In January, 2007, Fraser Papers signed an agreement to purchase Katahdin. The acquisition represents an attractive investment for Fraser Papers on the basis that it fits our strategy to grow in the specialty papers business in market segments where we can establish competitive advantage. The agreed consideration reflects an attractive valuation and has been validated by an independent review. The transaction structure enables Fraser Papers to reduce capital at risk as payments for the super-calendered business are based on the future performance of those operations. The acquisition of Katahdin is conditional upon the approval of a special committee of the Board of Directors, the full Board of Directors and the disinterested shareholders of the Company.

Interest in Acadian Timber Income Fund

In January, 2006, the Company sold its freehold timberlands in New Brunswick to Acadian for total proceeds of $94 million in cash plus 3,613,780 securities which are convertible into units of the Fund. The units in Acadian represent approximately 22% of the equity of the Fund, on a fully-diluted basis. At the time of sale, we entered into a 20-year fibre supply agreement under which we have the right to purchase substantially the same volumes of fibre that we historically received from the timberlands.

Forest Resources

In conjunction with the sale of our timberlands in Maine and New Brunswick, we entered into 20 year fibre supply agreements whereby we retained the right to purchase fibre supply substantially equal to the fibre we used from these lands when we owned them. These agreements provide approximately 22% of the roundwood fibre used in our operations in New Brunswick and Maine.

We have Crown licenses in New Brunswick on forest lands equivalent in area to approximately 1.3 million acres. The allowable annual cut on these Crown lands is 1.3 million cubic meters. The Company is entitled to approximately 17% (or 225,000 cubic metres) of the allowable annual cut on these Crown lands. The remaining 83% is used by sub-licensees.

At the time of the sale of our New Brunswick timberlands, we entered into an agreement with Acadian who will provide various services relating to the crown lands in consideration for a fee from us. This agreement has a term equal to the term of the Crown licenses, including renewal terms.

All forest operators on Crown lands are accountable for their activities on these lands under the Crown licenses. These provincial licenses generally include provisions for royalty fees (or stumpage charges), levy fees for reforestation and silviculture and sublicensing certain amounts of the annual allowable cut to third parties. The provinces have various legislative programs governing utilization of their forest resources. These programs change from time to time, resulting in changes in land tenure and cutting rights. The major tenure agreements with the provinces are for terms of 20 to 25 years, with renewal provisions. Provincial regulations specify the harvesting and reforestation obligations and set the stumpage price. Restrictions on harvesting have increased over the past several years as a result in an increase in the number of acres protected for wildlife habitat and conservation purposes.

We participated in the American Forest and Paper Association's Sustainable Forestry Initiative (SFI) program and all of our Crown timberlands are SFI certified. To obtain certification, one must demonstrate a commitment to forest sustainability including sound management planning and the protection of wildlife habitats and water quality. We were the first company in Canada to achieve SFI certification in our woodlands in 2000, and the first to apply the SFI label to our products. Our sawmills in New Brunswick and Maine became the world's first lumber manufacturers to be certified under the SFI program in 2002.

Sales and Marketing

Paper Segment

Paper

We are a leading supplier of value-added specialty packaging and printing papers, other freesheet papers, specialty groundwood papers and light weight coated groundwood papers. The following table shows the approximate distribution of 2006 sales by end-use of paper marketed by us from our East Papers and Gorham paper mills.

Paper Distribution of Sales by End Product (2006 Shipments)

Specialty packaging papers	8%
Specialty printing papers	47%
Other freesheet papers	12%
Specialty groundwood papers	18%
Light weight coated papers	9%
Towel	6%

We currently produce a broad range of value added specialty packaging and printing products. We have actively grown our specialty packaging and printing business by over 75% from 207,000 tons in 1998 to 362,000 tons in 2006. We have accomplished this as a result of our capabilities in research and product development; excellent customer service and technical support; and our versatile manufacturing platform. In our specialty printing paper grades we differentiate our products in the marketplace by focusing on lightweight grades that are technically challenging to manufacture. We target smaller niche markets that have less competition and that complement our machine capacities and capabilities. In our groundwood business, we produce both coated and uncoated specialty grades including high bright groundwood grades that complement our fine paper product offerings in the financial printing segment of the market. We sell substantially all of our paper products in the United States and Canada. In 2006, our top five customers for specialty packaging and printing papers as a group accounted for 47% of our paper sales with our largest customer accounting for 17% of paper sales.

Our paper sales office is located in Portland, Maine and we have 24 sales and marketing staff dedicated to our paper business. Our customer service department, located in Madawaska, Maine, has 16 qualified and trained service technicians, logistics and customer service personnel who complement our direct sales force.

Specialty packaging papers

The specialty packaging business works with our customers to develop coatings, barrier treatments, finishes, weights, and other performance characteristics to meet the needs of specific end use markets. This business relies on its direct sales team and marketing organizations to sell its products into market segments with the following applications: pet food packaging papers, barrier treated packaging and other consumer packaging applications. We believe we are recognized as a leading specialty paper manufacturer and we enjoy the number one market position in the pet food packaging segment.

The specialty packaging business relies on a team of direct sales representatives and customer service representatives to market and sell approximately 99% of its sales volume directly to customers and converters. In 2006, only 1% of sales of the specialty packaging business were made through industrial distributors.

The specialty packaging business has over 35 customers of which 97% are located in North America.

Specialty printing papers

Our specialty printing paper business focuses on the production of lightweight opaque papers and technical papers including technical printing base papers, thermal base papers, sugar packet papers, carbonless base papers, stamp and chart papers, flame retardant papers, pressure sensitive labels, wet strength, thermal transfer papers and release papers. Lightweight opaque papers are used primarily in financial printing, religious printing, reference publishing, pharmaceutical inserts, educational publishing and book publishing. Our branded products in these and other freesheet markets are well recognized and include FRASER SNOWLAND™, SNOWLAND OPAQUE™, SNOWBRITE™, CUSTOM PLUS™ PHARMOPAQUE™, SNOWCOTE, FRASER TRADEBOOK, GORHAM OPAQUE, and WILDCAT. We believe that we hold the leading positions in financial printing and pharmaceutical applications in North America.

Thermal base papers are used to produce lottery tickets, point of sale register tapes, carbonless papers and for label facing applications. We believe we also hold a leading position in the thermal base papers segment.

Specialty printing papers primary markets are affected by general economic conditions such as the level of employment, corporate merger activity, retail activity and expenditures on print advertising. Other markets segments, such as polyextruded base paper used in consumer applications like sugar packets, are relatively stable. Price competition is less common in most of the segments served by the specialty papers business; however, this is under pressure from recent trends of using film and other lower cost substrates instead of paper in some applications.

Customers of the technical papers typically convert and transform base papers into finished rolls and sheets by adding adhesives, coatings and finishes. Such transformed product is then sold to end-users.

Several of the smaller customers of the specialty packaging business have been acquired by larger multinational corporations with multiple manufacturing locations. These larger organizations have implemented global purchasing strategies which has given them increased leverage in price negotiations.

The specialty printing business sells its products through our sales and marketing organization primarily in three channels: authorized paper merchants, paper brokers and direct sales. Merchant and broker sales account for approximately 51% of our customer base in the specialty printing business. Fraser Papers focuses on strategic customer relationships with larger consumers including end users and printers.

Other freesheet papers

Other freesheet papers include book papers, offset papers, tablet and other commodity grades. These grades represent commodity products where many competitors operate much larger manufacturing facilities than Fraser Papers. In recent years, prices for these products have been strong which allowed us to participate in these markets profitably. Fraser Papers' strategy however, is to reduce our exposure to these commodity grades.

Demand for commodity freesheet papers is highly cyclical and dependent on general economic conditions. Demand for these grades has declined over the past several years due to a higher use of electronic media and communication.

Other freesheet products are sold directly to end-use customers or through paper merchants and brokers. In 2006, approximately 81% of these papers were sold through merchants or brokers.

The five largest customers of other freesheet papers represented approximately 53% of total sales in 2006.

Specialty groundwood papers

Our specialty groundwood papers business focuses on lightweight publishing markets, particularly directory papers and financial printing papers. Through our management of Katahdin, we also market SCA grades for magazine, direct mail and retail insert applications. Technical manufacturing capabilities are important in the production of these lighter basis weight papers. Specialty groundwood papers are sold through merchants or directly to printers and publishers. In 2006, approximately 94% of Fraser Papers' specialty groundwood sales were through paper merchants with the remainder shipped directly to printers or publishers. Approximately 48% of Katahdin's paper sales in 2006 were direct to customers.

Demand for specialty groundwood papers is dependent on the trends in corporate finance activity for financial printing grades. Directory grades tend to be somewhat less cyclical. Demand for SCA grades is dependent on advertising levels in the print media.

During 2006, our five largest specialty groundwood customers represented approximately 62% of our sales with our largest customer representing approximately 25%. The five largest customers of Katahdin represented approximately 73% of sales in 2006 with the largest customer representing approximately 27%.

Coated groundwood papers

Lightweight coated groundwood papers are produced from a groundwood base sheet and then coated to impart a smooth glossy finish. Coated groundwood papers are generally used in mass circulation publications such as magazines, catalogues, and advertising inserts. Fraser Papers' strategy is to focus on lighter basis weights which are more technically challenging to manufacture. Coated groundwood papers are generally sold to printers or publishers or through paper merchants. In 2006, approximately 91% of paper was sold through paper merchants.

Demand for coated groundwood papers is highly dependent upon print advertising which tends to follow general economic cycles.

Towel

Our towel is used for commercial applications and currently sold through an exclusive distribution relationship with one merchant into local markets in the U.S. northeast.

Market Pulp

Northern bleached hardwood kraft pulp is used by paper mills to manufacture printing & writing paper. In 2006, worldwide demand for hardwood market pulp was estimated to be 22.5 million tonnes of which an estimated 11.7 million tonnes were consumed in North America. In 2006, Western Europe and Asia (excluding Japan) were net importers of approximately 15.5 million tonnes of wood pulp and North America and Latin America were net exporters of 15.5 million tonnes.

Total Fraser Papers pulp production in 2006 amounted to 263,000 tonnes, including production of 30,000 from Berlin prior to its closure in April 2006. Of this production, about 89,000 tonnes were used by our fine paper business. The balance of the pulp mills' output was sold to third-party paper mills in the United States, Canada and Europe via direct sales agreements and sales on the open spot market. Approximately 65% of our total market pulp sales in 2006 were supplied under contract while the remainder was sold on the spot market. We expect to continue to use about approximately 160,000 tonnes of northern bleached hardwood kraft pulp annually in our fine paper business, leaving approximately 70,000 tonnes to be sold to third parties.

Northern bleached hardwood kraft pulp is a commodity product whose price is subject to substantial volatility depending on production capacity and customer demand. Northern bleached hardwood kraft pulp is subject to increasing competition from eucalyptus pulp manufactured in South America.

Lumber

The principal markets for our lumber products are the United States and Canada. Lumber sales within North America are handled by sales staff located at our Ashland, Maine sawmill who sell the lumber primarily through a network of wholesale distributors.

Our top five lumber customers in 2006 accounted for approximately 33% of lumber sales, with our largest customer accounting for approximately 8% of lumber sales.

Transportation

Our paper, pulp and lumber operations are located adjacent to rail lines and major highway connections to both the TransCanada Highway and Interstate routes. Our operations have the flexibility to load their products into various types of road and rail equipment, enabling them to take advantage of the most competitive rates. Distribution arrangements covering rail and ocean transport, terminal handling and storage are in place to provide competitive access to the markets served.

Competition

Paper

Our paper business competes in the North American paper market with both large and small competitors including Domtar Inc., Wausau Papers, International Paper Company, Glatfelter, Abitibi-Consolidated, Catalyst Paper Corporation, Stora Enso and UPM Kymmene. The paper industry in North America has generally been consolidating since the 1990s as competitors make acquisitions to achieve greater scale which allows for synergistic cost savings and rationalization of capacity. In the past five years, significant capacity of printing & writing papers has been permanently shut or idled in North America. During this period, very little greenfield and brownfield development has taken place to replace these capacity closures. We believe that the primary bases of competition in our markets are selling price, product quality and customer service. There are other factors that we believe are key to being competitive in certain paper products. For example, because there is typically a lengthy process of developing and qualifying a specialty packaging grades for a particular customer or use, once these papers are developed, the value of supply continuity and technical support makes customers reluctant to switch suppliers. In our specialty printing papers, brand marketing and delivery logistics are additional sources of competitive advantage as order sizes can be small and customers are widely dispersed. Technical capabilities are also a competitive advantage in the lightweight opaque grades.

Through 2003, imports of paper products (particularly groundwood grades) to North America increased due to large capacity increases in Europe and a strong U.S. dollar. However, a weaker dollar and stronger Euro since 2004 has led to a stabilization of European imports and has created cost pressures for European exporters into the North American markets. Significant capacity additions in fine paper are underway in China and other parts of Asia and it is still uncertain whether this capacity will be absorbed by growth in demand locally or directed at export markets. The paper sector in general remains subject to the threat of substitution from electronic communication media as advertisers and consumers migrate to the internet and other forms of digital information, communication, storage and retrieval.

Market Pulp

Our market pulp business supplies pulp to North America and Europe and competes on a global basis. Examples of our competitors include Aracruz Cellulose, Koch Cellulose (Georgia Pacific), Domtar and Smurfit-Stone. Market demand for pulp is a function of paper production in the principal markets of Europe, the United States, Japan, Asia and Canada and suppliers compete to satisfy this demand on the basis of price, quality and service. Pricing for hardwood kraft pulp is highly cyclical. Current prices may be nearing their cyclical peak but there is an overall downward pricing trend as a result of significant low cost capacity expansions announced by eucalyptus pulp producers in South America and Asia. In 2006, we saw an increase in the price differential between softwood and hardwood kraft pulp. Supply of softwood kraft pulp has been relatively flat as compared to the significant increases in hardwood capacity

Lumber

Our lumber business competes with other regional lumber producers such as J.D. Irving, Tembec, Abitibi-Consolidated and Domtar. Competition in the lumber market is based primarily on price as most lumber is sold at spot market prices in major market centers. The reference market for our lumber business is the Boston market. Lumber mills can differentiate themselves by being located closer to markets and therefore saving transportation costs. We believe that our mills are well located to deliver into northeastern markets. Some regional competitors have announced plans to consolidate the northeastern sawmill industry although to date no significant transactions have occurred.

The market for wood chips in the northeast region has become supply constrained over the past few years. Despite pulp mill closures in the region, chip supply has tightened as production from regional sawmills is lower due to lumber mill downtime resulting from weak housing markets.

Raw Materials and Energy

We believe that other than the raw materials discussed below, the raw materials that we must purchase for our operations are readily available from several sources and that the loss of a single supplier would not jeopardize or put our manufacturing operations at risk. An adequate supply of water is needed to manufacture our products. We believe that there is an adequate supply of water for this purpose at each of our manufacturing locations.

Paper

Wood pulp is the primary fibre used to produce our paper products. We are an integrated paper producer and we produce sulphite, groundwood, and northern bleached hardwood kraft pulp at our integrated pulp mills for our internal consumption. In addition, we purchase approximately 65,000 tonnes of northern bleached softwood kraft pulp each year from suppliers who have the ability to meet our specifications. Generally, softwood pulp is widely available on the open market. Other significant raw material inputs include dyes, fillers and other chemicals. We purchase these products from various suppliers on short-term and long-term contracts.

A significant amount of specialty latex products are used in the manufacture of specialty packaging papers, which we source under long-term contracts. As an interruption in supply of certain latex products to our specialty packaging business could materially impact production of certain specialty packaging grades, we use multiple supply sources.

The steam and electricity needed to operate our paper machines is generated internally by burning biomass and other fuels and our internal supplies are augmented with market purchases of oil, biomass and power.

Pulp

Hardwood logs and wood chips are the primary raw material used by our market pulp mill in Thurso, Quebec. At Thurso, we access 25% of our log and chip needs from our provincial cutting rights (CAAF) and 75% is purchased on the open market from local sawmills, wood marketing boards and private woodlot owners. While we believe there is adequate log and chip supply for this mill, the costs of logs and chips have increased in recent years as suppliers often have more than one potential buyer for their wood and are able to raise prices in the market.

Our pulp mill also purchases chemicals and energy. The chemicals consist primarily of commodity chemicals such as sodium chlorate which can generally be obtained from a number of suppliers. The Thurso pulp mill purchases power from Hydro Quebec.

Lumber

Softwood sawlogs of an acceptable size and quality are the critical raw material for our sawmills. In aggregate, our sawmills in Maine and New Brunswick obtain 36% of their sawlog requirements from our Crown lands in New Brunswick or under long-term fibre supply agreements. The remaining 64% is purchased on the open market and our sawmills must compete with other regional sawmills for access to this fibre.

Backlog and Seasonality

Paper

The specialty packaging business generally experiences a steady quarter to quarter shipments flow with a seasonal slowdown in the fourth quarter due to inventory adjustments and customer plant closures during the December holiday season. Notwithstanding relatively steady shipments from quarter to quarter, the order flow for the specialty packaging business is subject to seasonal peaks for several of its products used primarily in the downstream finished goods manufacturing process. To assure timely shipments during these seasonal peaks, the specialty packaging business holds approximately 10% of its annual shipments in inventory. The specialty packaging business also manages these peaks with sales on consignment representing less than 2% of its annual sales. Orders are typically shipped within two to four weeks of receipt of the order; however, the specialty packaging business periodically experiences periods where order entry levels surge and backlogs increase for short periods of time. Raw materials are purchased and manufacturing schedules are planned based on customer forecasts, current market conditions and individual orders for custom products.

The specialty printing business tends to see increased shipments in the first four months of the year primarily due to demand for financial printing grades. Fraser Papers will build inventory through March each year to support increased shipments through May.

Specialty groundwood and coated groundwood shipments see a small increase in the third quarter ahead of the Christmas catalogue season and some weakness in the first quarter due to a slowdown in the printing industry and adjustment of customer inventories. Raw material purchases and manufacturing schedules are planned based on a combination of historical trends, customer forecasts and current market conditions.

Pulp

The market pulp business relies on the activity level of the pulp mills which take 7 to 10 day shutdowns each year for major maintenance, typically in the second or third quarters of the year. Shutdowns for maintenance and capital projects are sometimes taken in other quarters, resulting in a variation in quarter to quarter pulp shipments. Customer order patterns are consistent, except for a moderate reduction in European orders in the summer. In North America, orders are generally placed one month in advance, while European orders are based on a three month rolling forecast. Asian buying patterns have been historically erratic as opportunistic buying behaviour has often impacted global pulp markets.

Lumber

The lumber business is seasonal with demand peaking late in the first quarter and through the second quarter as the construction cycle begins its spring and summer activity. Activity slows in December and January as the annual construction cycle comes to an end.

Research and Development

Our main product research and development laboratory is located in Madawaska, Maine. This facility supports our strategy of developing new products and new technologies while supporting our existing product lines. The specialty packaging and printing papers businesses have continually invested in product research and development supported by our laboratory in Montréal, Quebec and at our mills, with 38 new specialty products developed in 2006.

In addition, we participate in and perform contract work at a number of research organizations including the Pulp and Paper Research Institute of Canada and at various universities.

Environment, Health and Safety

Our operations are subject to federal, state, provincial and local laws, regulations and ordinances relating to various environmental, health and safety matters. Our operations are in compliance with, or we are taking actions designed to ensure compliance with, these laws, regulations and ordinances. However, the nature of our operations exposes us to the risk of claims concerning non-compliance with environmental, health and safety laws, regulations and standards, and there can be no assurance that material costs or liabilities will not be incurred in connection with those claims.

During 2005, the Occupational Safety and Health Administration ("OSHA") conducted investigations into a fatality at our mill in Madawaska, Maine and our accident recordkeeping procedures. As a result of these investigations, Fraser Papers paid fines totaling $183,500 in 2005. Appropriate steps have been taken to implement all recommendations made as a result of the investigation.

During 2004, we were charged with a violation under the New Brunswick Clean Air Act. In 2006, we paid a fine of C$8,000.

We will continue to incur, capital and operating expenditures in order to comply with environmental, health and safety laws, regulations and standards. We believe that our future costs of compliance with these laws, regulations and standards, and our exposure to liability for environmental, health and safety claims, will not have a material adverse effect on our financial position. Future events, such as changes in existing laws and regulations, or discovery of contamination at sites owned, operated or used by us may give rise to additional costs which could have a material adverse effect on our financial position, results of operations or liquidity.

From 1998 to 2004, we incurred significant capital expenditures necessary to meet legal requirements and otherwise relating to the protection of the environment at our facilities in the United States and Canada. We have no significant planned capital expenditures relating to environmental, health and safety matters for 2007.

We have an environmental, health and safety audit system and all of our facilities are audited on a three year cycle measuring our performance against targets in six areas: environmental, health and safety management systems, impact minimization, stakeholder needs, risk management and compliance. To comply with environmental regulations, a total of over 24,700 measurements of air and effluent emissions were performed during 2006 resulting in an overall compliance rate of 99.99% achievement.

Fraser Papers continuously reviews and modifies the safety management systems at each of our facilities and remains committed to achieving world-class safety performance. In 2006, our OSHA recordable rate was 6.08 compared to 6.94 in 2005.

Human Resources

At December 31, 2006, Fraser Papers employed approximately 2,600 people at manufacturing facilities in the United States and Canada. Approximately 64% of these employees are represented by labour unions.

The Communication, Energy and Paperworkers Union ("CEP") represents workers at the Edmundston and Thurso mills. The United Steel Workers ("USW") represents workers at Madawaska and Gorham. The lumber mill employees at Plaster Rock are represented by the New Brunswick Regional Council of Carpenters, Millwrights and Allied Workers.

Effective February, 2005, a new four year agreement was ratified by employees at the Plaster Rock lumber mill. The agreement provides for wage increases of 2.5% per year in each year of the agreement.

The collective agreement with the CEP in Edmundston expired June 30, 2004. Negotiations for a new five-year agreement were completed in May, 2005. The agreement is in line with the industry pattern negotiated in 2004. The new agreement provides for wage increases totaling 11% over the term of the contract and a ten-year freeze on negotiations of pension enhancements.

In September 2004, the employees of the Thurso pulp mill agreed to amend the language of the collective agreement in order to proceed with the reduction of 46 permanent unionized positions. An agreement was also reached to extend the present collective agreement, which expired November 30, 2004 to June 30, 2005 with no increase in wages or benefits. In 2006, we reached a four year agreement with the CEP from June, 2005 to April, 2009 covering approximately 300 employees.

There are no collective agreements expiring in 2007.

Risks of the Business

The principal risks to Fraser Papers' businesses include those that would be generally expected of an internationally diverse, capital intensive manufacturing and distribution business. They include:

The paper and forest products industry is highly cyclical and prices of, and demand for, our products may fluctuate significantly based on factors outside of our control.

Many of the products we produce are commodities that are widely available from other producers. Even our products that are not commodities, such as our specialty papers, are susceptible to commodity dynamics. Because commodity products have few distinguishing qualities from producer to producer, competition for commodity products is based to a large degree on price, which is determined by supply relative to demand. As a result, we may have little influence over the timing and extent of price changes.

Demand for our products is correlated to global economic conditions. Periods of economic weakness, reduced spending by consumers and businesses can result in decreased demand for our products, resulting in lower product prices and, possibly manufacturing downtime. Demand for our paper products used in publishing, advertising and financial printing have been and will continue to be particularly sensitive to economic trends. In the past, the markets for our products have been characterized by periods of excess product supply due to many factors, including additions to industry capacity, increases in industry production, periods of insufficient demand, and reduced inventory levels held by customers. As a result, the prices for all of our products are driven by a number of factors, many of which are outside of our control.

Historically, changes in demand based on economic and market shifts, fluctuations in production capacity and changes in prices of raw materials and energy have created cyclical changes in prices, sales volume and margins. Prices and demand for our paper, pulp and lumber products have fluctuated significantly in the past and may fluctuate significantly in the future. Any prolonged or severe weakness in the market for any of our principal products would adversely affect our business, financial position, results of operations and cash flows. Besides impacting our revenues, cash flows and earnings, weakness in the market prices of our core products will also have an effect on our ability to attract additional capital to finance our operations, the cost of that capital and the value of our assets.

Intense competition could adversely affect our operations.

The paper and forest products industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. The principal market for our products is the United States where we compete with North American and, for many of our products, European, Asian and South American producers. Many of our competitors have greater financial resources than we do and many of the mills operated by our competitors are lower cost facilities than the mills we operate.

Our competitive position is influenced by a large number of factors including:

- the availability, quality and cost of fibre and labour;
- the cost of energy;
- our ability to reduce manufacturing costs by achieving high plant efficiencies and production rates;
- our ability to attract and maintain long-term customer relationships;
- the quality of our products and customer service; and
- foreign currency fluctuations.

Some of our competitors have lower energy, fibre and labour costs and fewer environmental and governmental regulations to comply with than we do. Some of our competitors possess more efficient equipment affording them lower manufacturing costs. Others are larger in size, allowing them to achieve greater economies of scale. If we are unable to compete successfully our revenue may decline, which could have a material adverse effect on our business, financial position, results of operations and cash flows.

The availability of, and prices for, wood fibre significantly impacts our business.

Wood fibre is our principal raw material. In recent years, approximately 40% of our timber requirements, including timber used in exchange for our fibre requirements, has been sourced through timber supply and forest management agreements in Canada and sustainable Crown licenses with Canadian provincial governmental authorities held directly by us. The Crown licenses are granted for periods of up to 25 years. These Licenses are subject to renewal every five years which further extends their term. In New Brunswick, the current Crown Timber Licenses expire in 2027 and are up for renewal in 2007. The availability of, and price for, wood fibre from this timber supply is subject to change. Crown licenses include provisions for royalty fees (or stumpage charges) and levy fees for reforestation and silviculture that could be materially increased through amendments to legislation or regulatory regime changes. Furthermore, the Crown licenses contain terms and conditions, which could, under limited circumstances, result in a reduction of annual allowable timber that may be harvested by us without any compensation. Additionally, these licenses can be revoked or cancelled for non-performance and there is no assurance that any offer for renewal or extension will contain acceptable terms. To the extent the availability of wood fibre from these sources is reduced, we will be required to increase our purchase of wood fibre on the open market.

Approximately 32% of our wood fibre requirements are met through long-term fibre supply arrangements or our Crown license arrangements. The remaining 68% of our wood fibre requirements are met by purchasing timber, chips and other wood residues as well as recycled materials on the open market or pursuant to short-term supply agreements in competition with other users of such wood resources. Wood fibre is a commodity, and prices have historically been cyclical due to changing levels of demand and supply. Wood fibre pricing is also subject to regional market influences, and our cost of wood fibre may increase in particular regions in which we operate due to market shifts in those regions. Our more geographically diversified competitors may not be affected by regional price volatility. Any significant increase in wood fibre prices would increase our operating costs and may materially reduce our cash flows. We may be unable to increase prices for our products in response to increased wood fibre costs due to additional factors affecting the demand or supply of these products. Our inability to increase prices for our products in response to increasing wood fibre costs may materially reduce our margins. Additionally, if one or more of our major suppliers of wood fibre stops selling to us, our financial position and operating results may suffer. A lack of access to an internal supply of timber as a result of the recent sale of our freehold timberlands, could limit our flexibility in responding to shortages in wood fibre supply resulting in higher operating costs than our competitors that own timberlands.

Timber harvesting may be limited at any time by natural events, such as forest fires, adverse weather conditions, insect infestation, disease, prolonged drought and other natural and man-made causes, thereby reducing supply and increasing prices for fibre on the open market. These events may also reduce the supply of wood available to us under long-term fibre supply agreements, thereby forcing us to fulfill our fibre requirements through other suppliers.

Environmental litigation, regulatory developments and aboriginal land claims may have an adverse impact on our timber supply in the future.

Certain environmental litigation and regulatory developments have caused significant reductions in the amount of timber available for commercial harvest in the United States. In addition, future legislation and litigation concerning the use of timberlands, the protection of endangered species, the promotion of forest health, and the response to and prevention of catastrophic wildfires could also affect North American timber supplies. Further constraints on the timber supply may be imposed in the future leading to fibre price increases.

In Canada, aboriginal groups have made claims in respect of land governed by Canadian authorities, which could affect a portion of the land covered by our Crown licenses. Any settlements in respect of these claims could lower the volume of timber available to us and could increase the cost to harvest timber on such land. In February 2002, the Cree Nation in Northern Quebec reached an agreement with the Quebec government regarding natural resource management and allocation in the James Bay area covered by the James Bay and Northern Quebec Agreement, a land claims agreement concluded in 1975, notably between the governments of Canada, Quebec and the Cree of James Bay.

In practice, this agreement has significantly reduced timber allocations for some companies and increased operating costs on the lands covered by the agreement. In essence, no activity can take place on these lands without approval of the first nations.

In 2005, the Betsiamites Innu First Nation challenged Crown licenses rights of one paper producer that effectively challenges the validity of the provincial timber allocation system. In short, the First Nation is claiming that no timber can be allocated by government without consulting them. The impact of a negative outcome could have a significant impact on the costs and/or the ability of companies to access fibre on the Crown lands.

In New Brunswick and Quebec, various challenges remain unresolved which could have a negative adverse effect on forest products in the region and Fraser Papers, in particular.

Reductions in the timber that we are able to harvest may force us to increase the proportion of our timber requirements that we purchase on the open market. Further, significant reductions in the amount of timber available for commercial harvest by producers in the regions in which we operate our paper and pulp mills may materially increase the cost of wood fibre. Also, we may not be able to find alternative, comparable suppliers or suppliers capable of providing our wood fibre needs on terms, or in amounts, satisfactory to us. As a result, our business, financial position and operating results could suffer.

Environmental and other government regulations could increase the cost of doing business or restrict our ability to conduct our business.

Our operations are subject to a wide range of general and industry-specific, environmental, occupational health and safety, forestry, labour, tax and other laws and regulations imposed by both Canadian and U.S. authorities. Environmental requirements under such laws and regulations relate to, among other things, air emissions, wastewater discharges, waste management, landfill operations, forestry practices, and site remediation. Compliance with these laws and regulations is a significant factor in our business and we incur, and expect to continue to incur, capital and operating expenditures in order to maintain compliance with these laws and regulations. Future events such as changes in environmental laws and regulations, increasingly strict enforcement of such laws and regulations or the discovery of previously unknown contamination or other liabilities relating to properties owned by us may give rise to additional costs that could require significantly increased capital expenditures which would reduce the funds otherwise available for operations, capital expenditures, future business opportunities or other purposes. For example, lower permitted limits for the emission of carbon dioxide and other greenhouse gases, may require us to reduce production or invest in the installation of additional pollution control equipment.

Furthermore, failure by us to comply with applicable environmental and safety laws and regulations, and the permit requirements related thereto, could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions, any of which could result in significant capital expenditures or reduced results of operations.

We are exposed to currency exchange risk that could have a negative impact on us.

The substantial majority of our sales are denominated in U.S. dollars while a significant portion of our operating costs are incurred in Canadian dollars. Therefore, an increase in the Canadian dollar relative to the U.S. dollar increases our operating costs in U.S. dollar terms, which reduces our operating margins and also the cash flow available to fund our operations. As a result, significant fluctuations in relative currency values could negatively affect the cost competitiveness of some of our facilities, the value of our foreign investments and our financial position. From time to time, we may hedge a portion of our net foreign currency denominated cash flows, consisting primarily of our Canadian dollar-denominated costs, using foreign exchange forward contracts or other derivatives. All derivative contracts are governed by treasury policies which have been approved by our Board of Directors and stipulate, among other things, minimum acceptable counter-party credit ratings.

Fraser Papers measures transactions and reports its financial results in U.S. dollars. For the purposes of financial reporting, any change in the relative value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign currency loss or gain on the translation of any Canadian dollar-denominated monetary assets or liabilities into U.S. currency under Canadian GAAP. It is our policy to enter into foreign exchange forward contracts, or other hedging contracts, so that the gain or loss on these contracts serves to offset any loss or gain on translation of the Canadian dollar-denominated monetary asset and liability into U.S. dollars. Due to timing differences between cash flows associated with derivative contracts and the Canadian dollar-denominated asset or liability, we may not be fully hedged at a given point in time. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.

An increase in the cost of our purchased energy or other raw materials could lead to higher manufacturing costs, thereby reducing our margins.

We are a significant consumer of electricity and fuel oil, the prices of which have been volatile in recent years. We purchase fuel oil from various suppliers at market prices. From time to time, we will enter into short-term, fixed price purchase agreements directly with suppliers to lock in prices. We purchase electricity from government run and private producers of electricity in both regulated and unregulated jurisdictions. Some of this electricity is purchased under long-term supply agreements which may include penalties if these contracts are broken. In the future, changes in the available prices and terms of our energy supply contracts could adversely affect our earnings and financial position.

We do not own or control mills that produce softwood kraft pulp and must buy our softwood kraft pulp through supply agreements or on the open market. We purchase approximately 108,000 tonnes of softwood kraft pulp on the open market each year. If any of these agreements were to be terminated for any reason, or not renewed upon expiration, or if market conditions were to substantially change, we may not be able to find alternative, comparable suppliers or suppliers capable of providing our wood pulp needs on terms or in amounts satisfactory to us. As a result, our business, financial position and operating results could suffer.

Other raw materials that we use include various chemical compounds, including titanium dioxide, peroxide, fluorocarbon, retention aids and dyes. Although not as substantial as our fibre or energy costs, purchases of chemicals comprise a significant portion of our operating costs. The costs of these chemicals have historically been volatile, and pricing is subject to factors beyond our control. Any increase in energy or raw materials costs may reduce our operating margins as we may not be able to increase our prices in response. Any sustained increase in either could have a material adverse effect on our business, financial position and results of operations.

Trade restrictions regarding trade in softwood lumber products between the United States and Canada may have a negative impact on our profitability.

Our lumber operations in New Brunswick and Maine are not directly affected by the recent trade agreement between Canada and the United States regarding softwood lumber. This agreement affectively serves to reduce shipments of lumber from Canada to the United States under certain circumstances. However, as with all managed trade, the existence of the agreement may cause those lumber producers who are affected by the agreement to behave in a manner which is different than they would have in the absence of such an agreement. This conduct could lead to periods of higher supply, lower prices or both. Continued restriction on shipments by Canadian producers into the United States could have a material adverse impact on the profitability of our sawmills in Canada.

Some of our products are vulnerable to long-term declines in demand due to competing technologies or materials.

We have experienced and may continue to experience decreased demand for some of our products as a result of electronic substitution of these products. The growing use of electronic transmission and document storage alternatives has affected market demand for printing & writing papers. U.S. uncoated freesheet demand declined steadily from 2003 through 2006, reflecting the impact of electronic substitution, among other things. The growth in the use of plain paper fax machines and small office printers has slowed dramatically as e-mail deliveries and the electronic storage of documents have become more widely accepted. The growth of internet directories could impact the use of paper-based directories and certain of our specialty packaging grades are subject to substitution by non-paper based competitive products.

In addition, our pulp business must compete with an increasing supply of, and in some cases customer preference for, foreign sources of pulp such as eucalyptus pulps produced in Asia and South America. If we are unable to develop new sources of demand to effectively respond to electronic substitution and changing customer preferences, our financial position and results of operations may be adversely affected.

Our business is subject to many operational risks for which we may not be adequately insured.

Our business is subject to the risks of operating pulp and paper mills and sawmills, such as unforeseen equipment breakdowns, power failures, fires, severe weather or any other event, including any event of force majeure, which could result in material repair or replacement expense and a prolonged shutdown of any of our mills. A prolonged mill shutdown at any of our major facilities could materially adversely affect our business, financial position, results of operations and cash flows. Although we maintain insurance, including business interruption insurance, there can be no assurance that we will not incur losses beyond the limits of, or outside the coverage of, such insurance. From time to time, various types of insurance for companies in the pulp and lumber industries have not been available on commercially acceptable terms or, in some cases, have been unavailable. For example, we do not insure and cannot obtain insurance against certain environmental risks as insurance is not available on commercially acceptable terms. In addition, there can be no assurance that in the future we will be able to maintain existing coverage or that premiums will not increase substantially.

Our mills experience shutdowns that could adversely affect our financial position and results of operations.

In addition to scheduled maintenance shutdowns, depressed commodity prices may cause us to temporarily shut down our mills if product prices fall to a level where mill operation would be uneconomical. Moreover, we may be required to temporarily suspend operations at one or more of our mills to bring production in line with market demand or in response to the market irregularities caused by the trade agreement between Canada and U.S. over softwood lumber trade. During such temporary shutdowns, we must continue to expend capital to maintain the mill and equipment. We may also incur significant labour costs as a result of a temporary shutdown if we are required to give employees notice prior to any layoff or to pay severance for any extended layoff. Furthermore, temporary shutdowns may adversely affect our future access to skilled labour, as employees who are laid off may seek employment elsewhere. Given the costs involved in a temporary shutdown of our operations, we may instead choose to continue to operate those operations at a loss, which could have a material adverse effect on our financial position and results of operations.

In addition, a number of circumstances could cause unexpected production disruptions, including shortages of raw materials, disruptions in the availability of transportation, labour disputes and mechanical or process failures. These mill shutdowns could result in the loss of existing customer relationships and could impact our ability to attract new clients or maintain favourable relationships with suppliers of raw materials.

Mill closures may be for extended periods. In addition, if our mills are shut down, they may experience prolonged startup periods, ranging from several days to several weeks. The shutdown of our mills for a substantial period of time for any reason could have a material adverse effect on our financial position and results of operations.

Work stoppages or other labour disruptions at our facilities could have a material adverse effect on our business.

As of December 31, 2006, we employed approximately 2,600 people at manufacturing facilities in the United States and Canada. Approximately 64% of these employees are represented by labour unions. At December 31, 2006, all outstanding labour agreements had been ratified. There can be no assurance that we will be able to reach agreement with our employees at future contract negotiations without work stoppages by the affected workers or increased operating costs as a result of higher wages or benefits paid to union members. We might also experience a material labour disruption or significantly increased costs at one or more of other facilities, either in the course of negotiating future labour agreements or otherwise. Labour disruptions or increased labour costs could have a material adverse affect on our financial position and results of operations.

We may not have the capital required to maintain our facilities

The production of lumber, pulp and paper is capital intensive. Although Fraser Papers maintains its production equipment with regular periodic and scheduled maintenance, there can be no assurance that key pieces of equipment in Fraser Papers' various production processes will not need to be repaired or replaced. The costs of repairing or replacing such equipment and the associated downtime of the affected production line could have a material adverse effect on Fraser Papers' business, financial position and results of operations.

We are subject to indemnification obligations in connection with our spin-off from Norbord.

In connection with our Spin-Off from Norbord on June 30, 2004 (the "Spin-Off"), we entered into an arrangement agreement with Norbord which contains a number of representations, warranties and covenants, including (a) an agreement by each of the parties to indemnify and hold harmless each other party against any loss suffered or incurred resulting from a breach of a representation, warranty or covenant; and (b) a covenant that each party will not take any action, omit to take any action or enter into any transaction that could adversely impact certain tax rulings received in connection with the Spin-Off, including government opinions and related opinions of counsel and the assumptions upon which they were made.

Should we be found to have breached our representations and warranties or should we fail to satisfy the contractual covenants, we would be obligated to indemnify Norbord for losses incurred in connection with such breach or failure. In addition, under the arrangement agreement, we are required to indemnify Norbord against any loss which it may incur resulting from a claim relating to us, our business or our assets, whether arising prior to or after the completion of the Spin-Off, as well as any loss which Norbord may incur from certain claims arising prior to the completion of the Spin-Off relating to a U.S. corporation formerly named Fraser Papers, Inc. retained by Norbord. An indemnification claim against us pursuant to the provisions of the arrangement agreement could have a material adverse effect on us.

Our expenditures for pension obligations are significant and could be materially higher than we have predicted if our underlying assumptions prove to be incorrect.

We have significant pension liabilities under our defined benefit pension plans. As of December 31, 2006, we estimate that our pension plans' assets were $475 million while our accrued benefit obligations were $588 million, yielding an unfunded liability of $113 million. Our policy is to fund in accordance with all applicable laws and regulations. If actual results differ from our assumptions, cash expenditures and cash costs that we incur in respect of our pension funding requirements could be materially higher, which may have a material adverse effect on our cash flows and liquidity. Moreover, regulatory changes could increase our obligations to provide these or additional benefits.

Our existing indenture and credit agreements contain restrictions that limit our operating and financial flexibility.

The indenture governing our outstanding notes contains covenants that, among other things, limit our ability to:

- pay dividends and/or make distributions or redeem or repurchase stock;
- make certain investments;
- incur additional indebtedness or create liens;
- create dividend or other payment restrictions affecting restricted subsidiaries;
- transfer or sell assets or merge, consolidate, amalgamate or sell all or substantially all of our assets to another person;
- enter into transactions with affiliates;
- enter into sale and leaseback transactions; and
- issue or sell stock of subsidiaries.

The terms of our existing credit and financial commitment agreements contain covenants that, among other things, limit our ability to:

- incur additional indebtedness or grant further encumbrances;
- make certain property acquisition and dispositions or amalgamate or pursue other reorganizations;

- provide financial assistance in the form of guarantees or otherwise to third parties; and
- pay dividends, issue securities and make investments.

Complying with these covenants and restrictions, as well as any restrictions that may be contained in any future debt instruments and other transaction documents, may limit our ability to execute certain transactions. Our ability to comply with these covenants will depend on our future performance, which may be affected by events beyond our control. Our failure to comply with any of these covenants or restrictions when they apply will result in a default under the particular debt instrument or other transaction document, which could permit acceleration of other indebtedness. In an event of default, we may not have sufficient funds to make the required payments under our indebtedness or other obligations.

Additional information on Fraser Papers' business risks is included in the Management's Discussion and Analysis, which is included in Fraser Papers' annual report for 2006.

DIVIDENDS

The Company was established as a separate publicly traded company on June 30, 2004 and has not paid any dividends. There are certain covenants under our borrowing agreements which restrict our ability to pay a dividend. Dividends on Common Shares are declared solely at the discretion of the Board of Directors.

CAPITAL STRUCTURE

As at December 31, 2006 the authorized capital of the Company was as follows:

- *Common Shares:* An unlimited number. Common shareholders are entitled to one vote per share at all shareholders meetings and are entitled to receive dividends if, as and when declared by the Board of Directors.
- *Class A and Class B Preferred Shares:* An unlimited number. Class A and Class B preferred shares are issuable in series. The Board of Directors is empowered to fix the number of shares in, and the designation and attributes of each series which may include or exclude voting rights.
- *Non-Voting Participating Shares:* An unlimited number. The Board of Directors is empowered to fix the number of shares in, and the designation and attributes of each series which may include a preferential dividend or priority in any distribution of assets.

At December 31, 2006, issued and outstanding capital consisted of 29,509,876 Common Shares. There were no other classes of shares outstanding in 2006 or 2005.

DEBT RATINGS

The Company has obtained credit ratings in conjunction with the issuance of $150 million of senior, unsecured notes. The notes have a rating of CCC+ from Standard and Poor's and Caa3 from Moody's Investor Services. Both agencies rank the Company's outlook as negative.

Ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The ratings accorded to debt securities or preferred shares by the rating agencies are not recommendations to purchase, hold or sell the securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. No assurance can be given that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, Fraser Papers is under no obligation to update this annual information form.

Credit ratings are on a long-term rating scale that ranges from AAA to C (in the case of Moody's) and AAA to D (in the case of S&P), which represents the range from highest to lowest quality of such securities rates.

According to the Moody's rating system, debt securities rated Caa are judged to be of poor standing and are subject to very high credit risk. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from AA through CCC in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

According to the S&P rating system, debt securities rated CCC exhibit significant speculative characteristics. Companies issuing these securities are currently vulnerable to default and are dependent upon favorable business, financial and economic conditions to meet their obligations. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.

Further information on the capital resources of the Company are provided in the 2006 Management's Discussion and Analysis.

MARKET FOR SECURITIES

The Company's Common Shares are listed for trading on the Toronto Stock Exchange under the symbol FPS.

From January 1, 2006 through December 31, 2006, the Company's Common Shares traded in a range of between CAD$6.00 and CAD$10.39 per share, ending the year at CAD$6.19. Average daily volume traded during the year was 41,203 shares. The high and low prices and average daily trading volume for each month is summarized below.

Month	High (CAD $)	Low (CAD $)	Volume (Shares)
January	$ 10.39	$ 9.37	34,552
February	$ 9.75	$ 7.11	28,739
March	$ 8.00	$ 7.08	86,025
April	$ 7.60	$ 6.82	37,275
May	$ 7.90	$ 7.01	75,919
June	$ 8.49	$ 7.50	16,003
July	$ 8.22	$ 7.60	7,097
August	$ 7.91	$ 6.75	44,289
September	$ 7.20	$ 6.75	14,194
October	$ 7.20	$ 6.76	11,852
November	$ 6.97	$ 6.00	78,497
December	$ 6.80	$ 6.02	52,513
Full Year	$ 10.39	$ 6.00	41,203

DIRECTORS AND OFFICERS

Directors

The Directors of the Company are set out below. They hold office until the next annual meeting of shareholders or until their successors are elected or approved. Fraser Papers' Board does not have an executive committee. Members of the Board's committees are noted. In addition to those below, Mr. Peter Gordon, President of the Company, will stand for election at the next annual meeting of shareholders.

Name and Municipality of Residence	Principal occupation	Director since
ROBKE B. BRYAN, PH.D. (3) .... Toronto, Ontario	Corporate Director and consultant since 2005; Dean, Faculty of Forestry and Professor of Environmental Sciences, University of Toronto prior thereto.	2005
JACK L. COCKWELL, CA (2) .... Toronto, Ontario	Group Chairman, Brookfield Asset Management Inc. (asset management) since February 2002; President and Chief Executive Officer of Brookfield prior thereto.	2004
PAUL GAGNÉ, CA (1)(2)(5) .... Montreal, Quebec	Chairman, Wajax Income Fund (mobile equipment, industrial components and power systems) since May 2006; Corporate Director since 2002; corporate strategic planning consultant for Kruger Inc. prior thereto.	2004
DOMINIC GAMMIERO .... Mississauga, Ontario	Chief Executive Officer of the Corporation since 2004; President and Chief Executive Officer of Norbord Inc. (panel products) prior thereto.	2004
ROBERT J. HARDING, FCA (4)(5) Toronto, Ontario	Chairman, Brookfield Asset Management Inc.	2004
ALDÉA LANDRY, C.M., Q.C. (1)(3)(4). Moncton, New Brunswick	President, Landal Inc. (consulting).	2004
MARGOT NORTHEY, PH.D. (1)(2)(3).... Victoria, British Columbia	Corporate Director since 2002; Dean, Queen's University School of Business prior thereto.	2004
SAM POLLOCK, CA (3)(5) .... Toronto, Ontario	Managing Partner, Private Equity, Brookfield Asset Management Inc.	2004

(1) Member of Audit Committee
(2) Member of Human Resources Committee
(3) Member of Environment, Health and Safety Committee
(4) Member of Corporate Governance and Nominating Committee
(5) Member of Pension Committee

Brookfield, directly or indirectly, owns approximately 49% of the outstanding Common Shares of the Company.

Executive Officers

Name and Municipality of Residence	Office with Company	Previous occupation
ROBERT J. HARDING, FCA Toronto, Ontario	Chairman	Chairman of Brookfield Asset Management Inc. 1997-present.
DOMINIC GAMMIERO Mississauga, Ontario	Chief Executive Officer	Chief Executive Officer of Norbord Inc. 1999-2004.
J. PETER GORDON Toronto, Ontario	President	Senior Vice President and Chief Financial Officer, 2006, Managing Partner, Brookfield Asset Management Inc. 1998-2006
WILLIAM MANZER Scarborough, Maine	Senior Vice President, Pulp and Paper Operations	Vice President, Operations Fraser Papers Limited, 2003-2005, Vice President, East Papers, prior thereto
GLEN MCMILLAN Toronto, Ontario	Senior Vice President and Chief Administrative Officer	Vice President, Controller and Corporate Secretary of Norbord Inc. 1999-2004.

As of March 27, 2007, the Directors and executive officers of the Company as a group own, directly or indirectly, or exercise control or direction over approximately 650,000 Common Shares of the Company and over none of the voting securities of any of the Company's subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar is:

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, M5C 2W4
Phone: 1-800-387-0825

AUDITORS

Ernst & Young LLP ("E&Y") have prepared an audit report on the audited consolidated financial statements of the Company as at December 31, 2006 and 2005 and for the years then ended. E&Y are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

AUDIT COMMITTEE INFORMATION

The Audit Committee of the Board of Directors (the "Audit Committee") is comprised of three directors, as of March 27, 2007, and the members are: Paul Gagné (Chair), Aldéa Landry and Margot Northey. Each member of the Audit Committee is an independent director and financially literate under the standards established by Canadian securities regulatory authorities in Multilateral Instrument 52-110 – Audit Committees. During 2006, the Audit Committee met six times and each meeting included a session with only E&Y and the members of the Audit Committee. A written copy of the Audit Committee's terms of reference is attached as Schedule A to this Annual Information Form.

Relevant Education and Experience

Paul E. Gagné, CA – Chair

Mr. Gagné is a chartered accountant and has extensive experience with accounting and audit committee functions. He received his CA designation from the Institute of Chartered Accountants of Ontario in 1974. Mr. Gagné is Chairman of Wajax Income Fund, a distributor and service support provider of mobile equipment, industrial components and power systems. He was President and Chief Executive Officer of Avenor Inc., a producer of forest products, from 1991 to 1997. In that role, Mr. Gagné supervised the Chief Financial Officer. He currently serves on or chairs the audit committees of the following publicly traded companies: CAE Inc., Inmet Mining Corporation and Textron Inc.

Aldéa Landry, C.M., Q.C.

Ms. Landry is President of Landal Inc., an organizational and business development firm, and of J.F.L. Arbitration Services Inc. She is also a director of, The Shaw Group Ltd., the Oxford Frozen Foods Advisory Board, the Canadian Council on Learning and a member of the Security Information Review Committee and of the Atlantic Provinces Economic Council. Ms. Landry is a former cabinet minister and deputy premier of New Brunswick. In addition to studying accounting in law school, Ms. Landry has acquired relevant education and experience while serving as a member of audit committees, on private boards and crown corporations and through attending continuing education seminars.

Margot Northey, Ph.D.

Dr. Northey, a corporate director, held the role of Dean, Queen's University School of Business from 1995 to 2002. In that role, Dr. Northey was responsible for reviewing and assessing large, diverse private programs related to the School of Business. Dr. Northey is a director of Norbord Inc., Alliance Atlantis Communications Inc., Wawanesa Insurance, British Columbia Transmission Corporation and Nventa Biopharmaceuticals Corporation. She has acquired considerable relevant education and experience while serving as a member of various audit committees of public companies over the past five years. Currently, she serves on the audit committees of Wawanesa Insurance and Alliance Atlantis. Previously, she served on the audit committee of Laurentian Bank.

Pre-approval Policies and Procedures

The Audit Committee has adopted a policy regarding the provision of non-audit services by the Company's external auditors. This policy requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services. It also specifies a number of services that the Company's external auditors cannot perform, including the use of its external auditors for financial information system design and implementation assignments.

External Auditor Service Fees

The following table sets forth the fees billed by E&Y to the Company for the past two years.

	Fees Paid	
	2006	2005
Audit services	$535,000	$520,000
Audit-related services	$184,000	$170,000
Taxation services	$10,000	$2,000
Other non-audit services	$15,000	$14,000
Total for all services	$744,000	$706,000

Description of Services:

Audit services include the audit of the annual financial statements of the Company and its subsidiaries and the review of the Company's unaudited interim financial statements.

Audit-related services include audits of the Company's pension plans, interpretation of accounting and reporting standards, comfort letters associated with offering documents and internal control reviews.

Taxation services consist of tax compliance services.

Other non-audit services consist of translation services and compensation consulting services.

In addition to the fees received from the Company in 2005, E&Y received fees from Acadian of C$500,000 related to the initial public offering of Acadian. Acadian was formed on December 15, 2005. The Company was the promoter of Acadian.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

On January 30, 2007, the Company announced that it had entered into an agreement to acquire Katahdin from Brookfield for $80 million, subject to an adjustment for working capital on closing. The transaction is expected to close in April 2007 and is subject to approval of a special committee of the Board of Directors, the full Board of Directors and the disinterested shareholders of the Company.

The Company has invested $10 million in convertible term preferred units of Katahdin, a wholly-owned subsidiary of Brookfield. Katahdin operates two paper mills in Maine. The units earn a preferential cumulative distribution of 5% per annum and are convertible into common equity units of Katahdin. In addition, a wholly-owned subsidiary of the Company (the "lessee") has leased certain productive equipment owned by Katahdin. The amount of the lease payments are determined with reference to the profits generated by those assets such that all of the profits earned by the lessee on those assets, net of a management fee, are remitted to the lessor as a lease payment. During 2006, the lessee earned $8 million after all lease payments to the lessor.

In January of 2006, the Company sold its timberlands in New Brunswick to Acadian, a newly formed income fund, for net proceeds of approximately $125 million, including cash of $94 million and $31 million of securities. The securities are convertible into 3,613,780 units of the Fund, representing a 22% interest on a fully-diluted basis, and are entitled to the same rights as units of the Fund. The Company's investment entitles it to regular cash distributions to the extent that Acadian declares them. The Company has also entered into a fibre supply agreement and Crown lands services agreement with Acadian. The fibre supply agreement has a term of 20 years, with an option to extend the agreement for a further 5 years. Brookfield also owns a significant retained interest in Acadian and provides asset management services to the Fund.

Fraser Papers purchases goods and services from Brookfield and its affiliates. During 2006, Fraser Papers purchased approximately $10 million of goods and services, including electricity, wood fibre, forest consulting and financial services from Brookfield and its affiliated companies. During 2006, Fraser Papers sold $3 million of goods and services to Katahdin.

During the second quarter of 2005, the Company exercised its option to acquire a cogeneration plant in New Hampshire from an affiliate of Brookfield for $34 million. Prior to the acquisition, the Company purchased all of the output of the facility under a tolling agreement. By acquiring this facility, Fraser Papers removed Norbord from its guarantee of amounts owing under the tolling agreement.

A subsidiary of Brookfield had provided the Company with a revolving credit facility in the principal amount of $83 million, repayable at any time without penalty. During the first quarter of 2005 the Company repaid the $75 million outstanding on the facility. The facility was then cancelled. In addition, Brookfield has provided the Company with a facility with a notional amount of $150 million to enter into forward foreign exchange contracts as part of the Company's hedging activities. At December 31, 2006, the Company has entered into forward foreign exchange contracts of C$57 million under this facility.

During 2005, the Company maintained interest-bearing deposits with an affiliate of Brookfield on a demand basis. The interest earned on the deposits was at market rates. At December 31, 2006, the Company had no deposits outstanding.

MATERIAL CONTRACTS

Since January 1, 2006, Fraser Papers has entered into the following material contracts, other than in the ordinary course of business:

- Purchase Agreement related to the acquisition of Katahdin Paper.
- Offer to Purchase up to $66 Million in Principal Amount of 8.75% Senior Unsecured Notes due March 15, 2015.
- FP Acquisition Agreement related to the sale of our New Brunswick timberlands to Acadian.
- The Exchange Agreement related to our investment in Acadian.
- The Underwriting Agreement related to the establishment of Acadian.
- Asset Purchase Agreement related to the sale of the Paperboard Operations.
- Indenture related the issuance of 8.75% senior unsecured notes.
- Asset Purchase Agreement related to the sale of our Midwest Operations.

See also "General Development of the Business: Changes in the Business since 2004". All of these contracts are available for viewing at www.sedar.com.

FORWARD-LOOKING INFORMATION

This report contains forward-looking information and statements relating but not limited to, operations, anticipated or prospective financial performance, results of operations, business prospects and strategies of Fraser Papers. Examples of such statements included in this document include, but are not limited to, the expected improvements in results following divestitures and other initiatives, expected changes in significant cash flows, strategic and operational intentions and others.[to review for forward looking words]

Forward-looking information typically contains statements with words such as "consider", "would", "could", "can", "may", "might", "will", "believe", "expect", "estimate", "likely" or similar words suggesting future outcomes. In addition, forward-looking statements may reflect the outlook on future changes in volumes, prices, costs, estimated amounts and timing of cash flows. Forward-looking statements may also reflect the possible effects if certain future events were to occur, as discussed in the "Risks of the Business" section of this document. They may also reflect other expectations or beliefs, objectives or assumptions about our market and competitive position and about future events or performance, based on information currently available. Readers should be aware that these statements are subject to known and unknown risks, uncertainties, assumptions that may prove to be incorrect and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

The significant risks that could impact our business and our future performance are discussed in the "Risks of the Business" section of this document as well as Fraser Papers' Annual Report and other filings with Canadian securities regulatory authorities. The Company cautions that the list of risks and factors discussed in those documents may not be exhaustive. Readers should consider those risks, as well as other uncertainties and factors and potential events. Although Fraser Papers believes it has reasonable basis for making the forward-looking statements included in this report, readers are cautioned not to place undue reliance on such forward-looking information.

Fraser Papers undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise. Actual results and future events could differ materially from those anticipated in such statements.

ADDITIONAL INFORMATION

Additional information about the Company and its operations can be found on Fraser Papers' web site at www.fraserpapers.com or on SEDAR at www.sedar.com.

The Management Proxy Circular dated March 29, 2007 contains additional information concerning the Company including Directors' and Officers' remuneration and indebtedness, principal holders of Common Shares and its stock option and share purchase plans. Additional financial information about the Company is included in Fraser Papers' Consolidated Financial Statements for the year ended December 31, 2006 and in the Company's Management's Discussion and Analysis.

APPENDIX A

AUDIT COMMITTEE – TERMS OF REFERENCE

1. ROLE OF AUDIT COMMITTEE

The role of the audit committee (the "Committee") is to assist the board of directors (the "Board") in its oversight of the integrity of the financial and related information of the Corporation including its financial statements, the internal controls and procedures for financial reporting and the processes for monitoring compliance with legal and regulatory requirements and to review the independence, qualifications and performance of the external auditor of the Corporation. Management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them.

2. AUTHORITY AND RESPONSIBILITIES

In carrying out its role, the Committee has the following authority and responsibilities.

(a) **Financial Information and Reporting**

(i) to review and discuss with management and the external auditor, as appropriate:

- the annual audited financial statements and the interim financial statements including the accompanying management's discussion and analysis; and
- earnings guidance and other releases containing information taken from the Corporation's financial statements prior to their release.

(ii) to review the Corporation's financial reporting and accounting standards and principles and any proposed material changes to them or their application.

(b) **Internal Controls** – to review, with the chief administrative officer ("CAO"), the external auditor and others, as appropriate, the Corporation's internal system of audit controls.

(c) **External Audit**

(i) to recommend to the Board, for shareholder approval, the external auditor that will be nominated to examine the Corporation's accounts, controls and financial statements on the basis that the external auditor reports directly to the Committee as representatives of the shareholders of the Corporation;

(ii) to evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor;

(iii) to pre-approve any non-audit services to be provided to the Corporation by the external auditor and the fees for those services;

(iv) to obtain and review at least annually a written report by the external auditor setting out the auditor's internal quality-control procedures, any material issues raised by the auditor's internal quality-control reviews and the steps taken to resolve those issues; and

(v) to review at least annually the relationships between the Corporation and the external auditor in order to establish the independence of the external auditor.

(d) **Risk Management** – to review and monitor the Corporation's major financial risks and risk management policies and the steps taken by management to mitigate those risks.

(e) **Compliance**

(i) to review the Corporation's financial reporting procedures and policies to ensure compliance with all legal and regulatory requirements and to investigate any non-adherence to those procedures and policies; and

(ii) to establish procedures for the receipt and treatment of any complaint regarding accounting, internal accounting controls or auditing matters including procedures for the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

3. COMPOSITION AND PROCEDURES

(a) **Size** – The Committee will consist of a minimum of three directors. The members of the Committee are appointed by the Board upon the recommendation of the corporate governance and nominating committee and may be removed by the Board in its discretion.

(b) **Qualifications** – All members of the Committee must meet the independence and financial literacy requirements of applicable regulatory authorities and at least one member of the Committee must be a financial expert.

(c) **Meetings** – The Committee will meet at least five times a year and a portion of each meeting will be held without the presence of management.

(d) **Review of Financial Statements** – The Committee will review the Corporation's annual audited financial statements with the CEO and CAO and then the full Board. The Committee will review the interim financial statements with the CEO and CAO. The external auditor will be present at these meetings.

(e) **Review of CEO and CAO Certification Process** – In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CAO certifications with respect to the financial statements and the Corporation's disclosure and internal controls, including any material deficiencies or changes in those controls.

(f) **Review of Earnings and Other Releases** – The Committee will review with the CAO any earnings guidance to be issued by the Corporation and any news release containing financial information taken from the Corporation's financial statements prior to the release of the financial statements to the public. In addition, the CAO must review with the Committee the substance of any presentations to analysts or rating agencies that contain a change in strategy or outlook.

(g) **Approval of Audit and Non-Audit Services** – In addition to recommending the external auditor to examine the Corporation's financial statements, the Committee must approve any use of that external auditor to provide non-audit services prior to its engagement. It is the Committee's practice to restrict the non-audit services that may be provided by the external auditor in order to minimize relationships that could appear to impair the objectivity of the external auditor.

(h) **Hiring Guidelines for Independent Auditor Employees** – The Committee will adopt guidelines regarding the hiring of any partner or employee or former partner or employee of any external auditor of the Corporation.

(i) **Audit Partner Rotation** – The Committee will ensure that the lead audit partner assigned by the external auditor to the Corporation, as well as the independent review partner charged with reviewing the financial statements of the Corporation, are changed at least every five years.

(j) **Process for Handling Complaints about Accounting Matters** – The Committee has established the following procedure for the receipt and treatment of any complaint received by the Corporation regarding accounting, internal accounting controls or auditing matters:

(i) The Corporation will make available and make known special mail and e-mail addresses and a telephone number for receiving complaints regarding accounting, internal accounting controls or auditing matters.

(ii) Copies of complaints received will be sent to the members of the Committee.

(iii) All complaints will be investigated by the Corporation's finance staff, as directed by the Committee. The Committee may request that outside advisors be retained to investigate any complaint.

(iv) The status of each complaint will be reported on a quarterly basis to the Committee and, if the Committee so directs, to the full Board.

The Corporation's Code of Business Conduct prohibits any director, officer or employee of the Corporation from retaliating or taking any adverse action against anyone for raising or helping to resolve a complaint.

(k) **Evaluation** – The Committee will conduct and present to the Board an annual evaluation of the performance of the Committee and the adequacy of these terms of reference and recommend any proposed change to the Board for approval.

(l) **Other Matters** – The Committee will conduct reviews, and where appropriate recommend action by the Board, on:

(i) the annual information form to be filed by the Corporation;

(ii) regular reports on outstanding litigation that could have a material effect on the Corporation;

(iii) an annual certificate of the CEO attesting that senior management of the Corporation have received and agreed to be bound by the Corporation's Code of Business Conduct and as to compliance with the Code;

(iv) an annual report on officers' expenses;

(v) an annual report on consulting and legal fees paid by the Corporation; and

(vi) an annual report on the Corporation's insurance coverage and costs.

FraserPapers

FraserPapers

Form 52-109F1 - Certification of Annual Filings

I, Dominic Gammiero, Chief Executive Officer of Fraser Papers Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fraser Papers Inc. (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP;

    c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 30, 2007

signed *"Dominic Gammiero"*

Dominic Gammiero
Chief Executive Officer

FraserPapers

Form 52-109F1 - Certification of Annual Filings

I, Peter Gordon, President of Fraser Papers Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fraser Papers Inc. (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP;

   c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 30, 2007

signed *"Peter Gordon"*

Peter Gordon
President
(Principal financial officer)

NEWS RELEASE

FraserPapers

Fraser Papers Announces Temporary Shutdown of Sawmills

(All monetary references are in US dollars unless otherwise noted)

Toronto, ON (April 2, 2007) – Fraser Papers Inc. ("Fraser Papers") (TSX:FPS) announced today the temporary shutdown of its sawmills located in Juniper, New Brunswick, and Ashland, Maine beginning April 2, 2007 due to weak demand. The company expects the shutdown to be for two weeks in Juniper and four weeks in Ashland, depending on market conditions. The Company's sawmill located in Masardis, Maine, will increase production by adding a third shift and employing most of the employees from the Ashland operation. The temporary shutdown of the Juniper mill affects approximately 180 employees.

During the first quarter of 2007, the Company took two weeks of downtime at its sawmills, in Juniper and Plaster Rock, New Brunswick as well as three weeks at the Ashland mill and one week at the Masardis mill. The company noted that construction activity for new housing has decreased considerably from 2006 levels.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contacts:

Peter Gordon
President
(416) 359-8614
pgordon@toronto.fraserpapers.com

Note: This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "expects", "depending", "will", and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, demand for and prices of the company's products, raw material and operating costs and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE

FraserPapers

Fraser Papers Announces Temporary Shutdown of Paper Machine

(All monetary references are in US dollars unless otherwise noted)

Toronto, ON (April 3, 2007) – Fraser Papers Inc. ("Fraser Papers") (TSX:FPS) announced today the temporary shutdown of the company's paper machine (PM) #6 at its East Papers Operation, beginning April 7, 2007, due to weak market conditions. The company expects the shutdown to be two weeks in duration.

PM #6 has a production capacity of approximately 200 tons per day and produces primarily lightweight coated groundwood papers, which are used in magazines, catalogues and advertising inserts.

The company will complete planned maintenance work during the seasonably slow market period.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contact:

Bill Manzer
Senior Vice President, Pulp and Paper Operations
207-523-2364
manzerb@fraserpapers.com

Note: This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "expects", "will", and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, demand for and prices of the company's products, raw material and operating costs and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Rule 12g3-2(b)
Exemption No. 82-34837

FraserPapers

Fraser Papers Inc.

CIRCULAR

Notice of
Annual and Special Meeting of Shareholders
and
Management Proxy Circular
March 29, 2007

TABLE OF CONTENTS

FraserPapers

March 29, 2007

Dear Shareholder:

On behalf of the Board of Directors, I would like to invite you to attend Fraser Papers' Annual and Special Meeting of Shareholders on Wednesday, April 25, 2007 at 2:30 p.m. (Toronto time) at The National Club, 303 Bay Street, Toronto, Ontario. At the Meeting, we look forward to reviewing the business and affairs of the Corporation and asking you to elect directors and appoint auditors for the coming year and to approve certain changes to our stock option plan.

In addition, you will be asked at the Meeting to vote on the proposed acquisition of Katahdin Holdings LLC by Fraser Papers Limited, a wholly-owned subsidiary of the Corporation, from a wholly-owned subsidiary of Fraser Papers' major shareholder, Brookfield Asset Management Inc. The accompanying circular contains important information concerning the acquisition, including details on the deliberations of the Special Committee of directors that recommended approval of the transaction and the independent valuation prepared by PricewaterhouseCoopers LLP.

Following the Meeting, you will have an opportunity to meet the directors and executives who will be pleased to answer your questions.

Along with the Notice of Meeting, Management Proxy Circular, Audited Financial Statements and Management's Discussion and Analysis we also enclose the Form of Proxy, or Voting Instruction Form, depending on whether you are a registered shareholder or if you hold your shares beneficially. I hope you can attend the Meeting and vote in person. However, if you are unable to attend in person, I encourage you to vote as soon as possible, either by telephone, proxy or via the Internet, and to follow the meeting via the webcast which can be accessed from our web-site www.fraserpapers.com.

Yours truly,

Robert J. Harding
Chairman

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual and Special Meeting (the "Meeting") of shareholders of Fraser Papers Inc. (the "Corporation") will be held on Wednesday, April 25, 2007 at 2:30 p.m. (Toronto time) at The National Club, 303 Bay Street, Toronto, Ontario, for the following purposes:

1) to receive the annual report to shareholders, including the consolidated financial statements of the Corporation, together with the auditors' report thereon, and Management's Discussion and Analysis for the fiscal year ended December 31, 2006;
2) to elect directors for the ensuing year;
3) to appoint auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors;
4) to consider and, if thought advisable, to approve changes to the Corporation's stock option plan;
5) to consider and, if thought advisable, to approve the acquisition of all of the issued and outstanding units of Katahdin Holdings LLC by Fraser Papers Limited, a wholly-owned subsidiary of the Corporation, from a wholly-owned subsidiary of Brookfield Asset Management Inc.; and
6) to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Management Proxy Circular accompanying this Notice provides additional information relating to the matters to be dealt with at the Meeting.

Registered shareholders who are unable to attend the Meeting in person or who wish to vote in advance of the Meeting are invited to vote by signing and returning the enclosed form of proxy in the envelope provided for that purpose. Proxies to be used at the Meeting must be deposited with Fraser Papers Inc. c/o ADP Investor Communications, Proxy Department, 5970 Chedworth Way, Mississauga, Ontario L5R 4G5 no later than 5:00 p.m. (Toronto time) on Monday April 23, 2007 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned Meeting. Shareholders may also vote by telephone or via the Internet. Instructions for telephone and Internet voting are located on the form of proxy. Non-registered shareholders will be provided with voting instructions by the intermediaries who hold the shares on their behalf.

By Order of the Board of Directors

GLEN MCMILLAN
Senior Vice President
and Chief Administrative Officer

Toronto, Canada

March 29, 2007

SUMMARY

The following is a summary of certain information contained elsewhere in this Management Proxy Circular (the "Circular"). This summary is qualified in its entirety by the more detailed information appearing elsewhere in the Circular, including in the Appendices to this Circular. It is recommended that Shareholders read this Circular and consult with their own legal, financial, tax and other professional advisors with respect to the matters to be acted on at the Meeting.

THE MEETING

Time, Date and Place of Meeting

The Annual and Special Meeting (the "Meeting") of shareholders (the "Shareholders") of Fraser Papers Inc. (the "Corporation" or "Fraser Papers") will be held on Wednesday, April 25, 2007 at 2:30 p.m. (Toronto time) at The National Club, 303 Bay Street, Toronto, Ontario.

Purpose of the Meeting

The purpose of the Meeting is to receive the annual report, elect directors, appoint auditors and authorize the directors to fix their remuneration, to consider and, if deemed advisable, to pass a resolution approving certain changes to the Corporation's stock option plan, and to consider and, if deemed advisable, to pass a resolution approving the proposed acquisition by Fraser Papers Limited ("FPL"), a wholly-owned subsidiary of the Corporation, from Brascan (US) Corporation ("BAM"), a wholly-owned subsidiary of Brookfield Asset Management Inc. ("Brookfield") of all of the issued and outstanding common units (the "Units") of Katahdin Holdings LLC ("Katahdin Holdings"), the owner of Katahdin Paper Company LLC ("Katahdin").

The business of Katahdin Holdings and its subsidiaries (the "Acquired Business") is primarily comprised of a directory papers business with 250,000 tons per year of production capacity and the Millinocket Mill, a 180,000 tons per year supercalendered ("SC") paper business serving customers in the retail insert, catalogue and magazine market. The purchase price for the Units is $80 million, subject to an adjustment based on working capital at the time of closing.

Immediately prior to the purchase of the Units, Katahdin will transfer the papermill owned by it on the date hereof, located in Millinocket, Maine, including all of the fixed assets and personal property used in the operation of such papermill (the "Millinocket Mill"), to BAM which will in turn contribute the Millinocket Mill to a newly formed limited liability company ("Newco") the interests in which will be owned by BAM and Katahdin Holdings. Following such transfer and the purchase of the Units, FPL will indirectly through Katahdin Holdings acquire all of the voting interests in Newco and BAM will retain a non-voting interest in Newco. The acquisition of the Units, including the indirect acquisition of the interest in Newco, is referred to as the "Acquisition".

THE ACQUISITION

General

FPL proposes to acquire all of the issued and outstanding Units.

See "Acquisition of Katahdin".

Purchase Agreement

Pursuant to the purchase agreement dated January 30, 2007, as amended on March 29, 2007, (collectively, the "Purchase Agreement"), BAM will transfer all of the Units to FPL in consideration for the purchase price of $80 million, subject to adjustment based on whether actual working capital on the closing date is greater than or less than $30 million. BAM will retain a non-voting interest in Newco, the entity that will be the owner of the Millinocket Mill at closing, which will entitle BAM to certain distributions of distributable cash flow from Newco.

Under the terms of the Purchase Agreement, BAM has provided FPL with certain representations and warranties. These representations and warranties survive indefinitely following the Acquisition closing date. The Purchase Agreement also includes certain limited covenants, conditions, indemnities and other provisions which are customary for transactions of this nature where the purchaser has managed the assets being purchased.

Subject to the approval of the Minority Shareholders at the Meeting, the closing of the Acquisition is expected to occur on or about April 30, 2007.

See "Acquisition of Katahdin — Purchase Agreement".

Reasons for the Acquisition

Management believes that the Acquisition is an attractive opportunity for the Corporation because it is consistent with its business strategy; the Acquisition is done at an attractive valuation and in a structure that is appropriate for the transaction; and because it involves a business and assets that are well known to Fraser Papers. In addition, management believes that Katahdin can generate returns in excess of the Corporation's targets.

See "Acquisition of Katahdin — Reasons for the Acquisition".

Selected Financial Information for Katahdin

During the year ended December 31, 2006, Katahdin generated a net loss of $35.4 million, including negative EBITDA of $15.0 million. EBITDA in 2006 was negatively impacted by the cost of using BTMP pulp as compared to using groundwood pulp produced on site. In addition, machine efficiencies were below targeted levels. Management estimates these items negatively impacted EBITDA by approximately $14.7 million.

Management believes historical results do not adequately reflect the future earnings potential of the Acquired Business for the following additional reasons:

- *Pricing for directory papers is under long term contract.* Katahdin has signed contracts for more than 75% of directory capacity through December 2008 at prices which are approximately 3 to 13% higher than those realized in 2006.
- *The SC machine has completed the start up phase.* The SC Machine at Millinocket was restarted in June 2004, after being shut down for approximately 16 months. Production volume has been steadily increased to 482 tons per day in 2006. Management believes that continued focus on machine reliability will lead to higher production levels and lower costs per ton of paper produced.
- *SC marketing is focussed on higher margin applications.* The quality of SC papers produced at the Millinocket Mill have improved significantly since it was restarted. During 2006, all papers produced were of SCA or SCA+ quality. Management believes these improvements in quality will allow for a focus on catalogue and magazine applications which tend to attract premium prices and better margins.
- *Increased pulp mill capacity will reduce fibre costs.* Katahdin has committed to complete a $9 million project to increase the capacity of on-site pulp production and eliminate the use of BTMP pulp. Increased on site pulp production is expected to reduce fibre costs.
- *SC paper markets are forecast to grow in future years.* According to RISI, demand for SCA papers is expected to grow at a faster rate than other grades of printing and writing papers.

See "Acquisition of Katahdin — Selected Financial Information for Katahdin".

Recommendation of the Special Committee

The Special Committee, after consultation with its legal and financial advisers and receiving the Formal Valuation and Fairness Opinion, unanimously resolved: (i) that, in its judgment, the Acquisition is on terms no less favourable to the Corporation than those that would have been obtained in a comparable arm's length transaction by the Corporation with a person that is not an affiliate of the Corporation; and (ii) to recommend to the Board that the Acquisition be approved by the Board. The Board of Directors (other than representatives of Brookfield, who abstained) has approved the terms of the Acquisition. The Acquisition remains subject to the approval of a majority of votes cast at the Meeting by Minority Shareholders, receipt of an updated Fairness Opinion prior to closing and the approval of the Board of the final versions of certain agreements to be executed on closing.

See "Acquisition of Katahdin — The Special Committee" and "Formal Valuation and Fairness Opinion".

Formal Valuation and Fairness Opinion

PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") was retained to provide advice and assistance to the Special Committee in connection with its consideration of the Acquisition, including the preparation and delivery to the Special Committee of a formal valuation (the "Formal Valuation") of the Units and an opinion (the "Fairness Opinion") as to the fairness, from a financial point of view, of the Acquisition to Fraser Papers.

PricewaterhouseCoopers has been determined to be independent within the meaning of Rule 61-501 of the Ontario Securities Commission ("Rule 61-501") and Regulation Q-27 of the Autorité des marches des financiers du Québec ("Regulation Q-27").

Based upon and subject to the assumptions and qualifications contained in the Formal Valuation and Fairness Opinion, PricewaterhouseCoopers gave its opinion that: (i) as of January 30, 2007, the fair market value of the Units was in the range of $75.8 million to $91.2 million; and (ii) as of March 29, 2007, the Acquisition was fair, from a financial point of view, to the Corporation.

The Formal Valuation and Fairness Opinion was provided to the Special Committee and the Board solely for the purpose of their consideration of the Acquisition, among other considerations, and to constitute the fairness opinion required by the terms of the Corporation's 8.75% Senior Notes Trust Indenture dated March 17, 2005. Under the terms of the engagement of PricewaterhouseCoopers to provide the Formal Valuation and Fairness Opinion, such opinion may not be used for any other purpose or be relied upon by any other person, including any Shareholder.

The full text of the Formal Valuation and Fairness Opinion, which sets forth the assumptions, qualifications and considerations in connection with the Formal Valuation and Fairness Opinion, is set forth in the attached Appendix C. As indicated in the Formal Valuation and Fairness Opinion, the Formal Valuation and Fairness Opinion must be considered as a whole and selecting portions of PricewaterhouseCoopers' analyses, one or more methodologies or other factors that PricewaterhouseCoopers considered, without evaluating all analyses, valuation methodologies and factors considered as a whole, could lead to a misleading interpretation of the conclusions of the Formal Valuation and Fairness Opinion. Further, the Formal Valuation and Fairness Opinion do not constitute advice or a recommendation as to whether Shareholders should vote in favour of the Acquisition or any other transaction.

See "Acquisition of Katahdin — Formal Valuation and Fairness Opinion".

Required Approval

For the Acquisition to proceed, it must be approved by a majority of votes cast by Minority Shareholders, being Shareholders other than Brookfield and its affiliates, and the directors and senior officers thereof, in accordance with Rule 61-501 and Regulation Q-27.

See "Acquisition of Katahdin — Required Approval".

Form of Resolution

A copy of the form of the Acquisition Resolution is attached as Appendix B to this Circular. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, **to vote such proxy in favour of the Resolution** set forth in Appendix B.

Recommendation of the Board of Directors

The Board of Directors (other than representatives of Brookfield, who abstained), based upon, among other factors, the Formal Valuation and Fairness Opinion and the recommendation of the Special Committee, has unanimously approved the Acquisition and unanimously recommends that Shareholders vote in favour of the Acquisition. Pursuant to the terms of the Indenture, the Board will have to approve the final versions of certain documents to be executed on closing.

See "Acquisition of Katahdin — Recommendation of the Board of Directors".

Katahdin

Katahdin Holdings is a limited liability company formed under the laws of Delaware. On closing of the Acquisition, its principal asset will consist of all of the common units and a substantial portion of the debt of Katahdin, a limited liability company formed under the laws of Delaware. Katahdin was established in 2003 by Brookfield to purchase certain paper assets in Maine. Katahdin owns a mill located in East Millinocket, Maine and an SC paper machine, located at the Millinocket Mill, 11 kilometers away in Millinocket, Maine. At the East Millinocket mill, there are two directory paper machines, a groundwood pulp mill, a recycled paper mill, a 30 MW biomass cogeneration facility and related facilities. A pipeline connects the two sites, carrying groundwood pulp in slurry form from the pulp mill in East Millinocket to the paper machine in Millinocket.

In 2003, Fraser Papers entered into a lease agreement whereby Fraser Papers agreed to manage the assets of Katahdin in exchange for a management fee based on sales by Katahdin. Fraser Papers has earned management fees from Katahdin which have averaged approximately $6 million per year since 2004. In addition, Fraser Papers subscribed for 10,000 redeemable preferred units of Katahdin which are entitled to receive cumulative distributions of 5%. The purchase price for these units was $10 million. To date, $1.6 million in cumulative distributions have been accrued but no distributions have been paid on such units.

Katahdin is a leading supplier of uncoated groundwood papers to directory, catalogue, magazine and retail insert publishers. The markets for the grades of uncoated groundwood paper that Katahdin manufactures are some of the more attractive segments of the paper industry due to their prospects for growth, premium pricing and high added-value. Katahdin has the leading market share in the directory paper market in eastern North America along with a growing share and strategic presence in the market for SC paper, which is used for catalogues, magazines and retail inserts.

See "Information about Katahdin Holdings and Katahdin".

Currency Exchange Rates

Unless otherwise specified, all dollar amounts contained herein are expressed in United States dollars, and references to "dollars or "$" are to United States dollars and references to "C$" are to Canadian dollars. The following table sets forth, for each period indicated, (i) the average rate of exchange for one Canadian dollar in United States dollars in each of the following periods, (ii) the high and low rate of exchange for one Canadian dollar in United States dollars during those periods, and (iii) the rate of exchange in effect at the end of each of those periods, in each case based on the noon buying rates of exchange published by the Bank of Canada. On March 15, 2007, the noon buying rate for one Canadian dollar in U.S. dollars published by the Bank of Canada was C$1.00 = $0.8505. The rates set forth below may differ from the actual rates used in the preparation of the financial statements contained or incorporated by reference herein.

	Year Ended December 31,	
	2006	2005
High	$0.9099	$0.8690
Low	$0.8528	$0.7872
Average(1)	$0.8818	$0.8253
Period End	$0.8581	$0.8577

(1) The average daily exchange rate during the applicable year.

Forward-Looking Information

This information circular contains forward-looking information and statements relating, but not limited to, anticipated or prospective financial performance of Fraser Papers and Katahdin, results of operations of Katahdin, business prospects of Fraser Papers and Katahdin, the success of Fraser Papers actions related to Katahdin, anticipated selling prices for Katahdin's products and Fraser Papers' strategies, including its strategies in respect of Katahdin. Examples of such statements included in this document include, but are not limited to, statements relating to benefits of the Acquisition to Fraser Papers, future profitability, earning potential and returns of Katahdin, future pricing for Katahdin's products, Katahdin's future production levels, the potential for increased sales for magazine and catalogue applications, future fibre and other costs of Katahdin, growth rates in demand for Katahdin's products and others.

Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan", "intend", "likely", "will", "could", "seek", "estimate" or similar words, or variations of those words suggesting future outcomes. In addition, forward-looking statements may reflect the outlook on future changes in volumes, prices, costs, estimated amounts and timing of cash flows, or other expectations or beliefs, objectives or assumptions about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

The significant risks that impact Fraser Papers' business and future performance are discussed in the Annual Information Form and Fraser Papers' Annual Report incorporated by reference in this information circular as well as other filings with Canadian securities regulatory authorities made by the Corporation from time to time. The Corporation cautions that the list of risks and factors discussed in those documents may not be exhaustive. Readers should consider those risks, as well as other uncertainties and factors and potential events. Although Fraser Papers believes it has reasonable basis for making the forward-looking statements included in this report, readers are cautioned not to place undue reliance on such forward-looking information.

Fraser Papers undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

Industry and Market Data

Market and industry information and data included in this information circular and the documents incorporated by reference and Fraser Papers' and Katahdin's position within the markets are based on estimates of Fraser Papers' management. These estimates have been derived from Fraser Papers' management's knowledge and experience in the markets in which it operates, as well as information obtained from surveys, reports by market research firms, Fraser Papers' customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which Fraser Papers operates. Although Fraser Papers believes those estimates were reasonably derived, you should not place undue reliance on them as estimates are inherently uncertain. Also while Fraser Papers believes the industry sources used are generally reliable, Fraser Papers has not independently verified data from these sources or obtained third party verification of market data and do not guarantee the accuracy or completeness of this information. In addition, these sources may use different definitions of the relevant markets. Data regarding the paper industry is intended to provide general guidance but is inherently imprecise. Market data is subject to change and cannot always be verified with certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market shares. In addition, customer preferences can and do change. As a result, you should be aware that market data, ranking and other similar data set forth herein may not be indicative of corresponding measures in the future.

PART ONE — VOTING INFORMATION

Solicitation of Proxies

This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation by management of Fraser Papers Inc. ("Fraser Papers" or the "Corporation") of proxies for use at the Annual and Special Meeting of Shareholders of the Corporation (the "Meeting") referred to in the accompanying Notice of Meeting (the "Notice") to be held at the time and place and for the purposes set forth in the Notice. The solicitation of proxies will be primarily by mail but proxies may be solicited personally or by telephone by directors, officers or employees of the Corporation. The cost of solicitation will be borne by the Corporation. The information contained in this Circular is given as at March 15, 2007, unless otherwise indicated. The Corporation reports financial results in U.S. dollars. Accordingly, unless otherwise indicated, all financial information in this Circular is in U.S. dollars.

Appointment of Proxies

The persons named in the enclosed form of proxy are management representatives and are directors and/or officers of the Corporation. **Each shareholder has the right to appoint any person, who need not be a shareholder of the Corporation, other than the persons named in the enclosed form of proxy, to represent such shareholder at the Meeting or any adjournment thereof.** This right may be exercised by inserting such person's name in the blank space provided in the form of proxy. The completed form of proxy must be deposited with Fraser Papers Inc. c/o ADP Investor Communications, Proxy Department, 5970 Chedworth Way, Mississauga, Ontario L5R 4G5 not later than 5:00 p.m. (Toronto time) on April 23, 2007, or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned Meeting.

Instructions for voting by telephone or via the Internet are located on the enclosed form of proxy.

Non-Registered Holders

Only registered holders of Common Shares (the "Common Shares") of the Corporation, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

b) in the name of a depository (such as CDS Clearing and Depository Services Inc., the "Depository") of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has distributed copies of the accompanying Notice, this Circular, the enclosed form of proxy and the Corporation's 2006 annual report (which includes management's discussion and analysis and the consolidated financial statements for the fiscal year ended December 31, 2006) (collectively, the "Meeting Materials") to the Depository and Intermediaries for onward distribution to Non-Registered Holders.

Non-Registered Holders who have not waived the right to receive the Meeting Materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

a) **Voting Instruction Form.** In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the voting instruction form can be completed, signed and returned in accordance with the directions on the form. Voting instruction forms can be completed by telephone or through the Internet. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided. A form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder upon receipt of the voting instruction form.

b) **Form of Proxy.** Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise incomplete. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the Non-Registered Holder can complete the form or proxy and deposit it with Fraser Papers Inc. c/o ADP Investor Communications, Proxy Department, 5970 Chedworth Way, Mississauga, Ontario L5R 4G5 as described above. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided.

Non-Registered Holders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

Revocation

A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by the proxy and may do so: (1) by delivering another properly executed form of proxy bearing a later date and depositing it as described above; (2) by depositing an instrument in writing revoking the proxy executed by the shareholder or by the shareholder's attorney authorized in writing (a) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or (b) with the Chair of the Meeting prior to its commencement, on the day of the Meeting or any adjournment thereof; or (3) by any other manner permitted by law.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote that was given to an Intermediary at any time by written notice to the Intermediary, and such Intermediary will be required to use best efforts to reflect such revocation.

Voting of Shares Represented by Management Proxies

The management representatives designated in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are the appointed proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In respect of each matter identified or referred to for which no instruction is given, the management representatives will vote the shares represented thereby in accordance with management's recommendation contained in this Circular.

The enclosed form of proxy confers discretionary authority with respect to amendments to or variations of matters identified in the Notice and with respect to other matters which may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters expected to come before the Meeting.

Voting Shares

As at March 15, 2007, the Corporation had outstanding 29,509,876 fully paid and non-assessable Common Shares. Except in respect of the resolution relating to the acquisition of Katahdin Holdings, each registered holder of Common Shares of record at the close of business on Thursday, March 15, 2007, the record date (the "Record Date") established for the purposes of determining Shareholders entitled to receive notice of and to vote at the Meeting, will be entitled to one vote for each Common Share held on all matters to come before the Meeting or any adjournment thereof either in person, or by proxy. In respect of the resolution relating to the Acquisition, an aggregate of 14,431,423 Common Shares held by Brookfield Asset Management Inc. ("Brookfield") and, to the knowledge of the Corporation, Brookfield and their respective directors or officers, after reasonable inquiry, by certain related parties to Brookfield, will not be entitled to vote thereon. For a description of the procedures to be followed by Non-Registered Holders to direct the voting of shares beneficially owned, see "Non-Registered Holders" above.

Principal Holders of Voting Shares

To the knowledge of the directors and officers of the Corporation, the only persons or corporations beneficially owning, directly or indirectly, or exercising control or direction over, voting securities of the Corporation carrying more than 10% of the votes attached to any class of outstanding voting securities of the Corporation are Howson Tattersall Investment Counsel Limited ("Howson Tattersall") and Brookfield.

Howson Tattersall, by way of filing an Alternative Monthly Report under National Instrument 62-103 — Early Warning Report System on May 2, 2006, reported that it had acquired additional Common Shares of the Corporation in one or more of its mutual fund, pension fund or other client accounts, to hold in aggregate 2,987,825 Common Shares as at April 30, 2006, or approximately 10.1% of the issued and outstanding Common Shares.

Brookfield has advised the Corporation that as at March 15, 2007 it beneficially owned 14,413,896 Common Shares of the Corporation, either directly or through a wholly-owned subsidiary, representing approximately 49% of the Common Shares outstanding. The registered and executive office address of Brookfield is Suite 300, 181 Bay Street, Toronto, Ontario M5J 2T3. Messrs. J.L. Cockwell, R.J. Harding and S.J.B. Pollock, directors of the Corporation, are also directors and/or officers of Brookfield.

The Corporation is advised that Brookfield's major shareholders are Partners Limited ("Partners") and BAM Investments Corp. which, together with the shareholders of Partners, directly and indirectly, collectively own, exercise control or direction over, or have options or warrants to acquire approximately 69 million Class A Limited Voting Shares of Brookfield, representing 17% of the Class A Limited Voting Shares on a fully diluted basis, and 85,120 Class B Limited Voting Shares of Brookfield, representing all of the Class B Limited Voting Shares. Messrs. J.L. Cockwell, D. Gammiero, R.J. Harding and S.J.B. Pollock, who are directors of the Corporation, are shareholders of Partners. In addition, Mr. Peter Gordon, President of the Corporation and director nominee, is a shareholder of Partners.

PART TWO — ANNUAL BUSINESS

Annual Report and Financial Statements

The Annual Financial Statements of the Corporation and Management's Discussion and Analysis for the fiscal year ended December 31, 2006, which are included in the Corporation's 2006 Annual Report, will be placed before the Shareholders at the Meeting. The Corporation's 2006 Annual Report is being mailed with this Circular to all registered holders of Common Shares, and to Non-Registered Holders who have so requested. Additional copies of the 2006 Annual Report will be available at the Meeting. Alternatively, the 2006 Annual Report can be requested from the Corporation or accessed through the Corporation's web site at www.fraserpapers.com or on SEDAR at www.sedar.com.

Election of Directors

Nine nominees are proposed for election to the Board of Directors of the Corporation (the "Board") at this Meeting. **The management representatives designated in the enclosed form of proxy intend, unless otherwise directed, to vote for the election of a Board composed of the nine nominees listed below to serve until the next Annual Meeting of Shareholders of the Corporation or until their successors are duly elected or appointed.** Management has received consents from the proposed nominees to serve as directors, but if, for any reason, prior to the Meeting any of the proposed nominees is unable to serve as a director, the management representatives designated in the enclosed form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for other nominees at their discretion.

Nominees for Directors

The following pages set out information on the persons proposed to be nominated for election as directors by the holders of Common Shares, each to hold office until the next Annual Meeting or until a successor is elected or appointed. The number of Common Shares owned and Deferred Share Units and Options held are as at March 15, 2007.

All of the persons elected as members of the Board at the last Annual Meeting, held on May 4, 2006, are standing for re-election. In addition, Mr. Peter Gordon, President of the Corporation, is proposed for election as a new director.

Rorke B. Bryan, Ph.D. — Toronto, Ontario, Canada



Dr. Bryan, a corporate director, held the role of Dean of the Faculty of Forestry and Professor of Environmental Sciences at the University of Toronto from 1994 to 2005. In that capacity, he established programs in Forest Conservation, Wood Product Development and International Trade in Forest Products. Author of numerous scientific publications, Dr. Bryan has also served on many committees, including: President, Association of University Forestry Schools of Canada; Board Member, Forest Engineering Research Institute of Canada; and Member of the National Advisory Board on Forestry Research.

Director since May 2005

Member of the Environment, Health and Safety Committee

100 Common Shares
11,990 Deferred Share Units

Jack L. Cockwell, CA — Toronto, Ontario, Canada



Mr. Cockwell is Group Chairman of Brookfield, an asset management company. Prior to his role as Group Chairman, he was President and Chief Executive Officer of Brookfield. Mr. Cockwell is also a director of the following publicly traded companies: Brookfield Properties Corporation, Norbord Inc. and Astral Media Inc. He is Vice-Chairman of the Board of Governors of Ryerson University, a member of the Board of Trustees of the Royal Ontario Museum, and a director of the Toronto Waterfront Revitalization Corporation and of the C.D. Howe Institute.

Director since April 2004

Chair of the Human Resources Committee

5,385 Common Shares[(1)]

Paul E. Gagné, CA — Senneville, Québec, Canada



Mr. Gagné is Chairman of Wajax Income Fund, a distributor and service support provider of mobile equipment, industrial components and power systems. He is also a director of CAE Inc., Inmet Mining Corporation and Textron Inc. Mr. Gagné was a consultant in corporate strategic planning for Kruger Inc., a privately held producer of forest products, until 2002 and was President and Chief Executive Officer of Avenor Inc. until 1997.

Director since April 2004

Chair of the Audit Committee and member of the Human Resources and Pension Committees

16,324 Deferred Share Units

Dominic Gammiero — Mississauga, Ontario, Canada



Mr. Gammiero is Chief Executive Officer of the Corporation. He is also a director of Norbord Inc. and Western Forest Products Inc. Previously Mr. Gammiero was President and Chief Executive Officer of Norbord Inc. from 1999 to 2004. Mr. Gammiero has more than 30 years' experience in the forest products industry in North America and Europe.

Director since April 2004

177,203 Common Shares[(1)]
103,976 Deferred Share Units
370,000 Options

J. Peter Gordon — Toronto, Ontario, Canada



Mr. Gordon is President of the Corporation. Previously he was Senior Vice President and Chief Financial Officer, from January to October 2006. Mr. Gordon was a Managing Partner of Brookfield, from 1998 to 2006, where he led various investment banking, merchant banking and restructuring initiatives. During the five year period prior to joining the Corporation, Mr. Gordon was co-manager of Brookfield's Tricap Restructuring Fund.

Director-elect

see note(1)
185,525 Deferred Share Units
435,000 Options

Robert J. Harding, FCA — Toronto, Ontario, Canada



Mr. Harding is Chairman of the Corporation and Chairman of Brookfield. He is also a director of the following publicly traded companies: Norbord Inc., Western Forest Products Inc. and Atomic Energy of Canada Limited. Mr. Harding is Chairman of the Board of Governors of the University of Waterloo, as well as Chair of Campaign Waterloo. He is also Vice Chair of the Board of Trustees of the United Way of Greater Toronto, and a member of the Board of Trustees of The Hospital for Sick Children.

Director since July 2004
Chair of the Pension Committee and member of the Corporate Governance and Nominating Committee

400 Common Shares(1)

Aldéa Landry, C.M., Q.C. — Moncton, New Brunswick, Canada



Ms. Landry is President of Landal Inc., an organizational and business development firm, and of J.F.L. Arbitration Services Inc. She is also a director of The Shaw Group Ltd., the Oxford Frozen Foods Advisory Board, the Canadian Council on Learning and is a member of the Security Information Review Committee and the Atlantic Provinces Economic Council. Ms. Landry is a former cabinet minister and deputy premier of New Brunswick.

Director since April 2004

Chair of the Corporate Governance and Nominating Committee and member of the Audit and Environment, Health and Safety Committees.

200 Common Shares
8,952 Deferred Share Units

Margot Northey, Ph.D. — Victoria, British Columbia, Canada



Dr. Northey, a corporate director, held the role of Dean, Queen's University School of Business from 1995 to 2002. She is a widely respected author of numerous articles, books and reports on a broad range of contemporary topics in business, corporate affairs, communications and the humanities. In addition to her role on the Fraser Papers Board, Dr. Northey is a director of Norbord Inc., Alliance Atlantis Communications Inc., Wawanesa Insurance, British Columbia Transmission Corporation and Nventa Biopharmaceuticals Corporation.

Director since April 2004

Chair of the Environment, Health and Safety Committee and member of the Audit and Human Resources Committees.

1,468 Common Shares
11,352 Deferred Share Units

Samuel J.B. Pollock, CA — Toronto, Ontario, Canada



Mr. Pollock is Managing Partner, Private Equity of Brookfield. He is also a trustee of Acadian Timber Income Fund. Mr. Pollock has held various senior positions in Brookfield, including leadership of its financial advisory services and merchant banking operations, since 1994.

Director since July 2004

Member of the Environment, Health and Safety and Pension Committees.

see note[(1)]

(1) Management understands that, in addition to the shares listed above, Messrs. Cockwell, Gammiero, Gordon, Harding and Pollock also own shares indirectly through their ownership of Brookfield common shares. These indirect ownership interests exceed the minimum share ownership requirements for directors as set out under "Compensation and Share Ownership" below.

Other Corporations/Entities Where the Directors are Members of the Same Board

The following table lists the directors who served together as directors on the boards of other corporations during the financial year ended December 31, 2006.

Director	Name of Corporation
Jack L. Cockwell Robert J. Harding	Brookfield Asset Management Inc.
Jack L. Cockwell Dominic Gammiero Robert J. Harding Margot Northey	Norbord Inc.
Dominic Gammiero Robert J. Harding	Western Forest Products Inc.

Directors' Attendance Report for Meetings Held in 2006

It is the Board's expectation that each member of the Board should attend each meeting of the Board and the committees of which they are a member. However, in circumstances where individual directors are unable to attend a meeting, the Chair or senior management will meet with the absent director at a convenient time after the meeting to brief them on the events of the meeting. Directors are invited to attend all committee meetings.

During 2006 the Board held nine meetings and its committees held 16 meetings. These included five regularly scheduled meetings of the Board, three meetings of the Board that were called to deal with specific items of business and one meeting of members of the Board who are unrelated to Brookfield. Committee meetings included six meetings of the Audit Committee, four meetings of the Environment Health and Safety Committee and two meetings of each of the Corporate Governance and Nominating Committee, Human Resources Committee and the Pension Committee.

Each director attended all Board meetings and committee meetings (for Committees of which they were a member) except for Messrs. Cockwell and Pollock, who each missed one Board meeting, Dr. Bryan, who missed two board meetings and one meeting of the Environment, Health and Safety Committee, and Mr. Gagné, who missed two Board meetings and one meeting of the Human Resources Committee.

In February of 2006, a special committee of the Board (the "Special Committee") was established to evaluate the potential acquisition of Katahdin. The Special Committee, comprised of four directors who are independent under the standards established by Canadian securities regulatory authorities in National Instrument 58-101 — Disclosure of Corporate Governance Practices, OSC Rule 61-501 — Insider Bids, Issuers Bids, Business Combinations and Related Party Transactions ("Rule 61-501") and Regulation Q-27 Respecting Protection of Minority Securityholders in the Course of Certain Transactions ("Regulation Q-27") of the Autorité des marchés financiers du Québec, and who are unrelated to Brookfield or its affiliates, held three meetings during 2006. The members of the Special Committee were

Rorke Bryan, Paul Gagné (Chair), Aldéa Landry and Margot Northey. All members attended each of the meetings of the Special Committee.

Deferred Stock Unit Plan for Non-Management Directors

A deferred stock unit plan for non-management directors was adopted in 2004. Independent directors of the Corporation who are not officers of Brookfield or its affiliates (the "non-management directors") may elect to take a portion of their directors' fees in the form of Deferred Share Units. Deferred Share Units are credited at the fair market value of Fraser Papers Common Shares on the valuation date immediately following the date on which directors fees are payable. Following termination of Board service by a director, Deferred Share Units are redeemed for cash based on the fair market value of the Common Shares.

Compensation and Share Ownership

The compensation arrangements for directors were adopted by the Corporation in 2004. Non-management directors are each entitled to receive an annual director's fee of C$40,000 (the "Annual Retainer"). The Chair of the Audit Committee receives an additional annual retainer of C$5,000. The Chairs of all other Board committees receive an additional annual retainer of C$3,000. There are no fees payable for meeting attendance or committee membership, with the exception of special committees, for which any additional fees are considered by the Board on a case by case basis. On July 31, 2006, members of the Special Committee were awarded additional fees of C$12,000 each and the Chair of the Special Committee was awarded an additional fee of C$15,000. Should the Special Committee meet more than eight times, each member will be entitled to an additional C$1,500 per meeting. On February 7, 2006, members of a special committee that was established to evaluate the sale of the Corporation's Canadian timberlands business to Acadian Timber Income Fund ("Acadian"), were awarded additional fees of C$7,500 and the Chair of that special committee was awarded an additional fee of C$10,000.

In 2006, five non-management directors received, in total, cash compensation of C$50,500 and 33,374 Deferred Share Units. The compensation received by each director for 2006 is set out below.

	Directors Compensation in 2006	
	Actual Fees Earned (C$)	% Taken in Deferred Share Units
Rorke Bryan	59,500	100%
Jack L. Cockwell[(1)]	—	n/a
Dian Cohen[(2)]	21,226	65%
Paul E. Gagné	70,000	100%
Dominic Gammiero[(3)]	—	n/a
Robert J. Harding[(1)]	—	n/a
Aldéa Landry	62,500	66%
Margot Northey	62,500	66%
Samuel J.B. Pollock[(1)]	—	n/a

(1) Messrs. Cockwell, Harding and Pollock, as representatives of Brookfield, received no compensation for their roles on the Board and its committees. An aggregate payment of C$139,726 was made to Brookfield for their services.

(2) Ms. Cohen did not stand for re-election at the May 4, 2006 Annual Meeting of Shareholders and, as such, her compensation reflects service for the period January 1, 2006 to May 3, 2006.

(3) Mr. Gammiero, as a representative of senior management, received no compensation for his role on the Board.

The Board believes that directors can better represent the Corporation's Shareholders if they are Shareholders themselves. Accordingly, the Board requires all directors to hold, directly or indirectly, Common Shares or Deferred Share Units equal in value to at least three times their Annual Retainer (approximately C$120,000). This minimum share ownership requirement must be achieved within five years of joining the Board. Directors who have not met the minimum requirement are encouraged to take a portion of their annual compensation in the form of Deferred Share Units until the minimum share ownership requirement is achieved.

Directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings. During 2006, four non-management directors received approximately C$26,500 for reimbursement of such expenses.

Appointment of Auditors

At the Board meeting held on February 6, 2007, the Audit Committee recommended the nomination of Ernst & Young LLP for reappointment as external auditors of the Corporation, subject to shareholder approval. Ernst & Young LLP and its respective affiliates (collectively "Ernst & Young") are the auditors of the Corporation. Ernst & Young have served as auditors of the Corporation since being appointed by the Board on April 21, 2004. The resolution to appoint Ernst & Young as auditors must be passed by a simple majority of the votes cast either in person or by proxy.

Unless the shareholder has specified in the enclosed form of proxy that the shares represented by such proxy are to be withheld from voting in the appointment of auditors, on any ballot that may be called for in the appointment of auditors, the management representatives designated in the enclosed form of proxy intend to vote such shares in favour of reappointing Ernst & Young as auditors of the Corporation to hold office until the next Annual Meeting of Shareholders, and authorizing the directors to fix the remuneration to be paid to the auditors.

Accounting Firm Fees

Aggregate fees billed to the Corporation for the fiscal year ended December 31, 2006 by Ernst & Young amounted to approximately $744,000. The Audit Committee has adopted a policy regarding the provision of non-audit services by the Corporation's external auditors. This policy requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services. It also specifies a number of services that the Corporation's external auditors cannot perform, including the use of its external auditors for financial information system design and implementation assignments.

The following table sets forth further information on the fees billed by Ernst & Young to the Corporation for the past two years.

	Fees Paid	
	2006	**2005**
Audit services	$535,000	$520,000
Audit-related services	184,000	170,000
Taxation services	10,000	2,000
Other non-audit services	15,000	14,000
Total for all services	$744,000	$706,000

Description of Services:

Audit services include the audit of the annual financial statements of the Corporation and its subsidiaries and the review of the Corporation's unaudited interim financial statements.

Audit-related services include audits of the Corporation's pension plans, interpretation of accounting and reporting standards, comfort letters associated with offering documents and other audit procedures.

Taxation services consist of tax compliance services.

Other non-audit services consist of translation services and compensation consulting services.

In addition to the fees received from the Corporation, Ernst & Young received fees from Acadian of C$500,000 in 2006 related to the initial public offering of Acadian. Acadian was formed on December 15, 2005. The Corporation was the promoter of Acadian.

Ernst & Young has advised the Audit Committee that it considers itself to be independent of the Corporation and the Audit Committee has confirmed that it considers Ernst & Young to be independent.

PART THREE — STOCK OPTION PLAN AMENDMENTS

On February 6, 2007, the Human Resources Committee of the Board (the "HR Committee") reviewed the terms of the Corporation's stock option plan ("SOP"), and the Board approved, on recommendation of the HR Committee, various amendments to the SOP. Certain of the changes approved by the Board are subject to shareholder approval. Such changes include amendments: (i) to specify the amendments to the SOP that can be approved by the Board without shareholder approval; and (ii) to extend the term of an option that would otherwise expire during a Blackout Period (as defined in the SOP) until 10 days after the end of the Blackout Period.

The current amendment procedures for the SOP permit the Board to amend the SOP subject to receipt of any required regulatory approval provided no such amendment prejudices the rights of optionholders. There is no requirement to obtain shareholder approval for any amendment. The Board proposes to amend the SOP to require approval of Shareholders to any amendment to the SOP that would: (i) increase the maximum number of Common Shares issuable under the SOP (other than on a corporate reorganization); (ii) reduce the exercise price of options to less than the market price of Common Shares on the date of the option grant; (iii) reduce the exercise price of options for the benefit of an insider of the Corporation; (iv) extend the expiry date of options for the benefit of an insider of the Corporation; (v) increase the maximum number of Common Shares issuable to insiders of the Corporation under the SOP; or (vi) amend any of the limitations set out in (i) to (v). Apart from these limitations, the Board may continue to amend the SOP as it considers necessary or desirable for the purposes of the Corporation.

The Corporation's Disclosure Policy prohibits any officer or employee with material undisclosed information from trading in the securities of the Corporation. Therefore, it is proposed to amend the SOP to provide that (i) options must be granted effective after the end of a blackout period and (ii) if an option expires during or within 10 days after the last day of a blackout period, the expiry date will be the last day of such 10-day period.

In addition to the amendments to be considered by Shareholders, the Board approved a number of amendments to the SOP which do not require shareholder approval. A copy of the SOP, as amended, is attached as Appendix E to this Circular. The Stock Option Plan Resolution, a copy of which is attached as Appendix F to this Circular, must be passed by a majority of the votes cast thereon.

Unless the shareholder has specified in the enclosed form of proxy that the shares represented by such proxy are to be voted against the Stock Option Plan Resolution, on any ballot that may be called for the approval of the Stock Option Plan Resolution, the management representatives designated in the enclosed form of proxy intend to vote such shares in favour of the Stock Option Plan Resolution.

PART FOUR — ACQUISITION OF KATAHDIN

General

FPL, a wholly-owned subsidiary of the Corporation, proposes to acquire all of the issued and outstanding common units (the "Units") of Katahdin Holdings (being the only issued and outstanding units) and, directly or indirectly, acquire all of the issued and outstanding voting units of a Delaware limited liability company to be formed ("Newco") to acquire the papermill located in Millinocket, Maine, including all of the fixed assets and personal property used in the operation of such papermill (the "Millinocket Mill") from a wholly-owned subsidiary of Brookfield (collectively, the "Acquisition"). The business of Katahdin Holdings and its subsidiaries (the "Acquired Business") is primarily comprised of a directory papers business with 250,000 tons per year of production capacity and the Millinocket Mill, a 180,000 tons per year supercalendered ("SC") paper business serving customers in the retail insert, catalogue and magazine market. The purchase price for the Units is $80 million, subject to an adjustment based on working capital at the time of closing. Following the closing of the Acquisition, Brascan (US) Corporation ("BAM") will continue to hold a non-voting interest in Newco that will entitle it to certain payments from Newco's free cash flow and will be required to provide Newco with financing in certain circumstances. Subject to the approval of the Shareholders at the Meeting, the closing of the Acquisition is expected to occur on or about April 30, 2007.

Reasons for the Acquisition

Fraser Papers is a corporation existing under the laws of Canada. It is an integrated specialty paper company that produces a broad range of specialty printing and packaging papers with manufacturing facilities in Canada and the United States. As part of its integrated business, Fraser Papers also produces hardwood, kraft pulp and dimension lumber. The

Corporation was established as a result of the distribution of the paper, pulp, sawmill, and timber assets of Norbord Inc. on June 30, 2004.

The Corporation's objective is to provide its Shareholders with a 12% return on their investment, a level which management believes is reasonable in relation to other investment opportunities that shareholders should have. To achieve this objective, the Corporation is pursuing a business strategy with the following key aspects:

- Focusing on specialty and higher value-added papers for printing and packaging applications where Fraser Papers has or can develop a sustainable competitive advantage;
- Continuing innovation and development of new product offerings;
- Exceeding benchmark industry performance at each of the Corporation's operations;
- Building the business selectively and opportunistically, based on value; and
- Maintaining a culture focused on execution and performance management.

Management believes that the Acquisition is an attractive opportunity for the Corporation because it is consistent with its business strategy; the Acquisition is done at an attractive valuation and in a structure that is appropriate for the transaction; and because it involves a business and assets that are well known to Fraser Papers.

- ***Fits Strategy.*** Katahdin directory and SCA/SCA+ grades are specialty grades that sell at premium prices to commodity groundwood papers. The markets for these two paper grades are attractive due to the prospect for continued growth and premium pricing. The Corporation believes that it can establish a sustainable, competitive advantage through its ability to provide consistently higher quality paper, superior customer service and continuing innovation and product development.
- ***Attractive Valuation.*** The Corporation has received the Formal Valuation and Fairness Opinion which states that the $80 million in consideration being paid is within the range of values determined for the Units. The value ascribed to the directory business, considered as a multiple of 2007 forecasted EBITDA and trend EBITDA, compares favourably to current trading multiples of other forest products companies.
- ***Transaction Structure.*** The structure of the acquisition of a controlling interest in the Millinocket Mill through Newco and the financing commitment by BAM enables Fraser Papers to reduce capital that it would otherwise have at risk if it were to purchase the business outright. Distributions made by Newco to BAM are based on the future performance of the SCA/SCA+ business.
- ***Known Business and Assets.*** Fraser Papers has managed these operations since October 2003 and knows the assets and the business well. This reduces the conventional due diligence risk that is associated with most mergers and acquisitions. In addition, management's view that the operating assets being acquired are modern, well maintained and of high quality, has been validated by the independent engineer engaged by the Corporation to assist the Special Committee.
- ***Potential for Returns in excess of Corporation Targets.*** The discount rates used to determine the discounted cash flows of Katahdin are based on equity rates of return in excess of the Corporation's target of 12% return to Shareholders over the long term. Substituting a 12% equity rate of return in the valuation, all other things being equal, would result in a higher valuation.

Purchase Agreement

Pursuant to the purchase agreement dated January 30, 2007 between BAM, FPL and the Corporation, as amended on March 29, 2007, (collectively, the "Purchase Agreement"), BAM will transfer the Units to FPL in consideration for a purchase price of $80 million, subject to adjustment based on whether actual working capital on the closing date is greater than or less than $30 million. Immediately prior to such purchase through a number of pre-closing transactions, BAM will contribute the Millinocket Mill to Newco in return for a non-voting interest in Newco and Katahdin Holdings will contribute a promissory note for a voting interest in Newco. FPL will indirectly (as a result of the acquisition of the Units) acquire Katahdin Holdings' voting interest. The non-voting interest of BAM will entitle BAM to distributions based on distributable cash flow generated by the Millinocket Mill. The payments will be equal to 90% of distributable cash flow ("DCF") until BAM has received $100 million. Thereafter, BAM will receive 60% of DCF until it receives a further $50 million, 40% of DCF until it receives a further $50 million, and thereafter 20% of DCF.

BAM has agreed to provide a secured credit facility to Newco. Under the credit facility, Newco will be permitted to borrow in respect of any cash deficiencies until such time as the cumulative cash flow of the SC paper business is not negative at any quarterly measurement date. Drawings under the credit facility are to be made quarterly up to the amount of negative cumulative cash flow ("CCF"), the first such drawing being available on September 30, 2007. CCF will be calculated as the total of Newco's EBITDA less capital investments less increases in non-cash working capital plus decreases in non-cash working capital related to the operations of Newco, since the date of closing of the Acquisition. The credit facility will bear interest at the U.S. Prime Rate + 0.25%. So long as the credit facility has not been terminated, BAM will have the right to approve certain material actions and decisions in respect of, and fundamental changes to, each of Newco and the Millinocket Mill.

BAM may elect to terminate such credit facility at any time, subject to the right of Fraser Papers to close down the Millinocket Mill. In the event that Fraser Papers elects to close down the Millinocket Mill in such circumstances, BAM will be responsible for funding all closing costs associated therewith, subject to BAM's right to take certain steps to mitigate such costs. BAM will have the option to put its interest in Newco to FPL after the later of (i) 5 years following the closing of the Acquisition and (ii) the repayment of the currently outstanding bonds issued by Fraser Papers under the Indenture, for $20 million, less any distributions of distributable cash flow made to BAM on its non-voting interest. Each of BAM and Katahdin Holdings will grant the other a right of first opportunity in the event that either wishes to sell its interest in Newco. The agreement governing Newco will also contain certain drag-along and tag-along rights for the parties in certain situations.

Under the terms of the Purchase Agreement, BAM has provided FPL with certain limited representations and warranties. These representations and warranties survive indefinitely following the closing date of the Acquisition. The Purchase Agreement also includes certain limited covenants, conditions, indemnities and other provisions which are customary for transactions of this nature where the purchaser has managed the assets being purchased.

The foregoing description of the Purchase Agreement, including the description of the terms of the interest of Newco, is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is available at www.sedar.com.

Financing of the Acquisition

The Acquisition will be financed from a portion of the Corporation's existing $90 million revolving credit facility and a $40 million bridge loan facility to be provided by the Corporation's lender. The bridge loan facility will be available to the Corporation for 120 days after the closing of the Acquisition and will otherwise be available on substantially the same terms and conditions as the existing revolving credit facility. The Corporation plans to refinance the bridge loan facility through an increased revolving credit facility or an equity rights offering subsequent to closing of the Acquisition.

The Special Committee

The Special Committee was constituted by the Board in February 2006 and is comprised of Rorke B. Bryan, Paul E. Gagné, Aldéa Landry and Margot Northey, each of whom is independent of Brookfield. The mandate of the Special Committee is to, among other things: (i) assess, consider and review the terms of the Acquisition; (ii) assess, consider and review the terms of any agreement to be entered into between the Corporation and Brookfield or its affiliates in respect of the Acquisition; (iii) consult and enter into such discussions with the Board, the management of, and professional advisors to, the Corporation and such other professional advisors as the Special Committee may deem necessary or advisable in relation to the assessment, consideration and review of terms of the Acquisition; (iv) conduct and carry out such investigations and diligence in relation to the Acquisition as the Special Committee may deem necessary or advisable; and (v) report and make such recommendations to the Board with respect to the Acquisition as the Special Committee considers necessary or advisable. Mr. Gagné was appointed Chair of the Special Committee.

The Special Committee engaged Stikeman Elliott LLP as its independent legal adviser and, following a review and selection process, directed the Corporation to engage PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") as its independent financial advisor to assist the Special Committee in discharging its duties. PricewaterhouseCoopers' engagement included the preparation of a formal valuation of the Units and the common units of Newco in accordance with the requirements contained in Rule 61-501 and Regulation Q-27 regarding related party transactions (the "Formal Valuation") and, as required by the terms of the Corporation's 8.75% Senior Notes Trust Indenture (the "Indenture") dated March 17, 2005, the provision of a fairness opinion (the "Fairness Opinion"). At the request of the Special Committee and on the recommendation of PricewaterhouseCoopers, the Corporation also engaged the services of an engineering consultant, Pöyry Forest Industry Consulting Inc., to assist PricewaterhouseCoopers in reviewing certain assumptions being made in management's financial forecasts of the SC operations, among other things.

Deliberations of the Special Committee

The Special Committee first met formally on May 3, 2006 and held an aggregate of eight meetings through to March 29, 2007, each time to receive an update on the progress of the Acquisition from management of the Corporation and to provide input to management on various issues raised, or issues being considered generally, by the Special Committee. The members of the Special Committee also met individually, without the presence of management, and had numerous discussions with each other as well as with their independent financial and legal advisors, who were present at virtually all meetings of the Special Committee. The Special Committee received and considered legal advice on its duties and responsibilities generally, under its mandate and under the applicable related party transaction rules.

In addition to formal meetings, members of the Special Committee participated in a site visit to the Katahdin operations and had a number of meetings with senior management of Katahdin in order for members of the Special Committee to receive a detailed understanding of the business of Katahdin and the quality of its assets.

The Special Committee reviewed and considered the valuation work and analysis of PricewaterhouseCoopers and ultimately supervised the preparation of the Formal Valuation and the Fairness Opinion.

With the assistance of its legal and financial advisors, the Special Committee reviewed the terms of the Purchase Agreement and the business terms of the Acquisition, and provided input to management of the Corporation with respect to the business terms of the Acquisition. One of the terms of the Acquisition, as it was initially proposed on January 30, 2007, which the Special Committee indicated to management would not meet with its approval was the requirement that the Corporation fund the cash flow needs of Newco, which is the entity that will hold the SC paper business. Such funding by the Corporation was to be repaid in full prior to any distributions from Newco to Brookfield. Although management's forecasts for Newco indicate that Newco will be cash-flow positive, the Special Committee expressed the concern to management of the Corporation that a sharing of this risk with Brookfield may be appropriate given the recent historical performance of the SC paper business. As a result of this concern, the Purchase Agreement was amended on March 29, 2007 in a manner that will result in Brookfield funding any negative cumulative cash-flow related to the SC paper business until such time as the cumulative cash flow of the SC paper business is not negative at any quarterly measurement date. As consideration for this support, Brookfield will receive higher distributions from the SC paper business once the cumulative cash flow of the business is positive.

On March 29, 2007, PricewaterhouseCoopers presented its Formal Valuation and Fairness Opinion to the Special Committee. In the Formal Valuation and Fairness Opinion, PricewaterhouseCoopers concluded that, subject to the assumptions and qualifications contained in the Formal Valuation and Fairness Opinion, that, as of January 30, 2007, the fair market value of the Units was in the range of $75.8 million to $91.2 million, and that, as of March 29, 2007, the Acquisition was fair, from a financial point of view, to the Corporation.

The Special Committee then reviewed the terms of the Purchase Agreement and ancillary agreements and was satisfied with their terms. The Special Committee, after consultation with its legal and financial advisers, unanimously resolved: (i) that, in its judgment, the Acquisition is on terms no less favourable to the Corporation than those that would have been obtained in a comparable arm's length transaction by the Corporation with a person that is not an affiliate of the Corporation; and (ii) to recommend to the Board that the Acquisition be approved by the Board.

Following receipt by the Board of a presentation by PricewaterhouseCoopers, including its Formal Valuation and Fairness Opinion, and the recommendation by the Special Committee, the Board, based upon these and other factors approved the Acquisition and all transactions related thereto on March 29, 2007. Completion of the transaction is subject to the approval of Minority Shareholders, receipt of an updated Fairness Opinion prior to closing and the approval of the Board of the final versions of certain agreements to be executed on closing.

Recommendation of the Special Committee

In reaching its determinations and recommendations, the Special Committee considered, among other things, the following:

(a) The Acquisition is consistent with the Corporation's stated business strategy and represents a good strategic fit for the Corporation.

(b) The Acquisition will enhance the Corporation's product portfolio with the addition of the Katahdin directory and SCA/SCA+ grades, which are specialty grades that sell at premium prices to commodity groundwood papers. The markets for these paper grades are attractive due to the prospect for continued growth and premium pricing.

(c) The Acquisition will allow the Corporation to increase its production.

(d) The currently ongoing expansion of the pulp mill is expected to lead to significantly reduced pulp costs at the operations.

(e) The Corporation has been managing Katahdin's business since 2003, and therefore has a strong knowledge of the assets, minimizing any conventional due diligence risk associated with an acquisition of this nature.

(f) The purchase price for the Units is a fraction of the replacement cost of the assets owned by Katahdin.

(g) The terms of the Acquisition enable the Corporation to acquire its equity interest in Newco without incurring any upfront payments, thereby not placing any capital at risk in respect of this component of the Acquisition while providing an opportunity to generate additional value for the Shareholders and to build and grow a business in the expanding SCA/SCA+ paper market.

(h) The Purchase Price with respect to the Acquisition is below the mid-point in the range of fair market value established by PricewaterhouseCoopers in the Valuation.

(i) The Acquisition enables the Corporation to invest $80 million of available capital in a strategically attractive opportunity without the requirement to repay debt outstanding under the Indenture from the proceeds of the sale in January 2006 of timber to Acadian Timber Income Trust.

(j) The principal risks to Katahdin's business are substantially similar to the risks associated to the Corporation's current business.

(k) The downside risks associated with Katahdin's losses over the last two years are significantly mitigated by the terms of the Acquisition.

(l) Rating agencies have downgraded the Corporation's debt since the announcement of the Acquisition.

(m) In order to be effective, the Acquisition must be approved at the Meeting and is subject to the approval of the Minority Shareholders as required by Rule 61-501 and Regulation Q-27.

In considering the foregoing factors, the Special Committee did not reach its conclusion concerning the Acquisition by assigning relative or specific weights to any one or a group of factors.

Formal Valuation and Fairness Opinion

Pursuant to an engagement letter (the "Engagement Letter") dated January 31, 2007, PricewaterhouseCoopers was formally engaged by the Corporation to provide advice and assistance to the Special Committee in connection with the Acquisition, including the preparation and delivery to the Special Committee of the Formal Valuation in accordance with the requirements of Rule 61-501 and Regulation Q-27, and the Fairness Opinion, in accordance with the requirements of the Indenture.

The Engagement Letter provides that PricewaterhouseCoopers will be paid a fee based on its hourly rates for the time spent on the engagement. It is expected that the total fees to be paid to PricewaterhouseCoopers for the Formal Valuation and the Fairness Opinion will be in the range of $400,000 to $500,000. In addition, PricewaterhouseCoopers is to be reimbursed for its reasonable out-of-pocket expenses and has been indemnified by Fraser Papers under certain circumstances arising in connection with the Formal Valuation and/or the Fairness Opinion.

PricewaterhouseCoopers provides industry-focussed assurance, financial advisory and tax services to Canadian companies, specializing in cross-border mergers and acquisitions advice. Having advised on a significant number of North American and international public transactions in various industries, PricewaterhouseCoopers is highly experienced and qualified in the preparation of valuations and fairness opinions.

Neither PricewaterhouseCoopers nor any of its affiliated entities is an associated or affiliated entity or issuer insider (as those terms are defined in Rule 61-501 and Regulation Q-27) of the Corporation or Brookfield or any of their respective associates or affiliates. PricewaterhouseCoopers represented to the Special Committee that it believes that it is "independent" of all interested parties in the Acquisition within the meaning of Rule 61-501 and Regulation Q-27. Neither PricewaterhouseCoopers nor any of its affiliated entities has any material financial interest in future business under an agreement, commitment or understanding involving the Corporation, Brookfield or an associated or affiliated entity of the Corporation or Brookfield (as those terms are defined in Rule 61-501 and Regulation Q-27). PricewaterhouseCoopers may, in the future, in the ordinary course of business, provide financial advisory services to the Corporation or Brookfield or any of their respective associates or affiliates. PricewaterhouseCoopers reviewed its qualifications with the Special Committee and, based on this presentation, the Special Committee determined that PricewaterhouseCoopers is qualified to provide an independent formal valuation and is independent for the purposes of Rule 61-501 and Regulation Q-27.

For purposes of the Formal Valuation and in respect of Rule 61-501 and Regulation Q-27, "fair market value" is defined as the highest monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act.

Based upon and subject to the assumptions and qualifications contained in the Formal Valuation and the Fairness Opinion, PricewaterhouseCoopers gave its opinion dated March 29, 2007 that: (i) as of January 30, 2007, the fair market value of the Units was in the range of $75.8 million to $91.2 million; and (ii) as of March 29, 2007, the Acquisition was fair, from a financial point of view, to the Corporation.

The Formal Valuation and Fairness Opinion was provided to the Special Committee and the Board solely for the purpose of their consideration of the Acquisition, among other considerations, and to constitute the fairness opinion required by the terms of the Indenture. Under the terms of the engagement of PricewaterhouseCoopers to provide the Formal Valuation and Fairness Opinion, such opinion may not be used for any other purpose or be relied upon by any other person, including any Shareholder.

The full text of the Formal Valuation and Fairness Opinion, which sets forth the assumptions, qualifications and considerations in connection with the Formal Valuation and Fairness Opinion, is set forth in the attached Appendix C. As indicated in the Formal Valuation and Fairness Opinion, the Formal Valuation and Fairness Opinion must be considered as a whole and selecting portions of PricewaterhouseCoopers's analyses, one or more methodologies or other factors that PricewaterhouseCoopers considered, without evaluating all analyses, valuation methodologies and factors considered as a whole, could lead to a misleading interpretation of the conclusions of the Formal Valuation and Fairness Opinion. Further, the Formal Valuation and Fairness Opinion do not constitute advice or a recommendation as to whether Shareholders should vote in favour of the Acquisition or any other transaction.

Prior Valuations

The Corporation is not aware of any "prior valuations", as such term is defined in Rule 61-501 and Regulation Q-27, of the Acquired Business within the 24-month period preceding the date of this Circular.

Required Approval

For the Acquisition to proceed, it must be approved by a majority of votes cast by Minority Shareholders, being Shareholders other than Brookfield and its affiliates, and the directors and senior officers thereof, in accordance with Rule 61-501 and Regulation Q-27.

Form of Resolution

A copy of the form of the Acquisition Resolution is attached hereto as Appendix B. **Unless the Shareholder has specified in the enclosed form of proxy that the shares represented by such proxy are to be voted against the Resolution, on any ballot that may be called for to approve the Resolution, the management representatives designated in the enclosed form of proxy intend to vote such shares in favour of the Resolution.**

Recommendation of the Board

The Board (other than representatives of Brookfield, who abstained) has unanimously approved the Acquisition and unanimously recommends that Shareholders vote in favour of the Acquisition, based upon among other factors, the Formal Valuation and Fairness Opinion and the approval and recommendation of the Special Committee. Pursuant to the terms of the Indenture, the Board will have to approve the final versions of certain documents to be executed on Closing.

Expenses of the Acquisition

The costs incurred by the Corporation relating to the Acquisition, including proxy solicitation, financial advisory, accounting and legal fees, the preparation and printing of this Circular and other out-of-pocket costs associated with the Meeting and the Acquisition are estimated to be approximately $0.6 million. Such expenses shall be borne by FPL.

Risk Factors in Relation to the Acquisition

Fraser Papers has managed the business of Katahdin since 2003 on behalf of Brookfield. As a result, management believes that substantially all risk factors related to the Acquisition are the same as those risks which exist for each of Fraser Papers and Katahdin Holdings acting individually as pulp and paper manufacturers today. See "Part Five — Information About Fraser Papers" and "Part Six — Information About Katahdin Holdings and Katahdin — Risks of the Business".

Future Profitability

The operations of Katahdin have not been profitable since the operations were acquired by Brookfield in 2003. Management has prepared certain forecasts and estimates in determining the discounted cash flows of the Acquired Business. There can be no certainty that Katahdin will be profitable in the future or that actual results will not materially differ from management's estimates.

PART FIVE — INFORMATION ABOUT FRASER PAPERS

Documents Incorporated by Reference

The following documents filed by the Corporation with the various securities commissions or similar regulatory authorities in the provinces and territories of Canada are specifically incorporated by reference in and form an integral part of this Circular:

1. the Corporation's annual audited consolidated financial statements and the notes thereto, as at December 31, 2006, together with the report of the auditors thereon;
2. the Corporation's Management's Discussion and Analysis for the year ended December 31, 2006;
3. the Corporation's Annual Information Form dated March 27, 2007 for its fiscal year ended December 31, 2006; and
4. the material change report filed by the Corporation on February 9, 2007 relating to the Acquisition.

Any documents of the type referred to above (excluding confidential material change reports) filed by the Corporation with the various provincial securities commissions or similar authorities in the Provinces of Canada after the date of this Circular and prior to the Meeting will be deemed to be incorporated by reference into this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein modifies, replaces or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular. The making of a modifying or superseding statement will not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation.

Copies of the documents of the Corporation incorporated by reference herein may be obtained at www.sedar.com or upon request without charge from the Secretary of the Corporation, at Suite 200, BCE Place, 181 Bay Street, BCE Place Toronto, ON M5J 2T3.

PART SIX — INFORMATION ABOUT KATAHDIN HOLDINGS AND KATAHDIN

Katahdin Holdings is a limited liability company formed under the laws of Delaware. On closing of the Acquisition, its principal asset will consist of all of the common units and a substantial portion of the debt of Katahdin, a limited liability company formed under the laws of Delaware. Katahdin was established in 2003 by Brookfield to purchase certain pulp and paper assets in Maine. Katahdin owns a mill located in East Millinocket, Maine and a SC paper machine, located at the Millinocket Mill, 11 kilometers away in Millinocket, Maine. At the East Millinocket mill, there are two directory paper machines, a groundwood pulp mill, a recycled paper mill, a 30 MW biomass cogeneration facility and related facilities. A pipeline connects the two sites, carrying groundwood pulp in slurry form from the pulp mill in East Millinocket to the paper machine in Millinocket.

In 2003, Fraser Papers entered into a lease agreement whereby Fraser Papers agreed to manage the assets of Katahdin in exchange for a management fee based on sales by Katahdin. Fraser Papers has earned management fees from Katahdin which have averaged approximately $6 million per year since 2004. In addition, Fraser Papers subscribed for 10,000 redeemable preferred units of Katahdin which are entitled to receive cumulative distributions of 5%. The purchase price for these units was $10 million. To date, $1.6 million in cumulative distributions have been accrued but no distributions have been paid on such units.

The East Millinocket mill re-started paper manufacturing operations in April 2003 following a 5-month shutdown by its previous owner. The SC paper machine re-started in June 2004 with pulp fibre from a leased bleached thermomechanical pulp ("BTMP") mill in Port Cartier, Québec. In July 2006, Katahdin cancelled the lease agreement and began to supply lower cost groundwood pulp following an expansion of the groundwood pulp mill in East Millinocket.

Principal Products and Markets

Katahdin is a leading supplier of uncoated groundwood papers to directory, catalogue, magazine and retail insert publishers. The markets for the grades of uncoated groundwood paper that Katahdin manufactures are some of the more attractive segments of the paper industry due to their prospects for growth, premium pricing and higher added-value nature. Katahdin has the leading market share in the directory paper market in eastern North America along with a growing share and strategic presence in the market for SC paper. Katahdin also manufactures a small quantity of newsprint for local publishers in New England, representing less than 3% of total paper production. For the year ended December 31, 2006, Katahdin had net sales of $243.2 million.

According to RISI, Inc. ("RISI"), the leading information provider for the global forest products industry, the market for uncoated groundwood papers has been growing at a rate of 4% per year over the last 5 to 10 year period, exceeding growth in all of the other segments of the printing and writing market. While many segments of the broader paper market are expected to soften in 2007, growth in demand for uncoated groundwood is anticipated to continue, albeit at modest rates. RISI expects long term growth for uncoated groundwood to be 1.8% per year over the next 15 years. This positive trend reflects the continuing propensity of groundwood papers to substitute for higher cost freesheet papers as advances in brightness, gloss, permanence, lighter basis weight and other quality attributes are developed by producers.

Directory Papers

Directory paper is manufactured using predominantly groundwood and recycled pulp fibre. With the requirement for very light basis weights and reduced thickness, the addition of northern softwood kraft pulp fibre is necessary to provide added strength. Directory papers are used in the publication of telephone books, business directories and other products with high page counts and are often classified as a specialty grade due to narrow technical specifications associated with their manufacture.

According to the Pulp and Paper Products Council ("PPPC"), demand for directory paper increased at an annual rate of 5.3% over the five year period ending in 2006, benefiting from strong growth in advertising revenues and a proliferation of independent publishers with multiple publications in some markets. As there has been some consolidation of independent publishers over the past two to three years, growth in demand is expected to moderate somewhat. While competition from Internet-based search engines is expected to remain a long-term threat to the directory business, in the short and medium term, directory advertising remains a cost-effective tool for local and small businesses, as consumers continue to prefer the convenience and effectiveness of these publications over the Internet. The delivery and long residence time of a directory book in households or businesses remains an advantage for the industry.

The North American market for directory papers is approximately one million tons on an annual basis. Approximately 95% of Katahdin's directory paper is sold in North America. In 2006, according to PPPC, approximately 11% of North American demand was supplied from imports, primarily from Europe. Katahdin's main competitors in the directory market are Abitibi Consolidated, Catalyst Papers, Nippon Papers and UPM Kymenne. Katahdin's directory papers are sold under the trade name Katahdin Directory.

Approximately 74% of Katahdin's directory paper sales were transacted directly with major publishers of directories, with the balance sold through paper merchants. In 2006, Katahdin's five largest directory paper customers were Graphic Communication (White Publishing), Idearc Media Corp (Verizon), RH Donnelley, Southwest Bell and Yellow Book, with the largest customer representing 39% of shipments.

Supercalendered (SC) Papers

SC papers are uncoated groundwood papers that are manufactured to a high gloss finish by repetitive passes between hot rolls under high pressure. Composed of predominantly lower cost groundwood fibre, SC papers have become a viable substitute for higher priced, lightweight coated groundwood papers as they provide similar attributes at a lower manufacturing cost. SC papers are primarily used in catalogues, magazines and retail inserts. They are often classified based on their quality with classifications including A+, A, B and C grades. Generally, SCB and SCC grades are used for retail inserts and direct mail applications while SCA+ and SCA grades are used for magazines and catalogues, as well as advertising materials. With Katahdin's technologically advanced equipment, the focus on marketing efforts centers on the magazine and catalogue sectors which provide for premium pricing and better growth potential.

Since startup in 2004, Katahdin's SC papers have been mainly sold through paper merchants, with smaller amounts sold directly to printers and publishers. In 2006, approximately 88% of shipments were made through merchants. Katahdin's five largest SC paper customers in 2006 were Athens Paper, Cellmark, Graphic Communications, KMart and Lindenmeyr, representing approximately 81% of total shipments, with the single largest customer representing 47%. Four of the largest customers were paper merchants who sold the product to the ultimate end user.

The market for SC papers in North America is approximately 3.6 million tons, of which 2.1 million tons is composed of SCA and SCA+ grades. According to RISI, the SC market is the leading growth market in uncoated groundwood papers, having grown by approximately 20% over the past four year period ending in 2005, driven by demand for SCA and SCA+ papers. In 2006, approximately 500,000 tons of the total North American market was supplied from imports, with the remainder produced in North America. Imports in 2006 were higher than in prior years as a significant producer of SC papers took downtime at its plant in North America and supplied its North American customers from Europe. Late in 2006, that producer restarted its North American facility. Katahdin's main competitors in the SC papers market are Abitibi Consolidated, Bowater, JD Irving, Myllykoski, Norske, St. Mary's, Stora Enso and UPM Kymenne. Katahdin's SC papers are sold under the trade names Pinnacle and Pinnacle Plus.

Newsprint

Newsprint is an uncoated groundwood paper manufactured with groundwood pulp fibre and used for the production of newspapers. With the increasing sales of higher value, higher margin directory papers, Katahdin has significantly reduced its production of newsprint with the exception of its continuing supply to two local publishers where low freight costs provide for acceptable operating margins. Newsprint represented approximately 3% of paper production from the East Millinocket mill in 2006.

Substantially all of the paper produced by Katahdin is sold in North America, with 97% of total sales in North America in 2006. Approximately 64% of sales were made in Colorado, Illinois, Pennsylvania, South Carolina and Tennessee.

The following chart shows Katahdin's total approximate annual shipments of products since 2003, segmented according to product type.

	Shipments			
Product	**2006**	**2005**	**2004**	**2003[1]**
	(tons)			
Directory	232,500	204,500	159,000	36,000
SCA and SCA+[2]	166,500	144,000	30,000	—
Newsprint	10,500	26,000	113,000	113,000
Other[3]	1,500	25,000	65,000	7,500
Total Shipments	411,000	399,500	367,000	156,500

1. Katahdin was acquired by Brookfield in April 2003, with production of saleable paper commencing in June 2003.
2. The Millinocket Mill was started in May 2004.
3. Includes additional shipments from the Millinocket Mill including directory, SCB, SCC and Pub Roto grades.

East Millinocket Mill

The operations at East Millinocket include two paper machines each capable of manufacturing approximately 350 tons per day of directory and newsprint quality paper over a complete range of basis weights. Fibre for the two paper machines is provided by a 600 ton per day capacity groundwood pulp mill, a 300 ton per day capacity recycled paper mill and northern bleached softwood kraft ("NBSK") pulp purchased from third parties. During 2006, the two machines earned a track record of manufacturing high quality paper as demonstrated by excellent press room performance and low claims history.

The groundwood pulp mill processes cut and tree-length timber purchased under contract and on a spot basis from the surrounding timberlands. The recycled pulp mill processes old newspaper and magazine waste paper that is purchased from brokers and dealers, de-inked and processed into pulp. Production from the recycled mill that is used in the manufacture of directory paper provides a valuable source of post-consumer fibre that is often requested by publishers.

Steam required to dry the paper is generated by a 30 MW cogeneration facility at East Millinocket which is fueled by biomass. Additional electrical power is provided under long term contract by Brookfield Energy Management Inc. ("BEMI"), a subsidiary of Brookfield. During seasonally cold temperatures, additional steam is provided by two oil-fired boilers at the mill.

Millinocket Mill

The operations at the Millinocket Mill include one SC paper machine with a capacity of 500 tons per day or 180,000 tons per year. The paper machine is technologically advanced with a gap former and on-line supercalendering. Only one other SC paper machine in North America has a similar technology combination, a combination that provides superior formation, print characteristics and bulk. Screening, cleaning and advanced defect monitoring have resulted in lower than industry average downtime from paper breaks during the manufacturing process. Fibre for the paper machine is provided by groundwood manufactured at East Millinocket and shipped by pipeline to the Millinocket Mill, purchased NBSK pulp from third parties and a small quantity of BTMP pulp remaining in inventory from the Port Cartier pulp mill. In the long term, it is anticipated that all the fibre for the paper machine in Millinocket will be supplied from groundwood pulp produced in East Millinocket and purchased NBSK pulp. An on-site third party owned plant produces precipitated calcium carbonate, a filler for SC grades, which provides high brightness, better bulk and lower chemical costs than other fillers.

Steam required for the Millinocket Mill operations is provided by four oil-fired boilers on site. Electrical power is provided under long term contract by BEMI.

Other Important Factors for Katahdin

In addition to technologically advanced operations, management believes that the assets of Katahdin have the following attractive attributes:

- Favourable Location: With their central Maine location, the mills are within 8-14 hours of major press rooms in the northeastern United States and within 20-28 hours to similar destinations in the mid-western United States.
- Access to Infrastructure: Both mills have access to rail and interstate highway and have an adequate source of water and electrical power. Electrical power is provided under a long term contract.
- Access to Fibre: Located in Maine, the mills benefit from being in the most forested state in the United States and have a sufficient fibre supply base of spruce and fir based upon current growth rates and age of wood.
- Access to Labour: In the surrounding area, there is a pool of highly skilled labour with a long history of papermaking.

Operating Capacities and Production

The following chart shows production capacity and approximate production levels since 2003.

		Production			
Product	**Capacity**	**2006**	**2005**	**2004**	**2003**[1]
			(tons)		
Directory	250,000	232,000	204,000	158,000	39,000
SCA and SCA+[2]	180,000	172,000	144,000	30,500	—
Newsprint[3]		10,000	25,500	111,500	114,500
Other[4]		1,500	24,500	65,000	8,000
Total Production	430,000	415,500	398,000	365,000	161,500

1. Katahdin was acquired by Brookfield in April 2003, with production of saleable paper commencing in June 2003.

2. The Millinocket Mill was started in May 2004.
3. Capacity is included in directory capacity.
4. Includes additional production from the Millinocket Mill including directory, SCB, SCC and Pub Roto grades.

Equipment Upgrades

The two directory paper machines in East Millinocket were rebuilt in 1986 at a cost of approximately $80 million. This upgrade, which enables the production of higher value directory paper, involved the addition of:

- Top former equipment to improve sheet quality and manufacture lighter weight papers;
- A Distributed Control System for both machines for improved product consistency and quality;
- Enhanced machine control systems for improved product quality; and
- Upgraded drying, calender and winding for lightweight paper production.

In 1992, the 300 tons per day recycled pulp facility for post-consumer newspapers and magazine papers was constructed at a cost of $100 million to provide recycled fibre to the East Millinocket paper machines.

In 2001, the paper machine at the Millinocket Mill was converted from directory to SCA/SCA+ papers at a cost of approximately $120 million. As part of this conversion, the following upgrades were completed:

- Installation of gap former technology to provide improved sheet quality in terms of formation and strength;
- Installation of new screening, cleaning and defect detection equipment to provide superior machine operating performance and pressroom run ability;
- Installation of new on-line supercalendering to provide superior sheet gloss and bulk due to benefits of hot supercalendering of SC sheet; and
- Installation of a reel, winder and wrapper to provide larger paper rolls and superior pressroom performance. This equipment has the capability to produce rolls of SC paper required by the most advanced, largest and most demanding printing presses in North America.

In 2004, the pulping equipment at the Millinocket Mill was upgraded to facilitate the use of BTMP pulp. These upgrades cost approximately $6 million and included equipment with the capability to refine pulp in order to improve the quality of the SC papers.

In June 2006, Katahdin determined that high quality SCA/SCA+ paper could be manufactured using groundwood pulp produced at East Millinocket in place of higher cost BTMP produced at the Port Cartier pulp mill. As a result, the lease for the Port Cartier facility was terminated and the capacity of the groundwood mill in East Millinocket was expanded to provide additional pulp to the Millinocket Mill. The total expansion requires an investment of approximately $9 million and will increase the capacity of the groundwood pulp mill from 350 tons per day to 600 tons per day. In 2006, average daily pulp production of groundwood pulp was 370 tons per day. Approximately $1 million has been spent on the groundwood mill expansion project to date.

Seasonality

The directory business is seasonally busier in the fourth quarter, as telephone directories are produced for the following calendar year.

The SC insert and catalogue business is busiest in the second half of the year, primarily in support of the Christmas shopping season.

Selected Financial Information for Katahdin

Audited Financial Statements reflecting the paper business of Katahdin Holdings have been prepared and are included in Appendix D to this Circular. These statements "carve-out" the historical paper operations of Katahdin Holdings, primarily undertaken through its wholly-owned subsidiary, Katahdin.

($ millions) **Income Statement**	For the year ended December 31, 2006	2005
Net sales	$243.2	$223.7
Loss before the following:	$(15.0)	$(16.5)
Depreciation and amortization	$ (9.9)	$ (9.6)
Management fee	$ (7.8)	$ (6.7)
Interest expense	$ (2.7)	$ (2.7)
Loss	$(35.4)	$(35.5)

Balance Sheet Data	As at December 31, 2006	2005
Total assets	$152.1	$165.3
Total debt and other liabilities	$ 44.8	$ 44.8
Net investment	$107.3	$120.5

The 2006 EBITDA improved by $1.5 million compared to 2005. Improved production and net sales were partially offset by fibre and energy price increases. The 2006 EBITDA loss of $1.9 million for the directory business was an improvement of $4.0 million compared to 2005. The 2006 EBITDA loss of $13.1 million for the SC business declined by $2.5 million compared to 2005.

Net Sales increased $19.5 million in 2006 to $243.2 million from $223.7 million in 2005. Improved average revenue realized per ton contributed to $12.8 million of the increase while increased sales volume contributed $6.7 million. Marketing efforts at the Millinocket Mill to concentrate on SCA and SCA+ grades and improvement in the SC marketplace increased the average revenue realized per ton by $10 per ton or $1.6 million. The efforts at the East Millinocket mill to concentrate on long-term contractual directory business and to reduce shipments of newsprint improved the average revenue realized per ton by $49 per ton or $11.2 million. Improved absolute efficiencies on the paper machines led to the increased sales volume.

Katahdin focuses on improving the throughput at all of its operations including the pulp mills as well as the paper mills. At the East Millinocket Mill, the groundwood pulp mill increased production in 2006 by an additional 54 tons per day compared to 2005. With a focus on improving pulp yields in 2006 (the amount of pulp produced from a ton of raw material), the recycle pulp mill increased production an additional 11 tons per day compared to 2005. The directory paper machines in East Millinocket made significant strides in improving the absolute efficiencies of the machines. These efforts improved production in 2006 by 26 tons per day compared to 2005. At the Millinocket Mill, the supercalendered paper machine also focussed on improved productivity increasing 2006 production by 4 tons per day compared to 2005.

In 2006, the cash cost of sales increased by $12.0 million compared to 2005 excluding the incremental cost of the higher production volume. $9.2 million of the cost increases were due to the pricing of inputs, such as wood, kraft pulp, recycled material, oil and biomass. East Millinocket inputs increased $3.5 million primarily due to oil and purchased kraft pricing. The Millinocket Mill inputs increased $5.7 million also due to oil and purchased kraft pricing.

Due to high energy and fibre costs and the strength of the Canadian dollar, Katahdin determined that it was not economical to continue purchasing BTMP pulp from its mill in Port Cartier, Québec for the production of SC papers. A business plan was developed to increase the capacity of its existing groundwood pulp mill in East Millinocket, Maine. During 2006, the Port Cartier pulp mill permanently shut down and the project to increase the groundwood capacity was started. The cost of purchasing BTMP in 2006 compared to groundwood pulp negatively impacted EBITDA by approximately $11.6 million.

Since start up in 2004, the Millinocket Mill has increased its level of efficiency, but still remains below targeted levels. In addition, the directory machines at the East Millinocket mill performed below their targeted efficiencies in 2006.

If all three paper machines had performed at targeted efficiency levels in 2006, management estimates that EBITDA would have been positively impacted by approximately $3.1 million.

Non-GAAP Measure

As there is no generally accepted method of calculating EBITDA, EBITDA for Katahdin Holdings, as calculated by Fraser Papers, may not be comparable to similarly titled measures reported by other companies. EBITDA is defined as earnings from continuing operations before interest, taxes, depreciation and amortization, and management fees. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Fraser Papers interprets EBITDA trends as an indicator of relative operating performance.

EBITDA	For the year ended December 31, 2006	For the year ended December 31, 2005
	($ millions)	
Loss	$(35.4)	$(35.5)
Add: Interest expense, net	2.7	2.7
Add: Management fees	7.8	6.7
Add: Depreciation	9.9	9.6
EBITDA	$(15.0)	$(16.5)

Selected Pro-Forma Financial Information for Fraser Papers

Financial statements for Fraser Papers, after giving effect to the acquisition of Katahdin, on a pro-forma basis, are included in Appendix D to this Circular.

($ millions)	For the year ended December 31, 2006
Income Statement	
Net sales	$1,024.7
Loss before the following;	$ (30.0)
Restructuring charges and other	$ (85.2)
Interest expense	$ (13.4)
Depreciation expense	$ (41.3)
Income Tax	$ 17.9
Loss	$ (152.0)

	As at December 31, 2006
Balance Sheet Data	
Total assets	$677.6
Total debt and other liabilities	$345.7
Shareholder's equity	$331.9

Historical Results of Katahdin

In addition to the factors noted under "Selected Financial Information for Katahdin", management believes that the historical results of Katahdin are not indicative of the future earnings potential of the operations for the reasons outlined below.

Contractual Sales for Directory Papers

Sales of directory papers are generally under long-term contract. These contracts are for terms of one to three years at fixed pricing. Approximately 82% of directory sales are committed under these contracts for 2007 with approximately 75% committed in 2008. Prices for 2007 under these contracts range from 3% to 13% higher than realized prices in 2006. Long-term forecasts by RISI suggest that pricing for directory papers will be greater than 2006 levels for the foreseeable future, with an average increase of 3% over the next five years. As such, management anticipates improved pricing will contribute to improved profitability in the future.

SC Machine has completed the start-up phase

The supercalendered machine (the "SC Machine") at Millinocket was restarted in June 2004, having been shut down for approximately 16 months. The technology installed on this paper machine is among the most advanced in the North American industry. It is common in the industry for new or substantially re-built paper machines to take more than one year before achieving full production capacity, as operating systems are refined, maintenance programs are implemented and technological changes in the manufacturing process are adopted. Production capacity for the SC Machine is approximately 500 tons per day. The production has steadily increased on the paper machine to an average of 482 tons per day during 2006 or 93.0% of capacity. Management anticipates that continued emphasis on reliability will allow the operation to achieve the full potential of machine design, leading to higher production and lower costs per ton of paper produced. This has been demonstrated in 2006 with machine performance in excess of original design criteria for certain periods. Management anticipates that these improved production levels will contribute to improved profitability in the future.

SC marketing focus is on catalogue and magazine applications

During its start-up period, the SC mill focused on improving the quality of the paper produced. Marketing efforts over 2004 and 2005 were focused on retail insert and commercial printing applications, which tend to utilize lower quality SCB and SCC grades and sell at a discount to SCA/SCA+ grades. During 2006, the SC machine improved the quality of production such that 100% of production was of SCA or SCA+ quality. This provides the opportunity to focus on the higher value catalogue and magazine segment, which provide premium prices and greater margins. Management anticipates that increased sales for magazine and catalogue applications will contribute to improved profitability in the future.

Pulp mill capacity increase will reduce fibre costs

Prior to June 2006, BTMP produced at a leased facility in Port Cartier, Québec provided the primary fibre source for Katahdin's SCA/SCA+ production. BTMP was believed to provide increased fibre strength and enhanced printing characteristics of the SCA/SCA+ sheet. However, increases in the costs of oil and fibre and the impact of a strengthening Canadian dollar made the continuing use of BTMP uneconomical. As a result, Katahdin has determined that, with modest capital investment, the existing East Millinocket groundwood pulp mill can be expanded from 350 tons per day to 600 tons per day and modified to produce sufficient groundwood pulp for both mills. Utilising the new technology for refining and screening installed at the Millinocket Mill, the groundwood pulp can be processed to provide superior SC quality. The expansion commenced in 2006 and the Port Cartier pulp mill was shutdown in June 2006. Total capital investment is estimated to be approximately $9 million and will be completed before 2010. The total pulp cost for the first six months of 2006 was $314 per ton compared to $262 per ton in the last quarter of 2006. Once the groundwood plant expansion is completed, management estimates the cost of pulp will be less than $200 per ton. Management anticipates that these improved fibre costs will improve profitability in the future.

SC markets are forecast to continue growing

Growth in demand for SCA/SCA+ papers has exceeded growth for other grades of paper. According to PPPC, cumulative annual growth rates in demand for SCA/SCA+ papers were 20% for the period from 2001 to 2005 compared to flat demand for all North American communication paper grades. According to RISI demand for SCA/SCA+ papers is expected to grow at a rate of 2.9% over the next 15 years compared to 1.6% growth for coated groundwood papers. Management anticipates that these relatively higher growth rates in demand will contribute to improved profitability in the future.

Sensitivities

Based on 2006 operating levels, the following table shows the approximate annualized impact on EBITDA due to changes in the following:

	Sensitivity Factor	EBITDA Impact
	($ millions)	
Net Sales Price		
Directory	$ 25 per ton	$6.1
SCA/SCA+	$ 25 per ton	$4.2
Production		
Directory	10 tons per day	$0.5
SCA/SCA+	10 tons per day	$0.3
Purchased Kraft Pulp	$ 10 per ton	$0.7
Purchased Wood	$ 1 per ton	$0.3
Energy — Oil	$ 1/barrel	$0.6
Energy — Hydro	$ 1/megawatt	$0.8

Risks of the Business

The principal risks to Katahdin's business are substantially similar to the risks for Fraser Papers which are included Fraser Papers' Annual Information Form for the year ended December 31, 2006, which has been incorporated by reference herein.

PART SEVEN — REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board is comprised of three directors. As of the date of this Circular, the members of the Audit Committee are: Paul Gagné (Chair), Aldéa Landry and Margot Northey, each being an independent director. Each of Mr. Gagné and Mmes. Landry and Northey are financially literate under the standards established by Canadian securities regulatory authorities in Multilateral Instrument 52-110 — Audit Committees. In addition, Mr. Gagné is a chartered accountant and has extensive experience with accounting and audit committee functions for a number of corporations.

The Audit Committee's responsibilities are described in Part Nine of this Circular. The Audit Committee held six meetings during 2006. A written copy of its terms of reference is available in the Corporation's Annual Information Form, which is incorporated by reference in this Circular, and can be found on the Corporation's web site at www.fraserpapers.com.

The Audit Committee has reviewed and discussed the Corporation's audited financial statements with management, which has primary responsibility for the preparation of the financial statements. Ernst & Young, the Corporation's independent auditor for 2006, is responsible for expressing an opinion on the preparation of the Corporation's audited financial statements in accordance with generally accepted accounting principles. The committee has reviewed with Ernst & Young the matters that are required to be discussed, including financial statement disclosures, the quality of the Corporation's financial reporting and significant accounting policies.

The Audit Committee also concluded that Ernst & Young's scope of services, as described in Part Two of this Circular, does not compromise their independence.

Based on the reviews, considerations and discussions outlined above, the Audit Committee recommended to the Board, and the Board approved, the audited financial statements of the Corporation and authorized their inclusion in the Corporation's annual report for the year ended December 31, 2006. The Audit Committee also recommended to the Board, subject to shareholder approval, that Ernst & Young be appointed as independent auditors for the Corporation in 2007.

This report has been prepared by the Audit Committee:

P.E. Gagné — Chair A. Landry M. Northey

PART EIGHT — EXECUTIVE COMPENSATION REPORT

The following information is provided pursuant to the executive compensation disclosure requirements contained in National Instrument 51-102 — Continuous Disclosure Obligations.

Composition and Mandate of the Human Resources Committee

The Corporation's executive compensation program is administered by the HR Committee. As part of its mandate, the HR Committee administers the appointment and remuneration of the Corporation's officers, including annual evaluation of the performance of the five highest paid executive officers (the "Named Executive Officers"). Compensation recommendations for the Chief Executive Officer must be approved by the Board, and for all other officers, the HR Committee approves compensation levels. The HR Committee is also responsible for reviewing the design and general competitiveness of the Corporation's compensation and benefit programs.

As at the date of this Circular, the HR Committee is comprised of Jack Cockwell (Chair), Paul Gagné and Margot Northey. Each member of the HR Committee is an independent director under the standards established by Canadian securities regulatory authorities in National Instrument 58-101 — Disclosure of Corporate Governance Practices. The HR Committee, in accordance with its terms of reference, will meet as required, and at least annually, to monitor and review management compensation policies, management succession planning and to review the overall composition and quality of the Corporation's management resources. The HR Committee met twice during 2006.

Mr. Gammiero, Chief Executive Officer of the Corporation, is not a member of the HR Committee. He makes recommendations to the HR Committee with respect to executive compensation policy and with respect to the compensation paid to senior officers of the Corporation, other than himself. Mr. Gammiero did not participate in HR Committee meetings when his compensation was discussed or determined.

Report on Executive Compensation

Through its total compensation program for executives, the Corporation aims to attract, retain and motivate top quality people at the executive level. Performance incentives that are tied directly to increases in shareholder value are essential components of the program.

With respect to general philosophy, the HR Committee believes that senior executive incentive compensation should be driven primarily by performance relative to the established plans and strategy of the business. The HR Committee focuses on rewarding performance, and not on entitlement or seniority.

The Corporation's compensation policies are designed to motivate management to maximize the long-term value of the Corporation's assets and business operations and to provide an overall competitive compensation package with a high proportion weighted to variable compensation tied to the Corporation's performance for the most senior executives. In the case of the Corporation's Chief Executive Officer, this is achieved by maintaining base salary and cash bonus awards below the median base salary level in the industry in return for an opportunity to participate at a higher level in the growth in value of the Corporation's shares.

Share Ownership Guidelines

On February 8, 2005 the Board passed a resolution setting out the minimum ownership of Common Shares or Deferred Share Units for the Named Executive Officers. Each Named Executive Officer is required to hold Common Shares or Deferred Share Units equal to at least one times his salary, except for Mr. Gammiero, who is required to hold two times his salary. Named Executive Officers have up to five years to accumulate the minimum requirements. At March 15, 2007, three of the Named Executive Officers had accumulated their minimum requirements.

The following table sets forth for each Named Executive Officer the total number of Common Shares of the Corporation owned or controlled as at March 15, 2007, as well as the number of Deferred Share Units held by the executive at that date:

	Common Shares Held (#)	Deferred Share Units Held (#)		Total (#)
		Vested	Unvested	
Dominic Gammiero	177,203	51,079	52,896	281,178
Peter Gordon	—	—	185,525	185,525
William Manzer	—	8,633	23,246	31,879
Brian McAlary	—	8,302	15,687	23,989
Glen McMillan	2,150	21,377	20,718	44,245

The Corporation retains the services of external consultants to assist the HR Committee in establishing appropriate levels of base salary and incentive compensation for executive officers of the Corporation. The individual components of executive compensation and the HR Committee's approach to each are as follows:

Base Salaries

Base salaries of the Corporation's executives are reviewed annually to ensure that they reflect the contribution of each executive. The Corporation believes that base salaries should be based on the median level of salaries paid to similar positions at comparable Canadian forest products companies adjusted for size based on sales volumes. The base salary for the Corporation's Chief Executive Officer is also adjusted to reflect a higher weighting to variable compensation as described below.

Annual Incentive Plan

In 2005, the HR Committee recommended, and the Board approved, the establishment of an Annual Incentive Plan ("AIP").

The AIP design is based on corporate, business unit and individual performance. Corporate performance is to be measured based on EBITDA. The business unit performance factor is based on MIP (Margin Improvement Program) and a factor based on individual performance. Target awards, expressed as a percentage of base salary, have been established for all management positions.

In order to further align management objectives with those of the Corporation's Shareholders, members of senior management may elect to receive all or a portion of their AIP awards in the form of Deferred Share Units, as described below under Long-Term Incentive Plans.

Long-Term Incentives

The HR Committee believes it is important that the interests of senior management be aligned with the interests of Shareholders. The Corporation's Long-Term Incentive Plans are intended to reward management based on increases in the value of the Corporation's Common Shares. The purpose of these arrangements is to achieve a commonality of interest between Shareholders and management and to motivate executives to improve the Corporation's long-term financial success, measured in terms of enhanced shareholder wealth over the long term.

The Corporation's Long-Term Incentive Plans consist of the following components:

Stock Option Plan

The SOP was adopted in 2004. The SOP is administered by the HR Committee in accordance with the Corporation's compensation policies and the policies of the Toronto Stock Exchange ("TSX"). Options are granted to executives and may be exercised at the option price for a period of up to 10 years. The number of options granted to any one person cannot exceed 10% of the outstanding shares of the Corporation. To determine the size of grants, the HR Committee takes into consideration data provided by external consultants on competitive market practices within Canadian forest industry firms and a wider grouping of industrial companies. The Option price is the closing price for a board lot of the Fraser Papers Common Shares on the TSX on the date of the grant of an Option. The maximum Common Shares issuable under the SOP are not to exceed 2,750,000.

To align management's interests with those of the Corporation's Shareholders and ensure that management is committed to the Corporation over the long term, Options vest at the annual rate of 20% per year, beginning on the first anniversary from the date of grant. To further align management's interests, Named Executive Officers are required, on the exercise of an option, to hold for a minimum of one year Fraser Papers Common Shares with a minimum value equivalent to the after-tax gain realized through the exercise of the Option.

On February 20, 2006, Options to purchase a total of 485,000 shares were granted to seven executives at the market price of C$8.04 per share.

Amendments To Stock Option Plan

As a result of changes in the rules of the TSX and security laws applicable to security based compensation arrangements, the Board approved amendments to the SOP at a meeting held on February 6, 2007. The Board approved a number of amendments to the SOP which do not require shareholder approval in addition to the amendments which are subject to shareholder approval as described herein under "Part Three — Stock Option Plan Amendments".

A copy of the amended SOP is set out as Exhibit E to this Circular. The Stock Option Plan Resolution, attached hereto as Exhibit F must be passed by a majority of the votes cast thereon by the Shareholders at the Meeting.

Deferred Share Unit Plan

A Management Deferred Share Unit Plan was adopted in 2004 and was subsequently amended and approved in 2005. The Deferred Share Unit Plan is designed to focus executive attention on the long-term interests of the Corporation and growth in shareholder value. Executives are encouraged to elect to receive all or a portion of their AIP bonus or other incentive payments, to which they may be entitled, in the form of Deferred Share Units ("DSUs"). Executives must make an irrevocable election to take part in the Management Deferred Share Unit Plan prior to the beginning of the fiscal year. One DSU is equivalent to one Common Share of the Corporation. No Common Shares are issued in connection with this Plan. The vesting period for the DSUs is determined by the Board. DSUs can only be redeemed for cash after cessation of employment with the Corporation. DSUs are allocated based on the closing price of the Common Shares on the award date.

Compensation of Chief Executive Officer

Mr. Gammiero was appointed Chief Executive Officer of the Corporation on April 21, 2004. Mr. Gammiero's base salary is reviewed annually and is set below the median level for comparable companies within the forest products industry based on data provided by the Corporation's external compensation consultants. Mr. Gammiero's below market base salary is offset by an enhanced opportunity to participate at a higher level in the growth in value of the Corporation's shares.

For 2006, Mr. Gammiero participated in the Fraser Papers AIP for executive officers. The AIP has a target award of 60% of annual base salary payable based on a corporate EBITDA calculation and upon fulfillment of established individual performance criteria. These individual performance criteria include:

- the strategic positioning of the Corporation for profitable growth and success;
- the leadership of the organization; and
- the management of succession plans to provide continuity of senior management, including that of the Chief Executive Officer.

Mr. Gammiero's performance, as well as the performance of the Corporation's senior executive team, is assessed each year in relation to the achievement of predetermined corporate and individual objectives. The HR Committee's assessment of Mr. Gammiero's performance in 2006 included the following:

- repositioning the Corporation through the completion of non-core dispositions;
- continued strengthening of the Corporation's asset repositioning and product mix, including the creation of the Acadian Timber Income Fund;
- achievement of $31 million of margin improvement in 2006 under the Corporation's Margin Improvement Program; and
- restructuring of the senior management team and reporting structure to strengthen the team and ensure continuity of senior management succession, including that of the Chief Executive Officer.

Taking into account Mr. Gammiero's performance as described above, the HR Committee, at its meeting February 6, 2007, awarded Mr. Gammiero an annual incentive award of C$212,500 in respect of 2006 performance. In lieu of a cash incentive award, Mr. Gammiero received 100% of this compensation in the form of Deferred Share Units of the Corporation. The Deferred Share Units are only redeemable for cash after cessation of employment with the Corporation.

This report has been prepared by the HR Committee:

J.L. Cockwell — Chair | P.E. Gagné | M. Northey

Summary Compensation of Named Executive Officers

The following table sets forth all compensation paid or payable from Fraser Papers or its affiliates in respect of each of the Named Executive Officers for services rendered during the financial years ended December 31, 2006, 2005, and 2004.

		Annual Compensation					
Name and Principal Position	Year	Salary	Annual Incentive Received in Cash	Deferred Share Units[6]	Other Annual Compensation[7]	Shares Under Options Granted	All Other Compensation
		($)	($)	(#)	($)	(#)	($)
Dominic Gammiero[1]	2006	C$425,000	—	35,714	—	200,000	C$15,750
Chief Executive Officer	2005	C$425,000	—	25,773	—		C$15,750
	2004	C$425,000	—	42,488	C$215	100,000	
Peter Gordon[2]	2006	C$300,000	—	185,525	—	60,000	C$15,750
President	2005						
	2004						
William Manzer[3]	2006	$268,446	—	14,806	—	60,000	$13,112
SVP, Pulp and Paper Operations	2005	$262,176	—	8,247	—	—	$39,010
	2004	$257,351	—	8,826	—	20,000	$7,380
Brian McAlary[4]	2006	$213,750	—	9,474	$5,589	35,000	$21,361
VP Sales	2005	$210,000	—	4,124	$5,589	20,000	$60,988
	2004	$191,074	—	10,391	$6,210	—	$15,042
Glen McMillan[5]	2006	C$204,297	—	8,269	—	35,000	C$14,301
SVP and Chief Administrative	2005	C$198,788	—	8,247	—	—	C$15,750
Officer	2004	C$184,583	C$69,500	25,579	—	20,000	—

(1) Mr. Gammiero was appointed President and Chief Executive Officer of Fraser Papers on April 21, 2004 and currently holds the position of Chief Executive Officer. Prior thereto he was President and Chief Executive Officer of Norbord. The compensation shown for 2004 reflects amounts awarded to Mr. Gammiero in his capacity as President and Chief Executive Officer of Norbord. The salary, bonus and Deferred Share Units for 2004 represent the totals received from both Norbord and Fraser Papers during 2004. Mr. Gammiero elected to take 42,488 Deferred Share Units at C$14.71 per unit, representing 100% of his annual incentive of C$625,000 in 2004. Mr. Gammiero elected to take 25,773 Deferred Share Units at C$9.70 per unit, representing 100% of his annual incentive of C$250,000 in 2005. Mr. Gammiero elected to take 35,714 Deferred Share Units at C$5.95 per unit, representing 100% of his annual incentive of C$212,500 in 2006. "All Other Compensation" represents the matching contribution by the Corporation in respect of the defined contribution pension plan.

(2) Mr. Gordon was appointed President of Fraser Papers on October 27, 2006. Prior thereto he was Senior Vice President and Chief Financial Officer of Fraser Papers since January 2006. Mr. Gordon continued to fulfill the duties of Chief Financial Officer after his appointment as President. Mr. Gordon elected to take 25,210 Deferred Share Units at C$5.95 per unit, representing 100% of his annual incentive of C$150,000 in 2006. 2006 Deferred Share Units include an additional issuance of 160,315 units at C$7.61 per unit. "All Other Compensation" represents the matching contribution by the Corporation in respect of the defined contribution pension plan.

(3) Mr. Manzer was appointed Senior Vice President, Pulp and Paper Operations of Fraser Papers on February 7, 2006. Prior thereto he was Vice President, Operations of FPL. Mr. Manzer's compensation up to June 30, 2004 was paid by Fraser Papers when it was a wholly-owned division of Norbord. In 2004 Deferred Share Units consist of 8,826 units at C$14.05 per unit. Mr. Manzer elected to take 8,247 Deferred Share Units at C$9.70 per unit, representing 100% of his annual incentive of C$80,000 in 2005. Mr. Manzer elected to take 14,806 Deferred Share Units at C$5.95 per unit, representing 100% of his annual incentive of C$88,097 in 2006. "All Other Compensation" represents the matching contribution by the Corporation to Mr. Manzer's 401(k) savings plan, deferred compensation plan and relocation amounts reimbursed.

(4) Mr. McAlary was appointed Vice President Sales of FPL on October 15, 2004. Prior thereto he was Vice President, Technical & Groundwood Specialties of FPL. Mr. McAlary's compensation up to June 30, 2004 was paid by Fraser Papers when it was a wholly-owned division of Norbord. In 2004 Deferred Share Units consist of 10,391 units at C$14.05 per unit. Mr. McAlary elected to take 4,124 Deferred Share Units at C$9.70 per

unit, representing 100% of his annual incentive of C$40,000 in 2005. Mr. McAlary elected to take 9,474 Deferred Share Units at C$5.95 per unit, representing 100% of his annual incentive of C$56,371 in 2006. "All Other Compensation" represents the matching contribution by the Corporation to Mr. McAlary's 401(k) savings plan, deferred compensation plan and relocation amounts reimbursed.

(5) Mr. McMillan was appointed Senior Vice President and Chief Administrative Officer of Fraser Papers on April 21, 2004. Prior thereto he was Vice President, Controller and Corporate Secretary of Norbord. The compensation shown for 2004 reflects amounts awarded to Mr. McMillan in his capacity as an executive of Norbord. The salary, bonus and Deferred Share Units issued in 2004 represent the totals received from both Norbord and Fraser Papers during 2004. Mr. McMillan elected to take 4,725 Deferred Share Units at C$14.71 per unit representing 50% of his annual incentive of C$139,000 in 2004. Deferred Share Units in 2004 include an additional issuance of 20,854 units at C$14.05 per unit. Mr. McMillan elected to take 8,247 Deferred Share Units at C$9.70 per unit, representing 100% of his annual incentive of C$80,000 in 2005. Mr. McMillan elected to take 8,269 Deferred Share Units at C$5.95 per unit, representing 100% of his annual incentive of C$49,200 in 2006. "All Other Compensation" represents the matching contribution by the Corporation in respect of the defined contribution pension plan.

(6) The Deferred Share Units are credited at the fair market value of Fraser Papers' Common Shares on the date granted by the Board and vest over a period of up to three years.

(7) The value of perquisites and benefits for each Named Executive Officer is less than the lesser of $50,000 and 10% of total annual salary and bonus. The amounts quoted in this column represent the dollar value of imputed interest benefits relating to housing loans.

Stock Options

The following table sets forth individual grants of Stock Options under the Fraser Papers Stock Option Plan during the financial year ended December 31, 2006 to the Named Executive Officers. These Options were granted effective February 20, 2006.

Option Grants During the Financial Year Ended December 31, 2006

	Securities Under Options Granted[1]	% of Total Options Granted to Employees in 2006	Exercise Price per Option (C$/Share)	Market Value of Shares Underlying Options on the Date of Grant (C$/Share)	Expiration Date
Dominic Gammiero	200,000	41%	$8.04	$8.04	February 20, 2016
Peter Gordon	60,000	12%	$8.04	$8.04	February 20, 2016
William Manzer	60,000	12%	$8.04	$8.04	February 20, 2016
Brian McAlary	35,000	7%	$8.04	$8.04	February 20, 2016
Glen McMillan	35,000	7%	$8.04	$8.04	February 20, 2016

(1) All Options were granted under the Fraser Papers Stock Option Plan and entitle each Named Executive Officer to purchase Common Shares of the Corporation. All Options vest at the annual rate of 20% per year, beginning on the first anniversary of the date of grant. The HR Committee determined that for a 12 month period following each exercise of Stock Options, the Named Executive Officers must hold Fraser Papers Common Shares with a minimum value equivalent to the after-tax gain realized through the exercise of the Options.

The following table sets forth details of each exercise of stock options during the financial year ended December 31, 2006 by the Named Executive Officers and the financial year-end value of unexercised options on an aggregate basis.

Aggregate Option Exercises During the Financial Year Ended December 31, 2006 and Financial Year-End Option Values

	Shares Acquired on Exercise	Aggregate Value Realized[1]	Unexercised Options at Period End		Value of Unexercised "In the Money" Options at Period End[2]	
			Exercisable	Non-exercisable	Exercisable	Non-exercisable
	(#)	(C$)	(#)	(#)	(C$)	(C$)
Dominic Gammiero	—	—	40,000	260,000	—	—
Peter Gordon	—	—	—	60,000	—	—
William Manzer	—	—	8,000	72,000	—	—
Brian McAlary	—	—	4,000	51,000	—	—
Glen McMillan	—	—	8,000	47,000	—	—

(1) Determined on basis of market value at date of exercise.

(2) The closing price of Fraser Papers Common Shares on the Toronto Stock Exchange on December 31, 2006 was C$6.19.

Securities Authorized for Issuance Under Equity Compensation Plans During the Financial Year Ended December 31, 2006

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Fraser Papers Stock Option Plan	730,000	$10.79	2,020,000
Equity compensation plans not approved by securityholders	n/a	n/a	n/a
Total	730,000	$10.79	2,020,000

Pension and Retirement Benefits

Messrs. Gammiero and McMillan participated in the Retirement Annuity Plan and Supplemental Executive Retirement Plan (the "Norbord Plans") for Canadian salaried employees of Norbord Inc. up to December 31, 2004. The pension benefits accrued under the Norbord Plans are currently the obligation of Norbord. During 2005, these employees were given the option of either converting their defined benefits accrued to December 31, 2004 under the Norbord Plans into lump sum amounts and then transferring the converted amounts to the new Fraser Papers Inc. Defined Contribution Pension Plan (the "Fraser DC Plan"), or retaining their accrued defined benefits in the Norbord Plans. In 2005, Messrs. Gammiero and McMillan elected to convert their defined benefits accrued under the Norbord Plans and, subject to regulatory approval and applicable pension legislation, the converted benefits will be transferred to the Fraser DC Plan. The pension benefits accrued to December 31, 2004 under the Norbord Plans, converted to lump sum amounts and payable by the Norbord Plans for Messrs. Gammiero and McMillan were C$482,000 and C$132,000 respectively, measured as of December 31, 2004. Effective January 1, 2005 Messrs. Gammiero and McMillan became participants in the Fraser DC Plan established for Canadian salaried employees of Fraser Papers. Effective January 3, 2006 Mr. Gordon become a participant in the Fraser DC Plan. Under the Fraser DC Plan, the Corporation contributes an amount equal to 3% of employee earnings plus 50% of employee contributions up to a maximum combined corporate contribution of 7% of employee earnings. Pension values that exceed the Canada Revenue Agency allowable limits are paid from a Supplementary Employee Retirement Plan. To limit the Corporation's retirement benefit liability to employees under the Fraser DC Plan, the maximum pensionable earnings has been set at $225,000. In 2006, the Corporation's total contributions to the Fraser DC Plan for Messrs. Gammiero, Gordon, and McMillan were C$15,750, C$15,750 and C$14,301 respectively.

The pension arrangements for Mr. Manzer provide for a benefit based on participation in the Fraser Papers Inc. Pension Equity Plan (the "Fraser PEP") and the Fraser Papers Inc. Supplemental Executive Retirement Plan (the "Fraser SERP"). The total accrued benefit obligation for Mr. Manzer under these plans is $293,000 at December 31, 2006. The total 2006 service cost under the plans was $46,000. At age 65 Mr. Manzer will have attained 32 years of credited service under the Fraser PEP and 22 years of credited service under the Fraser SERP. The estimated annual pension benefit payable under these plans to Mr. Manzer at normal retirement age (65) is $116,000.

The pension arrangements for Mr. McAlary provide for a benefit based on participation in the Fraser PEP and the Fraser SERP. The total accrued benefit obligation for Mr. McAlary under these plans is $257,000 at December 31, 2006. The total 2006 service cost under the plans was $13,000. At age 65 Mr. McAlary will have attained 42 years of credited service under the Fraser PEP and the Fraser SERP. The estimated annual pension benefit payable under these plans to Mr. McAlary at normal retirement age (65) is $107,000.

Performance Graph

The following graph assumes that C$100 was invested on July 1, 2004 in Fraser Papers Inc.'s Common Shares, the TSX Paper Products Index and the S&P/TSX Composite Index respectively. The computations assume that all dividends are reinvested.

Cumulative Total Return on C$100 Investment

July 1, 2004 — December 31, 2006



$200
$150
$100
$50
$0

	1-Jul-04	31-Dec-04	31-Dec-05	31-Dec-06
—■— Fraser Papers	$100.00	$97.25	$62.56	$38.69
—○— Paper Products Index	$100.00	$86.67	$47.66	$50.72
—▲— S&P/TSX Composite Index	$100.00	$109.20	$135.55	$158.94

PART NINE — STATEMENT OF CORPORATE GOVERNANCE PRACTICES

This section provides information about our corporate governance practices and how they compare to policies and rules of the Canadian Securities Administrators (CSA).

Corporate governance relates to the activities of the members of the Board who are elected by and are accountable to the Shareholders, and takes into account the role of management who are appointed by the Board and who are charged with the ongoing management of the Corporation. The Board encourages sound corporate governance practices designed to promote the well-being and ongoing development of the Corporation, having always as its ultimate objective the best long-term interests of the Corporation and the enhancement of value for all Shareholders. The Board also believes that sound corporate governance benefits the Corporation's employees and the communities in which Fraser Papers operates.

The Board is of the view that the Corporation's corporate governance policies and practices, outlined below, are comprehensive and consistent with the corporate governance guidelines outlined in National Policy 58-201 — Corporate Governance Guidelines.

Board of Directors

Mandate of the Board

The Board recognizes that in order to attain its objective of enhancing shareholder value in a manner that recognizes the concerns of other stakeholders in the Corporation, including its employees, suppliers, customers and the communities in which it operates, the Corporation must have sound corporate governance structures and policies. The Board and the Corporate Governance and Nominating Committee regularly review the terms of reference of the Board and each of the committees of the Board, and the roles of the Chair, the Chief Executive Officer, and the Chair of each committee of the Board, to ensure that the Corporation complies with, or exceeds, all applicable corporate governance rules and standards. The Corporation's corporate governance practices can be viewed on the Corporation's web site at www.fraserpapers.com.

Pursuant to its terms of reference, the Board is responsible for supervising the business and affairs of the Corporation, which are managed by its officers and employees under the direction of the Chief Executive Officer. The Board discharges this responsibility directly at regularly scheduled meetings of the Board and meetings that are called to deal with specific items of business and, indirectly, through committees composed of independent directors.

Specifically, the Board:

1) oversees the strategic planning process within the Corporation including, on an annual basis, reviewing, approving and monitoring the strategic plan for the Corporation and the fundamental financial and business strategies and objectives in the plan;

2) assess, directly and through its Audit Committee, the major risks facing the Corporation and reviews, approves and monitors the manner of managing those risks;

3) oversees the selection, evaluation and compensation of senior management and monitors succession planning; and

4) effectively monitors the integrity of the Corporation's internal controls and systems primarily through the Audit Committee.

A copy of the full terms of reference for the Board is attached as Appendix A to this Circular. The terms of reference of the Board and each of its committees can be viewed on the Corporation's web site at www.fraserpapers.com under "Corporate Governance".

The Board has approved, and acts in accordance with, the Corporation's Code of Business Conduct. All directors, officers and salaried employees are annually required to sign an acknowledgment that they have received, read and understand the contents of the Code of Business Conduct and agree to adherence to its principles. A copy of the Code of Business Conduct can be found on the Corporation's web site at www.fraserpapers.com under "Corporate Governance".

Meetings of the Board

The Board meets at least once each quarter, with additional meetings held when appropriate. During 2006 there were five regularly scheduled meetings and three meetings to review specific matters. In addition, there was one meeting of members of the Board who are unrelated to Brookfield. Five regular meetings are scheduled for 2007. Meeting frequency and agenda items may change depending on the opportunities or risks faced by the Corporation. The agenda for regularly scheduled Board meetings is prepared by the Chair in consultation with the Chief Executive Officer.

Composition and Size of the Board

The Board currently consists of eight directors. On February 6, 2007 the Board passed a resolution increasing the number of directors on the Board from eight to nine, effective April 25, 2007, which is within the minimum and maximum number range set out in the by-laws of the Corporation. The Corporation considers a Board consisting of nine directors to be appropriate at this time.

The Board reviewed the relationships between each of its director nominees and the Corporation and has determined that the proposed list of director nominees fairly represents the share ownership interests in the Corporation and the requirements for director independence under Canadian securities legislation.

In reaching this conclusion, the Board considers that Messrs. Gammiero and Gordon are related to the Corporation and the remaining director nominees are independent of the Corporation. Three of the independent director nominees, Messrs. Cockwell, Harding and Pollock (the "Brookfield Directors"), are officers and/or directors of Brookfield and/or its subsidiaries. Brookfield has a number of relationships with the Corporation as described under "Interest of Management and Others in Material Transactions." Transactions with Brookfield were approved by the independent directors who are not Brookfield Directors. The Board considers that these relationships with Brookfield affiliates are not an interest or a business or other relationship that could, or could reasonably be perceived to, materially interfere with the Brookfield Directors' ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. The Board also considers that three Brookfield directors fairly reflects the relative investment of Brookfield and other Shareholders in the Corporation.

The remaining director nominees, Dr. Bryan, Mr. Gagné, Ms. Landry and Dr. Northey have, in the view of the Board, no material relationships or interests that could interfere with their independence as directors.

Committees of the Board

Board committees assist in the effective functioning of the Board. All Board committees are comprised only of independent directors, which ensures that the views of independent directors are effectively represented. The Board has five committees: the Audit Committee, the Corporate Governance and Nominating Committee, the Environment, Health and Safety Committee, the Human Resources Committee and the Pension Committee. Special committees may be formed from time to time as required to review particular matters or transactions. All Board members have an open invitation to attend any committee meeting.

It is the policy of the Board that all Board meetings and committee meetings include a session without the presence of management and related directors. In the case of the Audit Committee, each meeting includes a session with only the external auditors and the committee members.

The terms of reference of all committees and the Board are available on the Corporation's web site at www.fraserpapers.com under "Corporate Governance".

Audit Committee

The Audit Committee assists the Board in meeting its fiduciary responsibilities relating to corporate accounting and reporting practices. Its duties include overseeing internal controls, reviewing risk management practices, and approving quarterly and annual financial filings. Each meeting of the Audit Committee includes a session with only the external auditors and the Committee members. Fraser Papers reviews the terms of reference of the Audit Committee on a regular basis and updates such terms of reference as legislation governing audit committees changes and best practices are established. Full terms of reference for the Audit Committee are set out on the Corporation's web site at www.fraserpapers.com under "Corporate Governance".

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is responsible for the development and monitoring of the Corporation's corporate governance practices. Its duties include the identification and recommendation of potential nominees or appointees to the Board, and the assessment of the effectiveness of the Board, its size and composition, its structure and the individual performance of its directors. The Committee also has responsibility for the review of the Corporation's Disclosure Policy and its Code of Business Conduct. Full terms of reference for the Corporate Governance and Nominating Committee are available on the Corporation's web site at www.fraserpapers.com under "Corporate Governance".

Environment, Health and Safety Committee

The mandate of the Environment, Health and Safety Committee is to assist the Board in carrying out its responsibilities with respect to environmental, health and safety issues. The Committee reviews compliance with relevant Board resolutions and with the Corporation's environmental, health and safety policies, and assesses the effectiveness of the Corporation's environmental management processes and health and safety programs including the review of internal audits of these processes and programs. Full terms of reference for the Environment, Health and Safety Committee are available on the Corporation's web site at www.fraserpapers.com under "Corporate Governance".

Human Resources Committee

The HR Committee approves the Corporation's compensation and benefits policy and monitors its implementation. It reviews management succession plans and considers appointments of officers of the Corporation. The Committee annually assesses the performance of the Chief Executive Officer against agreed upon targets and recommends his compensation to the Board. For all other officers, the Committee approves the compensation levels. Together with the Chief Executive Officer, the Committee reviews the performance of senior officers of the Corporation and makes compensation recommendations to the Board. Full terms of reference for the HR Committee are available on the Corporation's web site at www.fraserpapers.com under "Corporate Governance".

Pension Committee

The Pension Committee is responsible for overseeing the funding, investment management and administration of Fraser Papers' employee retirement plans, as managed by the Corporation's Pension Management Committee. The Pension Committee approves the appointment of Pension Management Committee members, reviews and approves the appointment of outside firms engaged to support the investment and funding activities of the plans, reviews and approves funding objectives, assumptions and strategies in respect of Fraser Papers' defined benefit plans and annually assesses the overall performance and regulatory compliance of Fraser Papers' retirement plans. Full terms of reference for the Pension Committee are available on the Corporation's web site at www.fraserpapers.com under "Corporate Governance".

Board Evaluation Systems

The Board evaluates itself annually to ensure it is functioning effectively and in the best interests of the Corporation. The evaluation includes a detailed questionnaire completed by each director and one-on-one interviews with the Chair.

The Chair reviews the results of the evaluation with the Corporate Governance and Nominating Committee and the Board. These evaluations assess the Board in four specific areas:

1) overall Board governance;

2) supervising and evaluating management;

3) strategy and company performance; and

4) Board effectiveness.

In 2006, this evaluation determined that the Board operates effectively.

In addition to the Board, each committee of the Board evaluates its performance annually. These evaluations focus on each committee's successes in meeting its terms of reference as well as its overall effectiveness as a committee. In 2006, each of the committees of the Board evaluated its performance as effective.

The performance of individual Board members is also reviewed by the other members of the Board. This review is conducted by the Chair and presented to the Corporate Governance and Nominating Committee for its consideration. The Corporate Governance and Nominating Committee has concluded that the assessment of Board members by their peers has validated each of them as having the skills, knowledge and commitment necessary and appropriate to function effectively as an individual director and as a member of the Board.

As part of the Board, committee and individual director evaluation processes, all opportunities to improve are implemented as identified.

Recruitment of Directors

It is the responsibility of the Corporate Governance and Nominating Committee to oversee the recruitment of directors. In general, candidates for director should have an understanding of the workings of large business organizations and senior executive level experience. Of particular importance are candidates' character, integrity, judgement, independence, analytical skills and experience relevant to the Corporation's business and strategic challenges. Candidates are proposed by the Chair of the Board and other members of the Board from time to time. If necessary, the Committee retains search firms for the recruitment of directors. The Chair of the Board and the CEO meet with candidates initially and provide a summary of their qualifications to the Committee. The Committee then reviews and assesses the qualifications of proposed candidates and submits the names of persons to be nominated to the Board.

Director Orientation and Continuing Education

The Corporate Governance and Nominating Committee has established an orientation and continuing education program for directors to ensure they are equipped to fulfill their roles. New directors are provided with comprehensive information about the Corporation prior to their appointment that includes annual reports, management proxy circulars and strategic and operating plans. Within three months of becoming a director, new directors are invited to spend one day at the head office of the Corporation for personal briefings by senior management on the Corporation's strategic plan, major risks and other key business matters.

Informative updates by appropriate senior management and consultants on the Corporation's business, operations and products are regularly scheduled for presentation to directors to help them understand the Corporation's business environment, strategies and operations. In addition, all directors have the opportunity to meet and participate in work sessions with management to obtain further insight into the operations and business of the Corporation. Directors also receive and review materials on industry trends and regulatory updates from management and other sources on a regular basis.

Periodically, directors are invited to visit the operations of the Corporation at various locations to tour the facilities and to meet with employees and local dignitaries.

Directors are free to consult with members of management, whenever they so require, and to engage outside advisors with the Chair's authorization. Directors may participate in outside professional development programs approved by the Chair at the expense of the Corporation.

Change in Directors' Circumstances

The terms of reference of the Board provide that directors must offer to resign if a relevant change in their personal circumstances has occurred that could impact their ability to effectively fulfill their role as a member of the Board, or if they have not attended at least 75% of the regularly scheduled Board and relevant committee meetings in the most recent 12 month period (see "Directors' Attendance Report for Meetings Held in 2006"). The Board will evaluate the circumstances at the time, including the impact of the change on the composition of the Board, and will accept or reject the resignation.

Retirement of Directors

In general, directors do not stand for election after their 70th birthday. However, in order to ensure appropriate director succession, the Board can retain up to three directors who are 70 years of age or older.

Management

The primary responsibility of management is to create value for Shareholders based on an approved business strategy and action plan. The Board is responsible for ensuring that the performance of management is adequate and for bringing about any management change that will enable Fraser Papers to perform satisfactorily. Fraser Papers' corporate governance principles are intended to encourage autonomy and effective decision-making by management while ensuring scrutiny by the Board and its committees.

The positions of Chair of the Board and Chief Executive Officer are separate, and are held by Robert J. Harding and Dominic Gammiero respectively. The Board has adopted written descriptions for all Board positions, including the Chairs of each Board committee. These descriptions are available on the Corporation's web site at www.fraserpapers.com under "Corporate Governance". The following are the descriptions for the positions Chair of the Board and the Chief Executive Officer.

Role of Chair of Board

The Chair is generally responsible for managing the affairs of the Board. The responsibilities of the Chair include:

a) ensuring that the functions identified in the terms of reference of the Board are being effectively carried out by the Board and its committees;

b) presiding over all meetings of the Board and ensuring that there is adequate time for discussion of relevant issues and for members of the Board to meet without the presence of management;

c) ensuring that all directors receive the information required for the proper performance of their duties;

d) ensuring that the appropriate committee structure is in place and assisting the Corporate Governance and Nominating Committee in recommending appointments to such committees;

e) leading in the annual review of director, Board committees and Board performance and making recommendations for changes when appropriate; and

f) working with the Chief Executive Officer and senior management to monitor progress on strategic planning, policy implementation and succession planning.

Role of Chief Executive Officer

The Chief Executive Officer provides leadership for the Corporation and is generally responsible for managing the operation, organization and administration of the Corporation, subject to approved policies and direction by the Board. The responsibilities of the Chief Executive Officer include:

a) presenting a strategic plan for the Corporation to the Board for approval, together with strategies to achieve the objectives of the plan, the risks and alternatives to these strategies and specific steps and performance indicators, which will enable the Board to evaluate progress on implementing such strategies;

b) proposing to the Board for approval annual capital and operating plans that implement the Corporation's strategies, together with key financial and other performance goals for the Corporation's activities and reporting regularly to the Board on the progress against these goals;

c) acting as the primary spokesperson for the Corporation to all its stakeholders;

d) presenting to the Board for annual approval an assessment of the Corporation's management resources together with a succession plan that provides for the orderly succession of senior management, including the recruitment, training and development required;

e) recommending to the Board the appointment or termination of any officer of the Corporation other than the Chairman;

f) developing and implementing the systems and processes to support the policies established by the Board;

g) together with the Corporation's chief financial officer, establishing and maintaining disclosure controls and procedures and internal controls and procedures for financial reporting appropriate to ensure the accuracy and integrity of the Corporation's financial reporting and public disclosure; and

h) fostering a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

Management's Relationship to the Board

The Corporation's senior management reports to and is accountable to the Board. Two senior executives of the Corporation, Dominic Gammiero and Peter Gordon, are also director nominees. At its meetings, the Board regularly engages in a private session with Mr. Gammiero without other members of management present. The Board also meets independently of all management at every meeting.

Management Accountability

The Board believes in the importance of developing strategic plans to ensure the compatibility of shareholder, Board and management views on the Corporation's strategic direction and performance targets, and the effective utilization of Shareholder capital. Each year, the Board reviews the strategic initiatives and annual strategic plan submitted by senior management. The Board's approval of the annual strategic plan provides a mandate for senior management to conduct the affairs of the Corporation within the terms of the plan, knowing it has the support of the Board. Material deviations from the plan are reported to and considered by the Board.

Board and Committee Information

The information provided by the Corporation's management to the Board is critical to the Board's effectiveness. In addition to reports presented to the Board and its committees at regular meetings, the Board is also informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing Fraser Papers' strategic plan and objectives. The Board periodically assesses the quality, completeness and timeliness of information provided by management to the Board.

Code of Business Conduct

The Board has adopted a written code of business conduct (the "Code") prescribing the minimum moral and ethical standards of conduct required of all directors, officers and employees of the Corporation and its subsidiaries. A copy of the Code can be found on the Corporation's website at www.fraserpapers.com under "Corporate Governance".

The Corporation provides, on an annual basis, a copy of the Code to all directors, officers and employees. All directors, officers and salaried employees are required to sign an acknowledgment that they have received, read and understand the contents of the Code and agree to adherence to its principles.

The Corporate Governance and Nominating Committee is charged with reviewing the Code on an annual basis and recommending proposed changes to the Board for approval.

All employees are required to disclose in writing to their supervisors, all activities, investments or businesses that might create an actual or potential conflict of interest with their duties for the Corporation. Directors are to consult with the Chair of the Board with respect to potential conflicts and abstain from voting when such conflicting matter is before the Board for approval.

All violations of law or of the Code must be reported. The Corporation has implemented a Whistle Blower Policy, allowing directors, officers, employees, customers and suppliers to report, in confidence, a violation of law or of the Code through an independent third-party ethics reporting system, ClearView Connects™ ("Clearview"). Contact information can be found on the Corporation's website at www.fraserpapers.com or at www.clearviewconnects.com.

Communication and Disclosure Policies

The Corporation has adopted a Disclosure Policy that summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that the Corporation's communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. The Disclosure Policy is reviewed annually by the Board and is posted on the Corporation's web site at www.fraserpapers.com under "Corporate Governance".

The Corporation endeavours to keep its Shareholders informed of its progress through a comprehensive annual report, quarterly interim reports and periodic press releases. It also maintains a web site that provides summary information on the Corporation and ready access to its published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Directors and management meet with the Corporation's Shareholders at the Annual Meeting. Senior management is available to answer questions any time either directly or via e-mail at investorrelations@fraserpapers.com.

Shareholders who wish to contact the Chair or other Board members can do so directly or through the Chief Administrative Officer of the Corporation.

The Corporation maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and financial advisors to ensure that accurate information is available to investors, including quarterly conference calls and web casts to discuss the Corporation's financial results. The Corporation also endeavours to ensure that the media are kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with the Corporation's designated spokespersons.

Whistle Blower Policy

The Corporation's Whistle Blower Policy was established by the Audit Committee to facilitate the reporting of concerns and complaints by directors, officers, employees, customers and suppliers ("Reports") relating to breaches of the Code, accounting practices, internal accounting controls or auditing matters directly to senior management or to the Chair of the Audit Committee (the "Audit Chair") confidentially and, if they choose, anonymously. The receipt by senior management or the Audit Chair will allow them to handle these Reports in a confidential and timely manner. Reports are received through ClearView Connects™, an independent, third party ethics reporting system. Contact information can be found on the Corporation's website at www.fraserpapers.com or at www.clearviewconnects.com.

The Board has charged the Audit Chair with the responsibility of overseeing reports regarding accounting matters and delivering such reports to the Audit Committee. Accounting matters include fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of the Corporation, fraud or deliberate error in the recording and maintaining of financial records of the Corporation, deficiencies in or noncompliance with the Corporation's internal controls, misrepresentation or false statement to or by a senior officer or employee regarding a matter contained in the financial records, financial reports or audit reports of the Corporation, or deviation from full and fair reporting of the Corporation's financial condition.

PART TEN — OTHER INFORMATION

Indebtedness of Directors, Executives and Senior Officers

As of the date of this Circular, there was no outstanding indebtedness (other than "routine indebtedness" under applicable Canadian securities and corporate laws) to the Corporation or its subsidiaries by all officers, directors, employees or former officers, directors or employees of the Corporation, or any associates of any such persons, made in connection with the purchase of securities of the Corporation or any of its subsidiaries.

Directors' and Officers' Liability Insurance

The Corporation maintains directors' and officers' insurance under policies arranged by Brookfield with a combined single limit of C$50 million subject to a corporate deductible of C$1 million per loss. The limit is not exclusive to each corporation insured under the policies. Under this insurance coverage, the Corporation is reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws. Such payments could be made to directors or officers to indemnify for losses, including legal costs, arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by the Corporation. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or have resulted in personal profit or advantage. The cost of such insurance is borne by the Corporation and is currently C$44,300 annually.

Interest of Management and Others in Material Transactions

Fraser Papers proposes to acquire Katahdin from a subsidiary of Brookfield through a wholly-owned subsidiary of the Corporation. See "Part Four — Acquisition of Katahdin".

Brookfield has provided Fraser Papers with a facility with a notional amount of $150 million to enter into forward foreign exchange contracts as part of the Corporation's hedging activities. At December 31, 2006, the Corporation had entered into forward foreign exchange contracts of C$57 million under this facility.

Fraser Papers purchases goods and services from Brookfield and its affiliates. During 2006, Fraser Papers purchased approximately $10 million of goods and services, including electricity, wood fibre, forest consulting and financial services from Brookfield and its affiliated companies. During 2006, Fraser Papers sold $3 million of goods and services to Katahdin.

The Corporation has invested $10 million in convertible term preferred units of Katahdin. The units earn a preferential cumulative distribution of 5% per annum and are convertible into common equity units of Katahdin. In addition, a wholly-owned subsidiary of the Corporation (the "lessee") has leased certain productive equipment owned by Katahdin. The amount of the lease payments are determined with reference to the profits generated by those assets such that all of the profits earned by the lessee on those assets, net of a management fee, are remitted to the lessor as a lease payment. During 2006, the lessee earned $8 million after all lease payments to the lessor.

In January of 2006, the Corporation sold its timberlands in New Brunswick to Acadian for net proceeds of approximately $125 million, including cash of $94 million and $31 million of securities. The securities are convertible into 3,613,780 units of the fund, representing a 22% interest on a fully-diluted basis, and are entitled to the same rights as units of the fund. The Corporation's investment entitles it to regular cash distributions.

The Corporation has also entered into a fibre supply agreement and Crown lands services agreement with Acadian. The fibre supply agreements have terms of 20 years, with an option to extend the agreement for a further 5 years. Brookfield also owns a significant retained interest in Acadian and provides asset management services to the Fund. Total purchases of fibre from the Acadian since January 31, 2006 amounted to $35 million. Fraser Papers paid $1 million to Acadian as a fee for administering the Corporation's Crown Licenses. Fraser Papers provided certain administrative and support services to Acadian during the transitional period following the set-up of the fund. As Fraser Papers was a sponsor of the fund, no amounts were charged for these services. During the year, the Corporation recognized equity in earnings of Acadian of $2 million and distributions received from the fund were $2 million.

Shareholder Proposals for Next Year's Annual Meeting

The *Canada Business Corporations Act* permits certain eligible Shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an Annual Meeting of Shareholders. Any shareholder proposal for the Corporation's Annual Meeting of Shareholders to be held in 2008 must be delivered to the Chief Administrative Officer of the Corporation at Suite 200, P.O. Box 762, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2T3, no later than December 30, 2007 (being 90 days prior to the anniversary date of the Notice of this Meeting).

Availability of Disclosure Documents

Financial information relating to the Corporation is provided in the Corporation's comparative financial statements and management's discussion and analysis of financial condition and results of operations for the financial year ended December 31, 2006.

The Corporation will provide any person or company, upon request to the Chief Administrative Officer of the Corporation, with a copy of this Circular and: (i) the most recent Annual Information Form of the Corporation, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference; (ii) the comparative financial statements of the Corporation for the fiscal year ended December 31, 2006, together with the report of the auditors thereon; (iii) the most recent annual report of the Corporation, which includes management's discussion and analysis of financial condition and results of operations; and (iv) the interim financial statements of the Corporation for the periods subsequent to the end of its fiscal year. This information, along with other information relating to the Corporation, is also available on SEDAR at www.sedar.com.

Directors' Approval

The contents and sending of the Circular have been approved by the directors of the Corporation.

GLEN MCMILLAN
Senior Vice President
and Chief Administrative Officer

Toronto, Canada

March 29, 2007

CONSENT OF PRICEWATERHOUSECOOPERS LLP

To the Board of Directors of Fraser Papers Inc.

We hereby consent to the inclusion of our Formal Valuation and Fairness Opinion dated March 29, 2007 to the Special Committee of the Board of Directors of Fraser Papers Inc. in the management proxy circular of Fraser Papers Inc. dated March 29, 2007 and to all references thereto and the summary thereof contained in such information circular. We also consent to the filing of such Formal Valuation and Fairness Opinion with regulatory authorities in accordance with applicable securities laws and policies.

(signed)

Toronto, Canada

March 29, 2007

APPENDIX A

BOARD OF DIRECTORS — TERMS OF REFERENCE

1. Role of the Board

The role of the board of directors (the "Board") is to supervise the business and affairs of the Corporation, which are conducted by its officers and employees under the direction of the chief executive officer ("CEO"), to enhance the long-term value of the Corporation for its Shareholders. The Board is elected by the Shareholders to oversee management to ensure that the best interests of the Shareholders are advanced by enhancing shareholder value in a manner that recognizes the concerns of other stakeholders in the Corporation including its employees, suppliers, customers and the communities in which it operates.

2. Authority and Responsibilities

The Board meets regularly to review reports by management on the performance of the Corporation. In addition to the general supervision of management, the Board performs the following functions:

(a) **Strategic Planning** — overseeing the strategic planning process within the Corporation including, on an annual basis, reviewing, approving and monitoring the strategic plan for the Corporation and the fundamental financial and business strategies and objectives in the plan;

(b) **Risk Assessment** — assessing the major risks facing the Corporation and reviewing, approving and monitoring the manner of managing those risks;

(c) **CEO** — developing a position description for the CEO including the corporate objectives that the CEO is responsible for meeting and selecting, evaluating and compensating the CEO;

(d) **Senior Management** — overseeing the selection, evaluation and compensation of senior management and monitoring succession planning;

(e) **Disclosure and Communications** — ensuring appropriate policies and procedures within the Corporation for communications by and to the Corporation including its disclosure policy and an appropriate system for receiving feedback from stakeholders is in place including the investor relations program;

(f) **Maintaining Integrity** — satisfying itself as to the maintenance of a culture of integrity throughout the Corporation including its internal controls and procedures for financial reporting and compliance with its Code of Business Conduct; and

(g) **Corporate Governance** — ensuring that an appropriate system of corporate governance principles and guidelines is in place.

In addition to those matters that must, by law, be approved by the Board, specific Board approval must be obtained for:

(i) any disposition or expenditure in excess of C$3,000,000 and any cost overrun on any project in excess of 10% or C$2,000,000, whichever is less;

(ii) any loan agreement or guarantee for an amount in excess of C$10,000,000;

(iii) any other material agreement or arrangement that is not in the ordinary course of business of the Corporation; and

(iv) changes in senior management at the Corporation.

3. Composition and Procedures

(a) **Size of Board and Selection Process** — The directors of the Corporation are elected each year by the Shareholders at the annual meeting of Shareholders. The Corporate Governance and Nominating Committee proposes to the full Board the nominees for election to the Board and the Board proposes a slate of nominees to the Shareholders for election. Any shareholder may propose a nominee for election to the Board either by means of a shareholder proposal upon compliance with the requirements prescribed by the *Canada Business Corporations Act* or at the annual meeting. The Board also determines the number of directors on the Board, subject to a minimum of eight and a maximum of 20. Between annual meetings, the Board may appoint directors to serve until the next annual meeting.

(b) **Qualifications** — Directors should have the highest personal and professional ethics and values and be committed to advancing the best interests of the Shareholders of the Corporation. They should possess skills and competencies in areas that are relevant to the Corporation's activities. A majority of the directors will be "independent" under applicable securities laws.

(c) **Change in Circumstances** — Directors must offer to resign if there has been any change in their personal circumstances which may affect their ability to effectively fulfill their role as a member of the Board.

(d) **Director Orientation and Continuing Education** — The Corporate Governance and Nominating Committee reviews the Corporation's Director Orientation and Continuing Education Program (the "Program") and makes recommendations to the Chief Administrative Officer, who is responsible for overseeing the Program. The Program is designed to ensure that directors are equipped to fulfill their roles.

(e) **Meetings** — The Board has at least four scheduled meetings per year. The Board is responsible for its agenda. Prior to each Board meeting, the CEO will discuss agenda items for the meeting with the Chair of the Board. Materials for each meeting are distributed to the directors in advance and the directors are expected to review them prior to the meeting.

The independent directors have at least four scheduled meetings per year without management present. If the Chair of the Board is not an independent director, the directors will appoint a "lead director" to chair these meetings.

Any director who has not attended at least 75% of the regularly scheduled Board and committee meetings in a 12 month period must offer to resign.

(f) **Committees** — The Board has established the following standing committees to assist the Board in discharging its responsibilities: Audit, Corporate Governance and Nominating, Human Resources, Pension, and Environment Health and Safety. Special committees are established from time to time to assist the Board in connection with specific matters. The chair of each committee reports to the Board following meetings of the committee. The terms of reference of each standing committee are reviewed annually by the Board.

(g) **Evaluation** — The Corporate Governance and Nominating Committee performs an annual evaluation of the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors.

(h) **Compensation** — The Corporate Governance and Nominating Committee recommends to the Board the compensation and benefits for non-management directors. In reviewing the adequacy and form of compensation and benefits, the committee seeks to ensure that the compensation and benefits reflect the responsibilities and risks involved in being a director of the Corporation and align the interests of the directors with the best interests of the Shareholders.

(i) **Access to Independent Advisors** — The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation. Any director may, subject to the approval of the Chair of the Board, retain an outside advisor at the expense of the Corporation.

APPENDIX B

ACQUISITION RESOLUTION

RESOLVED that:

1. The acquisition of Katahdin Holdings LLC by Fraser Papers Limited, a wholly-owned subsidiary of the Corporation, from a wholly-owned subsidiary of Brookfield Asset Management Inc., all as more particularly described in the information circular of Fraser Papers Inc. dated March 29, 2007, be and is hereby authorized and approved.

2. Each officer of Fraser Papers Inc. is authorized, for and on behalf of Fraser Papers Inc., to execute and deliver such documents and to take such other actions as the officer determines to be necessary or desirable to give effect to this resolution, such determination to be conclusively evidenced by the execution and delivery of any such document or the taking of any such action.

APPENDIX C

FORMAL VALUATION AND FAIRNESS OPINION IN RESPECT OF THE PROPOSED TRANSACTION INVOLVING KATAHDIN PAPER OPERATIONS AND FRASER PAPERS INC.

MARCH 29, 2007

PRICEWATERHOUSECOOPERS

FORMAL VALUATION AND FAIRNESS OPINION IN RESPECT OF THE PROPOSED TRANSACTION INVOLVING KATAHDIN PAPER OPERATIONS AND FRASER PAPERS INC.

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 814 5739
Facsimile +1 416 814 3211

March 29, 2007

Private and Confidential

Fraser Papers Inc.
BCE Place
181 Bay Street, Suite 200
PO Box 762
Toronto, Ontario
M5J 2T3

Attention: Mr. Paul Gagné, Chairman
Special Committee of the Board of Directors

Formal Valuation and Fairness Opinion in Respect of the Proposed Transaction Involving Katahdin Paper Operations and Fraser Papers Inc.

1. Mandate Overview

1.1 Assignment

PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") understands that the Special Committee of the Board of Directors (the "Committee") of Fraser Papers Inc. ("Fraser Papers" or the "Corporation") has been constituted in connection with the proposed transaction contemplated by the purchase agreement, dated January 30, 2007, as amended on March 29, 2007, (the "Purchase Agreement") entered into between Fraser Papers Limited ("FPL"), a subsidiary of Fraser Papers, and Brascan (US) Corporation ("BAM"), a subsidiary of Brookfield Asset Management ("Brookfield"), to purchase all of the outstanding common units (the "Units") of Katahdin Holdings LLC ("Katahdin Holdings") for $80 million, subject to an adjustment based on working capital at closing (the "Acquisition").

At closing, Katahdin Holdings will own Katahdin Paper Company LLC ("KPC" or "Paper"), which owns and operates a North American pulp and paper facility located in East Millinocket, Maine (the "Directory Paper Operations") and all of the voting equity units (the "SC Net Interest") in a newly formed limited liability company ("Newco"), which in turn owns a supercalendered ("SC") paper mill (the "SC Paper Operations") located in Millinocket, Maine. BAM will own all of the non-voting equity units in Newco, which includes a right to certain distributions from Newco (the "BAM Distributions").

Prior to the Acquisition, Katahdin Holdings is indirectly owned by Brookfield. Brookfield also owns, directly and indirectly, approximately 49% of the outstanding common shares of Fraser Papers. Fraser Papers currently manages the Directory Paper Operations and the SC Paper Operations (collectively referred to as "Katahdin") under an agreement with Brookfield.

As the Acquisition is between related parties, the Board of Directors of Fraser Papers (the "Board") has appointed the Committee to review the terms of the Acquisition and to advise the Board in relation thereto.

Fraser Papers, at the direction of the Committee, engaged PricewaterhouseCoopers as professional advisors experienced in business and security valuations to provide a comprehensive valuation ("Formal Valuation") to be delivered and presented to the Committee, pursuant to and in accordance with Ontario Securities Commission ("OSC") rule 61-501 (the "Rule") and Policy Statement Q-27 of the Autorité des marchés financiers de Québec (together with the

Rule, the "Rules"), as to the fair market value, as at January 30, 2007 (the "Valuation Date"), of the Units, as required by the Rules. PricewaterhouseCoopers understands that the Formal Valuation, or a summary thereof, will be included in an information circular or other public document to be sent to the shareholders of Fraser Papers and filed with Canadian securities regulators (the "Circular").

In addition, Fraser Papers, at the direction of the Committee, engaged PricewaterhouseCoopers to provide an opinion ("Fairness Opinion") as to whether the Acquisition is fair, from a financial point of view, to Fraser Papers.

The Formal Valuation and Fairness Opinion will also be provided to the Trustee under the trust indenture dated March 17, 2005 (the "Indenture Agreement"), pursuant to which Fraser Papers' 8.75% Senior Notes ("Senior Notes") were issued, as PricewaterhouseCoopers understands the Acquisition is considered an Affiliate Transaction for purposes of the Indenture Agreement. As such, section 4.11(a) (2) (B) of the Indenture Agreement requires that Fraser Papers obtain a fairness opinion that the Acquisition is fair, from a financial point of view, to Fraser Papers.

All amounts are expressed in United States dollars ("$"), unless otherwise stated.

1.2 Definition of Fair Market Value

For the purposes of the Formal Valuation, fair market value means "the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act".

The above definition of fair market value is consistent with the generally accepted definition, usually stated as "the highest price, expressed in terms of money or money's worth, obtainable in an open and unrestricted market between informed and prudent parties, acting at arm's length and under no compulsion to transact".

Fair market value represents the intrinsic value of an asset. Price reflects the final negotiated terms with respect to the purchase and sale of an asset or shares. Price may differ from fair market value arrived at in a notional context as a result of a variety of factors including, type of consideration paid (i.e. cash versus shares), timing of receipt of consideration (i.e. current versus deferred), different knowledge or information levels and unequal bargaining positions of the vendor and purchaser.

2. Engagement, Credentials and Independence of PricewaterhouseCoopers

2.1 Engagement

PricewaterhouseCoopers was engaged by Fraser Papers, at the direction of the Committee, on February 2, 2007 to provide a Formal Valuation and Fairness Opinion pursuant to an engagement letter dated January 31, 2007 (the "Engagement Agreement").

PricewaterhouseCoopers is to receive a fee, as stipulated in the Engagement Agreement, for completing the engagement to prepare the Formal Valuation and the Fairness Opinion. In addition, PricewaterhouseCoopers is entitled to recover reasonable costs and expenses incurred in the preparation of the Formal Valuation and the Fairness Opinion. The fee payable to PricewaterhouseCoopers is not contingent, in whole or in part, on whether the Acquisition or any other transaction contemplated is commenced or completed on the conclusions reached in the Formal Valuation or the Fairness Opinion. In addition, pursuant to the Engagement Agreement, PricewaterhouseCoopers' legal liability to Fraser Papers is limited, and PricewaterhouseCoopers will be indemnified by Fraser Papers under certain circumstances for liabilities arising in connection with the Formal Valuation and/or the Fairness Opinion.

PricewaterhouseCoopers understands that the Formal Valuation and the Fairness Opinion will be for the use of the Board and the Committee and will be one factor, among others, which the Committee will consider in determining whether to recommend, and the Board will consider in determining whether to approve, the Acquisition.

2.2 Credentials of PricewaterhouseCoopers

PricewaterhouseCoopers provides industry-focused assurance, advisory and tax services for public, private and government clients in all markets. More than 130,000 people in 139 countries connect their thinking, experience and solutions to build public trust and enhance value for clients and their stakeholders.

The PricewaterhouseCoopers valuation practice has broad experience in completing and defending, when necessary, assignments involving the valuation of companies and assets for various purposes including transactions subject to public scrutiny, financial reporting, the sale or purchase of an entity or assets by related parties, assistance in resolving shareholders' disputes, tax based corporate reorganizations and mergers and acquisitions ("M&A") activity.

2.3 Independence

PricewaterhouseCoopers is familiar with the requirements of the Rules in connection with the provision of the Formal Valuation, and specifically with the meaning of independent thereunder. After all due and reasonable enquiry, PricewaterhouseCoopers confirms that PricewaterhouseCoopers is independent of Brookfield for purposes of the Rules.

PricewaterhouseCoopers is not the current auditor of Brookfield or Fraser Papers, nor is PricewaterhouseCoopers an associated or affiliated entity or issuer insider of Brookfield or Fraser Papers, and PricewaterhouseCoopers has no material ownership position in Brookfield or Fraser Papers. PricewaterhouseCoopers confirms that, to the best of its knowledge, after all due and reasonable inquiry, PricewaterhouseCoopers has disclosed to the Committee all material facts, which could reasonably be considered to be relevant to PricewaterhouseCoopers' qualifications and independence for the purposes of this engagement.

3. Limitations & General Assumptions

3.1 Limitations

PricewaterhouseCoopers has relied, without independent verification, upon the accuracy, completeness and fair presentation of all financial and other information that was obtained by PricewaterhouseCoopers from public sources or that was provided to PricewaterhouseCoopers by Fraser Papers, Katahdin Holdings, Katahdin and any affiliates, associates, advisors or otherwise (collectively the "Information"). Parts of the Information were received or obtained by PricewaterhouseCoopers directly or indirectly, and in various ways (oral, written, inspection), from third parties (i.e. individuals or entities other than Fraser Papers, Katahdin Holdings, Katahdin and their directors, officers and employees). PricewaterhouseCoopers has assumed that this information was complete, accurate, and not misleading and did not omit any material facts. The Formal Valuation and the Fairness Opinion are conditional upon such completeness, accuracy, and fair presentation. Subject to the exercise of professional judgement and except as expressly described herein, PricewaterhouseCoopers has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

With respect to the budgets, forecast, projections or estimates provided to PricewaterhouseCoopers and used in its analyses, PricewaterhouseCoopers notes that projecting future results is inherently subject to uncertainty. PricewaterhouseCoopers has assumed, however, that such budgets, forecasts, projections, and estimates have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Fraser Papers and Katahdin's management ("Management"). By its nature, the budgeted and forecast information provided by Management will not occur as projected and unanticipated events and circumstances may occur that may materially alter the analyses and conclusions set out herein. PricewaterhouseCoopers has not undertaken any review of whether the future oriented data provided comply with existing standards, such as those issued by the Canadian Institute of Chartered Accountants ("CICA"), the American Institute of Certified Public Accountants ("AICPA") or any other accounting body.

In preparing the Formal Valuation and the Fairness Opinion, PricewaterhouseCoopers has relied upon a written letter of representation from Management stating that, among other things:

(a) To the best of their knowledge, and without independent inquiry, all of the information provided by Management, orally or in writing, to PricewaterhouseCoopers, is complete, true and correct in all material respects and does not contain any untrue statement of a material fact in respect of Katahdin Holdings, Katahdin, its operating assets, or the Acquisition;

(b) Following the time that information was provided by Management to PricewaterhouseCoopers, there have been, to the best of their knowledge, and without independent inquiry in respect of the subject matter, no material changes in the Information, or in factors surrounding the Acquisition or any part thereof which would have, or other material intervening event which would reasonably be expected to have, a material effect on the Formal Valuation and the Fairness Opinion at the Valuation Date and/or at the current date; and

(c) They have reviewed the full text of the PricewaterhouseCoopers draft report dated March 29, 2007 and, to the best of their knowledge, they are not aware of any errors, omissions or misrepresentations of facts therein which might have a significant impact on the conclusions contained herein at the Valuation Date and at the current date.

PricewaterhouseCoopers has relied upon a report, dated March 15, 2007, prepared by Pöyry Forest Industry Consulting Inc. ("Pöyry") with respect to operating assumptions used in the forecast provided by Management for the SC Paper Operations (the "Pöyry Report").

The Formal Valuation and the Fairness Opinion are based on the securities markets, economic, general business and financial conditions prevailing as of the Valuation Date and the conditions and prospects, financial or otherwise, of Katahdin Holdings and Katahdin as they were reflected in the information reviewed by PricewaterhouseCoopers. In preparing the Formal Valuation and the Fairness Opinion, PricewaterhouseCoopers made numerous assumptions with respect to financial performance, general business, economic and market conditions, and other matters, the outcome of which are beyond the control of PricewaterhouseCoopers, Katahdin Holdings and Katahdin or any party involved with Katahdin Holdings and Katahdin in connection with the Acquisition.

The Fairness Opinion is limited to the fairness of the Acquisition, from a financial point of view, to Fraser Papers, not the strategic merits of the Acquisition. The Fairness Opinion does not provide assurance that the best possible price was obtained. It represents an impartial expert judgment, not a statement of facts.

The Formal Valuation and the Fairness Opinion have been provided for the use of the Committee and the Board and should not be construed as a recommendation to vote in favour of the Acquisition. The Formal Valuation and the Fairness Opinion may not be used by any other person or relied upon by any other person without the express prior written consent of PricewaterhouseCoopers. PricewaterhouseCoopers will not be held liable for any losses sustained by any person should this document be circulated, distributed, published, reproduced or used contrary to the provisions of this paragraph. In addition, pursuant to the Engagement Agreement, PricewaterhouseCoopers' liability is limited, and PricewaterhouseCoopers will be indemnified under certain circumstances.

The Formal Valuation and the Fairness Opinion are given as of the Valuation Date only and PricewaterhouseCoopers disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Formal Valuation and the Fairness Opinion which may come or be brought to PricewaterhouseCoopers's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter after the date hereof, and in accordance with the Rules, PricewaterhouseCoopers reserves the right to change, modify or withdraw the Formal Valuation and Fairness Opinion.

The Formal Valuation and Fairness Opinion are at a specific point in time, the Valuation Date. It must be recognized that fair market value changes from time to time, not only as a result of internal factors, but also because of external factors such as changes in the economy, competition and changes in consumer preferences.

Nothing contained herein is to be construed as a legal interpretation, an opinion on any contract or document, or a recommendation to invest or divest.

Based on discussions with Management, PricewaterhouseCoopers understands that there are no environmental issues (and associated costs) relating to the respective operations that may impact the fair market value of the Units. PricewaterhouseCoopers has not performed any procedures in this regard.

In view of the nature of this assignment, PricewaterhouseCoopers has not been able to expose the Units or Katahdin to the marketplace at the Valuation Date in order to determine whether there are any potential buyers who, for their own unique reasons (e.g., specific perceived synergies), might be prepared to entertain values other than that determined by PricewaterhouseCoopers herein. Therefore, the Formal Valuation and the Fairness Opinion have not been impacted by special purchaser considerations, except as noted herein. PricewaterhouseCoopers has not been asked to solicit expressions of interest from or negotiate with any third parties concerning potential alternatives to the Acquisition and PricewaterhouseCoopers has not done so. PricewaterhouseCoopers expresses no opinion as to the availability of alternatives to the Acquisition or if terms different from those contained in the Acquisition could be negotiated.

The reader must consider this report in its entirety, as selecting and relying on only a specific portion of the analysis or factors considered by PricewaterhouseCoopers, without considering all factors and analyses together, could create a misleading view of the processes underlying this report. The preparation of a Formal Valuation and a Fairness Opinion is a complex process and it is not appropriate to extract partial analyses or make summary descriptions. Any attempt to do so could lead to undue and incorrect emphasis on any particular factor or analysis.

3.2 General Assumptions

PricewaterhouseCoopers made the following major assumptions as at the Valuation Date (in addition to those set out throughout the body of this report):

(a) The Acquisition will be completed as contemplated in the Purchase Agreement;

(b) There have been no significant changes in the nature of Katahdin's business, operating performance and financial position from the unaudited internal financial statements as at January 31, 2007, except as disclosed herein;

(c) PricewaterhouseCoopers's conclusions are based on the latest financial and operational information available for Katahdin Holdings and Katahdin at the Valuation Date;

(d) Management has made available to PricewaterhouseCoopers all information they believe is relevant to the preparation of the Formal Valuation and Fairness Opinion;

(e) The 10-year cash flow projections for each of the Directory Paper Operations (the "Directory Forecast") and the SC Paper Operations (the "SC Forecast") (collectively, the "Forecasts") accurately reflect Management's best estimate of future operating results at the Valuation Date;

(f) A combined federal and state corporate income tax rate used in the Formal Valuation is appropriate for the foreseeable future;

(g) The Acquisition is a permitted transaction under the Indenture Agreement and no debt repayment will be required at this time;

(h) The Acquisition represents an acceptable application of net proceeds from the sale of the Acadian timberlands in January 2006 under Section 4.10(b) of the Indenture Agreement;

(i) The logical purchaser of Katahdin Holdings and the SC Paper Operations would be an industry purchaser and as such no incremental corporate overhead or selling costs are required;

(j) Certain "return capital projects" ("Return Capex") have been identified by Management; however, the benefits have not been reflected in the Forecasts as the Return Capex has not been approved by KPC's Board of Directors, the benefits have not been fully researched and they represent potential future benefits to Fraser Papers;

(k) With respect to the SC Paper Operations, the payments to BAM will be fully tax deductible for FPL when paid. In addition:

- The "cost base" for tax purposes of the mill assets of the SC Paper Operations contributed by BAM will be $11.5 million and BAM will make the appropriate designation to ensure FPL has full benefit of the "tax shield" associated with that cost base;
- BAM will make the appropriate special allocation, if required, such that FPL receives the benefit of 100% of the tax depreciation on all future capital expenditures;
- The promissory note contributed by Katahdin Holdings to Newco will have attributes such that no economic benefit is conferred to BAM; and
- There will be no adverse tax consequences to FPL as a result of the "step receipts" of equity in Newco.

(l) Any required undertakings prior to closing of the Acquisition will be completed with no adverse impact on value of the Units;

(m) FPL has approximately $143.0 million of U.S. net operating losses ("NOLS") available as at December 31, 2006, some of which might be available to shelter the income of Katahdin;

(n) Other potential purchasers have substantial available U.S. NOLS to shelter the income of Katahdin and some of this benefit would be reflected by them in a purchase price;

(o) Neither Katahdin Holdings nor Katahdin have any employee or other share options outstanding as at the Valuation Date;

(p) There are no material unrecorded assets or unaccrued liabilities relating to environmental concerns, or other, unless otherwise noted herein;

(q) There are no material outstanding litigation matters or contingencies, positive or negative, relating to Katahdin Holdings or Katahdin, other than disclosed herein;

(r) At the closing of the Acquisition, neither Katahdin Holdings nor Katahdin will have any material assets, which are excess or redundant to their current operations, other than noted herein;

(s) Unless otherwise noted, the book values of assets and liabilities, as at the Valuation Date, approximate their fair market values;

(t) There are no incremental synergies to Fraser Papers over and above those already realized in acquiring the Units; and

(u) There have been no major changes to the foregoing assumptions or changes in any other factors, which could materially impact the range of values determined herein between the Valuation Date and the current date.

Amendment of any of these assumptions could materially impact the range of values determined herein.

4. Scope of Review

In connection with the Formal Valuation and Fairness Opinion, PricewaterhouseCoopers, among other things, reviewed, considered and, where appropriate, relied upon the following documents and information:

(a) A copy of the signed Purchase Agreement, dated January 30, 2007, and draft amendment dated March 29, 2007;

(b) A draft copy of an amended and restated limited liability company agreement between Katahdin Holdings and BAM with respect to Newco (the "LLC Agreement");

(c) A draft copy of an agreement between Newco and BAM with respect to a credit facility for Newco (the "BAM Credit Facility");

(d) A draft copy of the management information circular of Fraser Papers dated March 29, 2007 relating to the annual and special meeting of shareholders to be held on April 25, 2007;

(e) A copy of the audited financial statements of the Paper Business of Katahdin Holdings for each of the years ended December 31, 2005 and 2006;

(f) KPC's annual unaudited internal financial statements for each of the years ended December 31, 2003 through 2006 and for the one-month period ended January 31, 2007 and available financial data for February and March 2007;

(g) The Forecasts for each of the fiscal years ending December 31, 2007 through 2016;

(h) A summary of Management Fees paid to Fraser Papers for each of the years ended December 31, 2003 to 2006 and for the one-month period ended January 31, 2007;

(i) A summary of the historical and forecast capital expenditures ("capex") and non-cash working capital changes for each of the Directory Paper Operations and the SC Paper Operations;

(j) The Indenture Agreement;

(k) A copy of the Katahdin Paper Ownership Agreement between Brascan US, KPC and FPL dated October 28, 2003;

(l) A copy of the lease agreement dated October 28, 2003 between KPC and Katahdin Services Company LLC (the "Leasing Agreement");

(m) A copy of the long-term real price forecasts for directory grade and SC grade papers for each of the years 2007 through 2021, as provided by RISI, Inc. ("RISI");

(n) A copy of the long-term real price forecasts for kraft pulp for each of the years 2007 through 2021, as provided by RISI;

(o) Copies of various material contracts and agreements;

(p) Various Management presentations on Katahdin's business;

(q) Selected minutes of the meetings of KPC's Board of Directors;

(r) Various press releases and analyst reports, which make reference to the Acquisition;

(s) Research into economic and industry conditions on or about the Valuation Date;

(t) Research into trading multiples of somewhat comparable companies and somewhat comparable market transactions within the pulp and paper industry on or about the Valuation Date;

(u) Research into the weighted average cost of capital for somewhat comparable publicly traded companies in the pulp and paper industry on or about the Valuation Date;

(v) A copy of the Pöyry Report, dated March 28, 2007; and

(w) Letters of representation from the Committee and Management confirming certain representations made to PricewaterhouseCoopers including a general representation that they had no information or knowledge of any facts or material information not specifically noted in this letter which, in their view, would reasonably be expected to affect the information or conclusions contained herein.

Furthermore, PricewaterhouseCoopers met and/or held discussions with the Committee and with Management regarding the nature of operations, historical operating results and future expectations for Katahdin. PricewaterhouseCoopers also toured the Katahdin facilities. In addition, PricewaterhouseCoopers conducted discussions with Pöyry in relation to the Pöyry Report and certain Management assumptions used in the Forecasts.

PricewaterhouseCoopers has not, to the best of its knowledge, been denied access by Management to any information requested by PricewaterhouseCoopers.

5. Prior Valuations

PricewaterhouseCoopers understands, after reasonable enquiry, that Katahdin Holdings has not commissioned prior valuations (as defined in the Rule) of Katahdin Holdings or the Units, as a whole, or of the individual operating businesses or assets within Paper, within the 24 months preceding the Valuation Date.

6. Business Overview

6.1 Business Description

Katahdin Holdings is a limited liability company formed under the laws of Delaware. Its principal asset consists of the common units of KPC, also a limited liability company formed under the laws of Delaware. KPC was established in April 2003 by Brookfield upon acquisition of the Directory Paper Operations and SC Paper Operations. In October 2003, Fraser Papers entered into the Leasing Agreement to manage the assets of Katahdin in exchange for a fee based on Katahdin's sales.

Katahdin's Directory Paper Operations have an annual production capacity of approximately 250,000 tons, through its two directory paper machines (the "Directory Paper Machines"), located in East Millinocket, Maine, U.S. Katahdin's SC Paper Operations have an annual production capacity of approximately 180,000 tons, through its one SC paper machine (the "SC Paper Machine") in Millinocket, Maine, U.S.

Directory Paper Operations

The Directory Paper Machines primarily produce directory papers, which are considered "specialty" grade groundwood paper due to the technical complexity of producing them. End-users of the directory grade paper primarily include phone book publishers, as well as, publishers of equipment supply catalogs and other mass distribution catalogs and directories. Directory papers are primarily sold directly to the end-users with limited amounts sold through third party merchants. In 2006, the five largest customers accounted for approximately 78% of all shipments. As at the Valuation Date, approximately 82% of the Directory Paper Operations annual sales are under contract until the end of fiscal 2007 and 75% until the end of fiscal 2008.

In addition to the Directory Paper Machines, the Directory Paper Operations also comprise a groundwood pulp mill and a recycle pulp mill. A portion of the mechanical pulp produced by the Directory Paper Operations is transported through an 11 km pipeline to the SC Paper Operations. Energy for the Directory Paper Operations, in addition to steam generated by a 30 MW biomass cogeneration facility and two oil-fired boilers, is provided under long term contract by Brookfield Energy Management Inc. ("BEMI"), a subsidiary of Brookfield.

SC Paper Operations

In 2001, prior to BAM's acquisition, the SC Paper Machine underwent a $120 million rebuild to produce SCA and SCA+ paper. The SC Paper Operations produce SCA and SCA+ paper using the world's first ten-roll on-line calendaring system, which is amongst the most technologically advanced SC machines in the world. SC Papers are premium uncoated groundwood papers and are sometimes used as a substitute for higher priced lightweight coated groundwood papers. An on-site third party owned facility plant produces the precipitated calcium carbonate ("PCC") used in the papermaking process.

SC grade papers are used in magazines, catalogs and retail advertising inserts. Until 2006, the SC Paper Operations focused on the retail insert and commercial printing applications. As paper quality has improved after the ramp up of the SC Paper Machine, Management has shifted its marketing focus to the magazine and catalog sector as that sector represents higher growth and profit margin potential. Unlike directory papers, Katahdin has typically sold the SC grade papers through paper merchants with a very small percentage sold directly to the end-user. In 2006, approximately 88% of sales were through paper merchants. In 2006 the five largest customers accounted for approximately 81% of the total shipments.

Steam required for the SC Paper Operations is provided by four oil-fired boilers on site. Electrical power is provided under long term contract by BEMI.

As a result of recent industry and economic conditions, coupled with unscheduled operational shutdowns and negative cash flows, Management recently re-examined its cost structure and operating strategy. In June 2006, Management determined that it was no longer economic to use bleached thermo mechanical pulp ("BTMP"), from a leased facility in Port Cartier, Quebec. In addition, Management ran trials and determined that a better quality SC paper product could be produced using groundwood pulp, which could be produced from the expanded pulp facility at the Directory Paper Operations.

The result of Management's evaluation is a strategic expansion of the groundwood pulpmill with a primary purpose of significantly reducing the fiber cost incurred at the SC Paper Operations. The pulpmill expansion will require an investment of approximately $9.0 million, of which approximately $1.0 million has been spent to date. Management has forecast that by 2009 this will result in incremental groundwood pulp production of approximately 250 tons per day.

6.2 Historical Results of Operations

The following tables set out shipment data and unaudited historical financial results of each of the Mills for each of the years ended December 31, 2004 to 2006:

Directory Paper Operations

	Fiscal Year Ended December 31		
Unaudited - $ millions, except shipments and per ton data	**2004[1]**	**2005**	**2006**
Shipments (tons)			
Directory paper	158,782	204,612	232,484
Newsprint	113,256	25,929	10,361
Total shipments (tons)	272,038	230,541	242,845
Financial Results			
Net sales (net of freight, claims and other selling costs)	128.9	125.0	143.5
Mill EBITDA[2] (excluding management fees paid to Fraser Papers)	1.1	(5.9)	(1.9)
Capital expenditures	(1.7)	(3.6)	(1.4)

1 Operating results for 2003 have not been summarized above, since 2004 represents the first full year of operations.

2 EBITDA — Earnings before interest, depreciation and taxes. Mill EBITDA excludes any corporate overhead allocation.

The financial information presented above is based on unaudited Management prepared financial statements, as audited financial statements were not available for the Directory Paper Operations on a stand alone basis.

As indicated above, between the fiscal years ended December 31, 2004 and 2006, the Directory Paper Operations saw an increase in net sales of approximately $14.6 million or 11.3% mostly due to an increase in gross sales price, realized as a result of the shift in the overall sales mix to directory paper (96% of total shipments in 2006) and away from newsprint (4% of total shipments in 2006).

For the four months ended January 31, 2007, the Directory Paper Operations had positive EBITDA of approximately $2.6 million.

SC Paper Operations

Unaudited - $ millions, except shipments and per ton data	Fiscal Year Ended December 31 2004[3]	2005	2006
Shipments (tons)			
SCA and SCA+	30,036	143,891	166,501
SCB, SCC and Pub Roto	64,755	25,123	1,505
Total shipments (tons)	94,791	169,014	168,006
Financial Results			
Net sales (net of freight, claims and other selling costs)	48.5	98.7	99.7
Mill EBITDA (excludes management fees paid to Fraser Papers)	(10.1)	(10.6)	(13.1)
Capital expenditures	(12.1)	(1.0)	(0.9)

3 Figures for 2004 are representative of approximately five months of operations.

The financial information presented above is based on unaudited Management prepared financial statements, as audited financial statements were not available for the SC Paper Operations on a stand alone basis.

As indicated above, between the fiscal years ended December 31, 2005 and 2006, the SC Paper Operations saw an increase in net sales of approximately $1.0 million or 1.0%. The increase was a result of a shift in the overall sales mix to SCA and SCA+ and away from SCB, SCC ad Pub Roto.

For the month ended January 31, 2007, the SC Paper Operations had negative EBITDA of approximately $1.2 million, which was slightly behind its 2007 planned EBITDA for January 2007. The SC Paper Operations are expected to have positive EBITDA commencing in June 2007, once the first phase of the groundwood pulpmill becomes operational.

6.3 Historical Financial Position

The following table sets out selected balance sheet data from the audited financial statements of the Paper Business of Katahdin Holdings as at December 31, 2005 and 2006:

	As at December 31 2005	2006
	($ millions)	
Current assets	63.0	59.1
Property, plant and equipment	82.2	78.1
Other assets	20.1	14.9
Total assets	165.3	152.1
Current liabilities	22.7	25.1
Long-term debt	6.5	3.4
Preferred units, including unpaid dividends	11.1	11.6
Other liabilities	4.5	4.7
Katahdin Holdings' net investment	120.5	107.3

7. Summary of Industry and Economic Conditions

7.1 The United States Economy

The table below shows forecast data for selected economic indicators for the U.S. Economy[4]:

Indicator	Annual Forecast Data 2007F	2008F	2009F	2010F	2011F
Real GDP, % change	2.5%	3.5%	4.1%	2.9%	1.6%
Producer Prices, % change	1.5%	2.9%	3.4%	2.5%	0.3%
West Texas Int. Oil Price, $/bbl	58.0	51.0	50.0	44.0	48.0
Prime Rate, %	8.3%	8.4%	9.1%	8.4%	7.5%
10 year Treasury Bond Yield, %	5.0%	5.5%	5.9%	5.2%	5.0%

4 Source — RISI Monthly Economic Commentary — January 2007. Established in 1985, RISI is globally recognized as one of the premier sources for independent economic analysis for the international Forest and Paper industry.

The U.S. economy gained momentum towards the end of 2006 mostly as a result of lower oil prices, declining long-term interest rates and sustained consumer spending. Real GDP growth for Q4 2006 was estimated to be 3.4% (annualized). However, the declining housing sector is expected to slow growth until mid-2007. Beginning in the second half of 2007, RISI expects two to three years of real GDP growth. The 10 year Treasury Bond Yield as at the Valuation Date is 4.87%, and is expected to rise by approximately 100 basis points by 2009.

7.2 Global Industry Conditions and Key Drivers

The global pulp and paper industry is fragmented, comprising a large number of companies that produce a wide range of paper, packaging, and pulp products. The industry is capital intensive and cyclical as well as being heavily influenced by the prevailing economic conditions of the global economy. There are several factors that impact the industry and of those, the ones that have the highest impact remain foreign exchange fluctuations, increased energy, transportation, raw material costs, and the impact of emerging markets.

7.3 North America Industry Challenges — Directory and SC Papers

Overall, demand for U.S. uncoated mechanical papers was flat in 2006 relative to 2005, and the markets remained weak with prices deteriorating for most mechanical grades of paper in January 2007. In certain cases, prices for mechanical grades of paper are now below the cash cost of production for certain high cost mills. As a result, market downtime is becoming more prevalent, and prices should stabilize in 2007, as supply and demand become more balanced.

In North America, the market for directory paper products is a small sub-segment of the broader uncoated groundwood market and is approximately 1.0 million tons per annum. Approximately 11% of annual consumption is supplied by imports, primarily from Europe. The usage of directory paper in large directories (over 50,000 circulated) was approximately 260,000 tons in 2006.

Directory paper demand is expected to remain at or above the level achieved in 2006 with decreases not expected in the near term; however it is expected that the increased demand will be matched by increased supply as some newsprint mills have the capability (with a capital investment) to convert production from newsprint to directory paper.

List directory paper prices (22.1 lbs white directory paper) were $725/ton in December 2006, with a 2006 average of $721/ton. According to RISI, moderate directory paper growth of approximately 1% is expected for 2007 and 2008, followed by small declines thereafter.

The market for SC papers in North America is another sub-segment of the uncoated groundwood market and is approximately 3.6 million tons. Approximately 2.1 million of these tons are SCA and SCA + grades. The sub-segment has experienced the highest growth rate in the paper market, approximately 20% over a period of about 4 years. The rate of growth has exceeded North American capacity; hence, in 2006, approximately 500,000 of the 3.6 million tons produced were supplied by imports from Europe.

In January 2007, SCA prices decreased to $735/ton from $775/ton in December 2006. This compares to an average price of $798/ton in 2006. According to RISI, demand for SCA/SCA+ papers is expected to growth at a rate of 2.9% over the next five years.

8. Valuation Approach and Methodologies

8.1 General

In valuing an asset, business operation or shares, one or more of the following valuation approaches are used:

(a) The Income/Cash Flow Approach;

(b) The Market Approach;

(c) The Cost Approach; and

(d) The Asset-Based Approach.

8.2 Income/Cash Flow Approach

The Income/Cash Flow Approach is adopted where the business is believed to be viable as a going concern. The future earnings or cash flow of the business are converted to a value using procedures that consider the expected growth and timing, the risk profile of the benefits stream and the time value of money. The conversion of the benefits stream to value normally requires the determination of a discount rate (rate of return). In determining the appropriate rate, consideration is given to such factors as interest rates, rates of return anticipated by investors on alternative investments, the risk characteristics of the anticipated benefits of the subject entity, etc. Typically, the rate of return or discount rate used is consistent with the anticipated risks and benefits.

The most commonly adopted methodologies are:

- Discounted cash flow ("DCF");
- Capitalized cash flow;
- Capitalized earnings; and
- Multiple of earnings before interest, depreciation and taxes ("EBITDA").

8.3 Market Approach

The Market Approach to valuation is a general way of determining a value indication of a business or an equity interest therein using one or more methods that compare the subject entity to similar businesses, business ownership interests and securities (investments) that have been sold. Examples of methods under this approach include, the "Guideline Public Company Method" and the "Merger and Acquisition Method".

The Guideline Public Company Method is a method whereby market multiples are derived from market prices of actively traded stocks of companies that are engaged in the same or similar lines of business. Under this method, guideline company data is used to develop value measures that can be applied to the subject company's financial data, in order to reach an indication of value for the issued shares of the subject entity. To the extent that the risk associated with an investment in the subject entity is different from that of the guideline companies, subjective adjustments are made to the market-based ratios to reflect such differences.

Under the Merger and Acquisition Method, valuation ratios are derived from open-market transactions of significant interests in entities engaged in the same or similar line of business as the subject entity.

8.4 Cost Approach

The Cost Approach is a technique that uses the concept of replacement cost as an indicator of fair market value. The premise of the Cost Approach is that a prudent investor would pay no more for an asset than the amount for which the asset could be replaced with a new one. Replacement cost new refers to the cost incurred to replace the asset in like condition using current material and labour rates. To the extent that the asset will provide less utility than a new one, the value of that asset is less than replacement cost new.

8.5 Asset-Based Approach

An Asset-Based Approach may also be appropriate to value a business that is not generating an adequate return on its underlying investment and where value may be greater on a break-up basis than as a going concern. This approach is also appropriate for a holding company where its value is based on the value of its underlying investments.

9. Selected Valuation Approach and Methodology

9.1 Approach and Methodology

Based on PricewaterhouseCoopers' understanding of Katahdin Holdings, Katahdin and the Information reviewed and relied upon, subject to our due diligence and exercise of professional judgment, the DCF Method was selected as the primary methodology in arriving at the enterprise value ("EV") of the Directory Paper Operations and SC Paper Operations. The Guideline Public Company Method and Merger and Acquisition Method were also considered.

In arriving at the fair market value of the Units (excluding the SC Net Interest), redundant assets were added and interest-bearing debt was deducted from the EV of the Directory Paper Operations. The fair market value of KPC's preferred units owned by Fraser Papers, including unpaid dividends was also deducted.

In arriving at the fair market value of the SC Net Interest, required working capital and the present value of the BAM Distributions, net of the related benefit of the tax savings associated with the BAM Distributions were deducted.

9.2 Primary Valuation Approach: DCF Method

The DCF Method is generally appropriate in situations where the entity's cash flows can be reasonably estimated and are expected to differ significantly from the historical performance (for example, expansion of capacity, significant change of management and/or financial structure, cessation or sale of a portion of a business, or where the subject of the valuation has a finite life).

Under the DCF Method, projected future earnings or cash flows are discounted by the desired rate of return, which considers a number of internal and external factors relating to the business being valued, as well as the time-value of money. In effect, the rate of return has regard to the various risks attached to, and the opportunity costs of, acquiring the business.

In addition, if appropriate, the residual, or "terminal", value of the business/assets at the end of the projection period is included in the calculation, as there is an assumption that cash flows from operations will continue at an assumed growth rate or the assets purchased will ultimately be disposed of (converted to cash).

Management provided PricewaterhouseCoopers with the Forecasts, which provide annual cash flows (expressed in 2006 real dollars) for the Directory Paper Operations and SC Paper Operations for each of the years ending December 31, 2007 to 2016.

Given Katahdin's recent history of operating losses, its ability to become profitable will depend on Management's ability to reduce operating costs, implement strategic capital plans efficiently, such as the pulpmill expansion, and achieve targeted sales mix and growth.

Readers are cautioned that all financial forecasts involve numerous risks and uncertainties. By their nature, future events cannot be determined. Actual results may vary significantly from the Forecasts set out herein.

The DCF Method requires that numerous assumptions be made regarding, among other things, production volumes, benchmark selling prices, operating costs, working capital, and capital costs.

PricewaterhouseCoopers applied various due diligence procedures to the Forecasts, including the following. The Forecasts were analyzed by PricewaterhouseCoopers and discussed with Management. PricewaterhouseCoopers also benchmarked key assumption inputs in the Forecasts against selected industry information.

Pöyry was engaged by Fraser Papers, at the direction of the Special Committee, to review and comment on the SC Paper Operations, specifically:

- Management's assumptions in the SC Forecast, including whether the efficiency, quality and furnish mix changes could be achieved;
- the design of the SC paper machine;
- the general state of repair of the SC Paper Machine; and
- the capital investment and related cost savings associated with the groundwood pulpmill expansion.

PricewaterhouseCoopers reviewed the Pöyry Report and had discussions with Pöyry. While Pöyry identified some differences in cost assumptions, the net effect on value was not considered significant.

10. Valuation of the Units (Excluding the SC Net Interest)

10.1 EV of the Directory Paper Operations

As noted above, PricewaterhouseCoopers selected the DCF Method as its primary methodology.

Determination of Unlevered Free Cash Flow

The following table provides a summary of the unlevered free cash flow for the Directory Paper Operations for each of the years ending December 31, 2007 to 2016, as well as the terminal unlevered free cash flow for 2017 onwards:

	Forecast — Fiscal Year Ending December 31										
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	Terminal
	($ millions)										
Net sales[5]	156.4	159.7	168.6	164.2	159.0	158.9	163.4	167.5	156.2	150.1	158.0
Mill EBITDA[5]	**12.0**	**11.4**	**16.3**	**13.1**	**11.2**	**12.1**	**15.4**	**17.1**	**7.0**	**4.4**	**8.7[6]**
Deduct:											
Income taxes[7]	(1.5)	0.0	(1.0)	(1.8)	(1.6)	(1.9)	(3.2)	(4.9)	(1.9)	(0.8)	(3.5)
Changes in non-cash working capital[5]	0.7	(1.0)	(1.5)	0.3	0.6	(0.1)	(0.8)	(0.9)	1.0	0.7	0.0
Capital expenditures[8]	(2.8)	(2.6)	(2.3)	(3.1)	(3.8)	(2.1)	(2.1)	(2.1)	(2.1)	(2.1)	(1.4)
Unlevered free cash flow	**8.4**	**7.7**	**11.5**	**8.5**	**6.4**	**8.0**	**9.3**	**9.1**	**4.0**	**2.2**	**3.8**

5 Forecast operating results and changes in non-cash working capital are from the Directory Forecast prepared by Management.

6 Terminal EBITDA has been calculated using an average of RISI forecast 2007 to 2021 prices in arriving at gross sales and kraft pulp costs. Other direct and fixed costs are based on amounts to be incurred in fiscal 2016.

7 Income taxes have been calculated based on an assumed opening capital cost of $54.3 million for tax depreciation purposes. All assets assumed to be written off over 7 years.

8 Capital expenditures are based on a 5 year capital plan prepared by Management. Capital expenditures for the years 2012 onwards have been assumed to be approximately $2.1 million per annum based on discussions with Management. The terminal capital expenditures are shown net of the related tax shield.

The following provides an overview of the key variables and assumptions used by Management in arriving at forecast Mill EBITDA:

Sales

Gross sales were forecast using estimated future shipments and forecast gross sales prices.

Management forecast production was based on estimated tons produced per day for each of the fiscal years 2007 and 2008 of approximately 684 tons per day and 697 tons per day respectively, for the Directory Paper Machines combined. Long-run production (fiscal years 2009 onwards) was estimated to be 713 tons per day.

Gross sales price ("GSP") for the fiscal years 2007 and 2008 were forecast based on existing customer contracts. GSP for the fiscal years 2009 onwards was based on forecast RISI real prices (2006 dollars) for 22.1 lbs directory paper adjusted for historical price realizations and historical and forecast product sales mix.

In arriving at net sales prices, freight, claims and other selling costs were deducted, based on historical costs per ton.

Terminal year net sales were calculated assuming a maintainable level of production of approximately 259,000 tons per year and using a fifteen year average of forecast RISI real prices for 22.1 lbs directory paper (2007F to 2021F) adjusted for historical price realizations and historical and forecast product sales mix. Terminal year freight, claims and other selling costs on a unitized basis, were assumed to be equal to those amounts forecast to be incurred in fiscal 2016.

Direct Costs

Direct costs are made up of three primary cost categories: furnish, energy, and other variable costs. These costs have been forecast by Management based on the assumptions described below.

- *Furnish* — includes costs related to fiber inputs (wood, recycled fiber, purchased kraft pulp) as well as chemicals and additives. Management estimated cost inputs based on historical prices, industry trends, changes in fiber input mix and Katahdin's ability to access the inputs. Purchased kraft prices are estimated based on a RISI forecast real pulp prices (2007F to 2016F) less discounts specific to the Directory Paper Operations. For the terminal value, purchased kraft prices are estimated based on an average of RISI forecast real pulp prices (2007F to 2021F) less discounts specific to the Directory Paper Operations.
- *Energy* — includes costs related to energy production and consumption (fuel oil, purchased bark and purchased power). Energy cost assumptions are based on historical trends as well as Management's expectations of future prices.
- *Other Variable costs* — includes finishing and operating supplies, machine clothing, and mill operating labor. These costs are estimated based on historical trends as well as Management's expectations of future operations.

Fixed Costs

Fixed costs consist of salaries, labor and maintenance, as well as property taxes, insurance, and other general and administrative ("G&A") costs. These costs are estimated based on historical trends as well as Management's expectations of future operations.

Mill EBITDA

Mill EBITDA for the Directory Paper Operations during the forecast period ranged from a low of $4.4 million (2016F) to a high of $17.1 million (2014F) with a terminal Mill EBITDA of $8.7 million. Corresponding forecast Mill EBITDA margins are in the range of 2.9% to 10.2%, with a terminal Mill EBITDA margin of 5.5%.

It should be noted that Mill EBITDA is particularly sensitive to changes in certain assumptions.

Other key assumptions in arriving at unlevered free cash flow are summarized below:

Income Taxes

PricewaterhouseCoopers assumed a combined federal and state income tax rate of 40.5%.

Net Change in Non-Cash Working Capital

Non-cash working capital is comprised of accounts receivable, inventory, and accounts payable, as estimated by Management. The net change has been estimated by Management based on forecast sales and expenses.

Capital Expenditures

Management provided PricewaterhouseCoopers with a forecast of capital expenditures for the Directory Paper Operations for each of the years ending December 31, 2007 to 2011, which ranged from a low of approximately $2.3 million (2009F) to a high of $3.8 million (2011F).

For the fiscal years 2012 through 2016 and the terminal year, capital expenditures were assumed to be $2.1 million per year. The terminal year capital expenditures are shown net of the related tax shield of approximately $0.7 million.

Return Capex, and the related benefits, for projects which have been identified by Management but not yet approved, are not reflected in the Directory Forecast.

Unlevered After Tax Free Cash Flow

In determining the unlevered after tax free cash flow, PricewaterhouseCoopers tax-effected the forecast Mill EBITDA for each of the fiscal years in the Directory Forecast and then deducted the estimated capital expenditures in each year as well as taking into account the net change in non-cash working capital.

Present Value of the Unlevered After Tax Free Cash Flow

The unlevered after tax free cash flow for the forecast period is discounted to the Valuation Date using the weighted average cost of capital ("WACC") for the Directory Paper Operations less an assumed long-term growth rate, as more fully discussed below.

WACC

The WACC is an overall required rate of return, which takes into account the required rate of return of all forms of invested capital (i.e. cost of debt and cost of equity capital). It is the rate of return indicative of the investment risk inherent in the ownership of the business enterprise, inclusive of all of its assets, tangible and intangible, current and long-term.

In selecting a discount rate to apply, PricewaterhouseCoopers reviewed available data from a variety of public sources, including selected North American public companies operating in the Forest & Paper industry, which may be considered somewhat comparable.

The following table shows the key inputs used in the determination of the WACC:

Cost of debt	
Pre-tax cost of debt[9]	7.1%
Effective tax rate	40.5%
After-tax cost of debt	4.2%
Cost of equity	
Risk-free rate[10]	4.9%
Equity market risk premium[11]	11.9%
Alpha risk premium adjustment	2.0%
Levered Beta[12]	1.02
After-tax cost of equity	18.9%
WACC	
Optimal Capital Structure (Debt/Equity)[12]	46.0%/54.0%
WACC (rounded)	**12.0%**

9 Average BB Bond yield to maturity (10-20 years) as of January 30, 2007.

10 Yield on a 10 year U.S. government treasury bond as of January 30, 2007.

11 PricewaterhouseCoopers LLP premium guideline of 6.0% plus SBBI 2006 micro-capitalization equity size premium.

12 Based on selected industry observed data.

The Alpha risk premium adjustment, as shown above, was selected based on consideration of the following factors, among others:

- The track record of financial results for the Directory Paper Operations and the risks and uncertainties associated with the Directory Forecast;
- The size/scale of the Directory Paper Operations relative to the somewhat comparable public companies in its industry;
- Fraser Papers' familiarity with the Directory Paper Operations; and
- Industry conditions, specifically, challenges in the operating environment.

Based on the factors that PricewaterhouseCoopers considered relevant, a WACC in the range of approximately 11.0% to 13.0% (midpoint of 12.0%), was selected.

Discount Rate

As the Directory Forecast is in 2006 real dollars, in arriving at the discount rate for the Directory Paper Operations, an assumed long-term growth rate of 2.5% was deducted from the WACC. Based on the foregoing, PricewaterhouseCoopers determined the discount rate for the Directory Paper Operations to be in the range of 8.5% to 10.5%.

Terminal Value

In arriving at the terminal value of the Directory Paper Operations as at December 31, 2016, the unlevered free cash flow for the terminal year (2017 onwards) was capitalized using a multiplier in the range of 9.5 times to 11.8 times. As there is no assumed real growth for 2017 onwards, the terminal year multiplier is simply the inverse of the terminal capitalization rate, which was determined to be in the range of 8.5% to 10.5%. The benefit of tax shield remaining as at December 31, 2016, which relates to available income tax losses and tax pools, was then added. The resultant terminal value of the Directory Paper Operations as at December 31, 2016, was then discounted back to the Valuation Date.

Enterprise Value — Directory Paper Operations

The EV of the Directory Paper Operations was determined to be in the range of approximately $64.5 million to $74.9 million, as follows:

	Low	High
	($ millions)	
Present value of cash flows (2007 to 2016)	49.7	53.2
Present value of terminal value	14.8	21.7
EV of the Directory Paper Operations	64.5	74.9

DCF Method Implied Valuation Multiples — Directory Paper Operations

PricewaterhouseCoopers calculated the following valuation multiples for the Directory Paper Operations, implied from the DCF Method:

	Low	High
EV/2007 Forecast EBITDA	5.4x	6.3x
EV/Cycle Average EBITDA[13]	5.0x	5.9x
EV/Estimated TTM EBITDA[14]	8.3x	9.6x
EV/TTM Revenue	0.45x	0.52x
Terminal Value at December 31, 2016/Terminal EBITDA	4.4x	5.4x

13 Cycle Average EBITDA is based on 2007-2011 forecast EBITDA.

14 Estimated TTM EBITDA is calculated based on annualized EBITDA for the four months ended January 31, 2007.

DCF Sensitivity Analysis

PricewaterhouseCoopers performed sensitivity analysis on certain key assumptions underlying the DCF Method. The following table summarizes the sensitivities and approximate impact on EV.

Variable	2007F Assumption	Change	Approximate Impact on EV ($ millions)	% Impact on EV
Discount rate	8.5% to 10.5%	+/− 1%	5.1	7.3%
Net selling price	$626/ton	+/− $10/ton	17.1	24.5%
Purchased kraft price (NBSK del. Mill)	$587/ton	+/− $10/ton	2.9	4.2%
Wood price	$47/ton	+/− $1/ton	1.8	2.6%
Oil price (Bunker C del. Mill)	$48/bbl	+/− $1/bbl	2.0	2.9%
Hydro price	$41/MWh	+/− $1/MWh	2.5	3.6%
Absolute efficiencies	84.5%	+/− 1%	7.7	11.0%

10.2 Valuation of the Units (Excluding the SC Net Interest)

As previously discussed, in arriving at the fair market value of the Units (excluding the SC Net Interest), redundant assets are added and interest-bearing debt is deducted from the EV of the Directory Paper Operations. The fair market value of KPC's preferred units owned by Fraser Papers, including unpaid dividends, was also deducted.

Redundant Assets

Redundant assets and/or liabilities are those which are considered excess to the normal requirements of the business. Redundant assets most commonly encountered include excess cash or term deposits or other assets not required in the day to day operations. Where redundant assets exist, their net realizable value must be added to the enterprise value to arrive at an equity value. No prudent vendor would sell a business as a going concern without first extracting such assets from the business or adding their value to the value of the operating assets.

Under the Acquisition, Fraser Papers, through its purchase of the Units, is acquiring the working capital of both the Directory Paper Operations and the SC Paper Operations. Based on discussions with Management, PricewaterhouseCoopers understands that approximately $15.0 million of working capital relates to the SC Paper Operations. As a result, redundant working capital of approximately $15.0 million has been added to the EV of the Directory Paper Operations.

Debt Assumed

As at January 30, 2007, KPC had approximately $3.4 million of interest bearing debt which is to be assumed as part of the Acquisition. This amount has been deducted from the EV of the Directory Paper Operations.

Preferred Units

As at the Valuation Date, Fraser Papers owned 10,000 preferred units in KPC, each with a redemption value of $1,000. Unpaid dividends at the Valuation Date totalled approximately $1.6 million.

Based on discussions with Management regarding their ability to redeem the preferred units, forecasted timing of redemption and payment of dividends, PricewaterhouseCoopers estimated the fair market value of the preferred units of KPC, including unpaid dividends, to be approximately $3.0 million.

Value of the Units (Excluding the SC Net Interest)

Based on the foregoing and as set out in Section 13 of this Report, PricewaterhouseCoopers calculated the value of the Units (excluding the SC Net Interest) to be in the range of approximately $73.1 million to $83.5 million.

11. Valuation of the SC Net Interest

11.1 Valuation of the SC Paper Operations

As previously discussed, PricewaterhouseCoopers selected the DCF Method as its primary methodology in arriving at the EV of the SC Paper Operations.

Determination of Unlevered Free Cash Flow

The following table provides a summary of the unlevered free cash flow for the SC Paper Operations for each of the years ending December 31, 2007 to 2016, as well as the terminal unlevered free cash flow for 2017 onwards:

	Forecast — Fiscal Year Ending December 31										
	2007	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**	**2016**	**Terminal**
						($ millions)					
Net sales[15]	113.7	121.0	131.2	122.8	111.8	120.5	130.2	135.3	128.5	114.4	123.4
Mill EBITDA[15]	**(1.8)**	**9.5**	**20.8**	**13.7**	**5.5**	**14.9**	**23.8**	**27.0**	**20.8**	**9.9**	**15.6[16]**
Deduct:											
Income taxes[17]	0.0	(0.8)	(7.1)	(4.2)	(1.0)	(4.9)	(8.5)	(10.1)	(7.8)	(3.4)	(6.3)
Changes in non-cash working capital[15]	(4.0)	(0.5)	(1.1)	0.7	1.1	(1.0)	(1.3)	(1.0)	0.5	1.4	0.0
Capital expenditures[18]	(3.6)	(1.6)	(2.5)	(3.1)	(1.6)	(1.1)	(1.1)	(1.1)	(1.1)	(1.1)	(0.8)
Unlevered free cash flow	**(9.5)**	**6.6**	**10.2**	**7.0**	**4.0**	**7.9**	**13.0**	**14.8**	**12.4**	**6.8**	**8.5**

15 Forecast operating results and changes in non-cash working capital are from the SC Forecast prepared by Management.

16 Terminal EBITDA has been calculated using an average of RISI forecast 2007 to 2021 prices in arriving at gross sales and kraft pulp costs. Other direct and fixed costs are based on amounts to be incurred in fiscal 2016.

17 Income taxes have been calculated based on an assumed opening capital cost of $11.5 million for tax depreciation purposes. All assets assumed to be written off over 7 years.

18 Capital expenditures are based on a 5 year capital plan prepared by Management. Capital expenditures for the years 2012 onwards have been assumed to be approximately $1.1 million per annum based on discussions with Management. The terminal capital expenditures are shown net of the related tax shield.

The following provides an overview of the key variables and assumptions used by Management in arriving at forecast Mill EBITDA:

Sales

Gross sales were forecast using estimated future shipments and forecast gross sales prices.

Management forecast production was based on estimated tons produced per day for each of the fiscal years 2007 and 2008 of approximately 513 tons per day and 519 tons per day respectively. Long-run production (fiscal years 2009 onwards) was estimated to be 524 tons per day.

GSP for each of the fiscal years 2007 through 2016 was based on forecast RISI real prices (2006 real dollars) for 35 lbs SC paper adjusted for historical price realizations, historical and forecast product sales mix (magazine/catalog versus inserts) and forecast sales channels (direct versus merchants).

In arriving at net sales prices, freight, claims and other selling costs, were deducted each based on historical costs per ton.

Terminal year net sales were calculated assuming a maintainable level of production of approximately 190,000 tons per year and using the fifteen year average forecast RISI real prices for 35 lbs SC paper (2007F to 2021F) adjusted for historical price realizations, historical and forecast product sales mix and forecast sales channels

Terminal year freight, claims and other selling costs, on a unitized basis, were assumed to be equal to amounts forecast to be incurred in fiscal 2016.

Direct Costs

Direct costs are made up of three primary cost categories: furnish, energy, and other variable costs. These costs have been estimated based on the assumptions described below.

- *Furnish* — includes costs related to fiber inputs (wood, purchased kraft pulp) as well as chemicals and additives. Cost inputs were based on historical prices, industry trends, changes in fiber input mix, and Katahdin's ability to access the inputs. Purchased kraft prices were based on a fifteen year average of forecast RISI real pulp prices (2007F to 2021F) less discounts specific to the SC Paper Operations.
- *Energy* — includes costs related to energy production and consumption (fuel oil and purchased power). Energy cost assumptions are based on historical trends as well as Management's expectations of future prices; and
- *Other Variable costs* — includes finishing and operating supplies, machine clothing, and mill operating labor. These costs are estimated based on historical trends as well as Management's expectations of future operations.

Fixed Costs

Fixed costs consist of salaries, labor and maintenance, as well as property taxes, insurance, and other G&A costs. These costs are estimated based on historical trends as well as Management's expectations of future operations.

Mill EBITDA

Mill EBITDA for the SC Paper Operations during the Forecast period ranged from a low of negative $1.8 million (2007F) to a high of $27.0 million (2014F) with a terminal Mill EBITDA of approximately $15.6 million. Corresponding forecast Mill EBITDA margins are in the range of negative 1.6% to 19.9%, with a terminal Mill EBITDA margin of 12.6%.

It should be noted that Mill EBITDA is particularly sensitive to changes in certain assumptions.

Other key assumptions in arriving at unlevered free cash flow are summarized below:

Income Taxes

PricewaterhouseCoopers assumed a combined federal and state income tax rate of 40.5%.

Net Change in Non-Cash Working Capital

Non-cash working capital is comprised of accounts receivable, inventory, and accounts payable, as estimated by Management. The net change has been estimated by Management based on forecast sales and expenses.

Capital Expenditures

Management provided PricewaterhouseCoopers with a forecast of capital expenditures for the SC Paper Operations for each of the years ended December 31, 2007 to 2011, which ranged from a low of approximately $1.6 million (2008F and 2011F) to a high of $3.6 million (2007F).

For the fiscal years 2012 through 2016 and the terminal year, capital expenditures were assumed to be $1.1 million per year. The terminal year capital expenditures are shown net of the related tax shield of approximately $0.3 million.

Return Capex, and the related benefits, for projects which have been identified by Management but not yet approved, are not reflected in the SC Forecast.

Unlevered After Tax Free Cash Flow

In determining the unlevered after tax free cash flow, PricewaterhouseCoopers tax-effected the forecast EBITDA for each of the fiscal years in the SC Forecast and then deducted the estimated capital expenditures in each year as well as taking into account the net change in non-cash working capital.

Present Value of the Unlevered After Tax Free Cash Flow

The unlevered after tax free cash flow for the SC Paper Operations for the forecast period is discounted to the Valuation Date using a selected discount rate, as discussed below.

Discount Rate

As with the Directory Paper Operations, PricewaterhouseCoopers computed a WACC, using the same inputs as were used for the Directory Paper Operations. PricewaterhouseCoopers determined that an additional risk premium specific to the SC Paper Operations of 400 basis points was appropriate, based on consideration of the following factors, among others:

- The inherent risks attached to the achievement of the cash flows and successful expansion of the pulpmill;
- The early stage of operations following start up in 2004, and the strategy to increase magazine and catalog sales over the next five years;
- The risks attached to achieving improved long-run absolute efficiencies on the SC Paper Machine; and
- The historical financial results for the SC Paper Operations.

As with the Directory Paper Operations, an assumed long-term growth rate of 2.5% was deducted in arriving at the discount rate for the SC Paper Operations. Based on the foregoing, PricewaterhouseCoopers determined the discount rate for the SC Paper Operations to be in the range of 12.5% to 14.5%.

Terminal Value

In arriving at the terminal value of the SC Paper Operations as at December 31, 2016, the unlevered free cash flow for the terminal year (fiscal 2017 onwards) was capitalized using a multiplier in the range of 6.9 times to 8.0 times. As there is no assumed real growth for 2017 onwards, the terminal year multiplier is simply the inverse of the terminal capitalization rate, which was determined to be in the range of 12.5% to 14.5%. The benefit of tax shield remaining as at December 31, 2016, which relates to available income tax losses and tax pools, was then added. The resultant terminal value of the SC Paper Operations as at December 31, 2016, was then discounted back to the Valuation Date.

Enterprise Value — SC Paper Operations

The EV of the SC Paper Operations was determined to be in the range of approximately $48.3 to $57.9 million, as follows:

	Low	High
	($ millions)	
Present value of cash flows (2007 to 2016)	31.7	35.3
Present value of terminal value	16.6	22.6
EV of the SC Paper Operations	48.3	57.9

DCF Method Implied Valuation Multiples — SC Paper Operations

PricewaterhouseCoopers calculated the following valuation multiples for the SC Paper Operations, implied from the DCF Method:

	Low	High
EV/Cycle Average EBITDA[19]	5.1x	6.1x
EV/TTM Revenue	0.48x	0.58x
Terminal Value at December 31, 2016/Terminal EBITDA	3.8x	4.4x

19 Cycle Average EBITDA is based on 2007-2011 forecast EBITDA.

It should be noted that since the historical results of the SC Paper Operations have been negative, multiples based on past results cannot be determined.

DCF Sensitivity Analysis

PricewaterhouseCoopers performed sensitivity analysis on certain key assumptions underlying the DCF Method. The following table summarizes the sensitivities and approximate impact on EV.

Variable	2007F Assumption	Change	Approximate Impact on EV ($ millions)	% Impact on EV
Discount rate	12.5% to 14.5%	+/− 1%	4.8	9.0%
Net selling price	$607/ton	+/− $10/ton	9.3	17.5%
Purchased kraft price (NBSK del. Mill)	$587/ton	+/− $10/ton	1.8	3.4%
Wood price	$47/ton	+/− $1/ton	1.1	2.1%
Oil price (Bunker C del. Mill)	$46/bbl	+/− $1/bbl	1.8	3.4%
Hydro price	$41/MWh	+/− $1/MWh	1.9	3.6%
Absolute efficiencies	87%	+/− 1%	3.0	5.6%

11.2 Valuation of the SC Net Interest

As previously discussed, in arriving at the fair market value of the SC Net Interest, required working capital (redundant working capital of the Directory Paper Operations) was deducted from the EV of the SC Paper Operations. The present value of the BAM Distributions, net of the related tax savings, was also deducted.

Working Capital

In arriving at the Enterprise Value of the SC Paper Operations, a normal level of non-cash working capital was assumed. Under the Acquisition, the value of the non-cash working capital of the SC Paper Operations is included as part of the price being paid for the Units; therefore, PricewaterhouseCoopers deducted the non-cash working capital in arriving at the value of the SC Net Interest.

BAM Distributions

PricewaterhouseCoopers calculated the BAM Distributions based on EBITDA for the SC Paper Operations less corresponding annual capital expenditures ("Distributable Free Cash Flow" of "DFCF"). Under the Credit Facility Agreement, BAM has agreed to provide a credit facility (the "BAM Credit Facility") which will be used to fund negative cash flow (EBITDA less capital expenditures plus/minus working capital changes) of the SC Paper Operations. Any advances under the BAM Credit Facility will be repaid from cash flow of the SC Paper Operations until such time as the cumulative cash flow is no longer negative. BAM Distributions are only made once the BAM Credit Facility has been repaid. BAM Distributions accumulate during the period that the BAM Credit Facility is outstanding.

For purposes of the calculation, the BAM Distributions are as follows.

i) 90% of DFCF up to a cumulative amount of $100.0 million;

ii) 60% of DFCF for cumulative amounts in the range of $100.0 million to $150.0 million;

iii) 40% of DFCF for cumulative amounts in the range of $150.0 million to $200.0 million; and

iv) 20% of DFCF thereafter.

As the SC Forecast is in 2006 real dollars, in determining the BAM Distributions, PricewaterhouseCoopers annually deflated the thresholds noted above, using a long-term inflation assumption of 2.5%.

The following table provides a summary of the BAM distributions for each of the years ending December 31, 2007 to 2016:

	Forecast — Fiscal Year Ending December 31									
	2007[20]	2008[21]	2009	2010	2011	2012	2013	2014	2015	2016
	($ millions)									
BAM Distributions	—	—	19.2	9.5	3.5	12.4	20.4	21.9	11.8	5.3

20 As EBITDA less capital expenditures is forecast to be negative in fiscal 2007, there are no BAM Distributions in 2007.

21 BAM Distributions are only made once the BAM Credit Facility has been repaid. As the BAM Credit Facility is expected to be outstanding in 2008, BAM Distributions are expected to be made starting in 2009.

Schedule A 1.(a) of the Purchase Agreement provides that BAM Distributions are to be made at the end of the calendar year; hence, the payments have been discounted using end of year present value factors, based on a discount rate in the range of 12.5% to 14.5%.

The resultant present value of the BAM Distributions, calculated to be in the range of approximately $55.5 million to $63.2 million, is deducted from the EV of SC Paper Operations.

Based on Management's expectations set out in the SC Forecast, there are no economic reasons that would cause BAM to exercise its put option. Accordingly, no value has been ascribed to the put option.

Benefit of tax savings available on BAM Distributions

In arriving at the EV of the SC Paper Operations, the BAM Distributions were not deducted in arriving at Mill EBITDA. As FPL will only pay tax on income, after deduction of the BAM Distributions, there are tax savings to be recognized. The benefit of the tax savings on the BAM Distributions assumes an effective tax rate of approximately 40.5%, with the tax savings discounted to the present value using discount rates in the range of 12.5% to 14.5%. The benefit of the tax savings available on the BAM Distributions of $22.3 million to $25.4 million has been added to the value of the SC Net Interest.

Value of the SC Net Interest

Based on the foregoing and as set out in Section 13 of this Report, PricewaterhouseCoopers determined the value of the SC Net Interest to be in the range of approximately $0.1 million to $5.1 million.

12. Market Approach

12.1 Guideline Public Company Method

In the Guideline Public Company Method, PricewaterhouseCoopers considered the trading multiples derived from market prices of public companies operating in the forest and paper industry, which may be considered somewhat comparable to Katahdin (the "Guideline Companies").

There are no exact comparables as a result of differences in size, financial composition, market coverage, product offerings, etc. This is particularly true of companies in the forest and paper industry, where public companies are generally large integrated producers with large variations in products mix.

PricewaterhouseCoopers reviewed several trading multiples including EV to trailing twelve months ("TTM") revenue and EV to TTM EBITDA for the Guideline Companies. PricewaterhouseCoopers also considered the EV to 2007F EBITDA multiple.

The Guideline Companies and related trading multiples are shown below:

					Enterprise Value/		
Company[22]	Currency[23]	Market Cap ($Mill)[24]	Enterprise Value ($Mill)	TTM EBITDA/ Margin[25]	TTM Revenue	TTM EBITDA	2007F EBITDA[26]
Abitibi-Consolidated Inc.	CAD	1,673	5,482	11.2%	1.1x	9.9x	9.3x
Bowater Inc.	USD	1,580	3,840	10.2%	1.1x	10.7x	9.3x
Catalyst Paper Corp.	CAD	850	1,641	11.2%	0.9x	7.8x	6.9x
Domtar Inc.	CAD	2,221	4,346	8.5%	0.9x	10.9x	4.4x
Fraser Papers	CAD	175	213	neg.[27]	0.3x	neg.	19.4x
International Paper Co.	USD	15,137	24,851	11.2%	1.0x	9.3x	8.9x
Longview Fibre Co.	USD	1,378	1,892	13.5%	2.0x	15.0x	10.7x
MeadWestvaco Corp.	USD	5,396	7,823	11.1%	1.2x	10.8x	7.9x
Mercer International Inc.	EUR	321	1,184	16.7%	1.9x	11.1x	7.2x
Neenah Paper Inc.	USD	505	571	8.1%	0.9x	11.2x	n/a
Norske Skogindustrier ASA	NOK	22,129	39,732	1.3%	1.4x	nmf.	7.0x
Stora Enso Oyj	EUR	10,015	15,167	17.8%	1.1x	6.1x	6.6x
UPM-Kymmene Oyj	EUR	10,340	14,858	14.3%	1.5x	10.3x	7.2x
Wausau Paper Corporation	USD	723	875	6.4%	0.8x	11.9x	7.5x
Weyerhaeuser Co.	USD	17,700	26,355	13.4%	1.2x	8.8x	9.7x
Mean (excluding high and low)				**11.3%**	**1.1x**	**10.2x**	**8.2x**
Median				**11.2%**	**1.1x**	**10.7x**	**7.7x**
High				**17.8%**	**2.0x**	**15.0x**	**19.4x**
Low				**1.3%**	**0.3x**	**6.1x**	**4.4x**

22 Source: Bloomberg LLP and various public company filings.

23 All figures are in the respective currencies indicated.

24 Market cap has been calculated using share price data as at January 30, 2007.

25 TTM is trailing twelve months based on the latest quarter financial information.

26 2007F EBITDA has been obtained from industry analyst reports.

27 "nmf." indicates that the multiple is deemed not meaningful. "n/a" indicates that information was not readily available. "neg" means negative.

Trading Multiples — Guideline Public Companies

EV to TTM Revenue

The average (mean) EV to TTM revenue multiple, excluding the high and low from the sample is approximately 1.1 times, while the average (median) for the Guideline Companies is also approximately 1.1 times.

EV to TTM EBITDA

The EV to TTM EBITDA for the Guideline Companies is in the range of 6.1 times to 15.0 times with an average (mean) excluding the high and low of 10.2 times and a average (median) of 10.7 times.

EV to 2007F EBITDA

The EV to 2007F EBITDA for the Guideline Companies is in the range of 4.4 times to 19.4 times with an average (mean) excluding the high and low of 8.2 times and a average (median) of 7.7 times. These multiples are based on a review of various analysts' views on 2007F EBITDA for the selected companies, and as a result, the information should be interpreted with caution.

PricewaterhouseCoopers understands that Forest & Paper industry stocks have traditionally traded at a cycle/trend EV to EBITDA multiple in the range of approximately 5.5 times to 6.5 times throughout a full business cycle.

Value Summary — Guideline Public Company Method

Due to the size, operating history and future prospects of Katahdin's operations, PricewaterhouseCoopers selected a range of multiples from the low end to the median of the Guideline Companies multiples.

The following table imputes EV for each of the Directory Paper Operations and the SC Paper Operations based on various valuation multiples:

Valuation Multiple	Katahdin Data ($ millions)	Multiple Range — Guideline Companies		Implied EV ($ millions)	
		Low	High	Low	High
Directory Paper Operations					
EV to TTM Revenue	143.5	0.3x	1.1x	43.0	157.8
EV to TTM EBITDA[28]	7.8	6.1x	10.7x	47.6	83.5
EV to 2007F EBITDA	12.0	4.4x	7.7x	52.7	92.2
EV to cycle/trend EBITDA[29]	12.8	5.5x	6.5x	70.3	83.1
SC Paper Operations					
EV to TTM Revenue	99.7	0.3x	1.1x	29.9	109.7
EV to cycle/trend EBITDA	9.5	5.5x	6.5x	52.4	61.9

28 Directory Paper Operations estimated TTM EBITDA annualized based on four months ended January 31, 2007.

29 'Cycle' EBITDA is based on the forecasted five years ending December 31, 2007 to 2011.

It should be noted that PricewaterhouseCoopers placed limited reliance on this approach and used it only as a broad benchmark.

12.2 Merger and Acquisition Method

PricewaterhouseCoopers reviewed available data from a variety of public sources with respect to precedent acquisition transactions involving companies in the Forest and Paper industry over the past five years ("Precedent Transactions"). Transactional data, where adequate deal information was available, is summarized below.

PricewaterhouseCoopers considered the differences in asset and commodity mix, market dynamics and economic environment at the time of each transaction, growth prospects and other factors inherent in the Precedent Transactions identified. It is important to note that transactional information should be interpreted with caution, as it may reflect the purchaser's ability to achieve synergies through the acquisition. The amount paid for such synergies is unique to each acquirer.

The following table summarizes the Precedent Transactions[30]:

Date	Acquiror	Target	Type	Transaction Value ($ millions)	Transaction Value/ TTM Sales	Transaction Value/ TTM EBITDA
Jan-07 . . .	Abitibi-Bowater Inc	Abitibi and Bowater	Pending	$8,100.0	1.0x	9.5x
Oct-06 . . .	Third Avenue Management	Catalyst Paper Corporation	Stock	C$1,499.2	0.8x	7.1x
Aug-06 . .	Domtar Corporation	Weyerhaeuser — Fine paper business	Stock	$3,300.0	1.0x	Neg.
Apr-06. . .	P.H. Glatfelter	Newpage — Carbonless paper business	Assets	$87.3	0.2x	9.7x
May-05 . .	Newpage Corporation	MeadWestvaco Corp.	Asset	$1,991.8	0.9x	10.4x
Nov-04 . .	Neenah Paper Inc.	Kimberly-Clark — Paper operations	Spin-off	$540.1	0.9x	10.6x
May-02 . .	Sappi Ltd.	Potlatch — Coated Paper operations	Assets	$485.5	1.0x	n/a
Jan-02 . . .	Westvaco	Mead Corporation	Stock	$4,953.4	1.2x	12.9x
Sept-01 . .	Bowater Inc.	Alliance Forest Products	Stock	C$1,160.0	1.0x	6.1x
Aug-01 . .	Domtar Inc.	Georgia-Pacific	Assets	C$2,569.0	0.5x	n/a
Average (mean)					**0.9x**	**9.5x**
Median					**1.0x**	**9.7x**
High					**1.2x**	**12.9x**
Low					**0.2x**	**6.1x**

30 Source: Bloomberg LLP and various public company filings.

EV to TTM Revenue

The average (mean) EV to TTM revenue multiple for the Precedent Transactions is approximately 0.9 times while the median EV to TTM revenue is approximately 1.0 times. The low end of the EV to TTM revenue multiple range for the Precedent Transactions is approximately 0.2 times.

EV to TTM EBITDA

The average EV to TTM EBITDA multiple for the Precedent Transactions above is 9.5 times while the median EV to TTM revenue is approximately 9.7 times. The low end of the EV to TTM EBITDA multiple range for the Precedent Transactions is approximately 6.1 times.

Value Summary — Merger and Acquisition Method

Due the size, operating history and future prospects of Katahdin's operations, PricewaterhouseCoopers selected a range of multiples from the low end to the median of the Precedent Transactions multiples. The following table imputes EV's for each of the Directory Paper Operations and the SC Operations based on several of the Precedent Transactions multiples:

Valuation Multiple	Katahdin Data ($ millions)	Multiple Range — Precedent Transactions Low	Multiple Range — Precedent Transactions High	Implied EV ($ millions) Low	Implied EV ($ millions) High
Directory Paper Operations					
EV to TTM Revenue	143.5	0.2x	1.0x	28.7	143.5
EV to TTM EBITDA[31]	7.8	6.1x	9.7x	47.6	75.7
SC Paper Operations					
EV to TTM Revenue	99.7	0.2x	1.0x	19.9	99.7

31 Directory Paper Operations estimated TTM EBITDA annualized based on four months ended January 31, 2007.

It should be noted that PricewaterhouseCoopers placed limited reliance on this approach and used it only as a broad benchmark.

13. Valuation Summary

13.1 Valuation of the Units (Excluding the SC Net Interest)

The following is a summary of the fair market value of the Units (excluding the SC Net Interest):

	Low ($ millions)	High ($ millions)
EV of Directory Paper Operations (DCF Method)	64.5	74.9
Add: Redundant working capital associated with SC Paper Operations	15.0	15.0
Less: Debt assumed	(3.4)	(3.4)
Less: Fair market value of Preferred Units, including unpaid dividends	(3.0)	(3.0)
Fair market value of the Units (Excluding the SC Net Interest)	73.1	83.5

13.2 Valuation of the SC Net Interest

The following is a summary of the fair market value of the SC Net Interest:

	Low ($ millions)	High ($ millions)
EV of SC Paper Operations (DCF Method)	48.3	57.9
Less: Required working capital	(15.0)	(15.0)
Less: Present value of BAM Distributions	(55.5)	(63.2)
Add: Benefit of tax savings associated with BAM Distributions	22.3	25.4
Fair market value of SC Net Interest	0.1	5.1

13.3 Benefit of the Use of Available Tax Losses

In arriving at the fair market value of the Units, PricewaterhouseCoopers considered the benefit that would accrue to Fraser Papers in accelerating the use of FPL's existing U.S. NOLS. Based on discussions with Management and a review of available U.S. NOLS of industry participants, PricewaterhouseCoopers believes that industry participants would factor in the benefit of accelerated use of existing losses in determining an amount they might pay for Katahdin. As a result, PricewaterhouseCoopers has added the benefit of the accelerated use of FPL's U.S. NOLS in arriving at the fair market value of the Units.

13.4 Valuation Conclusion

Subject to the limitations, the scope of review, and the assumptions set out herein, it is PricewaterhouseCoopers' opinion that the fair market value of the Units, as at the Valuation Date, is in the range of $75.8 million to $91.2 million. The following table provides a summary of the total fair market value of the Units:

	Low	High
	($ millions)	
Value of the Units (excluding the SC Net Interest)	73.1	83.5
Value of SC Net Interest	0.1	5.1
Subtotal	73.2	88.6
Add: Benefit of use of FPL's NOLS	2.6	2.6
Fair market value of the Units	75.8	91.2

14. Fairness Considerations and Conclusion

14.1 Fairness considerations

In concluding on the fairness, from a financial point of view, of the consideration offered under the Acquisition to Fraser Papers, PricewaterhouseCoopers considered various factors, including, but not limited to:

- The consideration offered of $80.0 million under the Acquisition falls within the valuation conclusion range set out in paragraph 13.4 above;
- According to Management, the Acquisition represents a good strategic fit for Fraser Papers;
- Fraser Papers has been operating Katahdin since 2003, so it is familiar with the assets;
- Fraser Papers has sufficient liquidity to finance the Acquisition;
- There is no requirement under the Indenture to repay debt;
- BAM will fund any initial negative cash flows of the SC Paper Operations;
- BAM will fund shut down costs, if the SC Paper Operations are shut down within 120 days of BAM providing notice that it will no longer advance funds under the BAM Credit Facility;
- Fraser Papers will lose the management fee it has been receiving from Katahdin; however, Management anticipates that it likely would have been reduced or lost if BAM sold Katahdin to another strategic buyer;
- Moody's and S&P's downgrading of Fraser Papers' debt, partially attributable to the announcement of the Acquisition;
- Little or no incremental synergies, as Fraser Papers has already incorporated the cost benefits;
- There will be opportunities to leverage the acquired assets;
- There will be opportunities to increase value through the Return Capex projects;
- BAM has a retained interest in the SC Paper Operations, through its non-voting interest in Newco; and
- Katahdin has not been exposed to the market to determine the level of interest in the assets.

14.2 Conclusion as to Fairness

Based upon and subject to the foregoing and other such matters as PricewaterhouseCoopers considered relevant, PricewaterhouseCoopers is of the opinion that, at the date hereof, the Acquisition is fair, from a financial point of view, to Fraser Papers.

Yours very truly,

Helen Mallovy Hicks CA•CBV
Partner
Advisory Services

Kristian O. Knibutat FCA, CA•CBV
Partner
Advisory Services

APPENDIX D

PAPER BUSINESS OF KATAHDIN HOLDINGS LLC

COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

AUDITORS' REPORT

To the Members of Katahdin Holdings LLC

We have audited the combined balance sheets of the Paper Business of Katahdin Holdings LLC as at December 31, 2006 and 2005 and the combined statements of operations and Katahdin Holdings' net investment and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Paper Business of Katahdin Holdings LLC as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed)
Chartered Accountants

Toronto, Canada

March 20, 2007

The Paper Business of Katahdin Holdings LLC

Combined Balance Sheets

	As at December 31 2006	2005
	(US$ millions)	
ASSETS		
Current assets:		
Cash	**$ 1.1**	$ 8.0
Accounts receivable	**35.6**	36.4
Inventory *(note 2)*	**22.4**	18.6
	59.1	63.0
Property, plant and equipment *(note 3)*	**78.1**	82.2
Other assets *(note 4)*	**14.9**	20.1
	$152.1	$165.3
LIABILITIES AND KATAHDIN HOLDINGS' NET INVESTMENT		
Current liabilities:		
Accounts payable and accrued liabilities *(note 5)*	**$ 26.6**	$ 23.8
Current debt *(note 6)*	**12.7**	15.8
	39.3	39.6
Long-term debt *(note 6)*	**0.8**	0.7
Other liabilities *(note 7)*	**4.7**	4.5
Katahdin Holdings' net investment	**107.3**	120.5
	$152.1	$165.3

On behalf of the members:

(Signed) "*Mark Brown*"
Mark Brown
President

(Signed) "*Craig Laurie*"
Craig Laurie
Treasurer

(See accompanying notes)

The Paper Business of Katahdin Holdings LLC

Combined Statements of Operations and Katahdin Holdings' Net Investment

	Years ended December 31	
	2006	2005
	(US$ millions)	
Net sales	**$243.2**	$223.7
Loss before the following:	**(15.0)**	(16.5)
Management fees *(note 12)*	**(7.8)**	(6.7)
Interest expense, net *(note 9)*	**(2.7)**	(2.7)
Loss before depreciation	**(25.5)**	(25.9)
Depreciation and amortization	**(9.9)**	(9.6)
Loss	**$ (35.4)**	$ (35.5)
Katahdin Holdings' Net Investment		
Balance, beginning of year	**$120.5**	$108.4
Loss	**(35.4)**	(35.5)
Contribution by Katahdin Holdings	**22.2**	47.6
Balance, end of year	**$107.3**	$120.5

(See accompanying notes)

The Paper Business of Katahdin Holdings LLC

Combined Statements of Cash Flows

	Years ended December 31	
	2006	**2005**
	(US$ millions)	
Cash provided by (used for):		
Operating Activities		
Loss	**$(35.4)**	$(35.5)
Items not affecting cash:		
Depreciation and amortization	**9.9**	9.6
Accretion expense	**0.2**	0.1
Net change in non-cash working capital balances *(note 10)*	**(0.2)**	(13.3)
	(25.5)	(39.1)
Investing Activities		
Capital investments	**(0.6)**	(1.4)
Financing Activities		
Contribution by Katahdin Holdings	**22.2**	47.6
Repayment of long-term debt *(note 6)*	**(3.0)**	(0.6)
	19.2	47.0
Increase (decrease) in cash	**$ (6.9)**	$ 6.5

(See accompanying notes)

The Paper Business of Katahdin Holdings LLC

Notes to the Combined Financial Statements
(US$ millions)

In these notes, "Katahdin" means the paper operations conducted by Katahdin Holdings LLC and its wholly owned subsidiary, Katahdin Paper Company LLC. "Brookfield" means Brookfield Asset Management Inc. and all of its subsidiaries, the ultimate parent company of Katahdin. "Fraser Papers" means Fraser Papers Inc. Fraser Papers is related to Katahdin by virtue of Brookfield's equity interest in both entities.

Note 1. Significant Accounting Policies

Basis of Presentation

On January 30, 2007, Fraser Papers announced that it had entered into an agreement (the "Agreement") with Brookfield to acquire Katahdin for $80 million, subject to an adjustment for working capital, payable in cash on closing. In addition, Fraser Papers will make distributions to Brookfield based on the cash flow of the supercalendered business of Katahdin. The transaction is expected to close in the second quarter of 2007, subject to various approvals.

The Agreement refers solely to the acquisition of Katahdin by Fraser Papers. Accordingly, Katahdin Holdings LLC will be reorganized to facilitate the requirements of the agreement. Specifically all assets unrelated to the Paper Business of Katahdin will be transferred to other subsidiaries of Brookfield.

These combined financial statements reflect the activities of the Paper Business of Katahdin. As a result, non-paper assets of Katahdin Holdings LLC have been excluded from presentation in these statements.

As limited liability companies, neither Katahdin Paper Company LLC nor Katahdin Holdings LLC attract corporate income tax. Income or loss of the Paper Business of Katahdin is allocated to and reflected in the taxable income of Katahdin Holdings LLC's parent company. As such, no provision for income taxes has been recognized in the combined statements of operations.

Katahdin Holding LLC's net investment in the paper business includes certain interest-bearing loans that will be repaid prior to closing. Interest expense recorded in the combined statements of operations includes interest expense associated with these loans.

These combined financial statements present the financial position, results and operations and cash flows of the Paper Business of Katahdin and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses during the period. Significant estimates include the determination of the carrying value and useful lives of property, plant and equipment and other assets. Actual results could differ from those estimates.

Valuation of Inventories

Inventories of raw materials and operating and maintenance supplies are valued at the lower of average cost and replacement cost or net realizable value. Inventories of manufactured products are valued at the lower of average cost, which includes all direct production costs and an allocation of overhead costs incurred at production facilities, and net realizable value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated on a straight-line basis. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over the following periods, which approximate their useful lives:

Land improvements	5 years
Buildings	20 to 40 years
Machinery and equipment	4 to 20 years

Other Assets

Other assets consist of deferred start-up costs at the paper mills incurred in 2003 and 2004 and are being amortized over 5 years.

Asset Retirement Obligations

Katahdin's asset retirement obligations are based on estimated closure costs for a landfill site. The liability associated with this site is reduced as these obligations are paid and the asset associated with this obligation is depreciated over the estimated useful life of the related facility. Revisions to the liability could occur due to changes in the estimated costs or timing of closures or possible new regulations affecting these closures.

Revenue Recognition

Net sales are net of freight costs, commissions, discounts and rebates to customers and are recognized when the title and risks of ownership pass to the purchaser. This generally occurs when goods are shipped. Sales are governed by standard industry terms and in some cases by contract. Revenue is recognized upon completion of all relevant terms.

Employee Benefit Plans

The Company provides its employees with a defined contribution pension plan. Contributions to the plan are expensed as funded.

Translation of Foreign Currencies

The United States dollar is the reporting currency of Katahdin and the functional currency of all of its operations.

Monetary assets and liabilities in currencies other than the United States dollar are translated at the rate of exchange prevailing at year-end. Non-monetary assets and liabilities are translated at their historical rate of exchange. Gains or losses on translation of these items are included in the combined statements of operations.

Financial Instruments

The fair values of financial instruments consisting of financial assets and liabilities, such as accounts receivable, current debt and accounts payable, approximate their carrying values. Katahdin does not hold or issue derivative financial instruments.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In cases where the undiscounted expected future cash flows are less than the carrying amount, an impairment loss is recognized. Impairment losses on long-lived assets are measured as the amount by which the carrying value of an asset group exceeds its fair value, as determined by the discounted future cash flows of the asset group.

Note 2. Inventories

	2006	2005
Raw materials	$ 9.1	$ 9.8
Finished goods and work in process	4.4	2.0
Operating and maintenance supplies	8.9	6.8
	$22.4	$18.6

Note 3. Property, Plant and Equipment

2006	Cost	Accumulated Depreciation	Net Book Value
Land and improvements	$ 7.9	$ (1.4)	$ 6.5
Buildings	2.9	(0.2)	2.7
Machinery and equipment	80.1	(11.2)	68.9
	$90.9	$(12.8)	$78.1

2005	Cost	Accumulated Depreciation	Net Book Value
Land and improvements	$ 7.8	$(1.1)	$ 6.7
Buildings	2.7	(0.1)	2.6
Machinery and equipment	79.8	(6.9)	72.9
	$90.3	$(8.1)	$82.2

Note 4. Other Assets

Other assets consist of deferred start-up costs of the two paper mills, incurred in 2003 and 2004 and are being amortized over 5 years.

Note 5. Accounts Payable

	2006	2005
Trade payables	$22.9	$21.3
Accrued interest	1.6	1.1
Accrued liabilities and other payables	2.1	1.4
	$26.6	$23.8

Note 6. Debt

	2006	2005
Promissory note	$ 3.3	$ 6.2
Preferred units	10.0	10.0
Capital lease obligations	0.2	0.3
	$13.5	$16.5
Less: current portion	12.7	15.8
	$ 0.8	$ 0.7

On April 29, 2003, Katahdin issued non-interest bearing promissory notes for $6.7, due April 29, 2009. Repayments are determined, in part, based on future services to be provided to Katahdin or Brookfield. As the timing of these future services cannot be estimated, this portion of the notes has been classified as current. The remaining portion of these notes ($0.7) bears interest at 2% and has been classified as long term. Payments to date of $3.4 (2005 — %0.5) have been made against these notes.

On October 28, 2003, Katahdin issued 10,000 preferred units (the "Units") to Fraser Papers, with cumulative, annual distributions at a rate of 5%. There is no fixed redemption date, but Fraser Papers has an option to require redemption any time after April 28, 2006. At December 31, 2006, the accrued cumulative distributions of $1.6 have been included in accounts payable.

Katahdin has leased certain equipment under capital lease obligations, which expire on October 31, 2008. The effective interest rate on these capital lease obligations is 16.8%. Lease payments of $0.1 will be made in 2007 and 2008.

Interest paid on outstanding debt was less than $0.1 in 2006 (2005 — nil).

Note 7. Other Liabilities

Asset retirement obligation of $4.7 (2005 — $4.5) is for closure and post-closure maintenance costs of a landfill site. The obligations represent estimated future payments of $8.2 which have been discounted at a rate of 7.75%. Total accretion expense for the year related to asset retirement obligations was $0.2.

Note 8. Employee Benefit Plans

Contributions to Katahdin's defined contribution pension plan of $1.1 (2005 — $0.8) were made during the year.

Note 9. Interest Expense

Interest expense includes $2.2 (2005 — $2.2) paid on the interest-bearing portion of Katahdin Holdings' net investment.

Note 10. Change in Non-Cash Working Capital

The net change in non-cash working capital balances comprises the following:

	2006	2005
Cash provided by (used for):		
Accounts receivable	$ 0.8	$ (3.6)
Inventory	(3.8)	(6.9)
Accounts payable and accrued liabilities	2.8	(2.8)
	$(0.2)	$(13.3)

Note 11. Concentration of Credit Risk

A significant portion of Katahdin's business is with a few large customers. During 2006, 59% (2005 — 66%) of net sales were made to three customers, each representing greater than 10% of net sales of Katahdin. Accordingly, Katahdin has a concentration of credit risk with respect to trade receivables and four customers each represented greater than 10% of this balance in 2006 (2005 — three customers). As at December 31, 2006, 57% (2005 — 65%) of trade receivables were due from these customers. Management performs ongoing evaluations of its customers' financial condition and when appropriate maintains allowances for potential credit losses.

Note 12. Related Party Transactions

During 2006, Katahdin purchased $60.3 (2005 — $48.0) of electricity, pulp and timber from Brookfield. Included in accounts payable and accrued liabilities is $5.2 (2005 — $2.9) related to these purchases.

Katahdin purchased wood fibre, timber and pulp from Fraser Paper in 2006 of $3.2 (2005 — $3.1) and sold pulp and paper of $3.4 (2005 — $4.5) to Fraser Papers. Included in accounts payable and accrued liabilities is $2.1 (2005 - $0.2) related to these purchases. There is a nil (2005 — $1.6) balance receivable from Fraser Papers.

Katahdin has issued the Units to Fraser Papers. The units earn a preferential, cumulative distribution of 5% per annum. Accrued cumulative distributions of $1.6 (2005 — $1.1) are included in accounts payable and accrued liabilities.

During the year, Fraser Papers earned a management fee of $7.8 (2005 — $6.7) from Katahdin. Included in accounts payable and accrued liabilities is $2.2 (2005 — $2.4) owning to Fraser Papers for management fees.

Acadian Timber Income Fund (Acadian) was formed in January 2006. Katahdin purchased $2.6 (2005 — nil) of timber from Acadian which is related by virtue of Brookfield's equity interest in each company.

Note 13. Subsequent Event — Discontinued Operations

On January 30, 2007 the Fraser Papers announced that it had entered into an agreement with Brookfield to acquire Katahdin for $80 million, subject to an adjustment for working capital, payable in cash on closing. In addition, Fraser Papers will make distributions to Brookfield based on the cash flow of the supercalendered business of Katahdin. The transaction is expected to close in the second quarter of 2007 and has been approved by a committee of directors who are independent of Brookfield and the board of directors of Fraser Papers. The transaction requires the approval of shareholders of Fraser Papers other than Brookfield.

Note 14. Segmented Information

Katahdin operates in one segment, as an integrated producer of papers products. Substantially all of Katahdin's assets are located in Maine.

FRASER PAPERS INC

PRO FORMA FINANCIAL STATEMENTS

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

Fraser Papers Inc.

Pro Forma Consolidated Balance Sheet

	As at December 31, 2006 (Unaudited)				
	Fraser Papers	Katahdin	Pro Forma Adjustments	Note 3	Pro Forma
			(US$ millions)		
ASSETS					
Current assets:					
Cash and cash equivalents	$ 12.7	$ 1.1	$ (4.1)	a	$ 9.7
Accounts receivable	106.2	35.6	(4.3)	e	137.5
Inventory	118.3	22.4	—		140.7
Future income taxes	0.7	—	—		0.7
	237.9	59.1	(8.4)		288.6
Property, plant and equipment	279.1	78.1	—		357.2
Other assets	39.0	14.9	(22.1)	c,d	31.8
	$556.0	$152.1	$ (30.5)		$677.6
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Accounts payable and accrued liabilities	$ 86.3	$ 26.6	$ (5.9)	d,e	$107.0
Current debt	—	12.7	(10.0)	d	2.7
	86.3	39.3	(15.9)		109.7
Long-term debt	68.5	0.8	80.0	a,c	149.3
Other liabilities	51.0	4.7	12.7	b,c	68.4
Future income taxes	18.3	—	—		18.3
Shareholders' equity	331.9	107.3	(107.3)	a,c	331.9
	$556.0	$152.1	$ (30.5)		$677.6

On behalf of the Board:

(Signed) "*Paul Gagné*"
Paul Gagné, CA
Audit Committee Chair

(Signed) "*Dominic Gammiero*"
Dominic Gammiero
Chief Executive Officer

(See accompanying notes)

Fraser Papers Inc.

Pro Forma Statement of Operations

	For the Year Ended December 31, 2006 (Unaudited)				
	Fraser Papers	Katahdin	Pro Forma Adjustments	Note 3	Pro Forma
	(US$ millions except per share amounts)				
Net sales	$ 795.9	$243.2	$(14.4)	g	$1,024.7
Loss before the following:	(7.2)	(22.8)	—	g	(30.0)
Gain on sale of NB Timberlands	71.0	—	—		71.0
Losses from Smart Papers	(111.4)	—	—		(111.4)
Closure of pulp mill	(50.3)	—	—		(50.3)
Other	5.5	—	—		5.5
Interest expense, net	(5.9)	(2.7)	(4.8)	a, b, f, h	(13.4)
Loss before depreciation and income taxes	(98.3)	(25.5)	(4.8)		(128.6)
Depreciation	(31.4)	(9.9)	—		(41.3)
Income tax recovery	15.9	—	2.0	i	17.9
Loss	$(113.8)	$ (35.4)	$ (2.8)		$ (152.0)
Loss per share — basic and diluted	$ (3.86)				$ (5.15)

Fraser Papers Inc.

Notes to the Pro Forma Consolidated Financial Statements
(US$ millions)
(unaudited)

In these notes "Fraser Papers" means Fraser Papers Inc. and all of its consolidated subsidiaries and affiliates and "Company", means Fraser Papers Inc. as a separate corporation. "Brookfield" means Brookfield Asset Management Inc, (a related party by virtue of a significant shareholding in the Company) or any of its consolidated subsidiaries. "Katahdin" means the paper operations of Katahdin Holdings LCC and its wholly owned subsidiary, Katahdin Paper Company LLC.

Note 1. Basis of Presentation

The pro forma consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The pro forma consolidated balance sheet has been prepared from the audited consolidated balance sheet of the Company and the audited combined balance sheet of Katahdin as at December 31, 2006.

The pro forma consolidated statement of operations has been prepared from the audited consolidated statement of operations of the Company and the audited combined statement of operations of Katahdin for the year ended December 31, 2006.

These pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Fraser Papers and the audited combined financial statements of Katahdin as at and for the year ended December 31, 2006, including the notes thereto.

The audited combined financial statements of Katahdin have been prepared based solely on the paper operations of Katahdin Holdings LLC and its wholly owned subsidiary, Katahdin Paper Company LLC.

The pro forma consolidated financial statements have been prepared assuming Fraser Papers acquired Katahdin on January 1, 2006 for the pro forma consolidated statement of operations and on December 31, 2006 for the pro forma consolidated balance sheet.

These pro forma consolidated financial statements are not necessarily indicative of the financial position or results of operations that would have resulted had the relevant transactions taken place at the respective dates referred to above.

Note 2. Purchase and Sale Agreement

Fraser Papers has entered into an agreement (the "Purchase Agreement") with Brookfield to acquire all of the outstanding common units of Katahdin Holdings LLC for $80.0, subject to an adjustment for working capital, all payable in cash on closing. In addition, Brookfield has agreed to provide a credit facility to a subsidiary of Katahdin. Under the credit facility, the subsidiary of Katahdin will be permitted to borrow in respect of any cash deficiencies until such time as that subsidiary's cumulative cash flow is no longer negative. Fraser Papers has agreed to make distributions to Brookfield based on the distributable cash flows of the supercalendered business of Katahdin once all amounts are repaid under the credit facility.

Prior to closing, Brookfield will undertake to remove the non-paper assets of Katahdin Holdings LLC. The transaction is expected to close in the second quarter of 2007 and has been approved by a committee of directors of Fraser Papers who are independent of Brookfield and the board of directors of Fraser Papers. Shareholders of Fraser Papers, other than Brookfield, will be required to approve the transaction.

Note 3. Pro Forma Adjustments

These pro forma consolidated financial statements give effect to the following adjustments:

a) The acquisition of Katahdin will be financed through additional borrowings including borrowings under the Company's committed, revolving credit facilities. Total borrowings are anticipated to be $80.0. The total purchase consideration is subject to an adjustment for working capital in excess of or less than $30 at the date of acquisition. Katahdin had $34.1 in working capital as at December 31, 2006. Interest expense in the pro forma consolidated statement of operations has been adjusted to reflect interest incurred on these expected additional borrowings at 7.15%. The total cash consideration is $80.0.

b) The Purchase Agreement provides for additional consideration in the form of distributions to Brookfield based on the free cash flow of the super-calendered business. In addition, Brookfield has an option, to put the right to these distributions to Fraser Papers after five years (subject to certain conditions), for $20.0. This option effectively represents the minimum consideration that will be paid for the supercalendered assets. The discounted value of $12.7 has been reflected as an obligation in Other Liabilities in the pro forma consolidated balance sheet and accretion expense of $1.2 has been reported in Interest Expense, in the pro forma consolidated statement of operations.

c) The acquisition of Katahdin has been accounted under the purchase method of accounting and is summarized below.

	$
Purchase consideration — cash	80.0
Preferred units held by Fraser Papers	11.6
	91.6
Fair value of net assets acquired:	
Operating working capital, net	30.0
Property, plant and equipment and other assets	82.5
Debt	(3.5)
Other liabilities	(17.4)
	91.6

The above purchase price allocation is on a preliminary basis. The determination and allocation of the purchase price will be based upon the fair values of the assets purchased and the liabilities assumed at the effective date of the acquisition and other information available at that date. Accordingly, the actual amounts for each of the assets and liabilities acquired will vary from the pro forma amounts and the variations may be material. An adjustment of $10.5 has been made to the consolidated balance sheet to reflect the difference between the book value and fair value of net assets acquired.

d) As at December 31, 2006, Fraser Papers held preferred units in Katahdin Paper Company LLC, with a combined carrying value of $11.6, including accrued unpaid distributions of $1.6. These preferred units are classified as current debt in the consolidated balance sheet of Katahdin, with the accrued distributions in accounts payable. Adjustments have been made to eliminate these balances in the pro forma consolidated balance sheet.

e) The consolidated balance sheet of Fraser Papers, includes a receivable of $4.3 from Katahdin, for goods and services exchanged between the two entities, including management fees. An adjustment is made in the pro forma consolidated balance sheet to remove these balances.

f) For the year ended December 31, 2006, Fraser Papers has reported interest income of $0.5 in the consolidated statement of operations, for distributions accrued on the preferred units. Katahdin has reported interest expense for the same amount in the combined statement of operations. These amounts eliminate in the pro forma consolidated statement of operations.

g) Management fees of $7.8 included in net sales in the consolidated statement of operations of Fraser Papers and in cost of sales in the combined statement of operations of Katahdin have been eliminated in the pro forma consolidated financial statements, including any associated amounts included in accounts payable. In addition, Katahdin's sales of $3.4 for pulp shipped to Fraser Papers and sales by Fraser Papers of $3.2, to Katahdin, for pulp and fibre have been eliminated. No significant earnings were generated in the sale of pulp and fibre between the two entities.

h) Katahdin's net investment includes an interest bearing portion which will be repaid prior to acquisition. As such, $2.2 of interest expense has been eliminated from the statement of operation.

i) The tax impact of the additional interest expense has been treated in a manner consistent with taxable earnings of Fraser Papers, resulting in a reduction of tax expense of $2.0.

j) Katahdin Holdings LLC, is a limited liability company and does not attract corporate tax. For the purposes of these pro forma consolidated statements, taxable earnings of Katahdin would be allocated to its parent company, Fraser Papers. As at December 31, 2006, Fraser Papers had accumulated net operating losses of $143 in the United States, accordingly additional losses incurred by Katahdin would not impact the income tax recovery of the consolidated entity and no adjustment has been reported.

APPENDIX E

FRASER PAPERS INC. STOCK OPTION PLAN

1. Purpose

The purpose of the Plan is to advance the interest of the Corporation and its Subsidiaries by encouraging and enabling officers and employees to acquire a larger share interest in the Corporation.

2. Definitions

In this Plan:

"Black Out Period" means any period during which a policy of the Corporation prevents an Insider from trading in the Shares.

"board" means the board of directors of the Corporation.

"Corporation" means Fraser Papers Inc. and any successor corporation.

"Grant Date" means the date on which an Option is to be granted, which date may be on or, if determined by the board at the time of grant, after the date that the board resolves to grant the Option provided that if the board resolves to grant the Option during a Black Out Period, the Option will be deemed to be granted on the first trading day immediately following the expiration of the Black Out Period.

"Human Resources Committee" means the Human Resources Committee of the board.

"Insider" has the meaning given to that term in the Securities Act and also includes associates and affiliates of the insider, but does not include directors or senior officers of a subsidiary or affiliate of the Corporation unless such director or senior officer:

(i) in the ordinary course receives or has access to information as material facts or material changes concerning the Corporation before the material facts or material changes are generally disclosed;

(ii) is a director or senior officer of a "major subsidiary" of the Corporation (where "major subsidiary" has the meaning given to that term in National Instrument 55-101 — Insider Reporting Exemptions); or

(iii) is an insider of the Corporation in a capacity other than as a director or senior officer of the subsidiary or affiliate.

For the purpose of this definition, the terms "affiliate", "associate" and "subsidiary" have the meanings given to them, respectively, in the Securities Act.

"Market Price" means the closing price per share of a board lot of the Shares on the principal stock exchange on which the Shares are trading on the Grant Date or if the Shares did not trade on such day, the average, rounded up to the nearest cent, of the bid and ask prices per share for a board lot of the Shares at the close of trading on such day or, if the Shares are not listed on a stock exchange, the fair market value of a Share on the Grant Date as determined by the board.

"NI-45-106" means National Instrument 45-106 — Prospectus and Registration Exemptions.

"Option" means a right to acquire Shares under the Plan.

"Option price" means the Market Price of a Share on the Grant Date of an Option.

"participant" means a person who has been granted an Option.

"Pension Plan" means the various retirement plans of Fraser Papers Group Companies, as the same may from time to time be amended or replaced.

"permitted assigns" has the meaning ascribed to that term in section 2.22 of NI 45-106.

"Plan" is the Fraser Papers Inc. Stock Option Plan, as amended from time to time.

"Securities Act" means the *Securities Act* (Ontario).

"Shares" means, subject to the provisions of Section 10, Common Shares of the Corporation.

"Subsidiary" means any corporation designated as such by the board for the purpose of the Plan and may, without limitation, include a corporation that is under the management or control of the Corporation or any Subsidiary and, in the case of the granting of an Option to a person other than an officer or employee of the Corporation, the granting of such Option will for all purposes of the Plan be deemed a designation by the board of the corporation in respect of which the person to whom such Option is granted is an officer or employee as a subsidiary corporation.

"year", with respect to any Option, means the period of 12 months commencing on the date of the granting of the Option or on any anniversary thereof.

Words importing the singular include the plural and *vice versa* and words importing any gender include any other gender. A reference to any statute, regulation, national instrument or other legislation is to that legislation as now enacted or as the same may from time to time be amended, re-enacted or replaced.

3. Grant of Options

(1) The board may from time to time, in its discretion, grant an Option at the Option price to any officer of the Corporation or a Subsidiary and any other employee of the Corporation or a Subsidiary who, in the opinion of the board, is a key employee of the Corporation or a Subsidiary, upon and subject to the terms and conditions contained herein and as the board may from time to time impose in the option agreement or by regulation.

(2) Notwithstanding the provisions of Section 3(1), no Option will be granted under the Plan unless recommended by a majority of the Human Resources Committee. The recommendations of the Human Resources Committee with respect to Options must be in writing and delivered to the Secretary of the Corporation for transmission to the board.

(3) The terms and conditions of each Option will be contained in a written option agreement in a form approved by the Human Resources Committee and containing such provisions as may be approved by the board consistent with the Plan.

(4) More than one Option may be granted to the same person and each of such Options will be dealt with as a separate Option.

(5) The number of Shares issuable to Insiders, at any time, pursuant to the Plan and any other securities based compensation arrangement of the Corporation, cannot exceed 10% of the issued and outstanding Shares.

(6) The number of Shares issued to Insiders, within any one year period, under the Plan and any other securities based compensation arrangement of the Corporation, cannot exceed 10% of the issued and outstanding Shares.

(7) An Option may be granted subject to vesting requirements. The vesting requirements will be determined at the time the Option is granted and will be contained in the applicable option agreement.

4. Eligibility

No Option will be granted to any person who:

(a) is not an officer or employee of the Corporation or a Subsidiary; or

(b) has reached the age of normal retirement as fixed from time to time in the Pension Plan.

5. Option Period

(1) An Option will expire on the first to occur of the following dates:

- (a) the date of, and coincident with, termination of employment of the participant with the Corporation or a Subsidiary for cause or as a result of resignation (but not including termination of employment due to early retirement or retirement under the provisions of the Pension Plan or due to sickness or disability under the provisions of the Pension Plan);
- (b) six months after the date of the death of the participant; and
- (c) the expiry date of the Option as fixed by the board.

(2) Notwithstanding the provisions of Section 5(1),

- (a) if the date on which an Option expires pursuant to an option agreement occurs during or within 10 days after the last day of a Black Out Period, the expiry date for the Option will be the last day of such 10-day period; and

(b) subject to the provisions of Sections 10 and 12(3), the Human Resources Committee has the discretion and authority (i) to amend the exercise terms of any Option granted to any person who has ceased to be an officer or employee of the Corporation or a Subsidiary for any reason including by accelerating the vesting dates or extending the expiry date and (ii) to cancel any Option granted to any such person who is determined by the Human Resources Committee to be engaged in activities that are competitive with those of the Corporation or its Subsidiaries. For greater certainty, no damages will be recoverable by a participant and no compensation will be paid to a participant with respect to any amendment to or cancellation of any Option by the Human Resources Committee.

(3) On the expiry of an Option all rights of a participant thereunder, whether unexercised or not yet exercisable, will automatically expire and be cancelled without any compensation being paid therefor.

6. Assignment

(1) A participant may assign Options to a permitted assign of the participant. For greater certainty, the terms of the Plan continue to apply to assigned Options except that the assigned Options are exercisable by the permitted assign.

(2) Except as provided in Section 7(1), an Option may be exercised only by the participant or the permitted assign of the participant and is not assignable in law or in equity, and any purported assignment is void and of no force and effect whatsoever.

7. Exercise of Options

(1) Subject to the terms and conditions of each Option, an Option may be exercised in whole or in part by delivery by a participant or the legal representatives of a deceased participant of a written notice of exercise to the Corporation at its principal office in the City of Toronto, Ontario addressed to the attention of the Secretary. The Option will be deemed to be exercised upon the date of delivery of such written notice. The written notice should specify the number of Shares in respect of which the Option is being exercised. If the written notice is delivered by the legal representatives of a deceased participant, it must be accompanied by satisfactory evidence of authority to act.

(2) If an Option is exercised, the written notice referred to in Section 7(1) must be accompanied by a cheque for the aggregate exercise price (i.e., the aggregate Option price) for the Shares in respect of which the Option is being exercised.

(3) An Option may not be exercised in respect of less than 25 Shares at one time except where the remainder totals less than 25.

8. Issue of Shares

(1) Shares duly purchased and paid for under the terms of an Option, this Plan and any applicable regulation made hereunder will be conclusively deemed to have been issued as fully paid and non-assessable Shares.

(2) Share certificates will be issued to participants within a reasonable time following receipt of the written notice referred to in Section 7(1) and receipt of a cheque in payment of the full exercise price. A participant to whom Shares are to be issued will not have any rights in respect of such Shares until the share certificates therefor have been issued to the participant.

(3) The obligation of the Corporation to deliver share certificates is subject to all applicable laws, regulations, rules, orders and approvals then in effect and required by regulatory authorities and any stock exchange on which the Shares are listed including any obligation to withhold income or other taxes arising in respect of the grant of Options or their exercise.

9. Maximum Shares

The aggregate number of Shares issuable pursuant to the Plan, subject to adjustment pursuant to Section 10, will not exceed 2,750,000 Shares. Shares in respect of which Options are not exercised prior to expiry will be available for subsequent grants of Options under the Plan.

10. Share Capital Adjustments

(1) Subject to the right of the board to make such additional or other adjustments as it considers appropriate in the circumstances:

(a) upon a subdivision of the Shares into a greater number of Shares, a consolidation of the Shares into a lesser number of Shares or the issue of a stock dividend to holders of the Shares (other than dividends in the ordinary course), the number of Shares authorized to be issued under the Plan, the number of Shares receivable on the exercise of an Option and the Option price thereof will be increased or reduced proportionately and the Corporation will deliver upon the exercise of an Option, in addition to or in lieu of the number of optioned Shares in respect of which the right to purchase is being exercised and without the participant making any additional payment, such greater or lesser number of Shares as results from the subdivision, consolidation or stock dividend;

(b) upon the distribution by the Corporation to holders of the Shares of shares of any class (whether of the Corporation or another corporation, but other than Shares), rights, options or warrants, evidences of indebtedness or cash (other than dividends in the ordinary course), other securities or other assets, either the Exercise Price of the Optioned Shares will be reduced proportionately or the Corporation will deliver upon exercise of an Option, in addition to the number of optioned Shares in respect of which the right to purchase is being exercised and without the participant making any additional payment, such other securities, evidence of indebtedness or assets as result from such distribution; and

(c) upon a capital reorganization, reclassification or change of the Shares, a consolidation, merger, amalgamation, arrangement or other form of corporate reorganization or combination of the Corporation with another corporation or a sale, lease or exchange of all or substantially all of the assets of the Corporation, the Corporation will deliver upon exercise of an Option, in lieu of the optioned Shares in respect of which the right to purchase is being exercised, the kind and amount of shares or other securities or assets as result from such event.

The purpose of such adjustments is to ensure that any participant exercising an Option after any such event will be in substantially the same position as such participant would have been in if he or she had exercised the Option prior to such event.

(2) Notwithstanding any other provision herein, in the event that the board, in its sole discretion, determines that a transaction will result in a person acquiring the power to direct, directly or indirectly, the management and policies of the Corporation (a "Change of Control"), the board may, as deemed necessary or equitable by the board in its sole discretion, determine the manner in which all unexercised Options granted under the Plan will be treated including, for example, requiring the acceleration of the time for the exercise of such Options by the participant and of the time for the fulfillment of any conditions or restrictions on such exercise. All determinations of the board under this Section will be binding for all purposes of the Plan. If the board elects to accelerate the vesting of any or all outstanding Options immediately prior to the completion of any such transaction, it may also determine that all such outstanding Options will be purchased by the Corporation or a related entity for an amount per Option equal to the "Transaction Price" (as defined below), less the applicable Option price (except that where the Option price exceeds the Transaction Price, the amount per Option for such Options will be $0.01), as of the date such transaction is determined to have occurred or as of such other date prior to the transaction closing date as the board may determine. For purposes of this paragraph, "Transaction Price" means the fair market value of a Share based on the consideration payable in the applicable transaction as determined by the board.

(3) If, at any time when an Option granted under the Plan remains unexercised, an offer to purchase all of the Shares of the Corporation is made by a third party, the Corporation will use its best efforts to bring such offer to the attention of the participant as soon as practicable.

(4) An adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this Section are cumulative.

(5) The Corporation will not be required to issue fractional Shares or other securities under the Plan and any fractional interest in a Share or other security that would otherwise be delivered upon the exercise of an Option will be cancelled.

(6) Except as expressly provided in this Section 10 or as determined by the board, neither the issue by the Corporation of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities, affects, and no adjustment by reason thereof is to be made with respect to, the number of Shares that may be acquired on the exercise of any outstanding Option or the Option price of any outstanding Option.

11. Administration

(1) The board may from time to time make, amend and repeal such regulations hereunder as it deems expedient for the purpose of carrying out the Plan.

(2) All decisions and interpretations of the board or the Human Resources Committee respecting the Plan or Options granted thereunder will be binding and conclusive on the Corporation and on all participants, their permitted assigns and their legal representatives and on all persons eligible under the provisions of the Plan to participate therein.

12. Amendment and Termination

(1) The board may, at any time and from time to time, amend, suspend or terminate the Plan at any time, provided that no such amendment, suspension or termination may be made without obtaining any required approval of any regulatory authority or stock exchange or materially prejudice the rights of any participant under any Option previously granted to the participant without the consent or deemed consent of the participant.

(2) Notwithstanding the provisions of Section 12(1), the board may not, without the approval of the security holders of the Corporation, make amendments to the Plan for any of the following purposes:

(a) to increase the maximum number of Shares that may be issued pursuant to Options granted under the Plan as set out in Section 9, subject to adjustment pursuant to Section 10;

(b) to reduce the Option price of Options to less than the Market Price;

(c) to reduce the Option price of Options for the benefit of an Insider;

(d) to extend the expiry date of Options for the benefit of an Insider;

(e) to increase the maximum number of Shares issuable pursuant to Section 3(5) or (6); and

(f) to amend the provisions of this Section 12.

(3) In addition to the adjustments that may be made pursuant to Section 10, the board may, at any time and from time to time, without the approval of the security holders of the Corporation, amend any term of any outstanding Option (including, without limitation, the Option price, vesting and expiry of the Option), provided that:

(a) any required approval of any regulatory authority or stock exchange is obtained;

(b) if the amendments would reduce the Option price or extend the expiry date of Options granted to Insiders, other than as authorized pursuant to Section 10, approval of the security holders of the Corporation must be obtained;

(c) the board would have had the authority to initially grant the Option under the terms as so amended; and

(d) the consent or deemed consent of the participant is obtained if the amendment would materially prejudice the rights of the participant under the Option.

13. Governing Laws

The Plan and each option agreement will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

APPENDIX F

STOCK OPTION PLAN RESOLUTION

RESOLVED as an ordinary resolution that:

1. The amendments to the stock option plan adopted by Fraser Papers Inc., as described in the management proxy circular of Fraser Papers Inc. dated March 29, 2007, are confirmed, ratified and approved.

2. Each officer of Fraser Papers Inc. is authorized, for and on behalf of Fraser Papers Inc., to execute and deliver such documents and to take such other actions as the officer determines to be necessary or desirable to give effect to this resolution, such determination to be conclusively evidenced by the execution and delivery of any such document or the taking of any such action.

FraserPapers

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual and Special Meeting (the "Meeting") of shareholders of Fraser Papers Inc. (the "Corporation") will be held on Wednesday, April 25, 2007 at 2:30 p.m. (Toronto time) at The National Club, 303 Bay Street, Toronto, Ontario, for the following purposes:

1) to receive the annual report to shareholders, including the consolidated financial statements of the Corporation, together with the auditors' report thereon, and Management's Discussion and Analysis for the fiscal year ended December 31, 2006;
2) to elect directors for the ensuing year;
3) to appoint auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors;
4) to consider and, if thought advisable, to approve changes to the Corporation's stock option plan;
5) to consider and, if thought advisable, to approve the acquisition of all of the issued and outstanding units of Katahdin Holdings LLC by Fraser Papers Limited, a wholly-owned subsidiary of the Corporation, from a wholly-owned subsidiary of Brookfield Asset Management Inc.; and
6) to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Management Proxy Circular accompanying this Notice provides additional information relating to the matters to be dealt with at the Meeting.

Registered shareholders who are unable to attend the Meeting in person or who wish to vote in advance of the Meeting are invited to vote by signing and returning the enclosed form of proxy in the envelope provided for that purpose. Proxies to be used at the Meeting must be deposited with Fraser Papers Inc. c/o ADP Investor Communications, Proxy Department, 5970 Chedworth Way, Mississauga, Ontario L5R 4G5 no later than 5:00 p.m. (Toronto time) on Monday April 23, 2007 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned Meeting. Shareholders may also vote by telephone or via the Internet. Instructions for telephone and Internet voting are located on the form of proxy. Non-registered shareholders will be provided with voting instructions by the intermediaries who hold the shares on their behalf.

By Order of the Board of Directors

GLEN MCMILLAN
Senior Vice President
and Chief Administrative Officer

Toronto, Canada

March 29, 2007

AMENDMENT NO. 1 TO

PURCHASE AGREEMENT

Among

BRASCAN (US) CORPORATION

– and –

FRASER PAPERS LIMITED

– and –

FRASER PAPERS INC., as Guarantor hereunder

March 29, 2007

AMENDMENT NO. 1 TO THE
PURCHASE AGREEMENT

THIS AMENDMENT NO. 1 TO THE PURCHASE AGREEMENT is made as of March 29, 2007.

A M O N G:

BRASCAN (US) CORPORATION, a corporation incorporated under the laws of the State of Delaware

(**"Seller"**)

– and –

FRASER PAPERS LIMITED, a corporation incorporated under the laws of the State of Maine

(**"Purchaser"**)

– and –

FRASER PAPERS INC., a corporation incorporated under the laws of Canada

(**"Guarantor"**)

RECITALS:

A. The parties hereto entered into a purchase agreement (the "Original Agreement") made as of January 30, 2007;

B. The parties hereto wish to amend the Original Agreement with respect to certain matters;

NOW THEREFORE, in consideration of the premises and the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto), the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

Unless something in the subject matter or context is inconsistent therewith, all terms that are defined in the Original Agreement and are not otherwise defined or amended herein will have the same meaning herein as in the Original Agreement and all conventions of interpretation that are established in the Original Agreement will have the same effect herein as in the Original Agreement.

ARTICLE 2
AMENDMENTS

2.1 Amendments to Article 1

Article 1 of the Agreement is amended by:

(a) the deletion of Section 1.1(b) and by the substitution therefor of the following:

"Ancillary Agreements" means, collectively, the agreements relating to the Credit Facility, the Newco LLC Agreement and the agreements terminating the Ownership Agreement and the Lease as set out in Section 2.1(g);

(b) the insertion of the following in Section 1.1:

(i) "(i.1) "Credit Facility" means the credit facility to be provided by the Seller in favour of Newco, containing the terms set out in Schedule A hereto.";

(ii) "(s.3) "Newco" means a Delaware limited liability company to be formed by the Company and the Seller to own and operate the Mill."; and

(iii) "(s.2) "Newco LLC Agreement" means the agreement to be entered into on Closing among the Seller and the Company, containing the terms set out in Schedule B hereto."

(c) the deletion of Section 1.1(w) and by the substitution therefor of the following:

"Purchase" means the transaction of purchase and sale of the Common Units contemplated by the Agreement.;

(d) the deletion of Sections 1.1(z) and 1.1(aa);

2.2 Amendments to Article 2

Article 2 of the Agreement is amended by:

(a) the deletion of Section 2.1(b) and by the substitution therefor of the following:

"Following the transfer as contemplated by Section 3.6 hereof, the Seller and the Company will enter into the Newco LLC Agreement containing the terms set out in Schedule B hereto, in form and substance acceptable to the Seller and the Purchaser, each acting reasonably. The Seller shall transfer the Mill to Newco and Newco shall assume all of the obligations and liabilities of the Seller (if any) in respect of the Mill, as contemplated by the Newco LLC Agreement. "

(b) the deletion of Section 2.1(c) and by the substitution therefor of the following:

"The Purchaser or its designee shall deliver to the Seller the Purchase

Price as provided for in Section 3.2."

(c) the deletion of Section 2.1(e) and by the substitution therefor of the following:

"The Seller shall deliver to the Purchaser an executed conveyance and such other documents as may be reasonably necessary in order to transfer to Newco all of the Seller's right, title and interest to and in the Mill."

(d) the deletion of Section 2.1(f) and by the substitution therefor of the following:

"The Seller and Newco will enter into the agreements relating to the Credit Facility containing the terms set out in Schedule A hereto, in form and substance acceptable to the Seller and the Purchaser, each acting reasonably."

2.3 Amendments to Article 3

Article 3 of the Agreement is amended by:

(a) the deletion of Section 3.1 and by the substitution therefor of the following:

"The aggregate purchase price (the "Purchase Price") payable by the Purchaser to the Seller for the Common Units shall be satisfied in accordance with Section 3.2 hereof."

(b) the deletion of Section 3.2(b);

(c) the deletion of Section 3.6 and by the substitution therefor of the following:

"Prior to the Closing, the Seller shall cause Katahdin to transfer to the Seller the Mill (other than the Working Capital relating to the Mill) and, to the extent deemed necessary or appropriate in the Seller's sole discretion, the Seller shall assume any existing liabilities or obligations in respect of the Mill."

2.4 Amendments to Article 4

Article 4 of the Agreement is amended by:

(a) the deletion of the word "Holdco" in section 4.7 and by the substitution therefor of the word "Newco".

2.5 Amendments to Article 7

Article 7 of the Agreement is amended by:

(a) the deletion of Section 7.1(c)(xi) and by the substitution therefor of the following:

"the Seller, the Company or Newco fail to validly execute and deliver to the Purchaser, at or prior to the Closing Time, each of the Ancillary Agreements to which the Seller, the Company or Newco, as applicable, is a party;"

ARTICLE 3
GENERAL

3.1 Confirmation

Except as hereinbefore provided, the parties hereto confirm the terms and conditions of the Agreement and acknowledge that the Agreement, as amended hereby, is in full force and effect.

3.2 Benefit of the Agreement

This agreement enures to the benefit of and binds the Parties and their respective heirs, executors, administrators, personal and legal representatives, successors and permitted assigns.

3.3 Governing Law

This agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware.

3.4 Counterparts

This Agreement may be executed in counterparts, each of which will be deemed to be an original and both of which taken together will be deemed to constitute one and the same instrument.

[Remainder of page intentionally blank]

In witness whereof, the Parties have executed this agreement as of the date first above written.

BRASCAN (US) CORPORATION

Per: signed *"Aleks Novakovic"*
Authorized Signatory

Per: signed *"Kevin Cash"*
Authorized Signatory

FRASER PAPERS LIMITED

Per: signed *"J. Peter Gordon"*
Authorized Signatory

Per: signed *"Glen McMillan"*
Authorized Signatory

FRASER PAPERS INC., as Guarantor

Per: signed *"J. Peter Gordon"*
Authorized Signatory

Per: signed *"Glen McMillan"*
Authorized Signatory

SCHEDULE "A"

CREDIT FACILITY PROVIDED TO NEWCO

SUMMARY OF KEY TERMS

(all figures are in US Dollars)

Lender:	Brascan (US) Corporation (the "Seller").
Borrower:	Newco LLC ("Newco").
Purpose:	To provide Newco LLC with a secured facility (the "Facility") to fund the cumulative cash flow ("CCF") associated with the super-calendered paper mill owned by Newco (the "Millinocket Mill"), to the extent such CCF is negative, up until the time that such CCF is no longer negative.
Maximum Borrowings:	The maximum borrowings under the Facility will be the absolute amount of CCF, provided such CCF is negative, plus closing costs (as described below).
Term:	The Facility shall expire on the earlier of (i) the quarter-end on which CCF is no longer negative; and (ii) a specified date which is not less than 60 days from the date on which the Facility is cancelled by the Seller at any time in the Seller's sole discretion (the "Seller Termination Date"), provided that in all cases the minimum term of the Facility will be from Closing (as defined below) to September 30, 2007.
Interest rates and Payments:	Interest shall be charged at the rate of US Prime Rate + 0.25%, calculated daily and payable monthly. Newco will make payments of principal to the Seller, following each fiscal month, of the "available cash flow" associated with the operations of the Millinocket Mill in respect of such month; provided that "available cash flow" is positive and provided that such payment will not be made if the funds are required to fund the operations of Newco through to the next quarterly borrowing date. "Available cash flow" will be calculated on a monthly basis as EBITDA associated with the operations of the Millinocket Mill, less capital expenditures by Newco relating to the business conducted in respect of the Millinocket Mill, less increases and plus decreases in non-cash working capital associated with the operations of the Millinocket Mill.
Borrowing Dates:	Borrowings under the Facility are to be made quarterly up to CCF, the first such drawing being available on September 30, 2007. Where the Seller terminates the Facility, borrowings will be permitted on the Seller Termination Date, in respect of CCF to such date.

Determination of CCF:	CCF will be calculated as EBITDA associated with the operations of the Millinocket Mill, less capital expenditures, less increases and plus decreases in non-cash working capital associated with the operations of the Millinocket Mill, since the Closing (as defined in the Purchase Agreement, as amended, in respect of the indirect acquisition of Newco by Fraser Papers Limited).
Pre Payment Penalties:	None.
Minimum Borrowing or Payment:	$100,000.
Termination Right:	The Seller will have the right, at any time, upon at least 60 days' prior written notice to Newco, to terminate its obligations to continue advancing amounts under the Facility; provided that any such notice period will not expire prior to September 30, 2007. The Seller will continue to fund CCF up to the end of the notice period. Upon receipt of such termination notice, Newco will have 60 days within which to elect to close the Millinocket Mill. If Newco so elects by written notice to the Seller within such 60-day period, the Seller may elect to (i) realize on its security over the Millinocket Mill, (ii) cause the Millinocket Mill to be sold, or (iii) provided that the termination notice is delivered by the Seller at any time after the initial 12-months following the Closing, require that Katahdin Holdings LLC transfer its interest in Newco to the Seller for $1.00 (and, in all cases, require that the working capital associated with the operations of the Millinocket Mill (to the extent funded under the Facility) (or if the parties agree the proceeds of such working capital) be transferred to Newco.) If the Seller does not elect any of the foregoing alternatives, the Seller will fund all "closing costs" associated with the closing of the Millinocket Mill, provided that the Millinocket Mill is closed within such 60-day period. Any such closing shall be effected under the supervision of the Seller with the assistance of Newco. If Newco does not so elect to close the Millinocket Mill, the Seller will have no further liability for closing costs at any time.
Rights in Favour of the Seller:	So long as the Facility has not been terminated, the Seller will have the right to approve certain material actions and decisions in respect of, and fundamental changes to, each of Newco and the Millinocket Mill. The Facility will provide for customary events of default.

Security: First charge over the PP&E of Newco and second charge over receivables and inventory associated with the operations of the Millinocket Mill (which second charge will be limited to the amount of such receivables and inventory funded by drawings under the Facility).

Sale of Newco: In the event that any of the assets (other than inventory sold in the ordinary course of business, subject to the Facility payment terms set out above), or equity in the capital, of Newco are sold, the proceeds will be allocated first to those amounts owing under the Facility (including closing costs, if any) at the time of sale.

SCHEDULE "B"

CREATION OF NEWCO AND LLC AGREEMENT

SUMMARY OF KEY TERMS

(all figures are in US Dollars)

Purpose: Newco will be established to own Katahdin's super-calendered paper mill located in Millinocket, Maine (the "Millinocket Mill"). Subsequent to the organization of Newco, Fraser Papers Limited (the "Purchaser") will indirectly own all of the voting equity in the capital of Newco as a result of the purchase of 100% of the outstanding equity of Katahdin Holdings LLC (the "Company") as provided in the purchase agreement between the Seller (as defined below), the Purchaser and Fraser Papers Inc., as amended (the "Purchase Agreement").

Organization: Prior to the Closing (as defined in the Purchase Agreement), the Millinocket Mill will be transferred to Newco, which will be owned by Brascan (US) Corporation and/or a wholly-owned affiliate thereof (the "Seller"). Newco will then be recapitalized such that the Seller's membership interest is converted to a common non-voting membership interest, and the Company will contribute a non-interest bearing note and will be issued common voting membership interests of Newco. Initially, the total proportionate membership interests of Newco held by the Seller (as to 100% of the common non-voting membership interests of Newco) and the Company (as to 100% of the common voting membership interests of Newco) will be 90% and 10%, respectively. On Closing, the Purchaser will acquire all of the issued and outstanding common equity of the Company.

Distributions: The Seller will receive distributions in respect of its common non-voting membership interests of Newco equal to 90% of Newco's Distributable Cash Flow ("DCF") until it has received $100 million. Thereafter, it will receive 60% of DCF until it receives a further $50 million, 40% of DCF until it receives a further $50 million, and thereafter 20% of DCF. As the above thresholds in respect of distributions to the Seller are met, the Company will be issued additional common voting membership interests of Newco, thereby increasing its proportionate interst in the equity of Newco and giving effect to the above *pro rata* allocations of DCF.

Distributions cont'd

DCF of the Millinocket Mill for a given year is calculated as:

EBITDA

Less capital expenditures, subject to such reserves as the directors of Newco may reasonably determine to be necessary in connection with the operation of the Millinocket Mill

No distributions of DCF will be paid or payable until the secured loan facility provided to Newco by the Seller or an affiliate thereof (the "Facility") is automatically terminated. The Facility automatically terminates when cumulative cash flow (as defined in the Credit Facility Term Sheet attached to the Purchase Agreement) is not negative. Following termination of the Facility, where DCF is negative, the absolute value of such amounts will be accumulated and carried forward in a "Shortfall Account". Any positive balance in the "Shortfall Account" will be repaid to the Company from DCF on a priority basis in advance of any distributions to the Seller or the Company and the Shortfall Account will be reduced by such payments. In the year in which the Facility is terminated, distributions to the Seller and the Company will be calculated based on cumulative DCF, being the sum of DCF since Closing. Following termination of the Facility, distributions shall be made in respect of each calendar year on the 30th day of January immediately following the end of such calendar year.

Disposition of the Millinocket Mill:

In the event that Newco is sold, the proceeds will be allocated as follows:

First, as to all amounts outstanding under the Facility, calculated at the date of the closing of such sale;

Next, to the Company as to any amounts advanced to Newco by the Company or its designee to fund negative CCF (as defined in the Purchase Agreement) following termination of funding obligations under the Facility;

Next, to the Company the amount of the sale proceeds up to a maximum amount equal to the working capital associated with the operations of the Millinocket Mill (other than any such working capital that has been funded pursuant to the Facility), calculated at the date of the closing of such sale (such amount to be agreed between the Company and the Seller in the same manner as prescribed by Section 3.4 of the Purchase Agreement);

Disposition of the Millinocket Mill cont'd

Next, to the Company, the then remaining sale proceeds (if any) up to a maximum amount equal to the balance of the Shortfall Account, calculated at the date of the closing of such sale;

Next to the Seller, the then remaining Sale Proceeds (if any) up to a maximum amount of $20 million;

As to the balance of the proceeds, the Seller will receive 90% of the remaining proceeds until it receives $100 million, after that, 60% of the remaining proceeds until it receives a total of $150 million, after that, 40% of the remaining proceeds until it receives a total of $200 million, and after that, 20% of all remaining proceeds.

Rights of First Offer in favour of the Seller: In the event that (i) Newco proposes to sell all or substantially all of its assets (the "Mill Assets"), or (ii) the Company proposes to sell all, but not less than all, of its membership interests (the "Offered Interests"), to an arm's length third party, the Seller shall have a right of first offer to purchase the Mill Assets or the Offered Interests, as the case may be. In the event that the Seller waives, or is deemed to have waived, its right under this arrangement, Newco will have six (6) months to solicit and consummate a transaction with any arm's length third party purchaser on terms that are no more favourable to such purchaser as those offered to the Seller. In addition, any sale of the Offered Interests, pursuant to an exercise of the above right, will be subject to tag-along rights in favour of the Seller and drag-along rights in favour of the Company. Any price to be paid by the Seller under these arrangements will be net of its entitlement to sale proceeds as set out above.

Rights of First Offer in favour of the Company: In the event that the Seller proposes to sell or otherwise transfer its membership interests of Newco to an arm's length third party, the Company shall have a right of first offer to acquire the Seller's membership interests of Newco. In the event that the Company waives, or is deemed to have waived, its right under this arrangement, the Seller will have six (6) months to solicit and consummate a transaction with any arm's length third party purchaser on terms that are no more favourable to such purchaser as those offered to the Company.

Put Rights in favour of the Seller:

Upon the later of (i) the fifth anniversary of the Closing Date, and (ii) the repayment of certain indebtedness of Fraser Papers Inc. that is outstanding as at the Closing, the Seller will have the right to require that the Company acquire all of the Seller's common non-voting membership interests of Newco, for aggregate cash consideration of $20 million, less all DCF payments received by the Seller in respect of its common non-voting membership interests of Newco. This right will automatically terminate in the event that the Company elects to close the Millinocket Mill and the Seller exercises its right under the Facility to acquire the Company's membership interests in Newco for nominal consideration.

Other Covenants:

The LLC Agreement will include certain covenants in favour of the Seller with respect to, among other things, access to information and financial reporting, the right to require an audit of Newco, and maintenance of adequate insurance coverage by Newco. In addition, the Company will require written consent of the Seller with respect to: (i) mergers and other fundamental changes involving Newco, (ii) disposition or encumbering of assets of Newco, (iii) transfers of membership interests in the capital of Newco, and (iv) restrictions on the business to be conducted by Newco.

END